Exhibit 99.1
IFRS FINANCIAL REPORTS 2009
SAP GROUP
THE BEST-RUN BUSINESSES RUN SAPTM

To our Shareholders

002	Letter to the Shareholders

004	Executive Board

Transparency and Integrity

008	Investor Relations

013	Sustainability

019	Corporate Governance Report

023	Report by the Supervisory Board

036	Compensation Report

058	Declaration of the Executive Board

059	Independent Auditor’s Report

062	Review of Operations

063	The SAP Group of Companies

068	Software and Service Portfolio

079	Partner Ecosystem

083	Research and Development

092	Acquisitions

093	Customers

095	Employees

099	Financial Measures Cited in this Review

108	Economic Conditions

110	Income, Finances, and Assets

125	Corporate Governance

126	Information Concerning Takeovers

129	Risk Management and Risk Factors

145	Business in the New Year: Early News

146	Outlook

Financial Statements

154	Consolidated Financial Statements IFRS

256	Financial Statement of SAP AG (HGB) – Short Version

Additional Information

260	Five-Year Summary

262	Addresses

263	Publications for Shareholders

264	Financial Calendar

265	Publication Details

001

LETTER TO THE SHAREHOLDERS
CLARITY FOSTERS INNOVATION
Dear Shareholders, Customers, Partners, and Colleagues
The past year was marked by changes to the business environment, as customers adapted to a new market reality. Customer buying behavior shifted to an emphasis on smaller transactions and projects with immediate return; decision making moved increasingly to line of business executives and away from the traditional IT power base of the CIO; and there were increased requirements for solutions to help CEOs, COOs, and CFOs manage performance, compliance, and gain more business insight for faster decision making.
To respond quickly to this “new normal” of customer behavior, SAP began an ambitious transformation to bring us closer to customers and to increase speed to value. We laid a new foundation for sustainable growth, implemented lean principles and increased engagement with employees — our most powerful assets — while paying close attention to costs, reducing them by €662 million year-over-year, with a clear focus on improving our operating margin.
As 2009 drew to a close, these transformation efforts, combined with strong field execution and a renewed focus on innovation, allowed SAP to finish the year with better-than-expected fourth-quarter and full-year results as software and software-related service (SSRS) revenue was down only 5% for 2009 (non-GAAP, constant currencies). Execution was strong in the Asia Pacific and Americas regions, with the BRIC countries, the United States, the United Kingdom, and Germany leading the pack. We won some outstanding customers in key industries, such as banking, insurance, public sector, and telecommunications. We also exceeded our operating margin target for the year at 27.5% (non-GAAP, constant currencies).
Today, companies in all industries and of all sizes are looking to SAP to help them grow again. They want to be more innovative, agile, and competitive, and they are focused on technology investments that can help them take full advantage of a more positive economic outlook. As such, we expect 2010 to be a powerful year for SAP as we look to significantly expand our leadership of the enterprise application software market with new innovative products, new customer opportunities, and a focus on sustainable top-line and margin growth.
The changes in the SAP Executive Board made early this year were designed to intensify and accelerate our business strategy. SAP is more focused than ever on delivering a faster pace of innovation enabling customers to consume our solutions on-premise, on-demand, and on-device. We will help customers drive down their cost of operations by orchestrating their information technology, while providing consistency and security of data and business processes. Moreover, we will leverage the latest technologies, such as virtualization, cloud, and in-memory to ensure that our business solutions are easy to implement, easy to use, and seamlessly integrate across SAP and non-SAP environments.
At the forefront is the SAP Business ByDesign solution, which we anticipate delivering mid-2010 as a volume-ready cloud suite. In addition, this year SAP will begin delivering on-demand extensions to our market-leading SAP Business Suite 7, giving customers a choice of on-premise, on-demand, or a hybrid of both. We will also bring to market innovations such as
002      SAP Annual Report 2009

networked applications, in-depth industry solutions, and applications designed to help business users be more informed, productive, and efficient. At the same time, SAP will more fully leverage the industry’s largest ecosystem to drive growth for SAP and innovation for our customers. We will provide our partners the support they need to help ensure their success when working and partnering with SAP.
Together, as Co-CEOs, we believe our strong working relationship and complementary skills can help accelerate SAP’s transformation. Our joint ambition is to foster a culture of innovation at SAP that engages and inspires our people around one goal: helping our customers be best-run businesses. We stand at the beginning of a new era where information technology means more than just individual applications or products — it enables all facets of society to flourish. We look forward to strengthening our strong partnerships with all stakeholders as we lead SAP into a new generation of profitable growth.
The successful conclusion to 2009 is testimony to the market leadership of SAP, built upon the trusted advisor status we have earned with more than 95,000 customers, and to the innovative power and drive of SAP employees and partners. While the last year has been defined by a changed market environment and internal transformation, SAP is uniquely prepared and positioned to take full advantage of the opportunities that are in front of us.
Best regards,

Bill McDermott	Jim Hagemann Snabe
Co-CEO	Co-CEO
SAP AG	SAP AG
Letter to the Shareholders      003

EXECUTIVE BOARD
COMMITTED TO THE SUCCESS OF OUR CUSTOMERS
004     SAP Annual Report 2009

A	Bill McDermott (48) Co-CEO Joined SAP: 2002

B	Jim Hagemann Snabe (44) Co-CEO Joined SAP: 1990

C	Werner Brandt (56) Chief Financial Officer Joined SAP: 2001

D	Gerhard Oswald (56) Chief Operating Officer Joined SAP: 1981

E	Vishal Sikka (42) Chief Technology Officer Joined SAP: 2002
Executive Board      005

UPPING THE GAME
A SPORTING GOODS GIANT SCORES SAP APPAREL AND FOOT-WEAR.
More information at www.sapannualreport.com/2009/en

High performance matters in business as much as it does in sports. To maintain its competitive edge, the leading sporting goods company adidas Group leveraged the SAP Apparel and Footwear application to improve the efficiency of its complex global supply chain and accelerate future growth. The application helps companies in the apparel, foot-wear, and lifestlye industires to manage products with multiple characteristics such as style, color, and size along the fashion value chain. As a result of the implementation of the SAP software, adidas has been able to increase operational efficiency, improve its supply chain performance, and introduce industry best practices across the organization.

INVESTOR RELATIONS
TRANSPARENT, OPEN COMMUNICATION
Our dialog with investors focused on our strategy, our product portfolio, and SAP Enterprise Support. SAP stock significantly outperformed all of the international benchmark stock indexes.
The stock markets began 2009 in a mood of cautious optimism. The heavy losses associated with the prolonged international financial crisis had made the previous year one of the darkest chapters in the history of the capital markets, but the worst now seemed to be over. Stock prices stabilized in the last two months of 2008, only to plunge again in January and February 2009. In this period, the DAX®, which is the benchmark German stock index, declined 25% to 3,666 points — its lowest level since August 2004. This downturn was caused by profit-taking, declining confidence in the financial sector among investors, and the continuing anxiety of financial market participants about the stability of the global economy. But although most economic experts and company directors predicted gloomy scenarios for the stock markets, with the world facing the most serious economic and financial crisis since the 1930s, the stock markets boomed.
Optimistic investors put their faith in the government-backed rescue packages worth billions of dollars and invested in equities again. Markets remained volatile in the second quarter of 2009 - fluctuating between skepticism and confidence — and share prices retreated world-wide in consequence. Favorable business results, combined with increasing hopes of recovery, particularly in the fast-growing emerging economies of the BRIC countries (Brazil, Russia, India, and China), bolstered sentiment on the stock markets toward the middle of the year. Between April and June, the DAX 30 index and the Dow Jones EURO STOXX 50® index of blue-chip stocks in the euro area, recorded growth of 17.7% and 16.0%, respectively.
This upward trend persisted from mid-year until the end of the year. It was reflected in a general improvement in stock market sentiment and in rising stock prices, especially in the fourth quarter. The BRIC countries saw stock prices (in dollars) soar by up to 75% in mid-December. The financial markets retreated again at the end of the year, however, as a result of concerns over the Emirate of Dubai’s level of debt and the downgrading of euro-area member Greece’s credit rating. The year ended with a rally, which at times lifted the DAX above 6,000 in late December.
A rise in the Technology Peer Group Index® (TechPGI) of ten major technology stocks was a clear pointer that investors were hoping the technology sector would stage a quick recovery. The index increased 60.7% over the year as a whole. The Dow Jones index opened at 8,776 points at the beginning of 2009 and climbed approximately 20% to 10,548 points in the course of the year. The S&P 500® rose 25.2%, and the S&P North Software-Software IndexTM rose almost twice as fast as that, by approximately 50%.
008     SAP Annual Report 2009

SAP OUTPERFORMS THE DAX
SAP stock started well in 2009 and continued to perform strongly over the year. The price of the stock increased 30.7% in the course of the year, while the DAX 30 and EURO STOXX 50 benchmark indexes rose only 23.8% and 21.1%, respectively. SAP stock outperformed the DAX and EURO STOXX in the crisis year of 2008 as well. After closing at €25.24 on the Xetra® trading system at the end of 2008, the stock rose to €29.64 following publication of the 2008 results on February 9, 2009 — its highest level in the first quarter. But concerns over the impact of the global financial crisis on the economy continued to influence stock market sentiment, and SAP stock was affected by the general downward trend. It bottomed for the year on March 6 at €25.01. Good quarterly results at the end of July put SAP stock back on track, and by August 7 it had risen to €33.45.
Soon afterwards, on September 11, it reached €35.26 - its highest level in 2009. The last time SAP stock had been at this level was in early October 2008, before the global financial crisis hit the stock markets. Profit-taking then caused the stock to fall to €33.28 at the end of the third quarter. SAP stock was volatile in the fourth quarter: Positive stock market sentiment pushed the price back up to €35.08 on October 14, prompting another round of profit-taking. The price fell again following publication of our preliminary third-quarter results, in which we revised our outlook guidance for software and software-related service revenue in 2009. SAP stock hit its lowest fourth-quarter level at €30.09 on December 9, when stock markets were reacting to the developments in Dubai and Greece mentioned above. It ended the fourth quarter and the year as a whole at €33.00.
SAP Share in Comparison with the DAX 30, the Dow Jones EURO STOXX 50 and the S&P North Software-Software Index January 1, 2009 to February 28, 2010
percent
Investor Relations     009

Price movements of SAP stock were closely paralleled by those of SAP American depositary receipts (ADRs) on the New York Stock Exchange. The price of the ADRs depends largely on the price of the underlying SAP stock and on the euro-to-dollar exchange rate. The ADRs stood at US$35.62 at the end of 2008 and at US$46.81 one year later. Like the SAP stock, the ADRs thus rose 31% over the year.
Key Facts About SAP Stock /SAP ADRs

Listings
Germany	Berlin-Bremen, Frankfurt, Stuttgart
USA (ADRs)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADRs)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Quotron	SAGR.EU.
Weighting on December 31, 2009
DAX 30	5.29%
Prime All Share	4.40%
CDAX®	4.43%
HDAX®	4.58%
Dow Jones STOXX 50	1.14%
Dow Jones EURO STOXX 50	1.80%
DIVIDEND AMOUNT UNCHANGED
SAP has paid a dividend every year since the stock was floated in 1988. At the Annual General Meeting of Shareholders, the Executive Board and the Supervisory Board will recommend a dividend for the 2009 fiscal year of €0.50 per share. This would result in a total distributed dividend of €594 million. The dividend payout ratio (which here means total distributed dividend as a percentage of profit after tax) would be 34%. This represents another slight increase (2008: 32%).
NO SHARE BUYBACKS
We did not buy back any shares for treasury in 2009. Among the purposes to which we put our excess cash was the repayment of the syndicated loan we had taken to acquire Business Objects. For more information, see the Notes to the Consolidated Financial Statements section.
CAPITAL STOCK UNCHANGED
SAP’s capital stock is €1,226,039,608. It is issued as 1,226,039,608 no-par shares, each with an attributable value of €1 in relation to the capital stock.
010     SAP Annual Report 2009

LARGER FREE FLOAT
The proportion of our stock in free float increased again slightly in 2009. Applying the new definition accepted on the Frankfurt Stock Exchange — which excludes treasury stock from the free float — on February 28, 2010, the free float stood at 72.4% (2008: 68.2%). Approximately 24.6% (2008: 28.7%) of the stock was under the control of the three founders and their trusts and holding companies. U.S. institutions and individuals remained the next largest group of shareholders, holding around 21.6% of the stock. Continental European investors outside Germany held about 11.7%, followed by institutions in the UK and Ireland, which held approximately 9.1%. Institutions in Germany held 8.2% and investors from the rest of the world held 1.7% of the stock at the close of the year. Private or unidentified investors held 20.1%. SAP held 3.0% of the stock in treasury.
EMPLOYEES PROFIT FROM SUCCESS
As in previous years, our employees and managers profited from our business success. For more information about our stock award programs, see the Notes to Consolidated Financial Statements section.
COMMUNICATION WITH INVESTORS
Our directors and senior officers again aimed for the greatest possible transparency and openness in their continuous dialog with our shareholders. In more than 600 one-on-one meetings held at SAP, during investor road shows worldwide, and at investor events, we answered institutional investors’ and analysts’ inquiries about our business. We also held telephone conferences and analyst meetings when we published our quarterly results. Investor presentations at the SAPPHIRE conference in Orlando, Florida, as well as SAP Investor Days in Walldorf, Germany and Newtown Square, Pennsylvania, United States, were other key elements of our communication with the financial markets. These events focused on our strategy, including on-demand strategy, the midmarket segment, and SAP Enterprise Support. We held an investors’ workshop in London and hosted a Web seminar to explain what would happen when SAP’s financial reporting switched completely from U.S. GAAP to IFRS. Our Web site also provides much information on that subject. In addition, we gave presentations about the environment, social issues, and corporate governance to socially responsible investors (SRIs) at a conference and an SRI road show.
Return on Common Stock — WKN 716460; ISIN DE0007164600
Initial investment: €10.000

Date of investment	Dec. 31, 1999	Dec. 31, 2004	Dec. 31, 2008
Period of investment	10 years	5 years	1 year
Value (€) on December 31, 20091)	8,882	10,672	13,290
Average annual return	-1.2%	1.3%	32.9%
Performance comparators
DAX 30 Performance – total return index	-1.5%	7.0%	23.8%
REX General Bond – total return index	5.4%	4.3%	4.9%
S&P 500 Composite – total return index	-4.4%	-0.7%	22.5%
S&P North Software-Software Index – price index	-12.5%	1.3%	43.3%

1)	Assuming all dividends were reinvested
Source: Datastream
Investor Relations     011

Return on SAP ADRs — 803054204 (CUSIP)
Initial investment US$10,000

Date of investment	Dec. 31, 1999	Dec. 31, 2004	Dec. 31, 2008
Period of investment	10 years	5 years	1 year
Value (€) on December 31, 2009 1)	9,590	11,101	13,089
Average annual return	-0.4%	2.1%	30.9%
Performance comparators
S&P 500 Composite – total return index	- 0.9%	0.4%	26.5%

1)	Assuming all dividends were reinvested
Source: Datastream
COMPREHENSIVE SERVICE FOR INDIVIDUAL INVESTORS
Providing a full service for retail investors is a priority for SAP. We therefore broadcast all key events at which members of our Executive Board present news about SAP to financial analysts and institutional investors live on the Internet and publish the presentation materials. Investors can find a wide range of information about SAP and SAP stock on the Internet. We upgraded these offerings in 2009, adding new features like RSS feeds and social media links such as Facebook. Since 2008 we have also published an overview of analysts’ current assessments in collaboration with VARA Research.
The quarterly SAP INVESTOR magazine is one of the cornerstones of SAP’s service for individual investors. Others are the monthly e-mail newsletter, the shareholder hotline, and the e-mail contact at investor@sap.com. Our investor relations team held presentations at investor fairs and shareholder conventions in Germany and the United States, for example, at The World Money Show in Orlando, Florida, the BetterInvesting National Convention in Atlanta, Georgia, InvestEd in Salt Lake City, Utah, and the conference of the American Association of Individual Investors in Orlando, Florida. In addition to intensifying our contacts with individual U.S. investors at financial conventions, we also communicated in depth with financial advisors from small and large broker houses serving retail investors, including quarterly “squawk box” telephone conferences.
INTERNATIONAL AWARDS FOR INVESTOR RELATIONS
The business information company Thomson Reuters presented us with its Extel Survey Award 2009, after SAP had been voted “the leading Pan-European company for investor relations.” The Thomson Reuters award is based on detailed surveys of institutional investors and financial analysts. We won IR Magazine’s award for best investor relations by a continental European company in the U.S. market, and the German investment magazine Capital ranked SAP eighth out of the EURO STOXX companies. Private investors also rated SAP favorably — the BIRD (Best Investor Relations Deutschland) ranking of DAX companies put us in second place.
012     SAP Annual Report 2009

SUSTAINABILITY
LONG-TERM, STRATEGIC COMMITMENT TO SUSTAINABILITY
At SAP, we are committed to being an enabler and exemplar of sustainability — from running our company in sustainable manner to helping our customers holistically manage their sustainability strategy. We are focused on programs that help build a sustainable future.
Building on SAP’s 38-year heritage of providing solutions that help companies address business efficiency, SAP continued down this path by elevating sustainability into a strategic, long-term corporate initiative in 2009. We declared our commitment to enabling sustainable business, both for customers through our software — SAP as an enabler of sustainability — as well as internally as a sustainability practitioner — SAP as an exemplar of sustainability. Our goal was to focus on addressing economic, social, and environmental impact opportunities that leverage the strengths of SAP.
This strategic commitment was further demonstrated in March 2009 when the company announced a new cross-functional sustainability organization led by SAP’s first chief sustainability officer. The organization was created to drive and coordinate SAP’s internal and external social, economic, and environmental sustainability efforts — from the creation of solutions that enable sustainable business processes for customers to SAP’s own sustainability operations. The organization forms a matrix with SAP’s existing corporate functions and thus ensures consistent execution of all sustainability programs and efforts.
As a practitioner of sustainability, SAP also lives up to its social responsibilities through IT-led innovation that can drive economic development and parity through resource-efficient growth.
SAP AS AN ENABLER
Supporting Customers with a Holistic Approach to Sustainability Management
SAP’s more than 95,000 customers across more than 25 industries represent a significant portion of the global gross domestic product (GDP) and account for significant manmade greenhouse gas emissions. Thus, SAP is in a unique position to help these organizations meet their sustainability goals through the creation and delivery of software solutions that automate sustainable business practices. As a leading provider of business processes and analytics for business intelligence, SAP is leveraging their strengths in supporting customers by offering a holistic and integrated portfolio of sustainability solutions that allow companies worldwide to track, measure, and report sustainability metrics across the entire enterprise. In 2009, this engagement included the launch of the SAP BusinessObjects Sustainability Performance Management application, which automates data collection and report compilation, and the release of an enhanced version of the SAP EHS Management application, will helps manage operational, financial, and reporting risks in environment, health, and safety.
Sustainability     013

As a framework to actively encourage continued stakeholder collaboration around future sustainability solutions, SAP also released an extensive “sustainability map.” For the first time, the map catalogs the entire landscape of the customer’s business processes and IT activities related to sustainability. SAP invited stakeholders to collaborate in improving the map going forward — a distinctive move targeted at redefining the way customers build their strategies and IT companies build their solutions in the area of sustainability.
In support of SAP’s commitment to delivering innovative and comprehensive sustainability solutions, we recognized that one cannot go it alone. SAP embraced collaboration and co-innovation across the customer and partner ecosystem. Additionally, SAP pursued strategic tuck-in acquisitions, such as Clear Standards in May 2009, which contributed to SAP’s overall robust portfolio.
SAP AS AN EXEMPLAR
Managing Internal Operations in a Sustainable Way
In March 2009, SAP announced an aggressive commitment to reduce its total greenhouse gas (GHG) emissions back to the levels of 2000 by 2020, cutting its emissions approximately in half from its year-2007 peak levels of 540 kilotons CO2. This will return SAP to its approximate year-2000 emissions level of 275 kilotons CO2. SAP initiated its first global GHG inventory in 2008.
In January 2010, SAP announced its preliminary report of GHG emissions for 2009. The company’s worldwide CO2 emissions for 2009 totaled 425 kilotons, a 15% decrease from the 500 kilotons level of 2008. This equates to a monetary savings of approximately €90 million, influenced by both direct internal programs as well as the 2009 global economic slowdown. The emissions decrease was achieved directly without the application of offsets.
SAP will report in-depth carbon footprint details in its 2009 Sustainability Report, which will be independently verified, to be issued in spring 2010.
Embracing LEED Standards
Worldwide, SAP is committed to incorporating sustainable design features into all its new building projects, with the goal of designing new buildings to at least a LEED (Leadership in Energy & Environmental Design) Silver standard.
In May 2009, SAP opened a new addition to its U.S. headquarters in Newtown Square, Pennsylvania, designed to LEED Platinum standards. The new building has a variety of energy-efficient features. Geothermal wells use the constant ground temperature of the
014     SAP Annual Report 2009

earth to both heat and cool areas of the building. Lighting systems based on the concept of “daylight harvesting” are controlled by sensors that dim the lighting levels and raise or lower window shades based on the level of sunlight coming through the triple-glazed glass exterior wall. A hybrid air conditioning system produces ice during the overnight hours when energy demands and electric rates are lowest, with the chilled water from the melting ice used to cool the building during the heat of the day.
In April 2009, SAP installed a solar panel system at its Palo Alto campus in California, which is expected to reduce the campus’ carbon emissions by 154 metric tons annually. It will also eliminate the peak-load energy consumption of the regional computing center on the electrical supply grid during daylight hours, providing both environmental and financial benefits.
SAP’s opened a new campus in Brazil in June 2009 that is awaiting LEED Gold certification. The building features its own sewage treatment plant that provides clean, recycled water for toilets and irrigation for the campus garden and devices such as automatic sensor taps and dual flush toilets that reduce water consumption by more than 50%. The campus is also running on 100% renewable energy provided by a hydroelectric power plant.
Sustainability Report
In May 2009, SAP released its 2008 Sustainability Report, the company’s first independently verified report, achieving a “B+” Global Reporting Initiative (GRI) adherence level. The report featured a unique role-based interface that used Xcelsius software from the SAP Business-Objects portfolio to allow readers to interact with and use SAP’s data in an intuitive and engaging way.
Recognized by external independent organizations for their efforts, SAP was named as the leader of the software sector of the Dow Jones Sustainability Indexes (DJSI) for the third consecutive year. In addition to its inclusion in the DJSI, in 2009, SAP was also recognized for its sustainable business practices by the Corporate Knights Global 100 Most Sustainable Corporations list — where it has been included every year since its inception in 2005 — as well as the FTSE4Good index. SAP has also been named to the Global Challenges Index, which recognizes sustainability performance, and the NASDAQ OMX CRD Global Sustainability 50 Index.
Sustainability     015

Corporate Social Responsibility Unites Employees with a Clear Purpose
In 2009, we realigned our corporate social responsibility (CSR) initiatives under “Clear Purpose,” a global program that takes a more holistic approach to stakeholder management, corporate giving, in-kind giving, and employee engagement. SAP sees Clear Purpose as having multiple benefits, and thereby positions SAP as an employer of choice and one that helps each nonprofit and nongovernmental organization with which we partner become best-run companies.
Programs support nonprofit organizations and nongovernmental organizations (NGOs) based on the framework of the following four pillars of focus to maximize impact:
▪	Education — mathematics, science, information technology, literacy and youth entrepreneurship

▪	Good governance and transparency — openness, communication, and accountability

▪	Bridging the digital divide — lessening the gap between people with effective access to digital and information technology and those with very limited or no access at all, usually due to impoverishment

▪	Environmental stewardship — cooperative planning and management of environmental resources with organizations, communities, and others to actively engage in the prevention of loss of habitat and facilitate its recovery in the interest of long-term sustainability
Employee Engagement
SAP unlocks the clear purpose of each employee through a variety of innovative initiatives — from mass mobilization to skills-based volunteerism. In 2009, 16% of our employees volunteered during corporate-led volunteer days and signature initiatives:
▪	More than 62,000 hours, totaling approximately 7,700 workdays — or 21 years — of volunteerism by SAP employees across 30 countries

▪	During the fifth annual SAP Month of Service, under the Clear Purpose banner, more than 40% of employees based in North America and Latin America volunteered in October 2009 with engagement rates upwards of 70% in countries such as Puerto Rico and Chile. In many cases, volunteer activities served as team-building opportunities in which line of businesses worked together to serve their communities.

▪	290 employees served as FIRST LEGO League mentors, coaching 198 teams in 29 countries. As a result, approximately 1,400 children — aged 9 to 16 — experienced this innovative, interactive robotics program with a focus on education, technology, and innovation.
016     SAP Annual Report 2009

Corporate Giving
In 2009, SAP donated more than €7 million to nonprofit organizations. Components to corporate giving included, but were not limited to:
▪	Partnerships with more than 200 organizations globally within our pillars of focus

▪	Employer matching of employee giving to more than 1,100 organizations in North America and the Asia-Pacific Japan region

▪	Approximately 200 volunteer grants awarded to nonprofit organizations in support of individual employee volunteerism by U.S.-based employees through the “SAP Dollars for Doers” program.
Software Donations
SAP donates software from our SAP BusinessObjects portfolio to eligible nonprofit organizations. Through a partnership with TechSoup Global, in 2009, more than 900 nonprofit organizations in Brazil, Canada, Germany, and the United States have deployed SAP software to build capacity, promote performance, agility, and organizational alignment, and drive transparency and good governance within their organizations.
Supporting Microfinancing
In 2009, SAP made a commitment to provide financial, software, and expert assistance to PlaNet Finance, a leading international nonprofit organization that offers support services to microfinance institutions (MFIs). SAP and PlaNet Finance aim to improve the microfinance sector through a combination of microfinancing, the use of new technology and the creation of value-chain extensions that help entrepreneurs at the base of the economic pyramid create sustainable businesses.
Three main areas were targeted with the partnership:
▪	Technology development for field initiatives

▪	Development of software solutions for MFIs

▪	Deployment of SAP technology for PlaNet Finance’s corporate initiatives
To start their first joint field initiative, SAP and PlaNet Finance have carefully studied the shea nut value chain in Northern Ghana, in Africa, to identify how microfinance, education, and technology can help improve the incomes and living conditions of women who pick and process the nuts into shea butter.
Sustainability     017

SAP University Alliances
The SAP University Alliances program provides SAP software licenses, curriculum materials, training workshops, and academic-oriented events around the world.
SAP currently donates license access to its full range of software products for real-life, hands-on classroom experiences for more than 200,000 students in undergraduate and graduate degree programs at over 1,000 colleges and universities worldwide.
Key developments in 2009 included:
▪	Expansion of the program to countries such as Greece, Hungary, Israel, Macau, Pakistan, and Portugal

▪	Introduction of new courses for SAP BusinessObjects portfolio that fully complements the growing academic offerings for SAP Business Suite software

▪	Launch of SAP University Alliances community in SAP Community Network, a multifaceted online environment that delivers the latest academic resources for bringing real-life SAP knowledge and skills to the desktops of professors and students globally. By year-end, this new community reached well over 100,000 registered participants.
SAP University Alliances directly supports higher education in developing graduates with the critical business process knowledge and advanced IT expertise that SAP customers and partners require to remain competitive.
018     SAP Annual Report 2009

CORPORATE GOVERNANCE REPORT
RESPONSIBLE MANAGEMENT
SAP’s global business operations and international shareholder structure mean that effective, transparent corporate governance is key for the Company.
In their work, the Supervisory Board and Executive Board therefore attach great importance to good corporate governance. Corporate governance is the application of international and national values and principles of good, responsible management to the activities of a company’s executive and supervisory bodies and its employees. It is not a system of rigid rules and regulations. Rather, it is a process in which values and principles constantly evolve in line with changing requirements.
CORPORATE GOVERNANCE AT SAP
Because SAP is listed on the German stock exchange, its corporate governance is based on the provisions of the German Stock Corporation Act and of the German Corporate Governance Code (the “Code” in this report) as from time to time amended. SAP also complies with the provisions that are relevant to it as a German company listed on the New York Stock Exchange (NYSE). These include the Corporate Governance Standards of the NYSE and the U.S. Sarbanes-Oxley Act. SAP provides its shareholders with detailed information about its implementation of the Code’s recommendations by publishing an annual declaration of implementation by the Executive and Supervisory Boards, as required by the German Stock Corporation Act, section 161. In addition, with the annual financial statements the Executive Board publishes a corporate governance statement pursuant to the German Commercial Code, section 289a, describing certain aspects of the Company’s corporate governance in greater detail. The present report is a summarized account of corporate governance at SAP in 2009.
EXECUTIVE BOARD
At the time this annual report went to press, the SAP Executive Board had five members. It is solely responsible for managing the Company. It has a duty to exercise its management powers in the interest of the Company and in pursuit of the sustained growth of corporate value. It discusses and agrees on its strategy for the Company with the Supervisory Board, ensures compliance with the requirements of the law throughout the Group, and maintains appropriate risk management structures and risk controls.
SUPERVISORY BOARD
The SAP Supervisory Board has 16 members who, in equal numbers, represent the shareholders and the employees. It appoints, monitors, and advises the Executive Board. The Executive Board involves the Supervisory Board in decisions on matters of fundamental importance for the Company. The Supervisory Board has reserved to itself the approval of
Corporate Governance   019

certain defined transactions of fundamental importance. When selecting candidates to be proposed to the Annual General Meeting of Shareholders for election to the SAP Supervisory Board, the Supervisory Board looks for people with the necessary knowledge, abilities, and expert experience.
CORPORATE GOVERNANCE STATEMENT
The SAP AG Executive Board published our first corporate governance statement pursuant to the German Commercial Code, section 289a with the Company’s financial statements for 2009. The duty to publish a corporate governance statement is new; it arises under the German Accounting Law Modernization Act, which came into force in 2009. Companies must publish the corporate governance statement either as part of their annual report or on their Web site. It must include the declaration of implementation pursuant to the German Stock Corporation Act, section 161, certain information on corporate governance practices, and an account of how the Executive Board and the Supervisory Board work, who sits on which Supervisory Board committees, and how those committees work. The corporate governance statement published by SAP AG for 2009 is on SAP’s Web site at www.sap.com/ about/governance/statement.
CODE RECOMMENDATIONS
Every year, the Supervisory Board and Executive Board issue a declaration stating whether SAP has implemented and is following the Code’s recommendations and identifying any recommendations that the Company has not followed — with an explanation of why it has not done so. The declaration of implementation is on SAP’s Web site at www.sap.com/about/ governance/statutes. Implementation declarations published in previous years are also available on this Web site, and a link is provided to the current and previous versions of the Code. The Executive Board and Supervisory Board issued the current declaration of implementation on October 30, 2009. It is also included in the corporate governance statement published on SAP’s Web site at www.sap.com/about/governance/statement.
The declaration of implementation reports that we do not follow five of the 82 recommendations in the version of the Code published on June 18, 2009, and did not follow five of the 84 recommendations in the version of the Code published on June 6, 2008. The reasons for not following these recommendations are described in detail in the declaration of implementation required by the German Stock Corporation Act, section 161 (1).
CODE SUGGESTIONS
With one exception, we follow all 16 suggestions in the current Code, which is dated June 18, 2009. As in the previous year, we have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP’s long-term success as suggested in the Code, section 5.4.6, paragraph 2. We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members’ motivation. Variable compensation at SAP is therefore linked to the dividend and can thus be readily determined by applying the Supervisory Board compensation provisions in the Articles of Incorporation. We believe that this ensures transparent, appropriate compensation for Supervisory Board members that reflects their legal responsibilities.
020     SAP Annual Report 2009

CODE OF BUSINESS CONDUCT
SAP’s corporate governance practices include our Code of Business Conduct for employees and members of the Executive Board. The Code of Business Conduct expresses the high standards that we require from our employees and Executive Board members and sets out the main principles that guide our business conduct toward customers, business partners, and shareholders. We see our Code of Business Conduct as the standard for our dealings involving customers, business partners, vendors, shareholders, and competitors. By following our Code of Business Conduct, we demonstrate a commitment against all forms of unfair competitive practice, corruption, and misrepresentation. A compliance team reporting to our general counsel monitors worldwide compliance with the Group’s internal policies, such as our Code of Business Conduct. It regularly reviews these internal policies, revises them if necessary, and delivers related training.
THE WORK OF THE EXECUTIVE AND SUPERVISORY BOARDS
The Executive Board and Supervisory Board cooperate closely for the benefit of the Company. The Executive Board regularly provides the Supervisory Board with full and timely reports on all material matters of business planning and performance, including any deviations of actual business performance from plan, the risk situation, and risk management. SAP provides its shareholders with in-depth information about how the Executive and Supervisory Boards work, how the Supervisory Board committees are composed, and how these committees work, in its corporate governance statement. For more information about the joint work of the Executive and Supervisory Boards and about the work of the Supervisory Board and its committees in 2009, see the Report by the Supervisory Board in this annual report.
APPLYING INTERNATIONAL CORPORATE GOVERNANCE STANDARDS
As a NYSE-listed company, SAP is subject to U.S. financial legislation and to the rules of the SEC and NYSE. Besides implementing the requirements of the Sarbanes-Oxley Act, section 404, and other Sarbanes-Oxley Act requirements, including conducting an annual audit of our internal control over financial reporting, we comply with the rules applicable to non-U.S. companies set out in the NYSE Listed Company Manual. These rules govern the establishment and membership of an audit committee and SAP’s related duties to report to NYSE. In accordance with the SEC and NYSE corporate governance rules, we have published, at Item 16G in our Annual Report on Form 20-F, a report on the significant differences between the NYSE corporate governance rules and the German corporate governance rules, which we apply. The Annual Report on Form 20-F is published on SAP’s Web site at www.sap.com/about/investor/reports/2009.epx.
TRANSPARENCY, COMMUNICATION, AND SERVICE FOR SHAREHOLDERS
Our shareholders can obtain full and timely information about SAP on our Web site and can access current and historical Company data. Among other information, SAP posts all of its financial reports, all relevant news about the Company’s governing bodies, corporate governance documentation, news in frequently-asked-question format on current business measures, information requiring ad-hoc (current) disclosure, press releases, and news of directors’ dealings notifiable pursuant to the German Securities Trading Act, section 15a. Shareholders are also able to watch a live broadcast of the entire Annual General Meeting of
Corporate Governance    021

Shareholders on the Internet. They can vote according to their shares at the meeting by instructing a proxy of their choice or one of the proxies provided for that purpose by SAP. All of the documentation related to the Annual General Meeting of Shareholders is posted in good time on SAP’s Web site at www.sap.com/AGM.
FINANCIAL ACCOUNTING, RISK MANAGEMENT, AND INTERNAL CONTROL STRUCTURE
The May 2009 Annual General Meeting of Shareholders appointed KPMG to audit the Company’s financial statements. We prepare the SAP AG financial statements in accordance with the German Commercial Code and our statutory consolidated financial statements in accordance with IFRS. We also prepare the Form 20-F Annual Report in accordance with SEC requirements. The Executive Board is responsible for financial accounting. The Supervisory Board approves the SAP AG financial statements and the statutory consolidated financial statements.
In German stock-corporation and commercial law, there are special requirements for internal risk management that apply to SAP. To meet them, our global risk management system supports risk planning, identification, analysis, handling, and resolution. We also maintain standard documentation of all our internal control structures and continually evaluate their effectiveness. As a company listed on the NYSE, we conduct an annual audit of our internal control over financial reporting in accordance with the complex requirements of the U.S. Sarbanes-Oxley Act, section 404, with our auditor, KPMG. KPMG’s audit of our financial reporting control had not found any indication by March 11, 2010, that it was not effective on December 31, 2009. In compliance with the reporting obligations introduced in 2009 under the German Commercial Code, sections 289 (5) and 315 (2) (5) in 2009, both the SAP AG review of operations (which is published in German) and the Review of SAP Group Operations include comprehensive information about the principal features of the internal control and risk management system with respect to the SAP AG and consolidated accounting processes.
EXECUTIVE BOARD AND SUPERVISORY BOARD COMPENSATION INFORMATION
The German Corporate Governance Code recommends that certain details of Executive and Supervisory Board member compensation and share ownership, stock options, and similar incentives be included in the corporate governance report or in the compensation report as part of the corporate governance report. These details, as well as the legally required information about Executive and Supervisory Board members’ compensation, are all available in the compensation report. The compensation report is part of the audited Review of SAP Group Operations as well as forming part of this corporate governance report. The Supervisory Board has approved the Review of SAP Group Operations, including the compensation report, and adopted the compensation report’s content for the purpose of corporate governance and compensation reporting as required by the Code.
022    SAP Annual Report 2009

REPORT BY THE SUPERVISORY BOARD
COOPERATION AND CONTROL
Dear Shareholders,
For SAP, 2009 was one of the most difficult years ever. Faced with deep economic crisis, many companies in many regions of the world again postponed investments. For the first time in the history of SAP, the management had to reduce the global workforce. From the Supervisory Board’s many discussions with the Executive Board, we know how hard the Executive Board found this drastic step, and we wish to record our special thanks to Léo Apotheker and Henning Kagermann for their strong leadership. The program was implemented as fairly as possible and with every consideration for the interests of our people: Responsibility toward our employees is at the heart of our corporate culture.
In response to the difficult market conditions in 2009, SAP concentrated most on software solutions that can deliver rapid returns for customers and give them new competitive edge. We shipped innovative products, including SAP BusinessObjects Explorer and SAP Business Suite 7 software. We also embarked on a process of wholesale transformation to make ourselves much more agile in our response — both to the changes we anticipate in the software industry, and to changing customer expectations.
Wisely, in 2009 the Executive Board took the opportunity to gear up for a new era of profitable growth. Their concerted efforts already began to bear fruit before the year was out. There was a definite turnaround in the second half of the year, and the final quarter was very encouraging. Sales improved in the Asia Pacific Japan region and the Americas region, and in some key markets and sectors, suggesting that SAP is gaining momentum for a year of growth in 2010. In 2009, we limited the decline in non-GAAP revenue from our software and software-related services to 5% year-over-year at constant currencies. Our non-GAAP operating margin on a constant currency basis was 27.5%, surpassing the outlook guidance the Company had given.
Overall, SAP held up well in a difficult year. SAP leads its segment of the market, and its agility puts a larger share — and more profitable growth — within grasp. To position the Company even more strongly for the future, the Supervisory Board nonetheless decided to make changes to the Executive Board at the beginning of 2010.
On February 7, the Supervisory Board reached an agreement with Léo Apotheker that his term on the Executive Board would not be renewed after expiration, and he resigned his seat with immediate effect, also in agreement with the Supervisory Board. At the same time, the Supervisory Board appointed chief technology officer Vishal Sikka to the Executive Board. That day the Executive Board, with Supervisory Board approval, also named the two new co-CEOs: Bill McDermott, head of global field operations, and Jim Hagemann Snabe, head of product development.
Report by the Supervisory Board    023

At its meeting a few days later on February 11, 2010, the Supervisory Board accepted the resignation of John Schwarz from the Executive Board. The term of Gerhard Oswald’s Executive Board appointment was extended to the end of 2011. In addition, he accepted the chief operating officer portfolio from Erwin Gunst, who had to leave for health reasons on January 31, 2010. Erwin Gunst had also been labor relations director, and the Supervisory Board asked Werner Brandt to replace him in this role on an interim basis.
The Supervisory Board thanks Léo Apotheker for his huge contribution to the success of SAP over more than 20 years, ranging from impressive success in the field to his achievements as CEO. We also thank Erwin Gunst for all his successful work over a similarly long period, culminating in the establishment of the chief operating officer portfolio on the Executive Board, and John Schwarz for his crucial contribution to the successful and very rapid assimilation of Business Objects into our Company. The Supervisory Board wishes all three every success in the future.
The Supervisory Board has every confidence that the new management will continue to drive forward the reorientation of the Company’s strategy and its focus on profitable growth, and that with our innovations it will extend SAP’s leading position.
The SAP Supervisory Board closely monitored the work of the SAP Executive Board in 2009. To efficiently organize and perform our duties, particularly in a challenging economic environment, we rely on in-depth and cooperative dialogue with the Executive Board. That is why this report starts by explaining the ongoing partnership between the two Boards. The report also focuses on the main topics discussed by the Supervisory Board, the work of its committees, corporate governance at SAP, and the audit of the SAP AG and consolidated financial statements.
COOPERATION BETWEEN THE EXECUTIVE AND SUPERVISORY BOARDS
In 2009, we discharged the duties imposed on us by the law and by the Company’s Articles of Incorporation. We were regularly consulted by the Executive Board on the running of the Company and we scrutinized and monitored the work of management. We monitored the Executive Board’s management of the SAP Group with regard to legality, correctness, appropriateness, and cost-effectiveness. In addition, the Executive and Supervisory Boards consulted on the Company’s strategic orientation and regularly discussed progress in implementing strategy. We were involved whenever decisions of fundamental importance to SAP were made.
024    SAP Annual Report 2009

The Supervisory Board regularly received full and timely reports from the Executive Board, both from members in person and in written documents. The reports chiefly concerned planning, the Company’s business performance including the risk situation, risk management, compliance, and transactions of special significance for SAP. The Executive Board also indicated when the Company’s business deviated from the plans and targets and explained these deviations.
The content and scope of the Executive Board’s reports fully met the requirements that the Supervisory Board had placed on them. Besides these reports, the Supervisory Board received supplementary information from the Executive Board. In particular, the Executive Board was available at Supervisory Board meetings for discussions and to answer our questions. We checked the information received from the Executive Board for plausibility as well as critically examining and discussing it. The Supervisory Board maintains a list of transactions for which the Executive Board requires the Supervisory Board’s consent. We update the list regularly as required, most recently in 2009. The Supervisory Board carefully considered all transactions in the listed categories and discussed them with the Executive Board, focusing on the benefits and effects of each transaction. The Supervisory Board agreed to all transactions where its consent was required.
The Executive Board also kept the chairperson of the Supervisory Board fully informed between meetings of the Supervisory Board and its committees. For example, the Company’s two co-CEOs (and, from June 2009, its single CEO) and the chairperson of the Supervisory Board met regularly to discuss SAP’s strategy, current progress in business, and risk management, as well as other key topics and decisions that arose. The co-CEOs (and, since June 2009, the CEO) informed the Supervisory Board chairperson, without delay, of important events that were significant for assessing SAP’s situation and progress or for the management of SAP.
SUPERVISORY BOARD MEETINGS
There were four ordinary meetings and one extraordinary meeting of the Supervisory Board in 2009. The resolutions of the full Supervisory Board were made at these meetings. A resolution on one item was adopted using the circular correspondence procedure. The Supervisory Board discussed the following topics and, where necessary, made resolutions:
Extraordinary Meeting in January
The meeting on January 27, 2009, took place against the background of the world economic crisis. With reference to the Company’s key financial indicators in the fourth quarter and throughout 2008, we discussed in depth the need to continue the cost containment program instigated by the Executive Board in October 2008 and to institute additional cost-cutting measures in 2009. We were in agreement with the Executive Board that these measures were required to sustain and, if possible, to strengthen SAP’s competitiveness. To enable SAP to adapt its size to today’s market conditions and combat the effects of the global recession, after in-depth discussions the Supervisory Board authorized the Executive Board at the latter’s suggestion to reduce the workforce to 48,500 full-time equivalents worldwide by the end of 2009 by taking advantage of natural attrition wherever possible and to continue to maintain tight cost controls on all variable expenses, including third-party services and capital expenditure. At this meeting, the Supervisory Board approved the appointment of Robert Enslin as CEO of SAP America, Inc. and president of our North America region, replacing Greg Tomb.
Report by the Supervisory Board      025

Meeting in February
At our meeting on February 12, 2009, we discussed the 2008 fourth-quarter and full-year results and the progress of our business during 2008. We received and discussed in depth a report from the Executive Board on strategy for 2009 — which was clearly going to be a difficult year — and agreed the budget for 2009 presented by the Executive Board, including the capital expenditure budget and liquidity plan for 2009. We reviewed in detail the financing models presented by the Executive Board in connection with SAP’s future financing strategy and authorized the Executive Board to raise loan capital not exceeding €1.1 billion to secure additional liquidity. The Supervisory Board approved Henning Kagermann’s candidacy and acceptance of a seat on the supervisory board of Deutsche Post AG. In consequence of Helga Classen’s resignation from the Supervisory Board on her entry into semi-retirement, and her replacement by a new member, Christiane Kuntz-Mayr, we discussed the handover of Helga Classen’s functions on the General Committee and the Mediation Committee. We also elected Christiane Kuntz-Mayr to the Technology and Strategy Committee. At the same time we amended this committee’s rules of procedure by repealing the rule concerning the number of members. The Supervisory Board extended Werner Brandt’s appointment as a member of the Executive Board of SAP AG from January 1, 2010, to December 31, 2013.
The Executive Board once again reported to us in summarized form on our equity investments in 2009. The corporate governance officer presented his annual report to us, in which he stated that he had not identified any breaches of the applicable rules in 2008. The capital market compliance officer submitted his annual report. The Compensation Committee, Finance and Investment Committee, Technology and Strategy Committee, and Audit Committee reported on the most recent topics discussed at their meetings. The Finance and Investment Committee reported that it supported the financing strategy for 2009 presented to its meeting by the Executive Board. The Technology and Strategy Committee reported on the current situation with regard to SAP Business ByDesign and future plans for the product. The Audit Committee reported on the progress of the audit of the 2008 annual financial statements and our internal risk management. Following the Compensation Committee’s report and at its recommendation, the Supervisory Board decided that the Executive Board’s compensation system in 2009 should comprise three components: a fixed element, a directors’ profit-sharing bonus, and a long-term, performance-oriented incentive element in the form of virtual options. Of the cash compensation, 25% would be the fixed salary and the remaining 75% would be made up of the directors’ profit-sharing bonus. The fair market value of the virtual options at the time of issue would be one-and-one-half times the fixed compensation element. On the basis of a report submitted by the Compensation Committee, the Supervisory Board approved the conclusion of a consulting contract between the former Executive Board member Peter Zencke and SAP AG, effective until December 31, 2009.
026   SAP Annual Report 2009

Audit Meeting
At its March 26, 2009, meeting, the Supervisory Board focused principally on the documents concerning SAP AG’s 2008 financial statements and consolidated financial statements, the audits conducted by KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), and the Executive Board’s proposed resolution on the appropriation of retained earnings for 2008. The Audit Committee reported, among other things, on the form and scope of its examination of the documents relating to the financial statements and recommended that the Supervisory Board approve them. The auditor attended the meeting and reported in detail on the audit and the results of the audit. The auditor then discussed the results with the Supervisory Board and answered its questions. The Supervisory Board approved the audit. There were no findings from its own examination, so the Supervisory Board gave its consent to the financial statements for 2008. We checked and endorsed the Executive Board’s proposal to appropriate retained earnings.
In addition, we passed our proposed resolutions for the agenda of the May 2009 Annual General Meeting of Shareholders, which included approving the proposal to the Meeting concerning the election of an auditor for 2009 in accordance with the Audit Committee’s recommendation. A further item on the agenda at this meeting was a report on business in the first quarter of 2009. The Supervisory Board gave its consent for various legal transactions between SAP and individual Executive and Supervisory Board members. After a full discussion, we also approved the Executive Board’s proposed maximum total budget for 2009 for virtual stock options to be granted under the new 2009 SOP Performance Plan and stock appreciation rights (STARs) to be granted under the 2009 STAR Performance Plan. The Supervisory Board also agreed to conclude directors’ and officers’ (D&O) liability insurance policies for members of the Supervisory Board and the Executive Board, and for corporate officers, from April 1, 2009, to April 1, 2010.
The Compensation Committee, the Technology and Strategy Committee, and the Special Committee, which was set up to handle the Oracle law suit, gave reports on their recent meetings. The Compensation Committee reported on its renewed in-depth discussions on the Executive Board’s compensation system. Having received the Compensation Committee’s report, the Supervisory Board followed the Compensation Committee’s recommendation and agreed the various components of and metrics for the Executive Board’s 2009 compensation package apart from the allocation of virtual stock options. Applying the structure defined by the full Supervisory Board, the Compensation Committee allocated virtual stock options at its extraordinary meeting on May 6, 2009. The Technology and Strategy Committee reported on the product portfolio management process and the product portfolio. The Special Committee reported on the progress of the Oracle litigation in the United States, especially the confidential settlement negotiations at the settlement conference following the court hearing on February 23, 2009, and on the internal analyses of the circumstances that gave rise to the dispute.
Report by the Supervisory Board      027

Meeting in July
At the meeting on July 31, 2009, we focused on business in the second quarter of 2009, an assessment of the first half of the year, the forecast for the second half, and further planning. The Executive Board reported to us on the results from the various lines of business and on the competitive position of SAP in general. The Executive Board reported on the integration of Business Objects into SAP, which is nearing completion; on the enhancement of SAP core products (including the availability of SAP Business Suite 7); on the favorable market response to the extended SAP Enterprise Support service offerings; and on the progress of the SAP Business ByDesign solution. The Executive Board provided us with information about the midterm strategy of the SAP Group up to 2014, expanding on the detailed strategy paper that we had previously received.
The Executive Board also reported to us again in summarized form on equity investments made between 2003 and 2008, explaining in greater depth the economic impact of acquiring OutlookSoft and Virsa. The Supervisory Board resolved to extend the list of transactions requiring consent: In the future, the chairperson of the Supervisory Board is to be informed about all planned acquisitions — irrespective of their value — and may decide at his or her own discretion to ask the Finance and Investment Committee or the full Supervisory Board for their advice or consent before an acquisition is completed.
The Supervisory Board extended the appointment of John Schwarz as an Executive Board member from July 1, 2010, until June 30, 2011, and confirmed that his compensation during this period would remain at its current level. The Supervisory Board approved the appointment of Vishal Sikka, SAP Chief Technology Officer, to the post corporate officer of SAP Group. The General Committee, Audit Committee, Technology and Strategy Committee, and Compensation Committee reported on their meetings. The General Committee reported on the allocation of virtual stock options to managers and employees under the SOP Performance Plan 2009. It also reported that, in order to avoid tax disadvantages for U.S. employees, it had agreed to supplementary terms stating that any amounts employees are to receive after exercising their options will not be paid out until the program ends in 2014. The General Committee also reported on its decision to approve the issue to beneficiaries of up to 20 million treasury shares by May 31, 2010, to satisfy rights attaching to convertible bonds and stock options under share-based compensation programs. The Audit Committee reported that it had made no findings in its examination of the financial reporting of the second quarter and first half of 2009.
The Audit Committee further reported that a budget had been agreed for KPMG to audit the SAP Group for fiscal year 2009, and that focuses for the 2009 audit had been discussed and defined with the auditor. The Technology and Strategy Committee reported on the Company’s on-demand strategy for the large enterprise target market and the current situation regarding SAP Business ByDesign.
028      SAP Annual Report 2009

Meeting in October
The topics covered at the Supervisory Board meeting on October 30, 2009, were business in the third quarter of 2009, the forecast for the fourth quarter, and the full-year forecast for 2010. The Executive Board provided us with information about SAP’s competitive situation, the ongoing business challenges caused by the financial market crisis, changes in customer demand patterns, and our main competitors’ activities. The Executive Board reported on the successful introduction of the SAP Business Explorer software, the current situation with regard to the SAP Enterprise Support service offerings, and the planned go-to-market date for the SAP Business ByDesign solution. The Executive Board provided us with detailed information about the implementation of SAP’s midterm strategy. As a result of the private placement transaction (“schuldschein”), the financing approval that we granted the Executive Board at the meeting on February 12, 2009, was reduced to about €400 million. To take advantage of the favorable credit terms currently available for corporate bonds, we authorized the Executive Board at its request and on the recommendation of the Finance and Investment Committee to raise loan capital of not more than €1 billion in 2010. We stipulated that issuance details require prior approval of the Finance and Investment Committee. We authorized the Executive Board to dissolve the SAP Portals European group company structure below SAP America, which was created in 2001/2002, and to take the steps necessary for that purpose.
Ahead of the decision about Executive Board compensation in the first quarter of 2010, the Supervisory Board agreed to commission an independent external consulting firm to report, based on reference values for executive board compensation at other companies, on whether the planned Executive Board compensation is customary and appropriate. We decided to introduce at the next opportunity, which is in April 2010, a deductible in the D&O insurance policy for Executive Board members in accordance with the minimum requirements of the new German Appropriate Executive Board Remuneration Act. However, after detailed discussion the Supervisory Board decided not to introduce a D&O insurance deductible for members of the Supervisory Board. The Supervisory Board also determined that it had a sufficient number of independent members. With the agreement of the Executive Board, it issued its annual declaration of implementation of the German Corporate Governance Code (the “Code”) pursuant to the German Stock Corporation Act, section 161. Specially designed questionnaires were sent to Supervisory Board members in August 2009 in connection with the regular review of the efficiency of the Supervisory Board’s activities pursuant to section 5.6 of the German Corporate Governance Code. The members received a written copy of the Supervisory Board chairperson’s analysis of the results of the survey prior to the meeting. The results were discussed at the meeting on February 11, 2010.
The Audit Committee, Compensation Committee, Technology and Strategy Committee, and Finance and Investment Committee reported on their recent meetings. The Audit Committee reported on the progress of its audit of the internal control structure, stating that the Executive Board had implemented a new risk management concept to identify and analyze risks that potentially threaten the Group’s ability to continue as a going concern. The Audit Committee also reported that both the internal audit service and the global compliance organization had submitted their annual reports and that it was of the opinion that SAP has an effective Group-wide compliance system. The Audit Committee reported that it had amended its rules of procedure to comply with the provisions of the new German Account-
Report by the Supervisory Board      029

ing Law Modernization Act. The Compensation Committee’s report presented possible approaches to implementing the new German Appropriate Executive Board Remuneration Act, which requires the Executive Board compensation system to be modified in Spring 2010 when the performance targets are set for 2010. The Technology and Strategy Committee reported on product strategy and its planned implementation. The future development of SAP Business Suite and the rest of the product portfolio was a key topic. The Finance and Investment Committee reported specifically on its review of SAP’s venture capital activities, the financing strategy presented by the Executive Board to which it had given its approval, and the acquisition of the Swiss-based company SAF AG, which it assessed favorably.
Circular Correspondence Procedure
Based on the deliberations at the Supervisory Board meeting of October 30, 2009, the Supervisory Board approved by circular correspondence a technical amendment to the terms, effective December 4, 2009, for the last exercise date for stock options granted to Executive Board members in 2005 under the SAP Stock Option Plan (SAP SOP) 2002, in the same way as the Executive Board would apply them for SAP Group employees. This amendment, which does not affect the exercise price in any way, prevented recipients from making a loss as a result of the long period between the notice of exercise (December 15, 2009) and the exercise date (February 1, 2010) if the price of SAP stock on the exercise date was below the exercise price of €33.55 (plus administration fee) specified in the Performance Plan. In consequence of this technical amendment to the terms, the exercise of options would only be executed if on the exercise date the SAP stock could be sold at not less than the exercise price (plus administration fee).
THE WORK OF THE SUPERVISORY BOARD COMMITTEES
The committees made a key contribution to the work of the Supervisory Board. The committees that met were the General Committee, the Compensation Committee, the Finance and Investment Committee, the Audit Committee, the Technology and Strategy Committee, the Nomination Committee, and the Special Committee. When Christiane Kuntz-Mayr took her seat on the Supervisory Board with effect from January 1, 2009, changes were made to the committees’ membership.
The duties of the General Committee, which has six members, include coordinating the Supervisory Board’s work, dealing with corporate governance matters, and approving the year’s virtual stock option allocations to employees under the SOP Performance Plan 2009. Its chairperson is Hasso Plattner.
The five-member Compensation Committee, also chaired by Hasso Plattner, carries out the preparatory work necessary for the personnel decisions made by the Supervisory Board, particularly with regard to the Executive Board compensation package and compensation amounts. It deliberates on near, medium, and long-term plans for Executive Board membership and it identifies and shortlists potential candidates for membership. It is also responsible for concluding, amending, and terminating the contracts of Executive Board members.
The Finance and Investment Committee, with four members, is responsible for matters related to finance, acquisitions, and minority investments. Its chairperson is Wilhelm Haarmann.
030       SAP Annual Report 2009

The Audit Committee is responsible for matters relating to financial reporting and auditing as well as risk management and compliance. It has four members. The committee is chaired by Erhard Schipporeit, who for many years was the chief financial officer of a DAX company that is also listed on the NYSE and therefore qualifies as an independent financial expert in the meaning of the German Stock Corporation Act, section 100 (5), and the equivalent U.S. provisions.
The Technology and Strategy Committee, which has nine members, regularly reviews the SAP’s product strategy with regard to the development and deployment of technologies and software. It advises the Executive Board on technological and strategic decisions and on planned investments in research and development. It also monitors product strategy execution. The Committee monitors all key trends on the market that are relevant to SAP’s software and services, and assesses which technologies will be needed to maintain and improve SAP’s leading position. Hasso Plattner chairs this Committee.
German law requires a Mediation Committee, but it only meets to make personnel proposals where there is not the required two-thirds majority on the Supervisory Board for an Executive Board member’s appointment or dismissal. The SAP Mediation Committee has never yet needed to meet.
We have a Nomination Committee, as recommended in the Code. It is composed solely of shareholder representatives. Its task is to define the requirements for SAP Supervisory Board members and suggest suitable candidates for nomination for election at the Annual General Meeting of Shareholders. The Nomination Committee has three members and is chaired by Hasso Plattner.
The Special Committee of the Supervisory Board is tasked with coordinating and managing the Supervisory Board’s external legal advisors concerned with the investigation and analysis of the facts in connection with the legal action brought by Oracle. Hasso Plattner also chairs this committee.
For more information about the Supervisory Board committees and their memberships, visit SAP’s Web site at www.sap.com/about/governance/supervisory.
During 2009, the committees focused on the following topics:
▪	The General Committee met twice in 2009. It approved the allocation of virtual stock options to employees under the SOP Performance Plan 2009 and the STAR Performance Plan. It also approved the use of treasury shares to satisfy conversion and subscription rights attaching to convertible bonds and stock options, respectively, that were granted to employees on share-based compensation plans.
Report by the Supervisory Board       031

▪	The Compensation Committee held four regular meetings and one extraordinary meeting. Among other matters, it deliberated on the Executive Board compensation system and changes to Executive Board compensation. The number of virtual stock options issued to each member of the Executive Board in 2009 by way of share-based compensation under the SOP Performance Plan 2009 was decided by the Compensation Committee at an extraordinary meeting on May 6, 2009, and reflected the fair value of the options. The Compensation Committee approved the amendments to John Schwarz’s employment contract made necessary by the integration of Business Objects Americas into SAP America, Inc. in a circular correspondence decision dated June 30, 2009. At a meeting on July 30, 2009, the Compensation Committee changed the virtual stock option terms for Executive Board members John Schwarz and Bill McDermott to avoid tax disadvantages due to a new regulation in the United States: The amounts payable after the options have been exercised will not be paid out until the program ends in 2014. In anticipation of the German Appropriate Executive Board Remuneration Act of July 31, 2009, which came into effect on August 5, 2009, the Committee amended its rules of procedure to the effect that in the future, the full Supervisory Board will have to determine individual Executive Board members’ actual compensation as well as the compensation system. The Committee amended its rules of procedure to reflect the new recommendation in the German Corporate Governance Code, section 4.2.2 (3), that when an external expert is commissioned to assess the appropriateness of executive board remuneration, care should be taken to ensure that the expert is independent of the executive board and the company.

▪	The Finance and Investment Committee held three meetings. Between these meetings, the Executive Board informed the Committee members in writing about the equity investments undertaken in 2008 and, on a timely basis, about those equity investments in 2009 which the Executive Board has a duty to inform the Committee about. As in previous years, the Finance and Investment Committee focused on transactions involving equity interests and the financing strategy of SAP AG. In particular, the Executive Board provided the Committee with in-depth information about the acquisition of shares in SAF AG, a company based in Switzerland, following publication of the public offer. The Committee discussed the venture capital activities of SAP AG during the period covered by this report on a regular basis, and it adopted and amended its rules of procedure.

▪	The Audit Committee held four meetings during the year at which members were physically in attendance, and six telephone conference meetings. It deliberated on the SAP AG and consolidated financial statements, the reviews of SAP AG and SAP Group operations, the Form 20-F annual report for fiscal year 2008, the development of risk management in the SAP Group, the examination of the internal control and risk-management structure, the examination of the internal audit system, and compliance in the SAP Group. It did work preparatory to the Supervisory Board’s proposal to the Annual General Meeting of Shareholders with respect to the election of an auditor for fiscal year 2009 and verified the auditor’s independence. Following the election of the auditor, the Audit Committee decided with the auditor on the focus areas of the audit and agreed the auditor’s fee. The Audit Committee deliberated regularly on SAP’s business performance and its impact on the Company’s financial accounting. It discussed with the Executive Board the financial numbers for fiscal year 2008, the quarterly numbers and quarterly reports in 2009, the results of the 2008 audit, and the auditor’s quarterly reviews of selected software agreements. The auditor attended all physical Audit Committee meetings and reported in depth on its audit work and quarterly reviews of selected software agreements. In addition to these discus-
032       SAP Annual Report 2009

sions in the physical meetings, the Executive Board held telephone conferences with the Audit Committee before the announcement of the preliminary quarterly results to inform Committee members about the preparation and review of the quarterly financial reports and about the preliminary quarterly results. Before publishing quarterly reports, the Executive Board sends them to the Committee and discusses them with the Committee by telephone conference.

▪	The Technology and Strategy Committee met four times during the year. It discussed the key developments in the software industry in the coming years and SAP’s product strategy. It focused particularly on the product-related factors required to successfully launch SAP Business ByDesign. It examined the relationship between product strategy and corporate strategy. It also discussed the future development of SAP Business Suite and SAP’s entire product portfolio.

▪	The Nomination Committee did not meet in 2009 because there were no changes in the shareholder representatives on the Supervisory Board.

▪	The Special Committee met twice in 2009, discussing in detail the current state of the Oracle litigation against SAP AG and its subsidiaries, SAP America and TomorrowNow.
The regular reports from the committees ensured that we received comprehensive information about all matters covered by the committees and were therefore able to discuss and deliberate on these topics thoroughly.
Corporate Governance
SAP’s corporate governance officer monitored our compliance with those recommendations in the Code with which in our declaration we claim to comply, and reported in full to the Supervisory Board. Supervisory Board members had no conflicts of interest in the meaning of section of 5.5.2 the Code.
The Supervisory Board granted its consent to the conclusion of contracts with Supervisory Board members where its consent was required. Detailed information about compliance with the Code is available in the Executive and Supervisory Boards’ corporate governance report. The Supervisory Board has closely examined the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a. It has approved the statement in conjunction with the review of operations and fully endorsed it.
Report by the Supervisory Board     033

SAP AG and Consolidated Accounts for 2009
As in recent years, KPMG audited the SAP AG and consolidated accounts for 2009. The Annual General Meeting of Shareholders elected KPMG as the SAP AG and SAP Group auditor on May 19, 2009. The Supervisory Board proposed the appointment of KPMG on the recommendation of the Audit Committee. Before proposing KPMG to the Annual General Meeting of Shareholders as auditor for the year, the chairperson of the Supervisory Board and the Audit Committee had obtained confirmation from the firm that circumstances did not exist that might prejudice its independence as the auditor. The Supervisory Board has agreed with KPMG that the auditor should report to the Supervisory Board and record in the auditor’s report any fact found during the audit that is inconsistent with the declaration given by the Executive Board and the Supervisory Board concerning implementation of the Code.
KPMG examined the SAP AG financial statements prepared in accordance with the German Commercial Code, the SAP AG review of operations, the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as required by the German Commercial Code, section 315a, and the review of SAP Group operations, as required by the German Commercial Code, section 315, and certified them without qualification. The auditor thus confirmed that, in its opinion based on the findings of the audit, the SAP AG and consolidated financial statements, in accordance with the applicable accounting regulations, accurately present SAP AG’s and the SAP Group’s assets, financial position, and income. KPMG also certified without qualification that SAP’s internal controls over financial reporting comply with U.S. GAAP. The auditor states in this audit opinion, which is printed in the Annual Report on Form 20-F, that it considers SAP’s internal controls over financial reporting to be effective in all material respects.
All Audit Committee and Supervisory Board members received the documents concerning the financial statements mentioned above, the audit reports prepared by KPMG, and the Executive Board’s proposal for the appropriation of retained earnings in good time. After the Executive Board had explained them, the Audit Committee and the Supervisory Board reviewed the financial statement documents in the light of KPMG’s audit reports. The auditor attended the meeting of the Audit Committee on March 24, 2010, and the audit meeting of the full Supervisory Board on March 25, 2010, and reported on the audit and the results of the audit in detail. The auditor also reported that it had not identified any material weaknesses in our internal control and risk-management structure for financial reporting. During the discussion with the auditor, both the Audit Committee and the Supervisory Board asked detailed questions about the form, scope, and results of the audit. The Audit Committee reported to the Supervisory Board on its review of the financial statements, its discussions with the auditor, and its examination of the financial reporting process. It confirmed that the structure of the SAP Group internal control, risk management, and internal auditing systems is effective. The Committee reported that KPMG had informed the Committee that no circumstances had arisen during the audit that might give cause for concern about KPMG’s partiality and had listed the services it had provided that were not part of the audit. The Committee reported that it had examined the auditor’s independence, taking the non-audit services it had rendered into consideration, and stated that in the Committee’s opinion the auditor possessed the required degree of independence.
034     SAP Annual Report 2009

The Audit Committee and Supervisory Board were able to satisfy themselves that KPMG had conducted the audit properly. In particular, they concluded that both the audit reports and the audit itself fulfilled the legal requirements. On the basis of the report and the Audit Committee’s recommendation, the Supervisory Board approved the audit and, because there were no findings from its own examination, gave its consent to the SAP AG financial statements, the consolidated financial statements, the review of SAP AG operations (including the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a), and the review of SAP Group operations. The financial statements and reviews of operations were thus formally adopted. The Supervisory Board’s assessment of the situation of SAP AG and the Group coincided with that of the Executive Board as set out in the reviews of SAP AG and SAP Group operations. The Supervisory Board considered the proposal presented by the Executive Board for the appropriation of retained earnings. It had regard to the requirements of stringent dividends policy, the effects on liquidity, creditworthiness, and the future finances of SAP AG, and took into account the interests of the shareholders — which included discussion with the auditor. It endorsed the Executive Board’s proposal.
Membership Changes on the Supervisory Board and Executive Board in 2009
At the end of the 2008, Helga Classen, a member elected by the employees, took semiretirement and left the Supervisory Board. Christiane Kuntz-Mayr joined the Supervisory Board in Helga Classen’s place on January 1, 2009. As indicated in the 2008 report, CEO Henning Kagermann retired after a long period of service on May 31, 2009. Executive Board Member Claus Heinrich left SAP on the same date. Their tasks were assigned to the other Executive Board members. We would like to thank both of them once again for their outstanding work. The changes on the Executive Board in 2010 are discussed above.
The Supervisory Board thanks the Executive Board, the managers of the Group companies, and all of our employees for their commitment and hard work in 2009. We would also like to thank our customers and partners, who contributed significantly to SAP’s success as well.

/s/ Hasso Plattner
Hasso Plattner
For the Supervisory Board

Report by the Supervisory Board     035

Compensation Report1)
COMPENSATION FOR EXECUTIVE AND SUPERVISORY BOARD MEMBERS
This compensation report outlines the criteria that we apply to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about Executive Board members’ share-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.
Compensation For Executive Board Members
Compensation System
In a departure from previous practice, in 2009 the Executive Board members’ compensation system was not set by the Compensation Committee of the Supervisory Board. Instead, the Compensation Committee prepared proposals, which (as is the case for individual Executive Board members’ total remuneration) were approved by the full Supervisory Board.
Executive Board members’ compensation is intended to reflect the Group’s size and global presence as well as our economic and financial standing. The level is internationally competitive to reward committed, successful work in a dynamic environment.
The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element (salary), a performance-related element (directors’ profit-sharing), and a long-term incentive element (share-based compensation).
A compensation target is set for the total of fixed and performance-related elements. This target is reviewed and, if necessary, updated every year in light of our business performance and directors’ compensation at comparable companies on the international stage. Every year, the Supervisory Board sets the target performance-related compensation, reflecting the relevant values in SAP’s budget for that year. The number of virtual stock options issued to each member of the Executive Board in 2009 by way of share-based compensation was decided by the Compensation Committee on May 6, 2009, and reflected the fair value of the options.
The following criteria apply to the elements of Executive Board compensation for 2009:
▪	The fixed element is paid as a monthly salary.

▪	The amount of performance-related compensation to be paid out in respect of 2009 depended on the SAP Group’s achievement of its targets for (non-GAAP) operating margin, (non-GAAP) operating income, and the cash-flow conversion ratio (U.S. GAAP).

[1]	This compensation report is part of the audited Review of SAP Group Operations and of our corporate governance report.
036     SAP Annual Report 2009

▪	On February 11, 2010, the Supervisory Board assessed SAP’s performance against the agreed targets and determined how much performance-related compensation was payable. The payment will be made after the Annual General Meeting of Shareholders in June 2010.

▪	The regular form of share-based compensation was the issue of virtual stock options under the terms of the 2009 stock option plan (SOP Performance Plan 2009). The terms and details of the SOP Performance Plan 2009 are described in Note 28 in the Notes to Consolidated Financial Statements section.
Clauses are included in the contracts of Executive Board members Bill McDermott and, with effect from 2009, John Schwarz to fix euro-denominated compensation in their local currencies.
Amount of Compensation
Executive Board members’ compensation was as follows in 2009:

			Performance-	Regular Long-Term
			Related	Incentive
	Fixed Elements		Element	Elements
				Share-Based
				Compensation
			Directors’	(SAP
€(000)	Salary	Other1)	Profit-Sharing	SOP 2009)2)	Total
Prof. Dr. Henning Kagermann
(Co-CEO and Member until May 31, 2009)	312.5	7.4	2,026.2	—	2,346.1
Léo Apotheker (Co-CEO)	750.0	137.3	4,862.8	950.0	6,700.1
Dr. Werner Brandt	455.0	19.1	2,950.1	577.0	4,001.2
Erwin Gunst	455.0	36.0	2,950.1	577.0	4,018.1
Prof. Dr. Claus E. Heinrich (until May 31, 2009)	189.6	9.3	658.8	—	857.7
Bill McDermott3)	900.4	74.9	2,776.7	577.0	4,329.0
Gerhard Oswald	455.0	437.5	2,950.1	577.0	4,419.6
John Schwarz4)	581.5	28.2	2,910.7	577.0	4,097.4
Jim Hagemann Snabe	455.0	131.1	2,950.1	577.0	4,113.2
Total	4,554.0	880.8	25,035.6	4,412.0	34,882.4

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement legal and tax advice fees, leave compensation

2)	Fair value at the time of allocation

3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2008: €29,600; profit-sharing bonus for 2008: €53,200; salary for 2009: €47,500; profit-sharing bonus for 2009: €91,900

4)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2009: €5,000; profit-sharing bonus for 2009: €29,000
The values for regular share-based compensation in the table above result from the following allocations of virtual stock options granted in 2009 under the SOP Performance Plan 2009.
Compensation Report     037

	2009 Allocations
		Fair Value	Total Fair Value of Long-Term	Fair Value
		per Right at Time	Incentive Elements	per Right on	Total Value on
	Quantity	of Grant	at Time of Grant	Dec. 31, 2009	Dec. 31, 2009
		€	€(000)	€	€(000)
Prof. Dr. Henning Kagermann
(CEO and Member until May 31, 2009)1)	—	—	—	—	—
Léo Apotheker (Co-CEO)	169,040	5.62	950.0	4.89	275.5
Dr. Werner Brandt	102,670	5.62	577.0	4.89	167.4
Erwin Gunst	102,670	5.62	577.0	4.89	167.4
Prof. Dr. Claus E. Heinrich1)	—	—	—	—	—
Bill McDermott	102,670	5.62	577.0	4.89	167.4
Gerhard Oswald	102,670	5.62	577.0	4.89	167.4
John Schwarz	102,670	5.62	577.0	4.89	167.4
Jim Hagemann Snabe	102,670	5.62	577.0	4.89	167.4
Total	785,060		4,412.0		1,279.9

1)	Retired May 31, 2009. No allocations in 2009.
The following table shows total Executive Board compensation in 2008, including SAP SOP 2007 stock options granted.

			Performance-	Regular Long-Term
			Related	Incentive
	Fixed Elements		Element	Elements
				Share-Based
				Compensation
			Directors’	(SAP
€(000)	Salary	Other1)	Profit-Sharing	SOP 2007)2)	Total
Prof. Dr. Henning Kagermann
(Co-CEO and member until May 31, 2009)	750.0	15.7	2,606.1	948.4	4,320.2
Léo Apotheker (Co-CEO)	687.5	334.5	2,388.9	632.3	4,043.2
Dr. Werner Brandt	455.0	23.5	1,581.0	577.3	2,636.8
Erwin Gunst3)	227.5	18.1	790.5	—	1,036.1
Prof. Dr. Claus E. Heinrich	455.0	19.8	1,581.0	577.3	2,633.1
Bill McDermott3)	395.2	142.4	631.3	—	1,168.9
Gerhard Oswald	455.0	627.9	1,581.0	577.3	3,241.2
John Schwarz4)	424.9	14.3	1,295.2	577.3	2,311.7
Jim Hagemann Snabe3)	227.5	22.3	790.5	—	1,040.3
Dr. Peter Zencke (member until Dec. 31, 2008)	455.0	27.8	1,581.0	577.3	2,641.1
Total	4,532.6	1,246.3	14,826.5	4,467.2	25,072.6

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, compensation from seats on other governing bodies in the SAP Group, reimbursement of legal fees.

2)	Fair value at the time of allocation.

3)	Member of the Executive Board from July 1, 2008. (The table shows compensation since that date.)

4)	Member of the Executive Board from March 1, 2008. (The table shows compensation since that date.)
038     SAP Annual Report 2009

Share-Based Compensation Under SAP SOP 2007

	2008 Allocations
		Fair Value	Total Fair Value of Long-Term	Fair Value
		per Right at Time	Incentive Elements	per Right on	Total Value on
	Quantity	of Grant	at Time of Grant	Dec. 31, 2008	Dec. 31, 2008
		€	€(000)	€	€(000)
Prof. Dr. Henning Kagermann
(Co-CEO and Member until May 31, 2009)3)	133,396	7.11	948.4	4.67	623.0
Léo Apotheker (Co-CEO)	88,933	7.11	632.3	4.67	415.3
Dr. Werner Brandt	81,200	7.11	577.3	4.67	379.2
Erwin Gunst1)	—	—	—	—	—
Prof. Dr. Claus E. Heinrich4)	81,200	7.11	577.3	4.67	379.2
Bill McDermott1)	—	—	—	—	—
Gerhard Oswald	81,200	7.11	577.3	4.67	379.2
John Schwarz2)	81,200	7.11	577.3	4.67	379.2
Jim Hagemann Snabe1)	—	—	—	—	—
Dr. Peter Zencke5)	81,200	7.11	577.3	4.67	379.2
Total	628,329		4,467.2		2,934.3

1)	Member of the Executive Board from July 1, 2008. (No allocations since that date.)

2)	Member of the Executive Board from March 1, 2008. (The table shows allocations since that date.)

3)	Retired May 31, 2009. Subject to expiration of term, options remain open under a two-year grace period.

4)	Retired May 31, 2009. The options can be exercised until end of term.

5)	Retired December 31, 2008. The options can be exercised until end of term.
End-of-Service Benefits
Normal End-of-Service Undertakings
     Retirement Pension Plan
Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependant’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 60th birthday, after which it is replaced by a retirement pension. The surviving dependant’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.
The benefit payable has been agreed with the active Executive Board members. If service is ended prematurely, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.
Compensation Report      039

On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time, the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999, were unaffected. The pension benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.
Exceptional retirement pension agreements apply to the following Executive Board members:
▪	Léo Apotheker’s agreement provides only for a retirement pension, but not for a surviving dependant’s or disability pension. The pension contribution reflects his participation in the French social security system in that the employer contributions paid by SAP under the French social insurance plan are deducted from it.

▪	Henning Kagermann’s rights to retirement pension benefits were increased by further annual contributions because he remained a member of the Executive Board after his 60th birthday until his retirement on May 31, 2009.

▪	Bill McDermott has rights to future benefits under the pension plan of SAP America. The pension plan of SAP America is a cash balance plan that on retirement provides either monthly pension payments or a lump sum. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. SAP also made contributions to a third-party pension plan for Bill McDermott. In 2009, SAP paid contributions totaling €199,600 (2008: €474,500). SAP’s contributions reflect Bill McDermott’s payments into this pension plan. The SAP America pension plan closed with effect from January 1, 2009. Interest continues to be paid on the earned rights to benefits. In view of these circumstances, SAP adjusted its payments to a non-SAP pension plan.

▪	Instead of paying for entitlements under the pension plan for Executive Board members, SAP pays equivalent amounts to a non-SAP pension plan for Jim Hagemann Snabe. In 2009, SAP paid contributions totaling €108,400 (2008: €92,100).

▪	SAP made no retirement pension plan contributions in respect of John Schwarz in 2008 and 2009.
The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to Executive Board members:
040     SAP Annual Report 2009

	Prof. Dr.
	Henning	Léo	Dr.		Prof. Dr.
	Kagermann	Apotheker	Werner	Erwin	Claus E.	Bill	Gerhard
€(000)	(Co-CEO)2)	(Co-CEO)	Brandt	Gunst1)	Heinrich3)	McDermott	Oswald	Total
PBO January 1, 2008	5,865.2	422.5	613.7	280.3	2,730.9	588.4	3,014.8	13,515.8
Less plan assets market value	5,228.0	630.4	510.7	272.9	2,028.7	45.0	2,316.4	11,032.1
January 1, 2008
Accrued January 1, 2008	637.2	-207.9	103.0	7.4	702.2	543.4	698.4	2,483.7
PBO change in 2008	- 277.2	17.3	88.1	108.9	81.0	366.6	84.3	469.0
Plan assets change in 2008	277.2	28.4	113.3	- 224.8	282.6	- 11.7	320.2	785.2
PBO December 31, 2008	5,588.0	439.8	701.8	389.2	2,811.9	955.0	3,099.1	13,984.8
Less plan assets market value	5,505.2	658.8	624.0	48.1	2,311.3	33.3	2,636.6	11,817.3
December 31, 2008
Accrued December 31, 2008	82.8	- 219.0	77.8	341.1	500.6	921.7	462.5	2,167.5
PBO change in 2009	317.4	88.4	201.0	92.0	- 58.0	3.1	527.1	1,171.0
Plan assets change in 2009	255.0	29.2	31.1	97.4	436.2	9.2	237.6	1,095.7
PBO December 31, 2009	5,905.4	528.2	902.8	481.2	2,753.9	958.1	3,626.2	15,155.8
Less plan assets market value	5,760.2	688.0	655.1	145.5	2,747.5	42.5	2,874.2	12,913.0
December 31, 2009
Accrued December 31, 2009	145.2	- 159.8	247.7	335.7	6.4	915.6	752.0	2,242.8

1)	When Erwin Gunst joined the Executive Board and his employment with SAP’s Switzerland affiliate ended, his vested plan funds were transferred to an external vested benefits account.

2)	Member of Executive Board and Co-CEO until May 31, 2009

3)	Member of Executive Board until May 31, 2009
The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2009:

	Vested on		Vested on
	December 31,		December 31,
€(000)	2009		2008
Prof. Dr. Henning Kagermann2)	340.4	1)	334.9	1)
Léo Apotheker (Co-CEO)	45.5		45.5
Dr. Werner Brandt	54.1		48.0
Erwin Gunst	34.4		32.8
Prof. Dr. Claus E. Heinrich3)	189.7		186.1
Bill McDermott	124.2		121.8
Gerhard Oswald	208.4		201.2

1)	Due to the extension of Henning Kagermann’s contract beyond his 60th birthday, these values represent the retirement pension entitlement that he received after his current Executive Board contract expired on May 31, 2009, based on the entitlements vested on May 31, 2009 and on December 31, 2008, respectively.

2)	Member of Executive Board and Co-CEO until May 31, 2009

3)	Member of Executive Board until May 31, 2009
Compensation Report      041

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pension actually payable at age 60 will be more than shown in the table.
Postcontractual Noncompete Provisions
During the agreed 12-month postcontractual noncompete period, Executive Board members receive abstention payments corresponding to 50% of their final average contractual compensation as members.
Early End-of-Service Undertakings
Severance Payments
The standard contract for all Executive Board members since January 1, 2006, provides that on termination before full term (for example, where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP for reasons for which he or she is responsible.
If an Executive Board member’s post on the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP AG under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.
Postcontractual Noncompete Provisions
Abstention compensation for the postcontractual noncompete period as described above is also payable on early contract termination.
Payments to Retiring Executive Board Members in 2009
Henning Kagermann’s term of office on the Executive Board expired on May 31, 2009, as did the notice period in his contract of employment. He received the following payments in 2009 in connection with his retirement:
▪	Henning Kagermann receives monthly abstention compensation of €163,200, corresponding to 50% of his final average contractual compensation, in consideration of an agreed 12-month postcontractual noncompete period.

▪	He receives a monthly retirement pension of €28,400.

▪	Upon termination of his employment contract, Henning Kagermann received compensation for unused leave totaling €1,199,400.
042     SAP Annual Report 2009

Claus Heinrich’s contract as an Executive Board member was ended with effect from May 31, 2009. He received the following payments in 2009 in connection with his retirement:
▪	Claus Heinrich received a payment of €4,120,600 in relation to the early termination of his contract, in accordance with the agreements on payments for early termination.

▪	Upon termination of his employment contract, Claus Heinrich received compensation for unused leave totaling €235,800.

▪	The terms of the stock-based compensation plan notwithstanding, it was agreed that Claus Heinrich may exercise his rights pertaining to allocations under SAP SOP 2007 without limitation until they expire.

▪	We have set aside the postcontractual noncompete provisions in his contract.
Payments to Former Executive Board Members
In 2009, we paid pension benefits of €764,000 to Executive Board members who had retired before January 1, 2009 (2008: €763,000). At the end of the year, the PBO for former Executive Board members was €15,777,000 (2008: €11,367,000). Plan assets of €16,512,000 are available to service these obligations (2008: €12,646,000).
Additionally, until December 2009 former Executive Board member Peter Zencke received monthly abstention compensation of €98,700, corresponding to 50% of his final average contractual compensation, in consideration of an agreed 12-month postcontractual noncompete period.
Executive Board Members’ Long-Term Incentives
Members of the Executive Board hold virtual stock options under the SOP Performance Plan 2009 and SAP SOP 2007, stock appreciation rights (STARs) under the Incentive Plan 2010, stock options under SAP SOP 2002, and stock options and convertible bonds under the LTI Plan 2000, which were granted to them in previous years. For information about the terms and details of these plans, see the Notes to the Consolidated Financial Statements section, Note 28.
SOP Performance Plan 2009
The table below shows Executive Board members’ holdings, on December 31, 2009, of virtual stock options issued under the SOP Performance Plan 2009.
The strike price for an option varies with the performance of SAP stock over time against the TechPGI index. The gross profit per option is limited to €30.80, corresponding to 110% of the SAP share price on the date of issue.
The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. Therefore, none of the options held could be exercised on December 31, 2009.
Compensation Report     043

SOP Performance Plan 2009 Stock Options

			Fair Value	Fair Value
		Holding on	per Unit at	per Unit on	Accrual on
		December	Time of	December	December
	Year Granted	31, 2009	Grant	31, 2009	31, 2009
		Quantity of
		Options	€	€	€(000)
Prof. Dr. Henning Kagermann (Co-CEO until May 31, 2009)1)	2009	—	—	—	—
Léo Apotheker (Co-CEO)	2009	169,040	5.62	4.89	275.5
Dr. Werner Brandt	2009	102,670	5.62	4.89	167.4
Erwin Gunst	2009	102,670	5.62	4.89	167.4
Prof. Dr. Claus E. Heinrich1)	2009	—	—	—	—
Bill McDermott	2009	102,670	5.62	4.89	167.4
Gerhard Oswald	2009	102,670	5.62	4.89	167.4
John Schwarz	2009	102,670	5.62	4.89	167.4
Jim Hagemann Snabe	2009	102,670	5.62	4.89	167.4
Total		785,060			1,279.9

1)	Retired May 31, 2009. No allocations in 2009.
SAP SOP 2007
The table below shows Executive Board members’ holdings, on December 31, 2009, of virtual stock options issued to them under the SAP SOP 2007 plan since its inception, including virtual stock options issued to them both during and before their respective membership of the Executive Board.
The strike price for an option is 110% of the base price. The premium of 10% on the base price is to discourage exercise of the options unless the market price of SAP stock has risen by at least 10% compared with the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. The options issued in 2007 could be exercised with effect from June 2009, following expiration of the two-year vesting period.
044     SAP Annual Report 2009

SAP SOP 2007 Stock Options

			Fair Value	Fair Value
		Holding on	per Unit at	per Unit on	Accrual on
		December	Time of	December	December
	Year Granted	31, 2009	Grant	31, 2009	31, 2009
		Quantity of
		Options	€	€	€(000)
Prof. Dr. Henning Kagermann	2007	118,637	8.00	3.09	366.6
(Co-CEO until May 31, 2009)3)	2008	133,396	7.11	5.21	637.0
Léo Apotheker (Co-CEO)	2007	79,093	8.00	3.09	244.4
	2008	88,933	7.11	5.21	424.7
Dr. Werner Brandt	2007	72,216	8.00	3.09	223.1
	2008	81,200	7.11	5.21	387.8
Erwin Gunst1)	2007	56,258	8.00	3.09	173.8
	2008	70,284	7.11	5.21	335.7
Prof. Dr. Claus E. Heinrich4)	2007	72,216	8.00	3.09	223.1
	2008	81,200	7.11	5.21	387.8
Bill McDermott1)	2007	62,508	8.00	3.09	193.1
	2008	70,284	7.11	5.21	335.7
Gerhard Oswald	2007	72,216	8.00	3.09	223.1
	2008	81,200	7.11	5.21	387.8
John Schwarz2)	2007	—	—	—	—
	2008	81,200	7.11	5.21	387.8
Jim Hagemann Snabe1)	2007	37,505	8.00	3.09	115.9
	2008	56,228	7.11	5.21	268.5
Total		1,314,574			5,315.9

1)	Member from July 1, 2008. The holding was allocated before appointment to the Executive Board.

2)	Member from March 1, 2008. Only allocations since appointment to the Executive Board are shown.

3)	Retired May 31, 2009. Subject to expiration of term, options remain open under a two-year grace period.

4)	Retired May 31, 2009. The options can be exercised until end of term.
Incentive Plan 2010
The additional nonrecurring share-based compensation awarded in 2006 comprises STARs for the Incentive Plan 2010 share-based compensation plan. The Incentive Plan 2010 is a share-based compensation plan intended to reward a substantial increase in our market capitalization. The Executive Board will qualify for payout under the plan only if, not later than the end of 2010, SAP’s average market capitalization during the last six months of a year is not less than 50% greater than its average value between July 1 and December 31, 2005, and SAP stock outperforms the S&P North Software-Software Index (which is the successor of the GSTI Software index) over the same period. Payouts are scaled as follows:
•	If market capitalization does not increase by 50% or more, the Executive Board will not receive a payout.

•	If market capitalization increases by more than 50% but less than 100%, target achievement will be measured progressively.

•	If SAP’s market capitalization increases not less than twofold during the said period, the Executive Board will receive a payout of €100 million.
Compensation Report     045

The STARs awarded to Executive Board members under this plan expire on December 31, 2010. For information about the terms and details of these plans, see the Notes to the Consolidated Financial Statements section, Note 28.
Nonrecurring Share-Based Compensation: Incentive Plan 2010

		Fair Value	Fair Value
	Original	per Unit	per Unit on	Accrual on
	Quantity	at Time of	December	December
	Granted	Grant	31, 2009	31, 2009
	Number of
	Rights	€	€	€(000)
Prof. Dr. Henning Kagermann (Co-CEO until May 31, 2009) 2)	188,182	24.87	0.15	22.4
Léo Apotheker (Co-CEO)	125,455	24.87	0.15	14.9
Dr. Werner Brandt	62,727	24.87	0.15	7.5
Erwin Gunst1)	28,815	14.02	0.15	3.4
Prof. Dr. Claus E. Heinrich2)	62,727	24.87	0.15	7.5
Bill McDermott1)	45,345	14.02	0.15	5.4
Gerhard Oswald	62,727	24.87	0.15	7.5
Jim Hagemann Snabe 1)	17,290	14.02	0.15	2.0
Total	593,268			70.6

1)	Member from July 1, 2008. These rights were allocated before appointment to the Executive Board.

2)	Retired May 31, 2009. Subject to expiration of term, options remain open under a two-year grace period.
SAP SOP 2002
The table below shows Executive Board members’ December 31, 2009, holdings of stock options issued in previous years under the SAP SOP 2002 plan since its inception.
The strike price for an SAP SOP 2002 stock option is 110% of the base price of one SAP share. The base price is the arithmetic mean closing auction price for SAP stock in the Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The strike price cannot be less than the closing auction price on the day before the issue date. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period.
As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the strike price for an option is four times the strike price per share shown in the table.
046     SAP Annual Report 2009

In December 2009, the Supervisory Board agreed an amendment to the terms of SAP SOP 2002 for options granted in 2005. For details of the amendment, see the Notes to the Consolidated Financial Statements section, Note 28.
The right to exercise options issued in 2004 expired in 2009.
SAP SOP 2002 Stock Options

						Rights	Price on
	Year		Strike Price	Holding on		Exercised	Exercise	Forfeited	Holding on
	Granted		per Share	January 1, 2009		in 2009	Day	Shares2)	December 31, 2009
				Quantity of	Remaining	Quantity of		Quantity of	Quantity of	Remaining
			€	Shares	Term in Years	Shares		Shares	Shares	Term in Years
Prof. Dr. Henning Kagermann	2004	2)	37.50	200,000	0.13	—	—	200,000.00	—	—
(Co-CEO and Member until	2005		33.55	267,820	1.11	—	—	—	267,820	0.11
May 31, 2009)3)	2006		46.48	143,404	2.10	—	—	—	143,404	1.10
Léo Apotheker (Co-CEO)	2004	2)	37.50	112,000	0.13	—	—	112,000	—	—
	2005		33.55	149,980	1.11	—	—	—	149,980	0.11
	2006		46.48	95,604	2.10	—	—	—	95,604	1.10
Dr. Werner Brandt	2004	2)	37.50	112,000	0.13	—	—	112,000	—	—
	2005		33.55	149,980	1.11	—	—	—	149,980	0.11
	2006		46.48	87,292	2.10	—	—	—	87,292	1.10
Erwin Gunst1)	2005		33.55	61,264	1.11	—	—	—	61,264	0.11
	2006		46.48	44,596	2.10	—	—	—	44,596	1.10
Prof. Dr. Claus E. Heinrich 3)	2004	2)	37.50	112,000	0.13	—	—	112,000	—	—
	2005		33.55	149,980	1.11	—	—	—	149,980	0.11
	2006		46.48	87,292	2.10	—	—	—	87,292	1.10
Bill McDermott1)	2006		46.48	77,296	2.10	—	—	—	77,296	1.10
Gerhard Oswald	2005		33.55	149,980	1.11	—	—	—	149,980	0.11
	2006		46.48	87,292	2.10	—	—	—	87,292	1.10
Jim Hagemann Snabe1)	2005		33.55	51,180	1.11	—	—	—	51,180	0.11
	2006		46.48	37,164	2.10	—	—	—	37,164	1.10
Total				2,176,124				536,000	1,640,124

1)	Member from July 1, 2008. These rights were allocated before appointment to the Executive Board.

2)	The options from the 2004 tranche were forfeited on February 16, 2009 (Plan end date).

3)	Retired May 31, 2009. Subject to expiration of term, options remain open under a two-year grace period.
LTI Plan 2000
Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of SAP stock the day before the bond was issued, while the option strike price varies with the performance of SAP stock over time against the S&P North Software-Software Index (the successor of the GSTI Software index). The issued options have a term of ten years and could only be exercised in portions of one-third each on specified dates after two-year, three-year, or four-year vesting periods respectively.
Compensation Report     047

The table below shows stock options held by members of the Executive Board on December 31, 2009, granted in earlier years under the LTI Plan 2000. The strike prices for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP common share on exercise of the option on December 31, 2009. The strike prices vary with the performance of SAP stock over time against the S&P North Software-Software Index. As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the strike price for an option is four times the strike price per share shown in the table.
LTI Plan 2000 Stock Options

					Rights	Price on
		Strike Price	Holding on		Exercised	Exercise	Holding on
	Year Granted	per Share	January 1, 2009		in 2009	Date	December 31, 2009
								Remaining
			Quantity	Remaining	Quantity		Quantity	Term in
		€	of Shares	Term in Years	of Shares	€	of Shares	Years
Prof. Dr. Henning Kagermann	2000	18.65	112,128	1.14	112,128	34.55	—	—
(Co-CEO and Member until May 31, 2009) 1)	2001	22.67	157,500	2.14	—	—	157,500	1.14
Léo Apotheker (Co-CEO) 2)	2002	28.00	87,500	3.14	—	—	87,500	2.14
Total			357,128		112,128		245,000

1)	Retired May 31, 2009. Subject to expiration of term, options remain open under a two-year grace period.

2)	Member from August 1, 2002. This holding was allocated before appointment to the Executive Board.
The table below shows convertible bonds held by members of the Executive Board on December 31, 2009, granted in earlier years under the LTI Plan 2000. The strike prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP share on conversion of the bond. The strike prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the strike price for a bond is four times the strike price per share shown in the table.
048     SAP Annual Report 2009

LTI Plan 2000 Convertible Bonds

		Strike			Rights
		Price			Exercised	Price on	Holding on
	Year Granted	per Share	Holding on January 1, 2009		in 2009	Exercise Day	December 31, 2009
			Quantity	Remaining	Quantity		Quantity	Remaining
		€	of Shares	Term in Years	of Shares	€	of Shares	Term in Years
Prof. Dr. Henning Kagermann	2000	72.58	89,700	1.14	—	—	89,700	0.14
(Co-CEO and Member until May 31, 2009)1)	2001	47.81	126,000	2.14	—	—	126,000	1.14
	2002	37.88	360,000	3.14	—	—	360,000	2.14
Léo Apotheker (Co-CEO)2)	2000	83.67	95,400	1.19	—	—	95,400	0.19
	2001	47.81	120,000	2.14	—	—	120,000	1.14
	2002	37.88	70,000	3.14	—	—	70,000	2.14
Dr. Werner Brandt	2001	47.81	20,000	2.14	—	—	20,000	1.14
	2002	37.88	120,000	3.14	—	—	120,000	2.14
Prof. Dr. Claus E. Heinrich1)	2000	72.58	65,700	1.14	—	—	65,700	0.14
	2001	47.81	88,000	2.14	—	—	88,000	1.14
	2002	37.88	200,000	3.14	—	—	200,000	2.14
Gerhard Oswald	2000	72.58	65,700	1.14	—	—	65,700	0.14
	2001	47.81	88,000	2.14	—	—	88,000	1.14
Total			1,508,500				1,508,500

1)	Retired May 31, 2009. Subject to expiration of term, the convertible bonds remain open under a two-year grace period.

2)	Member from August 1, 2002. This holding was allocated before appointment to the Executive Board.
Total Expense for Share-Based Compensation
In the report year and the prior year, total expense for the share-based compensation plans of Executive Board members was recorded as follows:

€(000)	2009		2008
Prof. Dr. Henning Kagermann (Co-CEO and Member until May 31, 2009)	167.9		55.9
Léo Apotheker (Co-CEO)	376.3		37.3
Dr. Werner Brandt	351.8		98.9
Erwin Gunst1)	343.1		108.0
Prof. Dr. Claus E. Heinrich	184.5		98.9
Bill McDermott1)	339.3		97.4
Gerhard Oswald	351.8		98.9
John Schwarz2)	397.0		158.1
Jim Hagemann Snabe1)	318.3		95.2
Total	2,830.0	3)	848.6

1)	Member of the Executive Board from July 1, 2008

2)	Member of the Executive Board from March 1, 2008

3)	Includes incremental expense of €430,000 resulting from the amendment of the exercise conditions for the 2005 grant of SAP SOP 2002
Compensation Report    049

Shareholdings And Transactions Of Executive Board Members
No member of the Executive Board holds more than 1% of the common stock of SAP AG. Members of the Executive Board held a total of 15,336 SAP shares on December 31, 2009. On December 31, 2008, members of the Executive Board held a total of 88,527 SAP shares. The difference is due primarily to the retirement of two members.
The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2009.
Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				€
Werner Brandt	October 29, 2009	Stock purchase	1,000	31.95
Executive Board: Other Information
We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2009 or the previous year.
As far as the law permits, SAP AG and its affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. The current D&O policy, which does not provide for an individual deductible, does not expire until March 31, 2010, so in 2009 no deductible, as envisaged in the German Corporate Governance Code of 2008, applied.
Compensation For Supervisory Board Members
Compensation System
Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenses, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on common shares.
The fixed element is €75,000 for the chairperson, €50,000 for the deputy chairperson, and €37,500 for other members. For membership of a Supervisory Board committee, members receive additional fixed compensation of €2,500 (provided that the relevant committee meets during the fiscal year) and the chairperson of the committee receives €5,000. The fixed remuneration element is due for payment after the end of the fiscal year.
050    SAP Annual Report 2009

The variable compensation element is €8,000 for the chairperson, €6,000 for the deputy chairperson, and €4,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.25.
However, the aggregate compensation excluding compensation for committee memberships must not exceed €200,000 for the chairperson, €150,000 for the deputy chairperson, and €100,000 for other members.
Any member of the Supervisory Board having served for less than the entire fiscal year receives one-twelfth of their respective remuneration for each month of service commenced. This also applies to the higher compensation levels for the chairperson and deputy chairperson and to the additional compensation for committee chairs and memberships.
Amount of Compensation
Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on June 8, 2010, the compensation paid to Supervisory Board members in respect of fiscal year 2009 will be as set out in the table below:

	2009				2008
			Compensation				Compensation
	Fixed	Variable	for Committee		Fixed	Variable	for Committee
€(000)	Compensation	Compensation	Work	Total	Compensation	Compensation	Work	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	75.0	125.0	20.0	220.0	75.0	125.0	25.0	225.0
Lars Lamadé (deputy chairperson)	50.0	100.0	2.5	152.5	50.0	100.0	2.5	152.5
Pekka Ala-Pietilä	37.5	62.5	5.0	105.0	37.5	62.5	7.5	107.5
Thomas Bamberger	37.5	62.5	2.5	102.5	37.5	62.5	2.5	102.5
Panagiotis Bissiritsas	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Willi Burbach	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Helga Classen (until December 31, 2008)	0.0	0.0	0.0	0.0	37.5	62.5	2.5	102.5
Prof. Dr. Wilhelm Haarmann	37.5	62.5	10.0	110.0	37.5	62.5	9.0	109.0
Peter Koop	37.5	62.5	4.8	104.8	37.5	62.5	2.5	102.5
Christiane Kuntz-Mayr (from January 1, 2009)	37.5	62.5	2.3	102.3	0.0	0.0	0.0	0.0
Bernard Liautaud (from June 3, 2008)	37.5	62.5	2.5	102.5	21.9	36.5	1.5	59.8
Dr. Gerhard Maier	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. h.c. Hartmut Mehdorn	37.5	62.5	2.5	102.5	37.5	62.5	1.5	101.5
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing.	37.5	62.5	10.0	110.0	37.5	62.5	11.5	111.5
E.h. Joachim Milberg
Prof. Dr. Dr. h.c. August-Wilhelm Scheer (until April 4, 2008)	0.0	0.0	0.0	0.0	12.5	20.8	2.5	35.8
Dr. Erhard Schipporeit	37.5	62.5	7.5	107.5	37.5	62.5	7.5	107.5
Stefan Schulz	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	37.5	62.5	2.5	102.5	37.5	62.5	2.5	102.5
Total	650.0	1,100.0	92.1	1,842.1	646.9	1,094.8	98.3	1,840.0
Compensation Report    051

In addition, we reimburse to members of the Supervisory Board their expenses and the value-added tax payable on their compensation.
The total compensation of all Supervisory Board members in 2009 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,095,100 (2008: €1,050,300). Those amounts are composed entirely of remuneration received by employee representatives on the Supervisory Board relating to their position as SAP employees in 2008 and 2009 respectively.
Long-Term incentives for the Supervisory Board
We do not offer members stock options or other share-based compensation for their Supervisory Board work. Any stock options or other share-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.
Shareholdings and Transactions of Supervisory Board Members
Supervisory Board chairperson Hasso Plattner and the companies he controlled held 127,186,143 SAP shares on December 31, 2009 (December 31, 2008: 128,987,982 SAP shares), representing 10.374% (2008: 10.523%) of SAP’s capital stock. No other member of the Supervisory Board held more than 1% of the SAP AG common stock at the end of 2009 or of the previous year. Members of the Supervisory Board held a total of 127,193,136 SAP shares on December 31, 2009 (December 31, 2008: 128,995,306 SAP shares).
The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2009:
Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				€
Dr. Gerhard Maier	August 17, 2009	Stock sale	6,384	32.65
Hasso Plattner GmbH & Co.	September 14, 2009	Stock sale	1)	1)
Beteiligungs KG

1)	On September 14, 2009, the notifying party concluded a contract with a bank, which acts as commission agent, under which the notifying party is selling a total of € 240,000,000 of SAP stock in monthly tranches of € 15,000,000 until the term ends on December 31, 2010. The number of shares sold is the result of dividing the value sold by the share price current at the time of sale.
052     SAP Annual Report 2009

Supervisory Board: Other Information
We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2009 or the previous year.
Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.
As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. For more information about this insurance, see the Executive Board: Other Information section.
Compensation Report     053

MEETING NATURAL DISASTERS HEAD-ON
SAP CUSTOMER RELATIONSHIP MANAGEMENT HELPS A GLOBAL DISASTER RELIEF ORGANIZATION STREAMLINE ITS SYSTEMS AND REACH MORE PEOPLE IN NEED.
More information at www.sapannualreport.com/2009/en

Since 1948, Direct Relief International has been working to provide medical assistance to improve the quality of life for people affected by poverty, disaster, and civil unrest around the globe. By the early 2000s, the relief organization received approximately US$30,000 per year in donations over the Internet. But the day after the tsunami in the Indian Ocean in December 2004, the organization collected US$750,000 in just 24 hours. Finding its infrastructure pushed to its limits, the relief organization reached out to SAP to help it scale up to meet the demand for aid. In partnership with SAP, Direct Relief International developed a strategy to deliver US$2 billion in wholesale medical supplies over the next five years. Integrating the organization’s many disparate IT functions was a challenge. But by leveraging the SAP Customer Relationship Management (SAP CRM) application, the relief organization has been able to streamline its financial, compliance, and warehouse management systems. As a result of increased efficiency, Direct Relief International is now able to save more lives around the world.

We prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union (EU). In addition to the many disclosures required under the IFRS, the notes to our statements contain additional information that we provide voluntarily.
The review of group operations meets the requirements of the German Handelsgesetzbuch (HGB) commercial code, but it also contains additional voluntary information.
The full version, with notes to the statements, is part of our “Annual Report on Form 20-F”, which we will submit to the U.S. Securities and Exchange Commission and publish on our Web site. This increases transparency, which the international finance community has every right to demand.
056     SAP Annual Report 2009

058	Declaration of the Executive Board

059	Independent Auditor’s Report

Review of Operations

063	The SAP Group of Companies

068	Software and Service Portfolio

079	Partner Ecosystem

083	Research and Development

092	Acquisitions

093	Customers

095	Employees

099	Financial Measures Cited in this Review

108	Economic Conditions

110	Income, Finances, and Assets

125	Corporate Governance

126	Information Concerning Takeovers

129	Risk Management and Risk Factors

145	Business in the New Year: Early News

146	Outlook

Declaration of the Executive Board
To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.
Walldorf, March 10, 2010
SAP AG
Walldorf, Baden

The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Gerhard Oswald

Vishal Sikka
058     SAP Annual Report 2009

INDEPENDENT AUDITOR’S REPORT
We have audited the consolidated financial statements prepared by SAP AG, Walldorf, comprising the statement of financial position, the income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the notes to the consolidated financial statements, together with the review of group operations for the business year from January 1 to December 31, 2009. The preparation of the consolidated financial statements in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB [Handelsgesetzbuch “German Commercial Code”] as well as the preparation of the review of group operations in accordance with § 315 HGB are the responsibility of the parent company’s management. Our responsibility is to express an opinion on the consolidated financial statements and on the review of group operations based on our audit.
We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW), and in supplementary compliance with International Standards on Auditing (ISA) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the review of group operations are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the review of group operations are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the review of group operations. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The review of group operations is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.
Mannheim,
March 11, 2010
KPMG AG
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Schindler Wirtschaftsprüfer	Meurer Wirtschaftsprüfer
Independent Auditor’s Report     059

LEADING WITH PROCESSES
AS WELL AS PRODUCTION
SAP RAMP-UP SUPPORTS PROCESS INNOVATION FOR LEADING
BATHROOM DESIGN COMPANY IN GERMANY.
More information at www.sapannualreport.com/2009/en

Hansgrohe AG has long been praised for its innovative approach to bathroom design. But with SAP’s help, the company is now a trailblazer in manufacturing and logistics. The company is driving lean manufacturing processes by implementing radio-frequency identification (RFID) tags to track the flow of goods across its divisions and sites in real time. Hansgrohe generates 98% of its revenue from business processes supported by SAP. So it made sense for the company to call on SAP for its RFID project. The design company implemented the technology through the SAP Ramp-Up program, which provides in-depth support to customers leveraging new software solutions within real-world applications. Despite major challenges, such as preventing interference from radio signals, the system was ready within six months. The new technology translates scanned tag data into key business information, leading to increased quality and fewer errors while saving data entry time. Hansgrohe has gained a decisive business edge for its use of RFID and aims to explore further applications of the technology in the future.

REVIEW OF OPERATIONS1)
Forward-Looking Statements
This report contains forward-looking statements and information that is based on management’s beliefs and assumptions that are made using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The risks and uncertainties include, but are not limited to: claims and lawsuits against us; our ability to use our intellectual property and intellectual property licensed to us by third parties; our ability to procure new licenses, renew existing maintenance agreements and to sell additional professional services, particularly with respect to our installed customer base; economic conditions in general and trends in our business, particularly the current global economic conditions; and other risks and uncertainties. We describe these and other risks and uncertainties in the Risk Management and Risk Factors section. The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Management and Risk Factors section, our outlook, and other forward-looking information appearing in other parts of this report. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2008, which was filed on March 26, 2009 and our Annual Report on Form 20-F for fiscal year 2009, which we intend to file with the SEC before June 30, 2010. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except where legally required we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise.

1)	Pictures and graphs are included for illustrative purposes only and are not part of the audited Review of SAP Group Operations.
062     SAP Annual Report 2009

The Sap Group of Companies
Founded in 1972, SAP is one of the leading international providers of business software and, based on market capitalization, we are the world’s third-largest independent software manufacturer. We have more than 95,000 customers in over 120 countries and employ more than 47,500 people at locations in more than 50 countries in the European, Middle East, and Africa (EMEA); Americas; and Asia Pacific Japan (APJ) regions. SAP is headquartered in Walldorf, Germany.
Our core business is selling licenses for software solutions and related services. Our solutions, which cover standard business applications and technologies, as well as specific industry applications, are designed to help companies make their business processes more efficient and agile and create sustainable new value.
In 2009, the SAP product portfolio featured the following key software applications, which are delivered through multiple deployment and consumption options:
▪	SAP Business Suite software for large organizations and international corporations. The software supports core business operations ranging from supplier relationships to production to warehouse management, sales, and all administrative functions, through to customer relationships. There are specific solutions for industries, for instance, high tech, oil and gas, utilities, chemicals, healthcare, retail, consumer products, and the public sector.
▪	SAP Business All-in-One solutions, the SAP Business ByDesign solution, and the SAP Business One application, which address the needs of small businesses and midsize companies.
▪	The SAP BusinessObjects portfolio, which covers a variety of demands from small to large companies with solutions for business users who need to analyze and report information, make informed strategic and tactical decisions, build business plans, and manage risk and compliance.
▪	SAP solutions for sustainability to help enable organizations’ sustainability initiatives. These solutions include the measurement of sustainability key performance indicators, energy and carbon management, and solutions for product safety, environment, health, and safety.
▪	The SAP NetWeaver technology platform, which integrates information and business processes across diverse technologies and organizational structures.
In addition, we offer consulting, maintenance, and training services for our software solutions. We develop our products in close cooperation with customers and independent business partners.
Our management reporting breaks our activities down into three segments: Product, Consulting, and Training. For more information about our segments, see Note 29 in the Notes to the Consolidated Financial Statements section.
All of the information in this Review of Group Operations relates to the situation on December 31, 2009, or the fiscal year ended on that date unless otherwise stated.
Mission and Strategy
Market
The market for business software is a global growth market. Factors such as constantly developing corporate governance law and reporting regulations, increasingly globalized business and trade, the drive for sustainability, and the pressure of competition compel businesses to continuously adapt in a changing environment. They must not only bring innovative and competitive products to market, they must also continuously optimize their own structures, streamline processes, and extend customer and partner networks. Without leading-edge IT solutions, these are impossible challenges for companies — whether in the advanced economies or in developing countries and emerging economies.
Review of SAP Group Operations      063

Trends and Orientation
Companies face increasing complexity of entrepreneurial activities and need to rethink how they conduct business in today’s global, fast-paced, and volatile environment. To stay competitive and minimize risk, business leaders and their employees need to understand and successfully manage an ever-changing web of global markets, products, regulations, and partners. At the same time, openness and transparency have become business imperatives. Today’s customer marketplace and society are demanding transparency from companies.
The best businesses have a comprehensive view of what is happening within their environment and share key information with an extended business network of partners, suppliers, and customers. Now, more than ever, companies need clarity to refocus business strategies and streamline execution. In addition, they need transparency to demonstrate accountability and to protect their reputations.
Technology solutions can increase visibility across the organization and throughout the business network to ensure that organizations can close the gap between strategy and execution, linking decision-making systems to integrated, end-to-end processes.
Mission
Our mission is to help the world run better in order to create enduring prosperity for people everywhere. We help customers around the globe perform at a significantly higher level of effectiveness and efficiency by enabling closed-loop performance optimization to achieve profitable, sustainable growth. To succeed, we strive to build from our established leading position in the business software market and accelerate business and IT innovation for firms and industries. In reaching for this goal, we are also contributing to global economic development on a grand scale.
We offer both on-premise and on-demand solutions that help companies of all sizes close the gap between strategy and execution. Our portfolio of software and services can help customers attain the insight, efficiency, and flexibility that enables them to respond to changes in the business environment with more agility and effectiveness and capture the full benefits of business networks.
At the heart of our strategy stands accountability to our customers by helping them increase value and lower total cost of ownership. We intend to widen the market we address with additional valuable offerings for our customers including, for example, a growing portfolio of on-demand solutions, and software solutions scaled to the demands of small businesses and midsize companies.
Competition
In terms of software and software-related service revenue, we are the world market leader in business software applications. In the midmarket, we are also the worldwide market leader in terms of software and software-related service revenue. In the global market, our chief competitors are Oracle, Microsoft, and IBM. Whereas SAP concentrates on the business software segment, our competitors also address other segments of the IT market, such as database management applications (Oracle, IBM), operating systems (Oracle, Microsoft), desktop applications (Microsoft), IT services (IBM), and servers (Oracle).
Our competitors in the on-demand software segment include, among others, Salesforce.com and NetSuite. Unlike most competitors, SAP can also offer customers flexible models such as hybrids of the on-premise and on-demand models.
Our competitors in the business intelligence segment offering solutions that address the needs of business users include among others SAS Institute, Inc., Oracle (through its acquisition of Hyperion in 2007), and IBM (through its acquisition of Cognos in 2007).
064     SAP Annual Report 2009

Strategy for Growth
Our customer base includes many large global enterprises as well as midsize companies. Such global companies use the SAP portfolio to automate their business transactions, enabling better management and governance. In our traditional core business, we seek to win a greater share of our existing customers’ IT budget. We also aim to win new customers, for instance, companies that have been using competitor or custom software.
Our solutions for industries are crucial for the strength of our product portfolio. In 2009, we focused on strategic industries with exceptional growth potential, including, for example, banking, retail, utilities, and the public sector. Additionally, we introduced SAP solutions for sustainability focused on tackling energy consumption, greenhouse gas emissions, product safety, healthcare, and sustainability performance management.
Solutions to address the needs of business users remain a central element of our strategy for growth. In 2009, we focused efforts on further integrating products from our acquisition of Business Objects into our solutions portfolio.
The SAP Business ByDesign solution is designed to open up a new segment of the global market for us, smaller businesses with between 100 and 500 employees. They have distinctly different software needs: Getting their new IT solution running quickly, at minimum risk and predictable cost, is often more important for these customers than specific functional depth. Many such companies do not believe that their needs can be met by traditional software offerings or by the available on-demand solutions.
We intend to combine the following measures to help us realize our full growth potential:
▪	Organic growth: Our primary growth strategy is to continue to develop our own product portfolio and our own base of direct customers, focusing on rapid innovation and speed to market.
▪	Co-innovation: Collaborating with customers and partners remains one of our core policies. We continue to invest in our partner ecosystem to support the development of solutions built on the SAP NetWeaver technology platform and leverage partner sales forces to address the various market and customer segments.
▪	Focused acquisitions: With targeted strategic and “fill-in” acquisitions that add to our broad solution offerings, we gain specific technologies and capabilities to meet the needs of our customers.
Sustainability
SAP is committed to improving its own operations to be more sustainable, and to delivering customer solutions to improve sustainability on a grand scale. Over the past 10 years, SAP has been recognized by the Dow Jones Sustainability Index for upholding ethical, environmental, social, and governance values in our products and services. For the last three years, the index has named SAP as the leader in the software sector. In our Sustainability Report, we provide more detailed information about our efforts in corporate environmental, social, and economic performance, and about products and services of ours that support sustainable operations.
Review of SAP Group Operations     065

The following table presents the key performance indicators that SAP uses to measure, review, and monitor its sustainability performance. The numbers for 2009 will be presented in a separate sustainability report, which will be published in the near future.

2008
Carbon footprint in kilotons1)	500
Total electricity consumption in gigawatt hours	326
Data center energy in gigawatt hours	167
Employee turnover in %	11.4
Women in management (% of women in senior management)	8.7
Customer satisfaction (TRI*M Index, scale from - 66 to +134)	93

1)	In 2009, we improved the way we measure our carbon footprint by including more Scope 3 emissions from our logistics chain and from business travel in private vehicles and we improved our reporting on company cars and external data centers. This also involved correcting results from the past.
In 2009, we used the following key performance indicators to measure, review, and monitor our sustainability performance:
▪	Carbon footprint: SAP’s goal is to reduce total greenhouse gas emissions to 2000 levels by 2020. This equates to lowering emissions by about 50% from 2007 levels. We selected 2000 as our target year even though we have almost doubled in size as a company over the last eight years, including our acquisitions (we had approximately 24,000 employees in 2000, compared to approximately 47,500 today). We therefore feel that striving for 2000 levels is ambitious. Based on our preliminary calculations, CO2 emissions for 2009 totaled approximately 425 kilotons, which represents a 15% decrease compared to 2008.
▪	Total electricity consumption: Our electricity consumption relates to our facilities and our data centers. SAP has around 400 locations in over 50 countries. We seek to follow sustainable design and facility management practices. We strive to achieve high energy and environmental standards for new office buildings. We are also making improvements to existing facilities to reduce our energy and water consumption and our waste. Together with the efforts of our employees, this has resulted in a decrease in electricity consumption of about 7% compared to 2008.
▪	Data center energy: We focus on reducing energy consumption in SAP data centers as well as on addressing the impact of SAP software on customers’ IT infrastructures. As we discover ways to make our own data centers more efficient, we can introduce these best practices to our customers to help them lower their own carbon footprint. Our efforts will also drive benchmarks for comparing IT efficiency.
▪	Employee turnover: A talented workforce is essential to corporate success, especially in the software industry, where intellectual property is crucial. We recognize that our people and their rich diversity and cultural wealth are our strongest assets. In fact, excellence in human resource management has always been a strategic priority for us. We are committed to attracting and retaining gifted people to foster innovation for the benefit of our customers and society. Turnover rate is the ultimate measure of our ability to retain the best talent.
▪	Women in management: Due to the low number of women choosing to study information technology (IT), the entire IT industry struggles to attract a sufficiently large group of women into our talent pipeline. We recognize that we need to make a conscious effort to look for candidates with diverse backgrounds for vacant positions. We track the number of women in management as a critical diversity metric. Currently, that number is not at satisfactory levels. In 2009, we therefore rolled out a program to increase the profile of women working at SAP as well as the advancement of women into leadership positions.
066     SAP Annual Report 2009

▪	Customer satisfaction: One very important indicator of our success is customer satisfaction, which is a leading driver of future revenue and profitability. We monitor customer satisfaction on a quarterly basis. TNS Infratest, an independent agency, conducts a customer survey and reports the results to the Supervisory Board. Results are measured using the TRI*M Index. The TRI*M Index scale ranges from — 66 to +134, with +134 being the best measure. In 2009, our overall customer satisfaction scores decreased slightly, after having improved for four consecutive years. In some regions, negative perceptions resulted from a change in our software support model. As a reaction to this, we have seen declining customer loyalty to SAP, particularly in Europe. As a consequence, we are engaging with user groups to articulate and measure the added value of the new support model. The second half of 2009 showed a stabilizing trend in customer satisfaction and loyalty.
In addition to the key indicators presented in the table above we measure the following key performance indicators:
▪	Employee satisfaction: While the turnover rate is the ultimate measure of our ability to retain the best talent, employee commitment and employee satisfaction are important indicators of our ability to train and retain the best workforce.
▪	Business Health Culture Index: SAP’s health management service has developed a holistic and comprehensive program to meet the needs of our employees. Our extensive employee health program is focused on the needs of employees with sedentary, highly demanding intellectual jobs. The Business Health Culture Index measures the stress/satisfaction balance of employees, indicating organizational health and readiness to meet strategic objectives.
▪	Social investment: Our Clear Purpose engagement program coordinates our contributions in the areas of education; good governance and transparency; bridging the digital divide, and environmental stewardship. Our target for social investment is about 1% of our profit before tax and is comprised of corporate giving, technology donations, and SAP-sponsored volunteering. By applying our collective expertise and resources, our corporate social responsibility initiatives directly and indirectly impact many global and local programs.
▪	Renewable energy consumed: SAP is using more and more electricity from renewable sources. We purchase some of this green electricity from local utility companies and produce some using solar panels on SAP facilities.
Review of SAP Group Operations     067

Software and Service Portfolio
Our portfolio of SAP software and services can help customers respond to changes in the business environment with more agility and effect, survive global competition, and grow profitably. The goal at the heart of our portfolio of software and services is therefore the best possible combination of efficiency, insight, and flexibility:
▪	Efficiency — Innovative business processes to optimize operations:

SAP connects and streamlines processes across our customers’ businesses to drive efficiency and help enable business operations to achieve strategic goals.
▪	Insight — Improved decisions for greater success:

SAP enables business people to make more insightful and timely strategic decisions based on better information in the context of specific business issues.
▪	Flexibility — Strategic and operational agility:
With SAP software, customers can more easily pursue new strategies and capture the full benefits of business networks, because business processes are flexible and the platform is extensible.

SAP Product and Service Portfolio
Software
Services
Applications
Platform
Software-Related Services
Professional Services and Other Services
SAP Business Suite
Technology Platform
Custom Development
Consulting
Solutions for SME
Support Services
Education
SAP BusinessObjects Portfolio
Other Services
Sustainability Solutions
Software and Software-Related Service Revenue
Professional Services and Other Service Revenue

068     SAP Annual Report 2009

Software Portfolio
SAP Business Suite
SAP Business Suite software can help customers execute and optimize their business and IT strategies by providing modular applications that improve their ability to perform their end-to-end business processes within the organization and across the business network. The applications are designed to be extensible so that they work with other SAP and non-SAP software applications. Organizations and departments in all industries can incrementally deploy SAP Business Suite to address specific business challenges in line with their business priorities — without costly upgrades. SAP Business Suite software aims to provide better insight and visibility across organizations, improve operational effectiveness and efficiency, and increase the flexibility to address business change.
The SAP Business Suite software includes the following applications:
▪	The SAP ERP application is designed to optimize business and IT processes by reducing IT complexity, increasing adaptability, and delivering more IT value at a lower cost than traditional enterprise resource planning solutions. It can support mission-critical, end-to-end business processes for finance, human capital management, asset management, sales, procurement, and other essential corporate functions. SAP ERP can also support industry-specific processes by providing industry-specific business functions that can be activated selectively via the switch framework, keeping the application core stable and helping ensure maximum performance.
▪	The SAP Customer Relationship Management (SAP CRM) application provides a comprehensive application to help marketing, sales, and service professionals obtain complete customer intelligence that they can leverage to effectively manage customer relationships and customer-related processes. SAP CRM can enable multi-channel customer interactions, including mobile smart phones, the Internet, and social media, and also offers a communications infrastructure that is designed to help connecting with other users anytime, anywhere. SAP offers customer relationship management solutions in both on-premise and on-demand deployment models.
▪	The SAP Product Lifecycle Management (SAP PLM) application helps companies manage, track, and control all product-related information over the complete product and asset life cycle as well as throughout the extended supply chain. SAP PLM is designed to facilitate creativity and to free the process of product innovation from organizational constraints.
▪	The SAP Supplier Relationship Management (SAP SRM) application provides a procurement application that helps organizations in all industries improve their centralized sourcing and contract management and interact with suppliers through multiple channels. SAP SRM is designed to accelerate and optimize the entire end-to-end procure-to-pay process by supporting integrated processes and by enforcing contract compliance, which can result in realizable savings.
▪	The SAP Supply Chain Management (SAP SCM) application helps companies adapt their supply-chain processes to the rapidly changing competitive environment. SAP SCM helps transform traditional supply chains from linear, sequential processes into open, configurable, responsive supply networks in which customer-centric, demand-driven companies can monitor and respond more smartly and quickly to demand and supply dynamics across a globally distributed environment.
We first delivered enhancement packages for SAP Business Suite in 2007, providing regular updates for SAP ERP. This delivery model, which we introduced for the entire SAP Business Suite in 2008, is designed to make it simpler and faster for customers running SAP Business Suite applications to adopt new product functions, industry-specific features, and enterprise services. It also shields customers from some of the complexity of multiple upgrades and offers them an opportunity to reduce information technology (IT) costs by consolidating their systems on a single platform and reducing the number of separate software instances that need to be maintained. Our enhancement package model is also designed to give customers planning security.
Industry Solutions
SAP delivers distinct solution portfolios serving organizations in major industries and sectors. These solution portfolios deliver industry-specific functions along with best practices we have developed with our customers. Our industry solutions are designed to meet the needs of the major industry sectors listed below. The portfolio also includes applications for numerous subsectors and segments of these industries.
Review of SAP Group Operations     069

Process Manufacturing Industries
▪	Chemicals	▪	Mining
▪	Life sciences	▪	Oil and gas
▪	Mill products

Discrete Manufacturing Industries
▪	Aerospace and defense	▪	High tech
▪	Automotive	▪	Industrial machinery and components
▪	Engineering, construction, and operations

Consumer Industries
▪	Consumer products	▪	Wholesale distribution
▪	Retail

Service Industries
▪	Media	▪	Transportation and logistics
▪	Professional services	▪	Utilities
▪	Telecommunications

Financial Services Industries
▪	Banking	▪	Insurance

Public Service Industries
▪	Defense and security	▪	Higher education and research
▪	Healthcare	▪	Public sector
Solutions for Small Businesses and Midsize Companies
SAP offers a portfolio of solutions designed specifically to meet the needs of small businesses and midsize companies. Like large companies, these firms need to find ways to drive growth and increase profitability, and that begins with having access to the right information at the right time. This is essential for maintaining market competitiveness, building and preserving close relationships with customers and suppliers, and streamlining business processes to reduce bottlenecks and thus improve customer service. Optimizing cash flow is also essential to increase financial strength and the flexibility required to support business operations and growth. Because SAP recognizes that one size does not fit all, we provide a solution portfolio and release strategy to meet the needs of a broad range of small businesses and midsize companies.
SAP Business All-in-One
SAP Business All-in-One solutions are comprehensive and flexible business management software with built-in support for industry best practices. The solutions best fit the needs of midsize companies with 100 to 2,500 employees that are looking for a comprehensive, integrated industry solution to power their business end to end.
In one configurable solution, SAP Business All-in-One helps companies manage everything from financials, human resources, procurement, inventory, manufacturing, logistics, product development, and corporate services, to customer service, sales, and marketing. SAP Business All-in-One solutions are available from a wide network of qualified partners that deliver more than 700 industry-specific solutions in more than 50 countries. SAP aims to provide all the deployment tools and methodologies that partners need to deliver fast, predictable implementation with low risk, low cost, and rapid time to value.
SAP Business One
The SAP Business One application provides a single, integrated solution for managing the entire business, including support for financials, sales, customer relationships, inventory, and operations. It is designed to fit the needs of small businesses typically with fewer than 100 employees that have outgrown their accounting-only systems and are looking to streamline their business operations with an integrated, on-premise solution. With SAP Business One, small businesses can streamline their end-to-end operations, get instant and complete information, and accelerate profitable growth. With its published software development kit and over 550 industry-specific solutions and functional add-ons, SAP Business One can be tailored and extended to meet specific business processes and changing needs.
SAP Business ByDesign
SAP Business ByDesign is a single on-demand solution that comprises functions of SAP Business Suite and therefore delivers best practices for financial management, customer relationship management (CRM), human resources (HR), project management, procurement, and supply chain management. It is designed to fit companies with 100 to 500 employees that want the benefits of large-scale and integrated business management applications without a large and complex IT infrastructure. SAP Business ByDesign can unify multiple business operations. It can enable companies to implement preconfigured business processes to solve immediate problems.
070     SAP Annual Report 2009

SAP Business ByDesign is designed to enable customers to improve transparency and improve visibility across the business by unifying business processes. With better visibility, information, and processes, people can make faster, better-informed decisions. In addition, the solution can enable companies to comply with increasing regulatory demands. SAP Business ByDesign is designed to help customers increase employee productivity in all business operations by improving productivity and reducing software-related training needs with a single user interface, personalized business portals for each employee, and builtin help. SAP Business ByDesign provides analytics and dashboards that can facilitate smarter, faster decision-making. Collaboration features can enhance the way employees work together.
SAP Business ByDesign is designed to help customers realize lower and more predictable IT costs by using an on-demand solution. It is managed, monitored, and maintained by SAP experts in hosted data centers. In addition, SAP Business ByDesign provides built-in service and support that can help to ensure smooth, predictable deployment and operation.
Currently, the solution is available in China, France, Germany, India, the United Kingdom, and the United States. We are controlling the ramp-up process, carefully selecting new customers and working in close collaboration with them and with partners, and feeding their experience back into product development.
There are further solutions for small businesses and mid-size companies in the SAP BusinessObjects portfolio. For more information, see the SAP BusinessObjects Portfolio section.
Additional Solutions for Small Businesses and Midsize Companies
The SAP BusinessObjects portfolio also includes solutions specially designed for small businesses and midsize companies.
▪	SAP BusinessObjects Edge solutions are powerful and versatile business intelligence (BI) and enterprise performance management (EPM) solutions designed for mid-size companies that can address several requirements from flexible ad-hoc reporting and analysis to dashboards, data visualization, data integration, and high data quality as well as budgeting, planning and consolidation, and strategy management.
▪	Xcelsius is point-and-click data visualization software designed for creating interactive dashboards and visual business models from Excel spreadsheets and corporate data sources to share via Microsoft Office, Adobe PDF, the Internet, and corporate portals — all without any programming. The Xcelsius software comprises two product groupings to meet two distinct needs: visual presentations and dashboarding.
▪	Crystal Reports software helps users design interactive reports from any data source and can enable them to answer business questions with fewer reports, and reduced IT costs. Documents created using Crystal Reports can be shared in an on-premise mode or in an on-demand mode.
▪	Crystal Reports Server is reporting and dashboard management software that can enable small businesses and midsize companies to securely view, interact with, and share reports and dashboards on the Internet, by e-mail, on corporate portals, and in Microsoft Office applications. It is designed to empower business users to get better insight into their business performance with access to summary dashboards and detailed reports — all in one place.
▪	The desktop edition of SAP BusinessObjects Interactive Analysis software is designed to provide ad-hoc query and analysis functions in a self-service environment for data-savvy business professionals. An intuitive interface enables customers to combine many types of data from different sources into interactive documents, and helps them uncover trusted, shareable answers to spontaneous and iterative business questions.
▪	The SAP BusinessObjects Access Control application, available in a version for midsize companies, is designed to enable efficient protection of information and prevention of fraud by controlling access and authorizations across the company. The application can help minimize the time and cost of enforcing segregation of duties across applications, and can help prevent improper access to IT systems.
▪	The SAP BusinessObjects Global Trade Services application, available in a version for midsize companies, can enable organizations to streamline complex export processes, automate compliance, ensure expedited customs clearance, and gain the visibility needed to optimize trade processes which can lower risk and minimize duties. The application is certified for electronic communication with multiple customs systems around the globe and fully integrates with SAP and non-SAP software.
Review of SAP Group Operations     071

SAP BusinessObjects Portfolio
The SAP BusinessObjects solutions aim to help business users optimize their business performance by supporting strategic targets of our customers, predictable results, and sound decisions.
Business Intelligence Solutions and Information Management Solutions
With the SAP BusinessObjects business intelligence (BI) solutions and SAP BusinessObjects information management (IM) solutions, companies can gain an intelligence platform that provides every constituent in a business network with trusted business information, helping them respond faster and make better, timelier decisions. These solutions can enable customers to implement BI and enterprise information management strategies for both SAP and non-SAP software environments, reflecting SAP’s commitment to openness and interoperability in heterogeneous software landscapes.
▪	SAP BusinessObjects BI solutions are available in both on-demand and on-premise deployment options. They include a flexible, scalable business intelligence platform with integrated services that are back-end, not userfacing. Examples of integrated platform services include security (who can access the system and what information they can see), load balancing (plug in extra servers, and work is shared across them), and scheduling (refresh reports during the night when system usage is low). The BI solutions also enable users to interact with business information and accurately answer ad hoc questions without advanced knowledge of the underlying data sources and structures. They can help customers access data across all sources and formats and deliver it as useful, consumable information inside and outside the organization. Customers can use these tools to uncover trends and patterns and solve business problems, to anticipate business changes, and to help reach organizational goals. Customers can also use BI solutions to support their forecasting of future business conditions, to track and analyze key business metrics via dashboards, to interact with sophisticated visual representations of information, and to take advantage of user-friendly capabilities that provide self-service access to critical business information. Self-service access enables business users to create reports and perform analyses themselves without depending on their IT support.
▪	SAP BusinessObjects IM solutions provide functions for data integration, data quality management, and metadata management — working seamlessly with functions in the SAP NetWeaver technology platform, such as data warehousing, master data management, and information life-cycle management to help build a trustworthy data foundation that offers agile support for business or IT initiatives. The solutions help enable world-class information management in both SAP and non-SAP software environments. Customers can access, profile, integrate, transform, move, or cleanse structured or unstructured data to deliver timely, unified, and highquality information. With metadata management and text analysis solutions, customers can collect and unify data from disparate sources for end-to-end impact analysis.
Enterprise Performance Management Solutions and Governance, Risk, and Compliance Solutions

SAP BusinessObjects enterprise performance management (EPM) solutions and governance, risk, and compliance (GRC) solutions enable customers to maximize business profitability, manage risk and compliance, and optimize corporate systems, people, and processes. These solutions are designed to integrate with non-SAP data sources or systems as well as SAP Business Suite applications, SAP BusinessObjects BI solutions, and SAP BusinessObjects IM solutions.
▪	SAP BusinessObjects EPM solutions help companies benefit from increased levels of strategic alignment, making performance more predictable and ultimately improve decision-making. SAP BusinessObjects EPM solutions are optimized for both SAP and non-SAP environments, across multiple lines of business including finance, the supply chain and procurement, and they include solutions for strategy management; planning, budgeting and forecasting; financial consolidation; and profitability and cost management. The solutions are integrated with SAP BusinessObjects BI solutions and SAP BusinessObjects GRC solutions to further help companies close the gap between strategy and execution.
▪	SAP BusinessObjects GRC solutions enable companies to aggregate and manage the key risks of their business, automate controls across processes, and monitor risks and controls across disparate systems. The solutions can help increase visibility across risk and compliance initiatives, reduce cost, and manage risk across the enterprise. They can also help support sustainability efforts.
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Additional Solutions for Business Users
Business users need direct access to people, processes, and information to support their day-to-day activities. The Duet and Alloy solutions are designed to provide direct access to SAP Business Suite software from the familiar Microsoft Office and IBM Lotus Notes software, respectively. As a result, business users can become more productive, their decision-making can improve, and their compliance with corporate policies can increase.
Solutions for Sustainability
Our vision for a sustainable enterprise is presented in a sustainability map that catalogs the full landscape of sustainability-related solutions and business processes. It serves as an anchor to our ongoing stakeholder engagement and as a guide to help us prioritize our solution road map.
SAP already has a broad set of sustainability solutions, and we have committed significant resources to ensure increasing breadth and depth of coverage through organic development and partnership.
Solutions for Sustainability Performance Management

The SAP BusinessObjects Sustainability Performance Management application helps enterprises focus on strategic execution of their sustainability initiatives — balancing social, environmental, and economic performance. It provides a comprehensive sustainability reporting process, from reporting framework definition (for instance, in accordance with the Global Reporting Initiative) to data collection workflow and reporting.
The application helps reduce the time, cost, and errors associated with disclosure and enables enterprises to focus on identifying inefficiencies and opportunities for improvement. It provides predefined integration with SAP applications such as SAP Environment, Health, and Safety Management and SAP ERP applications, the SAP Carbon Impact on-demand solution, SAP BusinessObjects EPM solutions, and SAP BusinessObjects GRC solutions. It integrates with non-SAP software using Web services and guided data collection functions.
SAP BusinessObjects Sustainability Performance Management provides automated, accurate multidimensional reporting and planning for compliance, visibility, and control.
Solutions for Energy and Carbon Management

SAP Carbon Impact is an on-demand solution to assist enterprises in implementing strategies for reporting and profitably reducing their carbon and environmental footprint. The solution helps companies measure, mitigate, and monetize carbon emissions and other environmental impacts across business operations.
The SAP AMI Integration for Utilities software provides support for the processes that utilities need to handle complex billing arising from advanced metering infrastructure (AMI) and smart meters.
Customers use SAP Manufacturing Integration and Intelligence (SAP MII) to connect plant operating data held in control systems or data historians to dashboards and other analytical technologies. This allows rapid identification of energy usage, quality results, and other plant trends so companies can take quick action to optimize their operations.
Solutions for Environment, Health, and Safety
The SAP Environment, Health, and Safety Management (SAP EHS Management) application addresses industry needs for product safety, hazardous substances, and dangerous goods handling of products across a wide range of industries, including chemicals, consumer products and high tech. Companies can also use this software to manage compliance with European law concerning the registration, evaluation, authorization, and restriction of chemicals (REACH), which can help them secure the right to market their products. The SAP Recycling Administration application can help ensure compliance with worldwide recycling legislation for packaging, batteries, and waste electrical and electronic equipment.
SAP EHS Management can help companies comply with environmental laws and policies. It supports health and safety, industrial hygiene, and occupational health processes, and can help reduce associated costs, efforts, and risks on plant and corporate levels.
Customers are challenged to implement effective sustainability programs, because data must flow across business processes and because progress towards goals must be visible to drive results. SAP solutions for sustainability are already integrated with SAP Business Suite software. SAP BusinessObjects Integration software allows data from SAP applications and SAP BusinessObjects BI solutions to be displayed in interactive analytics and dashboards, so
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that customers can monitor operations and identify environment, health, and safety risks at their companies. Customers can then take action as needed within SAP applications to address those risks.
SAP NetWeaver
The SAP NetWeaver technology platform is a reliable, secure, and scalable foundation that can run mission-critical business processes for SAP applications. As the technical foundation for services-oriented architecture (SOA), SAP NetWeaver is designed to deliver a comprehensive set of modular, middleware functions to reduce IT complexity and increase business flexibility across heterogeneous IT landscapes. The platform can provide IT organizations the lowest cost of operation and optimal business availability for SAP applications through lifecycle management, identity management, secure communications, and end-to-end business activity monitoring.
SAP NetWeaver is designed to provide customers with a flexible way to integrate and extend business processes that run across SAP, SAP-certified partner-built, and custom-built applications by delivering prebuilt integration content, enterprise services, and deployment and model-driven tools. With support for business process management, mission-critical business processes can be monitored for efficiency, integrity, and security. Business users can also use SAP NetWeaver to define business rules to ensure consistent processes across the business network. Advanced user interface technologies, such as Web-based portals, enterprise search, desktop applications, and mobile devices can help improve user experience and efficiency with secure and personalized access to business applications and information.
074     SAP Annual Report 2009

Through integration with the SAP BusinessObjects portfolio, SAP NetWeaver aims to help customers implement an enterprise information management strategy to ensure trusted information. Customers can integrate, cleanse, manage, govern, and archive structured and unstructured data information to meet compliance mandates, promote business insight, and improve decision-making.
Options for Purchasing and Deploying Software
Recent technological developments and new purchasing models have made it possible for companies to adjust how they consume and deploy software. Recognizing the evolving needs of our customers, SAP delivers multiple options for consuming and deploying enterprise software by taking advantage of these new technologies and models. SAP bases its consumption and deployment options on the following guiding principles:
▪	Delivery of modular applications across multiple lines of business
▪	Integrated processes and information across solutions — regardless of deployment model
▪	Flexible, subscription-based models to enable even cost distribution
▪	Focused services for rapid implementations
▪	Extend solutions with the global ecosystem to increase value for customers
SAP on-demand solutions help customers quickly and easily implement enterprise-wide business solutions, and reduce — or even eliminate — the need for on-site IT resources to manage infrastructure. They can help customers shift to operational expenses, create less volatile cash flows, and gradually scale the use of the solutions to match the needs of the organization. SAP delivers multiple levels of on-demand solutions aimed at empowering our customers to analyze business activities and improve business processes:
▪	Enterprise-wide processes for smaller organizations and subsidiaries drive efficient business processes across the entire organization with SAP Business ByDesign
▪	Process-based solutions address line-of-business requirements for customer relationship management, sourcing, contract management, and carbon trading. Currently available on-demand solutions include SAP CRM, SAP E-Sourcing, SAP Contract Lifecycle Management, and SAP Carbon Impact
▪	Enterprise-level or department-level analysis and reporting with the SAP BusinessObjects BI OnDemand solution. This solution can store, share, browse, search, report, and analyze information at the level specified by the company
SAP on-premise solutions aim to provide strategic value to our customers, including end-to-end, industry-specific business processes and business and domain expertise embedded in the applications. However, business trends regarding new usage and pricing models of on-demand software have an impact on the overall system landscape of customers. As a result, we provide many options that aim to help our customers reduce costs and increase agility:
▪	Rapidly implementing new innovations using enhancement packages
▪	Leveraging virtualization technologies
▪	Using shared services implementations to realize economies of scale for common functions, such as purchasing
▪	Hosting applications through ecosystem partners to reduce IT costs for application maintenance
▪	Leveraging SAP Enterprise Support services to identify opportunities for improving efficiency and reducing IT costs
Many SAP customers have indicated that they wish to continue to leverage their existing investments in on-premise applications while extending business capabilities in a rapid, cost-effective, and integrated manner using on-demand applications and other SAP capabilities. The ability of SAP solutions to integrate and combine can help customers to leverage the benefits of both on-demand and on-premise applications. With this approach, SAP customers can rely on a single vendor for all lines of business, rather than using multiple vendors with specializations for only a single department. SAP customers can gain the benefit of leveraging on-demand solutions that are complementary to SAP on-premise solutions to avoid additional integration costs and gain faster and more effective deployments of new business solutions. With SAP’s integrated, combined model, companies can continue to ensure process efficiency and business insight across all systems and data privacy and compliance — regardless of deployment model. SAP offers flexible license agreements (FLAs) and global enterprise agreements (GEAs) as long-term engagement models for our customers. An FLA provides flexible access to SAP solutions based on the agreed value of software and defined payments for a contract term. A GEA is a strategic relationship with SAP’s most important customers, in which defined customer goals are met and measured regularly. Both help align execution of customers’ IT to business strategy.
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The SAP ecosystem also gives companies greater choice and flexibility by providing a combination of resources that help best address unique operational situations. Software, technology, and service partners extend deployment and consumption options for SAP customers by providing offerings that include:
▪	Business process outsourcing
▪	Applications that provide rapid deployment and accelerated results over virtual platforms
▪	A broad set of integrated complementary software applications
▪	Services that help customers accelerate commercial impact and deliver better results
Finance Plan for SAP Solutions
Implementing business software solutions can represent a major investment. With a global partner of ours, Siemens Financial Services GmbH (SFS), we offer SAP Financing, a service that helps companies invest in SAP solutions. SAP Financing is offered to customers in more than 45 countries by SFS and other leading IT financing specialists. Interest in the plan, which is now a firmly established SAP Services offering, is high: It has helped arrange almost 2,000 finance deals since inception. SAP customers from all segments — small businesses, midsize companies, and large enterprises — are benefiting from the attractive financing solutions. The plan offers all of the popular finance models, with their various advantages: They can help conserve liquidity by avoiding initial investment and provide an alternative to credit from the bank. That gives customers more options and potential economic benefits.
Services Portfolio
The comprehensive SAP Services portfolio is designed to optimize our customers’ success, helping customers to manage their transformation to become more transparent about their business while lowering total cost of ownership. SAP provides a holistic approach with application life-cycle management, incorporating a broad array of methodologies, tools, and certified partner offerings to help our customers gain value from their SAP investment while meeting their business needs. The tight integration between our professional services and our support services aims to offer customers benefits at every level and in every stage of their solution life cycle. Customers’ feedback directly influences our product development.
The SAP Services portfolio includes consulting, education, custom development, support services, and managed services. The offerings are categorized into professional services and software-related services. Our professional services are provided by SAP Consulting and SAP Education. Software-related services are support services provided by SAP’s support units (SAP Active Global Support, SAP BusinessObjects Customer Assurance, and SME Service and Support) and custom development provided by the SAP Custom Development organization.
SAP Services has a local presence in more than 50 countries and runs more than 70 training centers, seven global support centers, and nine custom development centers in Europe, Asia, and the Americas. With around 19,000 SAP services professionals around the world, customers’ needs can be met around the clock to support SAP-centric solutions.
076     SAP Annual Report 2009

Software-Related Services
SAP Custom Development
The SAP Custom Development organization develops individualized, customer-specific solutions and business functions on the SAP platform covering the life cycle of services to develop and support custom solutions at every stage.
Support Services
To support customers’ increasingly complex solution landscapes and their respective needs, SAP offers several support packages.
SAP’s support units offer a range of services to support our customers before, during, and after implementation of our software solutions. We provide around-the-clock technical support in every region. The organizations also offer proactive, preventive support services to protect and enhance our customers’ investments in SAP technology and applications.
SAP Enterprise Support services are our comprehensive, proactive support and maintenance offering, providing our customers with an application life-cycle management approach that can help them manage increased IT complexity and integrate solutions across their IT ecosystems. Our main support product, SAP Enterprise Support, aims to ensure that our customers’ businesses can manage continuous and accelerated innovation with controllable impact on business operations. SAP Enterprise Support services provide an overall blueprint to help customers optimize the operation of their entire landscape. Mission-critical support provides continuous quality checks that analyze technical risks. We implement continuous improvement activities, maintain custom code, access the mission control center, and generate service-level agreements for corrective action. We aim to deliver the quality management methodology, processes, and tools needed to perform advanced testing and implement solutions deployment, operations, and continuous improvement initiatives using the SAP Solution Manager application management solution for all customers and partners.
SAP Standard Support delivers support services to enable continuous and effective IT operations. This level of support provides our customers with the services and tools to minimize the cost and risk associated with keeping IT systems up and running. SAP Standard Support ensures that customers’ SAP solutions run efficiently, and that they enable the technical execution of their business objectives by delivering improvements, quality management, knowledge transfer, and problem resolution.
The SAP MaxAttention support option expands SAP Enterprise Support, covering all stages of an SAP solution’s life cycle in a tailored format for customers — from planning and implementation to operations and optimization — with a full range of services that help organizations safeguard complex solutions, plan for new releases and upgrades, and implement continuous improvement practices for productive solution operations. SAP MaxAttention is designed to provide customers our highest level of customer support built on a dedicated engagement model with a technical support advisor and service-level agreements, supported by long-term commitments delivered by the SAP Active Global Support organization.
SAP Safeguarding services help our customers mitigate the technical risks of an implementation, integration, migration, or upgrade project. They smooth the go-live process and help customers prepare for live use of the software. An on-site technical quality manager helps ensure that customers receive the support they need, that knowledge transfer takes place, and that our customers improve the performance, data consistency, and availability of their IT solution from SAP.
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Professional Services
SAP Consulting
SAP Consulting offers planning, implementation, and optimization services for business solutions, and is designed to help customers gain the greatest value from their new or existing SAP software investments. The SAP Services portfolio includes business transformation services, such as Executive Advisory Services and Business Process and Platform Services, that support organizations in responding to business challenges in a rapidly changing business environment. Executive Advisory Services are business transformation services aimed to guide executives toward better insights by bridging IT and business processes. Business Process and Platform Services can help customers streamline their operations while taking advantage of SAP software to automate business processes on a business process platform. We advise and support customers on designing business processes and IT infrastructure and help customers with project management and solution implementation and integration. We also help customers optimize solutions and IT landscapes accommodating challenges from mergers and acquisitions or divestiture of business units.
SAP can also assist customers in minimizing the environmental impact of their data centers, supporting a “Green IT” approach. SAP can assist customers with professional services to minimize the number of servers through landscape consolidation and through work with technology partners to provide the most energy-efficient infrastructure, using virtualization and other techniques.
SAP Education
The offerings of SAP Education assist SAP customers and partners with knowledge transfer, maximizing the value they can create with their SAP solutions. SAP Education offerings include training needs analysis, certification assessments, learning software, and tools. We provide a consistent curriculum for learners around the world and deliver these offerings through a number of delivery models, including online e-learning, virtual live classroom, learning on demand, and classroom training. Every year, hundreds of thousands of individuals are trained by SAP Education, making it one of the largest IT training organizations in the world.
Other Services
Chief among the other services in the portfolio are SAP Managed Services offerings. The SAP Managed Services organization provides application management services and hosting services, running and managing SAP solutions on behalf of customers.
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Partner Ecosystem
When customers choose SAP software, they also gain access to the SAP ecosystem, one of the leading business networks in the software industry. Its members are a host of software partners, system integrators and resellers, technology partners, developers, industry specialists and SAP software users.
To provide customers access to a rich set of complementary hardware, software, and service solutions, SAP focuses on global and local partnership opportunities for numerous business areas and customer needs. Our rich partner community includes software and hardware partners and providers of outsourcing, content, hosting, education, and support services. Among them are well-known vendors, such as Adobe, Cisco, EMC, HP, IBM, Intel, Microsoft, Novell, and Research In Motion, as well as thousands of smaller companies.
▪	The SAP NetWeaver technology platform enables our partners to develop products and services that fit into our customers’ IT environments. At the same time, it is intended to help us increase revenue from the many vendors that license our technology platform. The SAP NetWeaver community continues to gain momentum, with independent software vendors (ISVs) currently developing more than 1,700 applications based on SAP NetWeaver.
▪	In April 2009, SAP announced the opening of SAP Co-Innovation Lab in Bangalore, complementing our global network of co-innovation labs. SAP Co-Innovation Lab offers an environment in which ISVs, system integrators, and technology partners can work with us and with customers on new technologies.
▪	In 2009, SAP continued to develop the breadth of offerings available on SAP EcoHub, an online solution marketplace enabling SAP customers to discover, evaluate and buy solutions from SAP partners to complement their existing IT landscapes from SAP. SAP EcoHub brings together the full scope of the SAP ecosystem by linking community content to information about offerings from SAP partners that are designed and selected to address specific business challenges SAP customers face. The additions to SAP EcoHub in 2009 included packaged offerings of software and services in specific regions, the addition of services partners and the delivery of SAP’s sustainability road map and associated products.
Communities of Innovation
To encourage continuous co-innovation, collaboration, and ongoing improvement in a wide range of products, services, and business processes, we foster various communities of innovation - interactive networks of developers, customers, and partners that come together to collaborate on a variety of topics. These are some of the major communities in SAP Community Network:
▪	The SAP Developer Network (SDN) community offers nearly 2 million members in more than 200 countries the chance to trade experience and insights, pursue business opportunities, and learn from each other. It is the biggest innovation community associated with SAP. SDN includes discussion forums, blogs, wikis, software and tool downloads, and e-learning. A wealth of technical assets attracts more than half a million visitors to SDN every month.
▪	The Business Process Expert community is a business process community with more than 600,000 members covering 18 industries and a wide variety of horizontal subjects. Collaboration in the community, the sharing of best practices, and advanced training offerings are among the catalysts that can generate process innovation. Community members, including, for example, specialists on diverse industries, business and application consultants, CIOs, and business process experts, find ample opportunities to exchange ideas in moderated forums, wikis, and expert blogs.
▪	The Industry Value Network program provides a collaborative environment for ISVs, system integrators, and technology vendors to work together with SAP and our customers in various industries. There are now 16 different Industry Value Network groups. The work they do is designed to help companies develop solutions using enterprise services.
▪	The Enterprise Services Community program provides a forum in which customers, partners, and employees of SAP form collaborative groups focused on defining requirements for business process platforms and specifications for enterprise services. The community currently has over 340 members working more than 130 definition groups. So successful is this collaborative approach that the majority of the enterprise services included in the third enhancement package for SAP ERP software sprang from requests by customers and partners working together in the community.
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▪	Following the acquisition of Business Objects, SAP added the SAP BusinessObjects community to SAP Community Network. This community, with more than 295,000 members provides an environment for SAP BusinessObjects users and developers to share best practices and pursue innovation opportunities on SAP BusinessObjects offerings.
▪	In February 2009, SAP Community Network opened the SAP University Alliances community. With more than 85,000 members, this community focuses on bringing real-life SAP knowledge and skills into university classrooms. This is part of SAP’s corporate citizenship commitment to the education and mentoring of university students and graduates who are the business experts and IT leaders of the future.
▪	SAP Community Network launched a community job board in 2009, providing SAP developers and customers the ability to more easily network and identify job opportunities that take advantage of the rich SAP skill base in the SAP communities.
▪	In October 2009, SAP announced a partnership with leading social networking site LinkedIn. This partnership builds on the efforts to better highlight SAP product skills in the global marketplace by allowing SAP Community Network members to position their community involvement and overall SAP product knowledge on LinkedIn profiles.
Independent market intelligence firms including Forrester, Gartner, and International Data Corporation (IDC) also report on our community strategy, mentioning the strategic edge and business advantages gained from SAP’s customer-centric network. In 2009, the communities from SAP were recognized by independent research organizations Altimeter Group and SiteIQ as leading the industry on criteria including overall engagement, quality of information and ease of use.
Sharing Knowledge Among Users
To share knowledge and influence SAP development efforts, our customers have established user groups in regions around the world. The two largest are the Americas’ SAP Users’ Group (ASUG), with more than 75,000 members, and the German-Speaking SAP User Group (DSAG), which has around 30,000 members in German-speaking countries. In 2007, SAP initiated a program that encouraged all of these groups to share their expertise and recommended practices with the wider user-group community. It kindled some valuable discussion, which, in the end, is good for all SAP stakeholders. An umbrella organization, SAP User Group Executive Network (SUGEN), embraces 12 national SAP user groups with the shared aim of defining priorities and agreeing plans of action to bring greater focus to the dialog between SAP and its user groups on the global plane.
Development Partnerships
In 2009, we continued to forge partnerships and shared projects that we believe will help shape our future, securing and enhancing global relationships. We now have 21 global services partners, more than 1,200 service partners worldwide, and 34 global technology partners, and the SAP solution extension offerings continue to grow. These are some examples:
▪	Continuing to identify opportunities to work with partners and bringing additional value to customers, SAP and Atos Origin, a global services partner, extended their partnership to focus on reducing customer risk and streamlining upgrading and go-live processes, for customers in key European countries including France, Germany, the Netherlands, Spain, and the United Kingdom.
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▪	As adoption of SAP BusinessObjects solutions continued to grow among SAP’s installed base, we secured additional partnerships in an effort to complement the product offering. SAP signed a global sales agreement with APOS Systems. The agreement focuses on offering customers APOS’ extensions to SAP BusinessObjects XI solutions to enhance management, monitoring, and control of their deployments of this software.
▪	As part of our release of SAP Business Suite 7 software, we secured certified system integrator partnerships with Atos Origin, Cap Gemini, IBM, and Wipro to drive adoption of SAP Business Suite and deliver certified consultants to the marketplace in 2009.
▪	To offer customers accelerated, unified access to detailed enterprise data for better business visibility, SAP and Teradata Corporation, the world’s largest company for data warehousing and enterprise analytics, agreed to provide the SAP NetWeaver Business Warehouse component on the Teradata database. With this agreement, customers using both SAP and Teradata products can benefit from an integrated end-to-end offering including data warehouse infrastructure and management as well as business intelligence tools.
▪	In support of SAP Enterprise Support services, SAP partners focused on certification and adoption of the Run SAP methodology. During the year, partners including IBM Global Business Services and EDS announced their certification in Run SAP methodology.
▪	SAP and IBM delivered Alloy, co-innovation software featuring SAP Business Suite and IBM Lotus Notes, to the marketplace. Alloy presents information and data from SAP software processes in the context of the desktop familiar to Lotus Notes users.
▪	As part of our global mobility product strategy, SAP entered into partnerships focused on enabling customers to bring the SAP Business Suite to mobile devices. We started a co-innovation offering with Sybase, focused on enabling mobile users to access SAP solutions for increased productivity and efficiency. In addition, we started a development project with the software manufacturer Syclo to deliver mobile asset and service management solutions to customers.
▪	The SAP ecosystem was a core component of the launch of the SAP BusinessObjects Explorer software in May. The company secured partners as contributors to the technology offering including Intel and Adobe. Partners that focused on providing hardware components to complement the software included Dell, Fujitsu, IBM, and HP.
▪	The IT consulting and outsourcing company Cognizant became a global services partner of SAP in May. This marked the evolution of a successful relationship between SAP and Cognizant. In SAP Co-Innovation Lab and the Cognizant Touchstone Center in Bangalore, we aim to develop and deliver value-added solutions across a variety of industries to provide our joint customers enhanced flexibility, agility, and efficiencies in their enterprise applications.
▪	We continued to add to our list of SAP solution extensions. Focused on identifying qualified products that easily integrate into existing SAP landscapes and meet criteria for global customer demand, we secured new offerings from partners to add to our price list. New solution extensions in 2009 include SAP Enterprise Inventory Optimization application by SmartOps, SAP Data Maintenance application for ERP by Vistex, and SAP Extended Enterprise Content Management application by Open Text.
▪	We continued to develop our partnership with Novell, focusing on GRC solutions. In October the companies announced their intention to deliver integrated GRC solutions through product integration and planning and a collaborative go-to-market strategy. The combination of SAP BusinessObjects GRC solutions and Novell’s security and identity products will bridge the gap between business process and IT security and controls.
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▪	In April, our virtualization community shifted its focus to solutions addressing Green IT. Partners, customers, and manufacturers including AMD, Cisco, Citrix, EMC, HP, Intel, Network Appliance, Novell, Red Hat, Sun, and VMware agreed to work with SAP to directly identify and develop solutions that enable technology to assist companies in running their IT operations more efficiently.
▪	We broadened our relationship with Intel to optimize the operation of SAP Business One applications with the Intel Xeon Processor. This step in the relationship was designed to enable small businesses to achieve faster time to value for their IT investments, therefore saving costs. This combination offering was made available as industry-specific bundles delivered through original equipment manufacturers.
▪	Continuing to work with partners to better enable customers in the midmarket, we announced a collaborative fast-start program together with HP. This effort provides customers the SAP Business All-in-One solution on HP hardware.
▪	In November 2009, several regional announcements were made affecting SAP’s global ecosystem. In Canada, SAP announced three new members of the SAP Extended Business program certified to deliver SAP Business All-in-One solutions to midsize Canadian firms. In China, new offerings were announced for that country’s ecosystem, including content relevant for the Chinese market published via new online discussion areas, forums, wikis, and blogs for its SAP Community Network China. Meanwhile, in India, news of developments at the recently opened SAP Co-Innovation Lab in Bangalore included mention of three new solutions now available to the wider markets based on the joint development efforts of SAP and its partners at the lab.
082     SAP Annual Report 2009

Research and Development
In order to capitalize on the power of diversity, SAP distributes the development of its software solutions across locations in strategic markets worldwide. In addition, together with leading universities, partners, and customers, we cultivate new IT trends and technologies on a global scale.
Worldwide Distribution of Development
SAP employs 14,813 people in software development centers in 11 countries. The largest of these SAP Labs is in Walldorf, Germany, followed by Bangalore, India and Palo Alto, California in the United States. With the integration of SAP BusinessObjects development centers, SAP now has three new development centers in Vancouver, Canada, Dublin, Ireland, and Paris, France.
Thinking globally and acting locally, the network of SAP Labs benefits from highly qualified employees with different cultural backgrounds. With their diverse expertise, these employees use our resources in an intelligent and efficient way, aiming to generate a significant and lasting competitive advantage for SAP.
We devised the structure of the SAP Labs network to accelerate product innovation and raise productivity. Due to the network’s flexibility, we can quickly react to new customer and market requirements. Furthermore, the global arrangement of our development organization enables us to develop products and services in collaboration with leading customers and partners worldwide.
In 2009, SAP invested € 1.6 billion (2008: € 1.6 billion) in research and development for business software solutions.
Research and Development
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Walldorf GERMANY
Darmstadt, Dresden, Karlsruhe, Walldorf GERMANY
Montreal, Toronto CANADA
Montreal CANADA
Budapest HUNGARY
Tokyo JAPAN
Vancouver CANADA
Sofia BULGARIA
Shanghai CHINA
Belfast UNITED KINGDOM
Dublin IRELAND
Bengalore INDIA
Ra'anana ISRAEL
Palo Alto USA
São Leopoldo BRAZIL
Levallois, Paris FRANCE
Sophia Antipolis FRANCE
Pretoria SOUTH AFRICA
Brisbane AUSTRALIA
St. Gallen, Zürich SWITZERLAND
Development Center
Research Center
Co-Innovation Lab

SAP Research
SAP Research, our global research organization, identifies and shapes emerging IT trends and generates breakthrough technologies through applied research. Its findings significantly contribute to our product portfolio and help us to maintain our technological edge. Each SAP Research center is collocated with either a partner university or an SAP development center, creating a solid foundation for collaborative research.
The Global Research Network
SAP Research explores opportunities that have not yet been developed into products. A structured approach to research and trend management ensures that we generate the utmost value out of creativity to make innovation happen. The group plays a leading role in multiple research projects, collaborating with scientists and researchers throughout its co-innovation network, as well as with customers and partners. In addition, SAP Research constantly works on the transfer of customer-driven research results to improve our existing portfolio.
Prospective SAP solutions are turned into tangible experiences in “living labs.” The Future Public Security Center in Darmstadt, Germany, for example, demonstrates technological research results in real-world settings in the area of public safety. Users are introduced to new technologies at an early stage and play an active part in the research process. This research approach is also based on close collaboration with customers and partners.
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Next Big Things
Through its exploration of various business areas and based on the findings of its research projects, SAP Research is able to identify potential “next big things” — maximum impact, next-generation technologies and applications. The following examples highlight some of these topics:
▪	Cloud computing is the generic umbrella term for flexible, IT-related services, such as storage, computing power, software development environments, and applications, combined with service delivery through the Internet to consumers and businesses. Clouds provide major opportunities for new business models by restructuring the value chains in the IT industry. In addition, cloud computing dramatically changes the dynamics for new service offerings since it considerably lowers the entry barriers for newcomers by shifting from huge initial capital investments to pay-what-you-use business models. The infrastructure demands of the visions for the “Internet of Services” and the “Internet of Things” can be met most economically by the cloud computing model. It is especially small, innovative companies that will use cloud computing as a scalable service.
▪	The Internet of Things fuses the digital world and the physical world by bringing together different concepts and technical components. Everyday objects and machines, even houses and industrial buildings, have sensors and can “communicate” with each other via the Internet. One practical dimension, introduced at SAP TechEd 2009 in Vienna, is the topic of product counterfeiting security or global brand protection service. Product counterfeiting, smuggling, and other illegal trading practices are evolving as fast as emerging trends and technologies worldwide and are increasingly finding their way into various business sectors such as the pharmaceutical industry and aircraft and automobile spare-parts manufacturing. In a joint venture called Original1 with partners Nokia and Giesecke & Devrient, we are developing the possibility for brand owners to use a service protecting their original products along the whole supply chain. Experts predict that the Internet of Things will lead to tremendous efficiency gains in many industries, such as manufacturing and energy supply. Applications, services, middleware components, networks, and endpoints will be structurally connected in entirely new ways. This will make new models possible for business processes, collaboration, miniaturization of devices, and in the area of mobile communications.
▪	Thanks to the Internet of Services, the ability to create a Web-based service industry is becoming a reality. In the future, people should be able to do more than buy books, book flights, or plan trips on the Internet. They should also be able to make appointments with their child’s pediatrician, coordinate exports to foreign countries, and provide consulting advice for businesses. In this type of virtual world, software and service providers, brokers, and users can collaborate using a service delivery platform to build flexible and dynamically-integrated applications. The platform supports the whole life cycle of a service offering from its creation and introduction to redesign with incorporated user feedback. SAP Research is looking to further explore services that can be managed using IT and, when combined, lend themselves into value-added services.
▪	A further research focus area is the development of technologies for emerging economies. The overall aim is to engage in research activities that investigate the unique requirements of emerging economies in order to make a direct impact on their social and economic development. The research agenda includes innovative business solutions for very small businesses, thus giving preference to the identification and inception of new technologies. Such initiatives contribute to job creation (social impact) and poverty alleviation (economic impact).
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New Research Group
In July 2009, SAP Research established a new research group in Bangalore, the main campus of SAP Labs India. With its stellar development over the years, an ever-growing number of world-leading enterprises, and a long tradition of academic excellence, India offers a wealth of opportunities for innovation and is one of SAP’s key markets.
The researchers in Bangalore are focusing mostly on topics in the areas of decision support systems for text understanding, service infrastructures, and Web information quality.
Global Business Incubator
We started the Global Business Incubator in 2008 as the successor to SAP Inspire. This program, based in Palo Alto, California, in the United States and Walldorf, Germany, focuses on creating innovative new businesses for SAP. The Global Business Incubator group accelerates the identification and commercialization of new business opportunities adjacent to SAP’s core business. By bringing together teams of internal and external entrepreneurs and using a milestone-gated funding process, the group “incubates” new businesses inside the company from idea to commercialization. The Global Business Incubator has been starting new initiatives since 2008 at the pace of roughly one per quarter.
Investments in Innovative Companies
SAP’s investment in other companies adds to the process of innovation by acting as a window on external innovation. Founded in 1996, SAP Ventures is the corporate venture capital arm of SAP, and invests in companies that develop promising technologies and applications.
SAP Ventures can make investment decisions that do not necessarily reflect our current business strategy and is therefore able to invest in entirely new fields that offer the prospect of high growth and profitability. The idea behind SAP Ventures is to bring substantial benefit to its portfolio companies by facilitating interaction between innovative young companies and the SAP ecosystem and to aid SAP in identifying disruptive trends, new market opportunities, and potential acquisition candidates, partners and suppliers.
SAP Ventures invests globally and has portfolio companies in Europe, India, and the United States. In 2009, SAP Ventures focused on digital media and online marketing and channeled investment in aspiring enterprises such as Tremor Media and Return Path. The SAP Ventures portfolio includes leading startups like Alfresco, Connectiva, Green-plum, iYogi, JasperSoft, LinkedIn, Loglogic, Newgen, Qumu, Right Hemisphere, and Vendavo.
The SAP NetWeaver Fund program, capitalized with US$125 million, aims to invest in companies to fuel innovation and growth within the SAP ecosystem and in technologies based on the SAP NetWeaver technology platform. Since the inception of the SAP NetWeaver Fund in 2006, SAP has made investments in several companies resulting in significant product development and co-innovation that has delivered value to our customers. The SAP NetWeaver Fund portfolio includes companies such as Nakisa, a leader in the visual workforce management market, and Innocentive, a provider of open innovation solutions for the enterprise.
Committing Resources to Research and Development
We must continuously improve our portfolio of products if we wish to maintain and build on our current leading position as a vendor of business software. In 2009, our research and development (R&D) expense decreased slightly by 2% to € 1,591 million (2008: € 1,627 million), but we spent 14.9% of total revenue on R&D in 2009 (2008: 14.1%). The increase in the R&D quotient in spite of the cost-saving measures implemented in 2009 reflects our engagement in development. The R&D quotient was influenced by an 8% decrease in revenue and by a 5% reduction in the number of R&D employees. However, the personnel expense for the R&D employees was negatively impacted in 2009 by an increase in variable pay due to overachievement of Company goals.
R&D expenditures include expense for externally procured development services, in addition to HR costs. The importance of R&D was also reflected in the breakdown of employee profiles. At the end of 2009, our total full-time equivalent (FTE) count in development work was 14,813 (2008: 15,547). R&D employees account for 31% (prior year: 30%) of all SAP employees worldwide.
086     SAP Annual Report 2009

Development News and New Offerings
In 2009, we extended our solution portfolio focusing primarily on increasing integration between product lines to help our customers close the gap between strategy and execution. Working with our customers and partners, we created new capabilities in all core areas of our solutions portfolio: enterprise applications and industry solutions in SAP Business Suite, solutions for small businesses and midsize companies, solutions addressing the needs of business users, and the SAP NetWeaver technology platform. We also expanded our service offerings.
Expanded Offerings for Enterprise Applications and Industry Solutions
SAP Business Suite applications and all SAP industry solutions were improved to adapt to the accelerating rate of change of the market and customer expectations:
▪	SAP ERP: In May 2009, we delivered the fourth enhancement package for the SAP ERP application. Functional improvements provide stronger support for parallel accounting and reporting, treasury and risk management, and electronic payments. Human capital management capabilities were improved to support recruiting, learning, and performance management processes. Search, reporting, and self-service capabilities improved usability for casual and business users. Enhancement packages continue to enable our customers to add functions to their SAP applications without upgrades, reducing the total cost of managing or extending the capabilities of their enterprise processes.
▪	SAP Customer Relationship Management (SAP CRM): The new version of the SAP CRM application, SAP CRM 7.0, delivered in May 2009, is continuing to gain momentum with our customers, and is experiencing strong adoption by our customers’ users. SAP CRM is characterized by ease of use and adaptability to meet rapidly changing market conditions, combined with the power of integrated end-to-end sales, marketing, and service business processes (such as the new loyalty management capabilities), and we are becoming the solution of choice for SAP customers. We are continuing to grow thought leadership through several exciting innovations such as the mobility partnership with Sybase, social CRM, and communications-enabled business processes to help our customers stay current and ahead of their competition.
▪	SAP Supplier Relationship Management (SAP SRM): In February 2009, we announced the general availability of the latest version of the SAP SRM application, SAP SRM 7.0, as part of SAP Business Suite software. SAP SRM now extends compliance capabilities with enhancements to centralized sourcing and contract management, services procurement, catalog management, supplier enablement, usability, and accessibility to information. Furthermore, SAP supports SRM customers in complying with regulatory and internal guidelines. SAP SRM also helps fully deliver on the important procurement processes for our customers. We also plan to release new versions of the SAP E-Sourcing and SAP Contract Lifecycle Management on-demand solutions in 2010. These new versions are designed to improve the amount of negotiated savings, optimize cost visibility, increase sustainable savings, and provide more advanced on-demand support.
▪	SAP Supply Chain Management (SAP SCM): In May 2009, a new version of SAP SCM became generally available with capabilities that leverage point-of-sales data to improve planning accuracy and visibility, provide new forecasting methods, and enable attributeor characteristics-based planning. The supply network collaboration capabilities were enhanced to improve coordination and collaboration with contract manufacturers. We introduced major enhancements to warehouse and transportation management, such as graphical warehouse layout modeling, improved visualization, tighter integration of export controls, and increased utilization, through enhanced integrated processes. We expanded the radio-frequency identification (RFID) and auto-ID solution footprint of SAP SCM with support for serialization technology and the EPCIS standard, a global communications standard by EPCglobal that improves transparency in the tracking of goods.
▪	SAP Product Lifecycle Management (SAP PLM): With its fourth enhancement package generally available in May 2009, SAP PLM introduced a new user interface with simplified access to information within the context of specific roles to improve productivity, reduce training, eliminate manual activities, and make decisions more rapidly. This intuitive new user interface delivers information from units across an organization to establish a product-centric view. Direct collaboration capabilities within SAP PLM enable intercompany design networks with a sophisticated authorization concept. The result is a better and faster collaboration, which can improve the quality of product development resulting in fewer change cycles. Integrated product labeling helps companies to reduce the risk of product recalls caused by improper labeling and helps them save time by automating the various steps in the product-labeling process.
Review of SAP Group Operations     087

New Developments for Small Businesses and Midsize Companies
We delivered innovative developments for our many customers in the small and midsize enterprise (SME) segment in 2009:
▪	SAP Business ByDesign: In July 2009, we delivered feature pack 2.0 for the SAP Business ByDesign solution. This new version, available in six key markets under controlled release, significantly expands functionality and provides more value to customers by offering business support for 35 end-to-end process scenarios. Through integration with software from the SAP BusinessObjects portfolio, including Crystal Reports software and dashboards from Xcelsius software, executives of midsize companies can benefit from increased transparency into their business operation and can utilize comprehensive analytics to make decisions that can improve their business performance. This latest feature pack also integrates customer relationship management, order-to-cash with automated billing, project profitability and resource management, time and expense reimbursement, procure-to-pay, and service and repair. Finally, companies can collaborate more effectively internally, as well as with customers, suppliers, and partners through new groupware integration with Microsoft Office. For example, group-ware integration with desktop tools such as Microsoft Office enables users to synchronize tasks, appointments, and e-mail and, for instance, export standard letters and listings to work on them in Microsoft Office applications. This helps companies work more effectively -internally and with their customers, vendors, and other business partners.
▪	SAP Business All-in-One: In 2009, we continued to enhance the SAP Business All-in-One solution to include integrated preconfigured SAP BusinessObjects solutions — in addition to the comprehensive, preconfigured best practices delivered for SAP CRM and SAP ERP applications in 2008. These solutions provide customers with instant access to trusted and timely data at the core of their business operations. Additionally, we continued investing in the SAP Business All-in-One fast-start program by extending the solution configurator to configure CRM functions online. Partners participating in the SAP Business All-in-One fast-start program can now deploy the solution configurator on their Web sites and feature their unique offerings to prospects. Several of our partners already have it live on their sites. Finally, we delivered the SAP BusinessObjects Data Integrator software for data migration to SAP Business All-in-One. It helps reduce project risks and speed the implementation of SAP Business All-in-One solutions.
▪	SAP Business One: In 2009, we released enhancements to the 2007 version of the SAP Business One application that offer a bundle of legal enhancements, streamlined business processes, improved usability, built-in local best practices, and integration with Web-based CRM and e-commerce.
▪	SAP BusinessObjects Edge solutions: In April 2009, we launched new solutions, including SAP BusinessObjects Edge BI, our comprehensive business intelligence software for small businesses and midsize companies. Now, as part of SAP BusinessObjects Edge, BI mid-market companies can use SAP BusinessObjects Explorer software that helps business users quickly and easily explore information from diverse sources and instantly answer business questions. We also delivered the SAP Business Objects Edge Strategy Management application, which helps small businesses and midsize companies improve their performance and align execution with strategy by connecting goals, initiatives and metrics. We also delivered the SAP BusinessObjects Edge Planning and Consolidation application, which helps these organizations create, execute, and monitor budgets that are aligned to financial plans and resources.
088     SAP Annual Report 2009

Expanded SAP BusinessObjects Portfolio
In 2009, we extended our portfolio of solutions to meet the needs of business users with new enhancements to the SAP BusinessObjects solutions and new versions of Duet and Alloy.
▪	SAP-BusinessObjects business intelligence (BI) solutions: In 2009, we delivered SAP BusinessObjects Explorer software. SAP BusinessObjects Explorer software, accelerated version for SAP NetWeaver Business Warehouse (SAP NetWeaver BW), combines intuitive information search and exploration functions with the high performance and scalability of SAP NetWeaver BW Accelerator, so it can empower the organization and put BI within the reach of more business users in a company. With immediate insights into vast amounts of data, users can improve their ability to make sound, timely decisions.
▪	The accelerated version of SAP BusinessObjects Explorer software delivers powerful functions, including:
-	Search across data fields and metadata: Users simply enter a few keywords to instantly find the most relevant information from across all data sources. They need no previous knowledge about what data exists or where to find it.

-	Intuitive exploration of data and charts: The software complements results with contextually relevant details. The experience is comparable to Internet-style search and browsing an online store. Users do not need data models or data knowledge.

-	Automated relevancy and chart generation: SAP BusinessObjects Explorer presents the most relevant search results first and automatically generates the chart that best represents the information.

-	High performance and scalability: The combined software and hardware solution delivers the high performance and scalability that users need for immediate response and answers when they browse very large data sets.
▪	SAP BusinessObjects information management (IM) solutions: In June 2009, we delivered enhancements to SAP BusinessObjects Data Federator and SAP BusinessObjects Data Services software. These solutions support both SAP and non-SAP software environments. They offer greater support for SAP customers by integrating with SAP NetWeaver BW. In addition, there is deeper integration between SAP BusinessObjects Data Services and the SAP NetWeaver Master Data Management component (SAP NetWeaver MDM) for improved data cleansing. We also delivered application-specific versions of SAP BusinessObjects Data Quality Management software to help customers solve data quality problems with SAP, Informatica, and Siebel applications. With the new version of SAP BusinessObjects Metadata Management software, customers can consolidate metadata to gain visibility into SAP NetWeaver BW objects. They can thus obtain information on data lineage and usage and conduct change impact analyses.
▪	SAP BusinessObjects governance, risk, and compliance (GRC) solutions: We delivered a new version of the SAP BusinessObjects Global Trade Services application that continued the evolution of this product and focused on managing supply chain risk and compliance across all of an organization’s trade processes. Execution of our road map continued with new versions of the SAP BusinessObjects Process Control and SAP BusinessObjects Risk Management applications, built on the SAP NetWeaver technology platform. The process control application offers customers a comprehensive concept with which to realize automated control mechanisms that help them ensure compliance with numerous legal and regulatory requirements. The latest release of the risk management application enables companies to automatically monitor and proactively identify enterprise risks. The combination of these two solutions enables customers to take a risk-based approach to controls. These were our first applications to deliver embedded SAP BusinessObjects BI capabilities through integration with Crystal Reports and Xcelsius software — notably as part of our updating of SAP BusinessObjects Access Control. The first version of the SAP Busines-sObjects Sustainability Performance Management application helps organizations define and communicate their sustainability objectives, appropriately manage risks, and report on sustainability performance. It does so by providing a reporting and management framework that enables organizations to focus on driving sustainability performance rather than data collection and report compilation.
Review of SAP Group Operations     089

▪	SAP BusinessObjects enterprise performance management (EPM) solutions: The release of SAP BusinessObjects EPM 7.5 delivered the second phase of our five-year road map and included new versions of the SAP BusinessObjects Planning and Consolidation application on both the SAP NetWeaver and Microsoft platforms to help customers streamline their planning, budgeting, and forecasting processes. A new version of the SAP BusinessObjects Strategy Management application was released with new visualization and reporting capabilities enabled by SAP BusinessObjects BI solutions. We enhanced the SAP BusinessObjects Financial Consolidation application with new accounting compliance features and rich integration with SAP ERP and SAP NetWeaver BW to further help companies meet demands for a faster, more accurate financial close process. We also released a new version of the SAP BusinessObjects Profitability and Cost Management application, which helps customers gain more insight into cost drivers and their effect on profitability. A second version of the SAP BusinessObjects Spend Performance Management application was released to help customers identify cost-saving opportunities and identify risk in the supply chain. In February 2009, we delivered the new SAP BusinessObjects XBRL Publishing solution by UBmatrix, designed to help customers meet new regulatory requirements for the electronic communication of financial and business data. Also in February, we launched the SAP BusinessObjects Supply Chain Performance Management application, which continues to extend our performance management vision beyond finance. It helps companies measurably improve supply chain effectiveness, create responsive supply chain networks, and deliver improved cost control.
In addition to updates for SAP BusinessObjects solutions, we delivered the first version of Alloy software, a joint development with IBM, in March 2009. In October 2009, we delivered a new version of Duet software.
Enhancements to SAP NetWeaver
Enhancements made to the SAP NetWeaver technology platform in 2009 focus on helping our customers run business applications efficiently, accelerate the design and integration of applications to enhance business processes, manage and access relevant data across the entire enterprise, and simplify the way users access applications and information.
▪	SAP NetWeaver Composition Environment: In May 2009, we released the first enhancement package for the SAP NetWeaver Composition Environment offering, which provides a lean, integrated, standards-based development, modeling, and runtime environment. Software developers and technical consultants can use the enhanced composite designer and composite life-cycle management capabilities to improve productivity. As part of this enhancement package, we also delivered the SAP NetWeaver Business Process Management component and the SAP NetWeaver Business Rules Management component — the next generation of tools for increasing process flexibility with new business process management and business rules management capabilities. Business process experts can use these tools to generate a consistent view of core and composite processes for both business and IT.
▪	SAP NetWeaver Process Integration (SAP NetWeaver PI): With the release of the first enhancement package for SAP NetWeaver Process Integration in May 2009, our customers can now take advantage of Enterprise Services Repository enhancements to improve SOA design governance. SAP NetWeaver PI also supports higher data volumes and centralized administration capabilities.
▪	SAP NetWeaver Information Lifecycle Management: SAP has delivered a three-pronged approach to information life-cycle management that meets the complex information management needs of today’s organizations: data archiving, which focuses on keeping the growth of data volume in check; retention management, which deals with the life cycle of data from the time it is created until it is destroyed; and a retention warehouse, which addresses the decommissioning of legacy applications and systems.
090     SAP Annual Report 2009

▪	SAP NetWeaver Identity Management: In 2009, we released a new version of SAP NetWeaver Identity Management. Key enhancements in this release include integration with SAP BusinessObjects Access Control for compliant user provisioning, standards-based integration (Service Provisioning Markup Language) with SAP Business Suite (employee scenarios) to enable business-driven identity management, identity services to enable access to identity management functions from external applications and SOA environments, and greater integration with the SAP NetWeaver infrastructure including Web Dynpro-based Web user interfaces for more consistent look-and-feel and easier management.
New Developments for Services
With expertise in a wide range of industries, the SAP Services organization continues to develop and deliver services to align IT and business strategies. These services enable customers to realize maximum benefits from IT investments more quickly, free up IT budget, and respond rapidly to market changes. From planning and implementation to running applications, SAP Services offerings support organizations along the entire application life cycle. Customers can leverage IT landscapes more effectively to optimize processes and drive innovation.
Additional service developments focus on giving customers an accurate view of where maximum value can be achieved, while consistently keeping business costs at a minimum. Leveraging best practices, tools, methodologies and repeatable, quick time to value, metric-driven offerings are key to our strategy. By doing this, SAP Services can deliver customer services that scale faster - significantly reducing implementation cost and ensuring customer satisfaction.
▪	In April 2009, SAP and SAP User Group Executive Network (SUGEN) announced the rollout of the SUGEN SAP Enterprise Support program using key performance indicators (KPIs) to define and measure how SAP customers derive value from SAP Enterprise Support.
▪	In December 2009, SAP announced that the KPIs achieved under the program showed clear value to participating SAP customers.
▪	In January 2010, SAP announced a tiered support model for customers worldwide. This support offering includes SAP Enterprise Support services and the SAP Standard Support option, and will enable all customers to choose the option that best meets their requirements.
Review of SAP Group Operations     091

Acquisitions
In 2009, we reinforced our strategy of organic growth complemented by share or asset acquisitions aimed at enriching our product portfolio in terms of both technology and functions. We made the following acquisitions in 2009:
▪	In May, we acquired the assets of Sky Data Systems Inc., a U.S. company. Sky Data Systems specializes in mobile CRM solutions.
▪	In June, we acquired Clear Standards Inc., a U.S. company. Clear Standards provides enterprise carbon management solutions and helps organizations measure and control greenhouse gas emissions and other environmental impacts across internal operations. The software also supports sustainability reporting. Our objective in extending our product portfolio in the field of sustainability is to help our customers meet the carbon management requirements in this time of increasingly stringent government regulations and public expectations of better transparency.
▪	In June, we also acquired Highdeal S.A., a French company. Highdeal delivers sophisticated pricing, charging and rating solutions designed to support communication service providers. SAP has integrated the Highdeal solutions in a business process platform that provides customers with a comprehensive real-time transaction management system.
▪	In September, we acquired a majority of the shares of SAF AG, a Swiss public company. SAF develops ordering and forecasting software for the retail, logistics, and industrial sectors. The company employs an innovative conceptual demand chain management approach that allows the process chain to be controlled and optimized by its central driving force — the customers’ buying behavior.
▪	In December we acquired the assets of SOALogix, Inc., a U.S. company. SOALogix specializes in packaged software to map information flows between employees, processes, and applications. Its product portfolio includes solutions for integrating industry-specific project management software with SAP applications for portfolio and project management.
092     SAP Annual Report 2009

Customers
Despite the tough spending environment, SAP was able to secure customers, especially in sectors less affected by current market conditions, including telecommunications, banking, infrastructure, and the public sector. Our total customer base surpassed 95,000.
SAP has also observed many customers already investing in strategic projects that seek to achieve more insight and transparency in their business. SAP helps these customers optimize strategies and business processes so that they can become “clear enterprises.”
Customers that signed deals with SAP in 2009 included:
▪	Deutsche Bank plans to start a multi-year initiative in 2010 to replace individual software solutions in its home market by a new core banking system based on the SAP for Banking solution portfolio. The SAP implementation shall underpin Deutsche Bank’s strategy to push for a high degree of industrialization and standardization of processes.
▪	Fairfax County, Virginia, United States, has selected SAP applications for finance, human resources, and procurement to streamline the day-to-day operations of its county government and public school system.
▪	EnWin Utilities, the municipal electricity distributor for the city of Windsor, Ontario, Canada, selected SAP software to help increase visibility and efficiency across its operations, lower IT costs and build a solid foundation to address future opportunities in advanced metering infrastructure (AMI) and smart grid adoption. EnWin will replace its Oracle and IBM software with the SAP ERP application, SAP for Utilities industry solutions, and solutions from the SAP BusinessObjects portfolio.
▪	Boston University in Massachusetts, United States, selected the SAP ERP application for enterprise resource planning. By consolidating multiple legacy systems onto one single ERP system, Boston University seeks to ensure maximum transparency across the university’s core business functions and to provide easy, intuitive, and secure access to information for its nearly 8,500 employees.
▪	Cargojet, Canada’s premier cargo airline, decided to integrate financials and reduce costs with SAP Business All-in-One solutions. Cargojet has enjoyed significant growth, increasing its freighter fleet and expanding its network by providing value-added services to its customers. As Cargojet continues to develop its business model, it has selected SAP software to better address its business and IT needs for the future.
▪	U.S. construction firm Barton Malow wanted to improve its competitive position and add a high degree of visibility across operations, so it replaced its decades-old legacy system with SAP Business All-in-One and BI solutions from the SAP BusinessObjects portfolio.
▪	Maple Leaf Foods is a household name in the Canadian food industry and has significant and growing bakery operations in the United Kingdom and the United States. To support the establishment of an efficient and fully integrated system landscape and a shared services organization, Maple Leaf Foods licensed SAP Business Suite software and industry-specific applications.
▪	Consumers Energy, a leading electric utility located in Michigan, United States, became the first utility to purchase the SAP AMI Integration for Utilities software from SAP. The new smart metering software will help Consumers Energy improve efficiency and provide customers with timely information to help them better manage their energy usage.
▪	Westinghouse Electric Company, based in the United States, provides fuel, services, technology, equipment and new plant designs for the global commercial nuclear energy industry. In anticipation of growth in the new plant segment of its business, driven in large part by Westing-house’s AP1000 nuclear reactor, Westinghouse chose several solutions from the SAP portfolio to support its growth strategy.
▪	Al Batha Group, an SAP customer in the United Arab Emirates since 1999, launched E-City, the first super-specialty electronics store in the Middle East in 2009. The store offers world-class customer service and sells a wide range of high-end electronic items. E-City is using the SAP Point-of-Sale application, which offers unprecedented flexibility to address retail-specific needs such as pricing, discounts, promotions, tender types, layaways, and returns.
▪	Takko, one of the largest fashion discount shops in Germany, will plan and structure its purchasing with the SAP Merchandise and Assortment Planning application. Part of the SAP for Retail industry portfolio, the application helps create transparency and increase planning reliability.
Review of SAP Group Operations     093

▪	UK law firm Shoosmiths has chosen SAP and SAP’s global partner Tata Consulting Services (TCS) to replace its practice management system with new software. TCS will implement its own legal management solution and SAP ERP on SAP NetWeaver for Shoosmiths. This will give the firm a platform that provides both specific law practice management capabilities and SAP for Professional Services industry solutions.
▪	Bundesagentur für Arbeit, Germany’s federal employment agency, selected SAP to manage its human resources and financial management systems. After a thorough review process, the agency decided to replace its legacy applications with SAP’s flagship ERP application. By adopting SAP solutions, it expects to improve transparency and to create a future-ready infrastructure.
▪	The State Oil Company of Azerbaijan Republic (SOCAR) is the largest Azerbaijani company, with 120 organizations and 65,000 employees. With the goal of becoming a world leader in oil and gas production, SOCAR chose SAP Business Suite software to reduce operational costs, utilize resources better, and improve the accuracy of corporate planning.
▪	Laboratorios Farmasa is a leading producer and distributor of phytopharmaceuticals in Mexico. With growing demand for its products, Farmasa needed business software that could enable enhanced operational control and product traceability. By deploying an SAP Business All-in-One partner solution from Crystalis Consulting Mexico, Farmasa quickly improved business process efficiency and operational visibility.
▪	Embelleze, one of the largest cosmetics companies in Brazil, invested in SAP software to guarantee an environment capable of supporting its growth in coming years. The project includes the implementation of SAP Business All-in-One, SAP CRM, and SAP BusinessObjects XI.
▪	Alimentos Wilson is a traditional Brazilian manufacturer in the food and beverage segment. The company has initiated a new process of expansion in its business. It was searching for a solution able to support its growth in an efficient way, so it implemented an SAP Business All-in-One solution.
▪	Surbana, a township planner and developer in Singapore, decided it was time to invest in an SAP ERP system to support future growth. Surbana will also benefit from the deep industry knowledge and global best practices embedded in the SAP solutions.
▪	Bharat Sanchar Nigam, India’s top telecommunications company, selected SAP ERP for countrywide implementation. Bharat Sanchar Nigam will migrate its finance, commissioning, and operations functions to a single ERP system to provide better decision pathways throughout the organization.
▪	CKE Restaurants of Carpinteria, California, in the United States, has selected the SAP BusinessObjects Planning and Consolidation application to produce its monthly forecasts and annual budget. CKE operates several restaurant chains — including Carl’s Jr, Green Burrito, Hardee’s, and Red Burrito — and has more than 3,000 locations in 42 states and 14 countries. With a single user interface, SAP BusinessObjects Planning and Consolidation provides the data CKE needs to complete its budgets, forecasts, and consolidated financial reports.
094     SAP Annual Report 2009

Employees
It is our employees who enable SAP to help enterprises of all sizes in all industries increase efficiency, improve business processes with SAP solutions and services, and become best-run businesses. Our employees and our entire ecosystem constitute a global community pursuing a common goal: using SAP solutions innovatively to support our customers’ business processes. We will continue to strive for a workforce that is diverse, integrates local and global skills, supports collaboration and cooperation across the company, and continually foster employee engagement.
We are committed to our open corporate culture and five core values:
▪	Integrity: We are honest and fair. We take responsibility for all our actions, and we treat our customers and colleagues with sincerity and respect.
▪	Excellence: We never settle. We constantly challenge ourselves to deliver the best possible results in everything we do. We are thoughtful and precise in our actions to achieve ever-higher standards.
▪	Partnership: We collaborate. We build relationships based on trust, confidence, and respect. We value team-work and work together with colleagues, customers, and partners to create best-run businesses around the world.
▪	Innovation: We are intellectually curious. We look forward, we never accept the status quo, and we constantly seek solutions that will work today and in the future.
▪	Openness: We are clear and approachable. We strive to bring simplicity to complex problems. We are receptive of new ideas and constantly seek new opportunities.
Diversity Empowers Success and Innovation
On December 31, 2009, SAP employed more than 47,500 people from more than 120 countries. For SAP, a diverse workforce is not only a reality, but also a fundamental driver of our business results. We are proud of the unique contribution each individual makes at SAP and recognize that our diverse human capital is the essence of our success. We are committed to our open corporate culture and embrace diversity as a force for innovation.
Through numerous policies, we seek to be open to the different conditions that apply wherever SAP is present in the world, and to leverage the power of our diverse employee base for the benefit of the company. Examples of our policies and initiatives include numerous work/life balance options, such as flextime at many of our locations, part-time, sabbatical, and early retirement working models, home offices, support for working parents (parent-and-child offices, for example), performance-based compensation programs, and targeted recruitment and training strategies, as well as comprehensive health plans.
At SAP, we promote an environment where respect, trust, and openness reign, motivating our employees to share their knowledge and experience with others and helping SAP foster innovative ways of working. All employees are encouraged to share their diverse competencies, engage their full potential, and generate innovation. Not only do SAP and its employees benefit from diversity in our Company, but so also do our partners and customers.
Equal Opportunities
Our approach to recruitment also supports diversity among our employees. We strive at all times to identify the most diverse pool of qualified candidates for any open position. Each region devotes appropriate resources to ensure that open positions are advertised in a manner designed to reach the most diverse population possible. The SAP global recruiting policy is a compilation of all existing human resources policies that regulate the areas of internal and external recruitment.
Global Diversity
Our global diversity policy seeks to provide a framework that positively supports business processes and procedures by considering, integrating, and leveraging diversity globally. Our policy is to do better than merely complying with legal requirements. For example, one of the business imperatives addresses the efficient and effective cooperation of every team member within our global organization based on a common understanding of the Company’s values and objectives as well as a respectful way of thinking and acting toward each individual.
Review of SAP Group Operations     095

In 2006, SAP established a global diversity office with a charter to continue expanding diversity efforts and make them sustainable throughout the organization. Programs include GlobeSmart, an online intercultural tool designed to help employees work more effectively with colleagues, partners, customers, and vendors around the world, as well as support for diversity-related employee networks, global diversity events, and special workshops for employees.
Code of Business Conduct
Our Code of Business Conduct, binding for all SAP employees, sets the standard for how employees interact with customers, partners, competitors, and vendors. The code reflects our continuing commitment to maintain our reputation as a serious, professional business partner. It is part of SAP’s business policy to carry out all Company activities in accordance with the letter and spirit of applicable legal requirements and maintain high standards of business ethics. We see our code not just as a collection of legal requirements to be fulfilled; it contains the principles that inform how we do business and it reflects our moral and ethical obligation.
Employee Engagement
As a socially responsible organization, SAP is engaged in initiatives that are based on our Company values. “Clear Purpose” is the global SAP employee engagement program. Activities focus on education, bridging the digital divide, and environmental stewardship. Employee engagement activities are meant to improve the communities where we live and work. All of our corporate social responsibility efforts should be a source of pride for our employees and provide opportunities for individual involvement. SAP employees participate in a great variety of volunteer events throughout the course of the year. For more information and examples, see the Sustainability section.
Developing and Retaining Talent
As a global corporation, SAP recruits its employees from all over the world. In an era of mobility and globalization, we attract an increasingly international workforce according to the varying demands of local and regional labor markets and the qualifications of available applicants. This strategically important step allows us to target activities according to the strengths and expertise of our people in various locations, while also keeping us close to our customers and local ecosystems for co-innovation.
Recruiting highly qualified personnel from around the world allows us to cultivate a broad base of culturally diverse talent from which we can develop our future leadership teams. We actively encourage all our talented people, including careful attention to those in the early stages of their careers, offering them performance-driven development to prepare them for their future positions. In 2009, we introduced the Value University program, an approach to leveraging learning to attract, retain, and develop our sales talent and to deliver value to our customers and shareholders. Value University delivers foundational knowledge and essential tools through role-based educational sessions for sales and sales support professionals — to drive success for SAP customers and our employee’s career. In 2009, over 6,000 employees took over 150,000 Value University training sessions.
SAP invests in learning and development for its employees. Our enterprise portal contains a Career Success Center for employees and a Manager’s Success Center for people managers. Both are effective tools for career planning and provide guidance, tools, and support information to help our people succeed in their roles. In 2009, SAP provided an average of around nine days of training per employee. The Skills On-Demand library provides employees with access to approximately 13,000 e-learning courses, books, simulations, and other learning materials that can help employees expand their skill sets and drive their career development. HR processes for talent management support our innovation and performance strategy. Also, all employees actively work to achieve our business goals. Customer response from around the world, employee surveys, awards in multiple markets by the Great Place to Work Institute, among others, and recognition from magazines such as Fortune and German publications such as manager magazin and Capital validate this strategy.
096     SAP Annual Report 2009

Employees Share in SAP’s Success
Only highly motivated employees deliver the top-quality work that our customers demand. To retain them, we must offer competitive employment conditions. We therefore provide benefits to our employees that reflect our business success. In addition to competitive salaries, we offer our employees many additional benefits. We awarded stock appreciation rights (STARs) to about 30,000 employees in 2009 in recognition of their performance with the cash-out tied to the outperformance of the SAP share price over the TechPGI index. The TechPGI is composed of peer companies of SAP in the technology sector worldwide. In addition, more than 3,000 executives and selected top performers were awarded SOPs under the SAP SOP Performance Plan 2009. The STARs awarded under this program are also tied to the SAP share price outperforming the TechPGI index. By offering stock purchase programs in 35 countries so that employees can buy subsidized shares, we also encourage them to adopt an entrepreneurial approach to their work.
Global Recognition
SAP is regularly recognized as a preferred employer in markets around the world. These are examples of recent awards and recognition we gained in 2009:
▪	SAP AG has been named one of the best companies to work for in Germany, ranking second in the category for large enterprises with more than 5,000 employees in the 2009 list compiled by the Great Place to Work Institute in Germany. The institute also presented special awards to SAP for diversity and development of older employees.
▪	SAP India was named “Top Software Company” at the 2009 Dataquest Annual Awards, the first enterprise software company to win this Indian award.
▪	For the third year in a row, SAP Japan has been chosen as one of the top 25 Japanese firms in the Great Place to Work in Japan survey.
▪	SAP was ranked among the best workplaces in Finland by the Great Place to Work Institute in Finland (eighth out of 20 short-listed companies in the category for companies with 50 to 500 employees).
▪	SAP México achieved 10th place in Mexico in the prestigious CNN Las Super Empresas (Best Enterprises) ranking.
▪	SAP Hungary was named as a “Best Workplace for Women” by the Association for Women’s Career Development in Hungary, in the category for Hungarian companies with more than 250 employees.
Headcount
At the beginning of 2009, SAP announced that it would adapt its size to today’s market conditions and reduce its workforce from 51,544, the total on December 31, 2008, to 48,500 by the end of 2009, taking full advantage of attrition as a factor in reaching this goal. This reduction took place in all functional areas and in all regions.
Employees at Year-End
At the end of 2009, our total worldwide full-time equivalent headcount was 47,584 (2008: 51,544). About three thousand positions were eliminated under the cost-containment program announced at the beginning of the year. Approximately 1,000 employees who were not covered by this program left the Company. Of our 47,584 employees, 14,925 were based in Germany (2008: 15,582). In 2009, the average age of our employees was approximately 38 (2008: 37). The average length of service was about 5.2 years (2008: 5.1 years). About 29% of our employees were women (2008: 29%). Headcount in the field of software and software-related services decreased 1% to 6,422 (2008: 6,466). Our R&D headcount decreased 5% to 14,813 (2008: 15,547). Professional services and other services counted 12,349 employees at the end of 2009 — a decrease of 12% (2008: 14,051). Reflecting overall business activity, sales and marketing headcount declined 11% to 9,513 (2008: 10,701). General and administration headcount decreased 6% to 3,051 (2008: 3,244). Our infrastructure employees, who provide IT and facility management services, numbered 1,436, a decrease of 6% (2008: 1,535).
Review of SAP Group Operations     097

Employees by Functional Area
The largest number of SAP employees (53%) work in the EMEA region (including 31% in Germany), while 25% are employed in the Americas region and 22% in the APJ region. The year-over-year headcount decreases were 1,488 or 11% in the Americas region; 1,466 or 5% in the EMEA region; and 1,006 or 9% in our APJ region.
Organization
There were various important changes in our organization in 2009 and early in 2010:
▪	Henning Kagermann, co-CEO, left SAP in May 2009 after 27 years with the Company and 18 years on the Executive Board. On June 1, 2009, Léo Apotheker became the sole CEO of SAP.
▪	Claus Heinrich, a member of our Executive Board, left SAP in May 2009 at his own request after 21 years with the Company and 13 years on the Executive Board.
▪	In February 2010, we announced that the Supervisory Board had reached a mutual agreement with CEO Léo Apotheker not to extend his contract as a member of the Executive Board. Léo Apotheker resigned as CEO and from the Executive Board with immediate effect.
▪	In February 2010, Bill McDermott (head of our global field organization) and Jim Hagemann Snabe (head of business solutions and technology) were appointed as co-CEOs.
▪	In February 2010, Vishal Sikka, our chief technology officer, was appointed to the Executive Board.
▪	In February 2010, SAP announced that Gerhard Oswald, Executive Board member responsible for our global service and support, had also been appointed chief operating officer, replacing Erwin Gunst, who stepped down for health reasons.
▪	In February 2010, the Supervisory Board accepted the resignation of John Schwarz, the member of the Executive Board responsible for SAP BusinessObjects, our ecosystem, and corporate development, with immediate effect.
098     SAP Annual Report 2009

Financial Measures Cited in this Review
Reporting Standards
Since 2007, we have been required by German and European law to prepare Consolidated Financial Statements in accordance with IFRS. In addition to our reporting under IFRS we continued to prepare Consolidated Financial Statements under U.S. GAAP.
Beginning with our audited Consolidated Financial Statements as of and for the year ended December 31, 2009, we fully migrated to IFRS and discontinued preparing U.S. GAAP financial information as of the end of 2009. Therefore, our press release announcing our preliminary fourth quarter and full year 2009 financial results was the last document in which we provided U.S. GAAP financial information. Our 2009 Annual Report as well as our Annual Report on Form 20-F for fiscal year 2009 and for the subsequent years will only present IFRS financial statements. As such, our business outlook for 2010 announced on January 27, 2010, is for the first time on the basis of non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we modified our internal management reporting, planning and forecasting, and variable compensation plans, which are now aligned with the IFRS and non-IFRS numbers that we provide in our external communications.
Managing for Value
In 2009 and in 2008, we expressed our internal management reporting and operational objectives and targets in terms of financial measures derived from U.S. GAAP numbers, adjusted by eliminating currency and certain extraordinary effects including those related to acquisitions. We refer to these measures as constant currency non-GAAP measures. This non-GAAP information differs from our numbers reported according to U.S. GAAP. Starting in 2010, we base our internal management reporting and operational objectives and targets on constant currency non-IFRS measures as more fully described below.
We use various value-based performance measures to help promote our primary goal of sustained growth in corporate value and our ancillary goal of profitable revenue growth.
In 2009 and in 2008, for purposes of our internal management reporting, we eliminated a deferred support revenue write-down resulting from an acquisition, as well as recurring acquisition-related charges from certain key U.S. GAAP-derived measures we mainly used to manage our operational business, which are non-GAAP software and software-related service revenue, non-GAAP operating income and non-GAAP operating margin. In 2008, we focused on non-GAAP growth of software and software-related service revenue and non-GAAP operating margin, whereas in 2009 we had a stronger focus on non-GAAP operating income and non-GAAP operating margin and added the cash conversion rate as our group targeted measure. The cash conversion rate is the ratio of the net cash provided by operating activities from continuing operations to the income from continuing operations, based on U.S. GAAP. Starting in 2010, we will manage our operational business based on constant currency non-IFRS measures rather than the constant currency non-GAAP measures we used in 2009 and in 2008.
To compare rates of growth in underlying business volumes, we use measures both before and after we exclude currency effects from the numbers being compared by translating them at the exchange rates from the immediately preceding year, i.e. we translate the relevant 2009 numbers at 2008 exchange rates before comparing them to the relevant 2008 numbers. We refer to measures from which currency effects have been eliminated as constant currency measures. The following are some of the key measures we use before and after we exclude currency effects:
▪	Our software and software-related service revenue includes software and support revenue plus subscription and other software-related service revenue. The principal source of software revenue is the fees customers pay for software licenses. Software revenue is the key revenue driver because it tends to affect our other revenue streams. Generally, customers that buy software licenses also enter into maintenance contracts, and after the software sale these generate recurring software-related service revenue in the form of support revenue. Maintenance contracts cover support services, regular software maintenance, and software updates and enhancements. We also generate software-related service revenue when we provide software on subscription or obligatory hosting terms. Software revenue also tends to stimulate service revenue from consulting and training sales.
Review of SAP Group Operations     099

▪	In 2009 and 2008, we used non-GAAP operating margin and constant currency non-GAAP operating margin to measure our overall operational process efficiency and the performance of our core business (software licenses, support, and other software-related service revenue). Non-GAAP operating margin is the ratio of our non-GAAP operating income, which includes support revenue from an acquired company that would have been reported had it been an independent company and excludes acquisitionrelated charges, to total non-GAAP revenue, expressed as a percentage. See below for a discussion of the IFRS and non-IFRS measures we use beginning in 2010.
The cash conversion rate is defined as the ratio of our net cash flows from operating activities from continuing operations to income from continuing operations (U.S. GAAP). The cash conversion rate measures the proportion of our income from continuing operations that is converted to cash flow.
We also use performance measures — mainly financial income, net and the effective Group tax rate - to manage non-operating items.
▪	Financial income, net provides insight especially into the return on liquid assets and capital investments and the cost of borrowed funds. To manage our financial income, net, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. We also monitor average outstanding borrowings and the associated finance costs.
▪	Another aspect is management of working capital by controlling the days’ sales outstanding for receivables, DSO (defined as average number of days from the raised invoice to cash receipt from the customer) and the days’ payables outstanding for liabilities, DPO (defined as average number of days from the received invoice to cash payment to the vendor).
▪	In 2009 and in 2008 we defined our effective Group tax rate as the ratio of income taxes to income from continuing operations before income taxes (in accordance with U.S. GAAP), expressed as a percentage. Starting in 2010, we will calculate the effective Group tax rate on an IFRS basis.
Earnings per share (EPS) is a measure of the overall performance of the Group, because it captures all operating and non-operating elements of profit. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business but also by the weighted average number of shares outstanding. We believe that stock repurchases and dividend distributions are a good means to return value to shareholders in accordance with the authorizations granted by them.
Our holistic view of the performance measures described above together with our associated analyses make up the information base we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to the decision makers.
The Company’s long-term strategic plans are the point of reference for our other planning and controlling processes, including creating a multi-year plan. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. The next step is to evaluate multi-year plans for areas of development and for customer-facing and support functions, and to break them down by sales region. We allocate resources to achieve targets we derive from detailed annual plans. We also have processes in place to forecast on a quarterly basis, internal revenue and income, to quantify whether we have realized our goals and to identify any deviations from plan. We closely monitor the concerned units in the Group to analyze these developments and define any appropriate actions.
100     SAP Annual Report 2009

The entire network of planning, control, and reporting processes is implemented in integrated planning and information systems across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.
Measures Used in this Report
We provided our 2009 outlook on the basis of certain non-GAAP measures as described above. Therefore, this report contains a comparison of our actual performance in 2009 against that outlook. Our outlook for 2010 is expressed in non-IFRS terms which are explained in the following section.
This introductory section provides:
▪	A reconciliation of the non-GAAP measures we used in 2009 and in 2008 to the related non-IFRS measures, and a reconciliation of those non-IFRS measures to the related IFRS measures.
▪	An explanation of the non-GAAP and non-IFRS measures we disclose in this report. We believe it is critical to provide these reconciliations and the explanatory information for both the relevant non-GAAP and non-IFRS measures to ensure transparency and clarity in our financial reporting particularly as we started providing our outlook based on non-IFRS measures instead of the non-GAAP measures beginning in 2010.
Reconciliations from IFRS to Non-IFRS to Non-GAAP Numbers for 2009 and 2008
The following tables reconcile from our IFRS numbers to the respective and most comparable non-IFRS numbers, and then reconcile from those non-IFRS numbers to the respective and most comparable non-GAAP numbers, in each case for 2009 and 2008. Due to rounding, numbers presented in these tables may not add up precisely to the totals we provide.
Review of SAP Group Operations     101

Reconciliation from IFRS to Non-IFRS to Non-GAAP

	2009
						Non-IFRS
						Constant
						Currency vs.
					Non-IFRS	Non-GAAP	Non-GAAP
				Currency	Constant	Constant	Constant
€ millions, unless otherwise stated	IFRS	Adjustment	Non-IFRS	Effect	Currency	Currency	Currency
Revenue
Software revenue	2,607	0	2,607	17	2,624	0	2,624
Support revenue	5,285	11	5,296	- 19	5,277	0	5,277
Subscription and oher software-related service revenue	306	0	306	- 7	299	0	299
Software and software-related service revenue	8,198	11	8,209	- 8	8,201	0	8,201
Consulting revenue	2,074	0	2,074	- 11	2,063	0	2,063
Training revenue	273	0	273	1	274	0	274
Other service revenue	85	0	85	0	85	0	85
Professional services and other service revenue	2,432	0	2,432	- 11	2,421	0	2,421
Other revenue	42	0	42	0	42	0	42
Total revenue	10,672	11	10,683	- 19	10,664	0	10,664

Total operating expenses
Cost of software and software-related services	- 1,714	240	- 1,474
Cost of professional services and other services	- 1,851	4	- 1,847
Research and development	- 1,591	4	- 1,587
Sales and marketing	- 2,199	73	- 2,126
General and administration	- 564	4	- 560
Restructuring	- 198	4	- 194
Other income/expense, net	33	0	33
Total operating expenses	- 8,084	327	- 7,756	36	- 7,720	- 11	- 7,731

Operating profit and margin
Operating profit	2,588	339	2,927	17	2,944	-11	2,933
Operating margin in %	24.3		27.4		27.6		27.5
102      SAP Annual Report 2009

Reconciliation from IFRS to Non-IFRS to Non-GAAP

	2008
				Non-IFRS vs.
€ millions, unless otherwise stated	IFRS	Adjustment	Non-IFRS	Non-GAAP	Non-GAAP
Revenue
Software revenue	3,606	0	3,606	0	3,606
Support revenue	4,602	157	4,759	0	4,759
Subscription and other
software-related service revenue	258	0	258	0	258
Software and software- related service revenue	8,466	157	8,623	0	8,623
Consulting revenue	2,498	0	2,498	0	2,498
Training revenue	434	0	434	0	434
Other service revenue	107	0	107	0	107
Professional services and other service revenue	3,039	0	3,039	0	3,039
Other revenue	70	0	70	- 1	69
Total revenue	11,575	157	11,732	- 1	11,731

Total operating expenses
Cost of software and software-related services	- 1,743	290	- 1,453	0	- 1,453
Cost of professional services and other services	- 2,285	- 6	- 2,291	- 5	- 2,296
Research and development	- 1,627	12	- 1,615	1	- 1,614
Sales and marketing	- 2,546	90	- 2,456	2	- 2,454
General and administration	- 624	1	- 623	1	- 622
Restructuring	- 60	57	- 3	3	0
Other income/expense, net	11	0	11	0	11
Total operating expenses	- 8,874	443	- 8,431	3	- 8,428

Operating profit and margin
Operating profit	2,701	600	3,301	2	3,303
Operating margin in %	23.3		28.2		28.2
This report discloses certain financial measures, such as non-GAAP revenue, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-IFRS revenue, non-IFRS expenses, non-IFRS operating profit, non-IFRS operating margin, constant currency revenue, and constant currency operating income measures that are not prepared in accordance with U.S. GAAP or IFRS and are therefore considered non-GAAP and non-IFRS financial measures. Our non-GAAP and non-IFRS financial measures may not correspond to non-GAAP and non-IFRS financial measures that other companies report. The non-GAAP and non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, operating margin, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS.
Review of SAP Group Operations      103

Explanations of Non-GAAP Measures
We believe that the supplemental historical and prospective non-GAAP financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions – in addition to financial data prepared in accordance with U.S. GAAP or IFRS – to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we used these non-GAAP measures as defined below consistently in our planning and forecasting, reporting, compensation and external communication until the end of 2009. Specifically:
▪	Our management primarily used these non-GAAP measures rather than U.S. GAAP measures as the basis for making financial, strategic and operating decisions.

▪	The variable remuneration components of our board members and employees that are compensated with regard to our Group-targeted measures were based in 2009 on SAP’s achievement of its targets for non-GAAP operating income, non-GAAP operating margin at constant currencies and cash flow conversion ratio.

▪	The annual budgeting process involving all management units, which includes costs such as share-based compensation and restructuring, was based on non-GAAP revenue and non-GAAP operating income numbers rather than U.S. GAAP numbers.

▪	All monthly forecast and performance reviews with all senior managers globally were based on these non-GAAP measures, which are derived from U.S. GAAP measures rather than U.S. GAAP numbers.

▪	Both company-internal target setting and guidance provided to the capital markets were based on non-GAAP revenue and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
▪	The non-GAAP measures provide investors with insight into management’s decision-making since management used these non-GAAP measures to run our business and make financial, strategic and operating decisions.

▪	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.
Our non-GAAP financial measures reflect adjustments based on the items below:
Non-GAAP Revenue
Revenues in this report identified as non-GAAP revenue have been adjusted from the respective U.S. GAAP and IFRS numbers by including the full amount of support revenue that would have been recorded by the acquired entity had it remained a stand-alone entity but which we are not permitted to record as revenue under U.S. GAAP and IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisition.
Under U.S. GAAP and IFRS, we record at fair value the support contracts in effect at the time an entity was acquired. Consequently, our U.S. GAAP and IFRS support revenue, our U.S. GAAP and IFRS software and software-related service revenue, and our U.S. GAAP and IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this revenue impact (if significant) provides additional insight into the comparability across periods of our ongoing performance.
Non-GAAP Operating Expense
Operating expense figures in this report that are identified as non-GAAP operating expense have been adjusted by excluding the following acquisition-related charges:
▪	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property

▪	Expense from purchased in-process research and development

▪	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

▪	Acquisition-related third-party costs (since our early adoption of SFAS 141R and the revision of IFRS 3) as of January 1, 2009, which are required to be expensed. The previous version of SFAS 141 and IFRS 3 required capitalization.
104      SAP Annual Report 2009

Non-GAAP Operating Income and Non-GAAP Operating Margin
Operating income and operating margin in this report identified as non-GAAP operating income and non-GAAP operating margin have been adjusted from the respective operating income and operating margin as recorded under U.S. GAAP and IFRS by adjusting for the above-mentioned non-GAAP revenue and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income and non-GAAP operating margin when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company, we include these revenues and exclude these expenses when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period to period.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analyzed in conjunction with the corresponding U.S. GAAP or IFRS measures, the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
-	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

-	The acquisition-related charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

-	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers is a recurring expense that will impact our financial performance in future years.

-	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenue and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding IFRS or U.S. GAAP measures, as well as the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP or non-IFRS measures and the relevant U.S. GAAP or IFRS measures. We caution the readers of this report to follow a similar approach by considering our non-GAAP or non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP or IFRS.
Review of SAP Group Operations      105

Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP or IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in non-GAAP revenue and non-GAAP operating income by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-GAAP revenue and non-GAAP operating income on the one hand and changes in revenue, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, data on changes in revenue, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS.
Explanations of Non-IFRS Measures
Upon discontinuing our U.S. GAAP accounting and the full transition to IFRS, we have replaced our non-GAAP measures with non-IFRS measures beginning in 2010.
We have adjusted both our non-GAAP measures and our non-IFRS measures from the respective U.S. GAAP and IFRS numbers by:
▪	Including the full amount of support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that we are not permitted to recognize as revenue under U.S. GAAP and IFRS as a result of fair value accounting for support contracts in effect at the time of the respective acquisition.

▪	Excluding acquisition-related charges.
However, the adjustment amounts for acquisition-related charges differ between our non-GAAP measures and our non-IFRS measures, due to differences between U.S. GAAP and IFRS. Specifically:
▪	For acquisitions taking place up to the end of 2008, U.S. GAAP required that certain acquisition-related restructuring expenses be accounted for as liabilities assumed in a business combination; however, these expenses are required to be charged to expense under IFRS. Consequently, these acquisition-related restructuring expenses are eliminated only in our non-IFRS numbers.

▪	For acquisitions taking place up to the end of 2008, purchased in-process research and development was charged to expense immediately under U.S. GAAP, while being capitalized and amortized over the expected life under IFRS. Consequently, the immediate charge to expense is eliminated in our non-GAAP measures while only the amortization is eliminated in our non-IFRS measures.
106      SAP Annual Report 2009

Starting on January 1, 2009, we aligned our accounting for acquisitions through the adoption of new accounting standards under both U.S. GAAP and IFRS. Therefore, we do not expect material differences for upcoming acquisitions with respect to acquisition-related restructuring expenses and purchased in-process research and development.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results of the discontinued operations that qualify as such in all respects except that they do not represent a major line of business. We will refer to these activities as “discontinued activities.” Under U.S. GAAP, we present the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional adjustment to our IFRS numbers for the results of our discontinued TomorrowNow activities is useful to investors for the following reasons:
▪	Despite the migration from U.S. GAAP to IFRS, we will continue to internally view the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP will use internally beginning in 2010 with our migration to IFRS.

▪	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.
Free Cash Flow (IFRS)
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This assists management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash flows from operating activities minus additions to non-current assets, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP or IFRS.
Free Cash Flow

€ millions	2009	2008	Change
Net cash flows from operating activities	3,015	2,158	40%
Additions to non-current assets excluding additions from acquisitions	- 225	- 339	- 34%
Free cash flow	2,790	1,819	53%
Review of SAP Group Operations      107

Economic Conditions
Global Economic Trends
For the global economy, 2009 was a year of crisis: The International Monetary Fund (IMF) calls it the deepest worldwide recession in recent history, while Credit Suisse, a major Swiss bank, refers to it as the new Great Depression. The United Nations also reports that the downturn was steep and simultaneous throughout the world.
Beginning in late 2008, many governments introduced stimulus measures of unprecedented dimensions, which helped bring some respite in 2009 – from mid-year in the emerging economies, and during the final quarter in the advanced economies. Since then, international trade and global industrial output have begun to recuperate.
While recovery began earlier than originally expected, global economic output still declined in 2009, although only by a small single-digit percentage. There was considerable variation among the regions.
Within the Europe, Middle East, and Africa (EMEA) region, the upturn toward the end of 2009 was uneven. The European Central Bank (ECB) reported that while there was only slight improvement in the economies of Central and Eastern Europe, exports from the euro area started to pick up after mid-year – especially from Germany. At the beginning of 2009, its exports were still in decline. Government stimulus packages and the growth of trade were among the factors that encouraged economic recovery in the euro area.
An upturn also started in the Americas region in the second half of the year. The major impetus in the United States was governmental support for the economy, which prompted unexpectedly high levels of consumer spending. Above all, the government measures stimulated the markets for automobiles and homes. The third quarter saw a return to economic growth, and exports grew in response to increased demand from the emerging economies. Nonetheless, Credit Suisse calculates that at the end of 2009, overall economic activity in the United States was still well below the levels achieved in the years before the crisis. The ECB notes that rapidly rising imports and decreasing investment in commercial property weighed down the U.S. economy.
The overall economy of Latin America contracted in 2009 by a percentage in the lower single digits. However, the ECB believes there is sufficient evidence to support the view that most countries were in recovery by the end of the year. In November, Brazil even posted moderate single-digit growth in industrial production as compared with 2008.
The gap between emerging and advanced economies was especially wide in the Asia-Pacific region in 2009. The emerging economies implemented massive stimulus packages, which brought them continued growth through the year, albeit at a reduced pace. This was the first sign of an upturn that was to spread across the world. The Organisation for Economic Co-operation and Development (OECD) notes that in the emerging Asian economies there was already discussion by late 2009 about how and when government stimulus measures should be wound down.
On the other hand, Credit Suisse reports that the Japanese economy fared worse in 2009 than had initially been expected. Finding themselves in intense international competition to reduce costs, companies were reluctant to invest while they still had unutilized capacity. But the ECB believes that in recent months the mood has improved even in Japan, and that the economy has started to recover.
The IT Market
The IT market was impacted by the global economic crisis in 2009. IT spending declined noticeably, as, wherever they could, businesses and retail customers postponed purchases and selected less expensive products or configurations. U.S. IT market analyst International Data Corporation (IDC) reports that the market reached bottom in the third quarter of 2009.
The hardware sector was affected more seriously than the software business. In the IT services segment, the effect was first felt a few months later, and recovery also occurred later than in the hardware and software sectors. According to IDC, sales in the software market grew only very little in 2009. They were flat in IT services, and declined sharply in the hardware segment. UBS, a major Swiss bank, reports that sales to consumers held up better than sales to companies.
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However, analysts say the final quarter of 2009 marked the beginning of the economic recovery. For instance, investment bank Goldman Sachs reports that IT spending grew more quickly than expected. It believes the economic year was reverting to the normal cycle, in which companies spend what is left of their budget at the end of the year. In 2009, that was a relatively large amount because of cost-saving efforts in the first nine months.
In the EMEA region, the crisis affected the European countries most seriously. Until the third quarter, the IT sector in Europe contracted continuously as the hostile economic climate discouraged capital spending by companies. IDC reports that in Western Europe the market for software expanded only minimally over the full year, while the IT services market contracted a little. At the same time, spending on hardware decreased in the range of double-digit percentage points. Germany was particularly affected: Although in 2008 market analysts had still been predicting double-digit percentage growth there in 2009, actual growth was in the lower single digits from the beginning of the year. The downward trend continued, and from the third quarter it especially affected the IT services segment.
IDC reports that the contraction was dramatic in Central and Eastern Europe. There, the software and IT services segments suffered declines well into double-digit percentages, and the hardware market was the most seriously affected. By contrast, its analysts described the Middle East and Africa as oases of stability early in 2009. However, when oil prices decreased and international investors withdrew their funds in the second quarter, the crisis came to these regions as well. It was relatively harmless, though: Software spending declined slightly, services budgets grew slightly, and there was only a single-digit percentage decrease in hardware sales.
The IT market in the Americas region was also uneven in 2009. While the numbers from North America were comparable with those from other advanced economies, in Latin America there was double-digit percentage growth in the software segment, substantial growth in the services market, and only a little lost ground in the hardware sector. This was because while many companies planned fewer new IT projects, they did protect their established IT budgets. IDC reported signs that the market in the Americas region was stabilizing from the third quarter. In UBS’s analysis, low prices and government economic stimulus packages led to greater demand for software than had been expected. The impact of the recession on hardware and services spending was more sustained.
In the United States, the government’s wide-ranging measures to support the economy began to take effect from the third quarter, forestalling further contraction in the IT sector, according to IDC. Its market analysts report modest single-digit percentage growth in the software and services segments over the full year. Only the results from the hardware sector drove the IT market into negative territory, IDC reasons. Goldman Sachs presents a different analysis: It believes the software market suffered a double-digit percentage contraction at the bottom of the crisis in the second and third quarters. Goldman Sachs concludes that full-year spending on software declined more steeply in the United States than in the world as a whole, although sales in the fourth quarter were better than it had expected.
Nor did the APJ region escape the economic crisis in 2009. IDC says the difference there between advanced and emerging economies was very marked. In the emerging economies, IT budget growth merely slowed in response to the global economic downturn – and government economic stimulus packages were already bearing fruit as early as the third quarter. This was most noticeable in China, where low prices and government stimulation soon restored demand, according to UBS. The advanced economies that rely more on exports, notably Japan, recorded substantial decline. They also had the longest to wait for the upturn. IDC believes full-year sales decreased in every segment of the IT sector.
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Income, Finances, and Assets
Performance Against Outlook for 2009 (Non-GAAP)
We expressed our 2009 operating income-related internal management goals and published outlook in non-GAAP terms. For this reason, in the following section we discuss performance against our outlook exclusively and expressly in terms of non-GAAP numbers derived from U.S. GAAP measures. All subsequent discussions in the Operating Results (IFRS) section are in terms of IFRS measures. As a result, the numbers in that section are not explicitly identified as IFRS measures.
Outlook for 2009 (Non-GAAP)
At the beginning of 2009, we projected that our 2009 non-GAAP operating margin, which excluded a nonrecurring deferred support revenue write-down from the acquisition of an acquired entity and acquisition-related charges, to be in the range of 24.5% to 25.5% at constant currencies. That included nonrecurring restructuring costs of between € 200 million and € 300 million, which we expected to incur as we reduced our workforce and which we expected would negatively impact our non-GAAP operating margin by approximately two to three percentage points.
Due to our results for the first half of 2009, we updated our outlook in July 2009 by increasing our expected non-GAAP operating margin to a range of 25.5% to 27.0% at constant currencies. Our July 2009 outlook included nonrecurring restructuring costs of € 200 million, which we expected to incur as we reduced our workforce and which we expected would negatively impact our non-GAAP operating margin by approximately two percentage points. At the beginning of 2009, our non-GAAP operating margin outlook was based on the assumption that our 2009 non-GAAP software and software-related service revenue, which excludes a deferred support revenue write-down from an acquisition, would decline not more than 1% at constant currencies (2008: € 8,623 million). In July 2009, we updated our assumption to the effect that our 2009 non-GAAP software and software-related service revenue would decline in a range of 4% to 6% at constant currencies.
In October 2009, we confirmed our outlook regarding the 2009 non-GAAP operating margin but decreased the underlying revenue assumption. We continued to expect our full-year 2009 non-GAAP operating margin to be in the range of 25.5% to 27.0% at constant currencies. The 2009 non-GAAP operating margin outlook was now based on the assumption that our 2009 non-GAAP software and software-related service revenue would decline in a range of 6% to 8% at constant currencies.
We announced in January 2009 and confirmed in April, July, and October, that in order to enable our Company to adapt its size to today’s market conditions and the broader impact of the global recession, we were implementing a global reduction of our workforce to 48,500 by year-end 2009, taking full advantage of attrition as a factor in reaching this goal. In January 2009, we also announced that we expected the reduction of our workforce to trigger onetime restructuring expenses of between € 200 million and € 300 million for 2009. In July, we clarified this one-time restructuring expense expectation by announcing total restructuring expenses for 2009 to be approximately € 200 million.
At the beginning of 2009, we projected an effective tax rate of between 29.5% and 30.5% (based on U.S. GAAP income from continuing operations) for 2009 (2008: 30.0%). In October 2009, we updated our outlook for the 2009 effective tax rate to between 27.0% and 28.0%.
2009 Actual Performance Compared to Outlook (Non-GAAP)
Our 2009 non-GAAP operating margin on a constant currency basis was 27.5%, surpassing the outlook we provided at the beginning of 2009 (24.5% to 25.5%), updated in July (25.5% to 27.0%), and confirmed in October 2009. It was 0.7 percentage points narrower than the previous year’s non-GAAP operating margin of 28.2%. This contraction was due primarily to the slowdown in revenue brought about by the global financial crisis. In addition, restructuring expenses of € 196 million resulting from the workforce reduction announced in early 2009 negatively impacted our non-GAAP operating margin by 1.8 percentage points. This operating margin result exceeded the outlook we confirmed in October 2009 for non-GAAP operating margin at constant currency, due to the fact that we surpassed our assumption for non-GAAP software and software-related service revenue on a constant currency basis with a 5% year-over-year decline. In addition, we realized this margin by continuing our comprehensive cost savings implemented in late 2008, which included a significant reduction of spending on external service providers, business travel, and other variable costs.
On a constant currency basis over the full year, our non-GAAP software and software-related service revenue declined 5% to € 8,201 million (2008: € 8,623 million), missing the assumptions provided in January (decline of
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1%), meeting the updated assumption provided in July (decline in a range of 4% to 6%) and surpassing the assumption provided in October 2009 (decline in a range of 6% to 8%). This result was achieved due to a better-than-expected result in software revenue in the fourth quarter of 2009.
We achieved an effective tax rate of 28.1% (based on U.S. GAAP income from continuing operations), which was lower than the effective tax rate projected in January of 2009 (29.5% to 30.5%) and slightly higher than our updated projection of October 2009 (27.0% to 28.0%).
Operating Results (IFRS)
This Operating Results section discusses results exclusively in terms of IFRS measures, so the IFRS numbers are not explicitly identified as such.
Revenues
Total Revenue
Software Revenue
Software and Software-Related Service Revenue
Total Revenue
Total revenue decreased from € 11,575 million in 2008 to € 10,672 million in 2009, representing a decrease of € 903 million or 8%. This entire decrease was caused by changes in volumes and prices. The decline mainly relates to a decrease in software revenue of € 999 million or 28% as compared to 2008. This decrease was offset in part by increased support and subscription revenue, which resulted in software and software-related service revenue of € 8,198 million in 2009. Software and software-related service revenue represented 77% of our total revenue in 2009 compared to 73% in 2008. Professional services and other service revenue contributed € 2,432 million to our total revenue in 2009. This represents a decrease of 20% compared to 2008. Professional services and other service revenue accounted for 23% of our total revenue in 2009 compared to 26% in 2008. The other revenue component of total revenue was immaterial for both 2008 and 2009.
For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.
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Software and Software-Related Service Revenue
Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. Subscription and other software-related service revenue represents fees earned from subscriptions, software rentals, and other types of software-related service contracts.
In 2009, software and software-related service revenue decreased from € 8,466 million in 2008 to € 8,198 million, representing a decrease of € 268 million or 3%. This entire decrease was caused by changes in volumes and prices.
Software revenue decreased from € 3,606 million in 2008 to € 2,607 million in 2009, representing a decrease of € 999 million or 28%. The software revenue decline consists of a 27% decrease from changes in volumes and prices and a 1% decrease from currency effects.
In 2009, we continued to focus on our established product portfolio: SAP Business Suite, our platform-related products based on SAP NetWeaver, and the solutions aimed at business users primarily available in the SAP Business Objects portfolio. We continued to integrate our SAP BusinessObjects solutions with products from SAP Business Suite and SAP NetWeaver to provide added value to our customers.
SAP Business Suite revenue contributed most to the overall decrease of software revenue with a 38% decrease, but a recovery started in the second half of 2009. Positive contribution to software revenue development came from customer development projects, which rose 35% compared to 2008.
Throughout 2009 our customer base remained relatively stable. Based on the number of deals closed, 37% of our software revenue in 2009 was attributable to contracts with new customers (2008: 32%). The total number of new software deals settled decreased by 10% to 42,639 (2008: 47,572). The value of software order entry declined 28% year over year. Based on the order entry value, the new customer share increased from 13% in 2008 to 17% in 2009.
Our stable customer base and the continued sale of software to existing and new customers throughout 2009 resulted in an increase in support revenue from € 4,602 million in 2008 to € 5,285 million in 2009, representing an increase of € 683 million or 15%. The support revenue growth reflects a 14% increase from changes in volumes and prices and a 1% increase from currency effects.
Subscription and other software-related service revenue increased € 48 million or 19% to € 306 million compared to € 258 million in 2008. The increase in revenue reflects a 16% increase from volumes and prices and a 3% increase from currency effects. The increase was primarily related to new general license agreements and flexible license agreements representing a foundation for future subscription and other software-related service revenue growth.
Professional Services and Other Service Revenue
Professional services and other service revenue consists primarily of consulting and training revenue. Consulting revenue is primarily derived from the implementation of our software products. Training revenue results mainly from providing educational services on the use of our software products and related topics to customers and partners.
Professional services and other service revenue decreased from € 3,039 million in 2008 to € 2,432 million in 2009, representing a decrease of € 607 million or 20% entirely reflected by changes in volumes and prices. The decrease in professional services and other service revenue is mainly due to economic conditions, which caused our customers to decrease their spending on software, postpone implementation projects, and reduce training activities.
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Consulting revenue decreased from € 2,498 million in 2008 to € 2,074 million in 2009, representing a decrease of 17% which is entirely due to changes in volumes and prices. Our 2009 consulting revenue declined primarily due to the economic conditions, which led to decreased customer spending on software investments, and continued strict cost control policies. In 2009, consulting contributed to 85% of our revenue result in professional services and other service revenue compared to 82% in 2008. Consulting revenue as a percentage of total revenue decreased to 19% in 2009 compared to 22% in 2008.
Training revenue decreased from € 434 million in 2008 to € 273 million in 2009, representing a decrease of 37% entirely due to changes in volumes and prices. The decline in training revenue resulted primarily from economic conditions, which led customers to implement tight cost controls on software projects and related user enabling. This led to a significant decrease of attendee rates in our training offerings.
Other service revenue mainly consists of revenue generated by the SAP Managed Services organization, which operates, manages and maintains SAP solutions. Other service revenue decreased from € 107 million in 2008 to € 85 million in 2009, representing a decrease of 21%. All of this decrease was caused by changes in volumes and prices.
Revenue by Region and Industry
Revenue by Region1

1)	based on customer location
Revenue by Industry
Revenue by Region
We operate our business in three principal geographic regions: the Europe, Middle East, and Africa (EMEA) region; the Americas region, which comprises North and Latin America; and the Asia Pacific Japan (APJ) region, which comprises Japan, Australia, and other parts of Asia. We allocate revenue amounts to each region based on where the customer is located. For additional information with respect to operations by geographic region, see the Notes to the Consolidated Financial Statements section, Note 29.
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The EMEA Region
In 2009, 53% (2008: 54%) of our total revenue was derived from the EMEA region. Our total revenue from the EMEA region was € 5,643 million, which represents a decline of 9% compared to 2008 (2008: € 6,206). This decrease reflects a 7% decrease from changes in volumes and prices and a 2% decrease from currency effects. Total revenue in Germany decreased 7% to € 2,029 million in 2009 (2008: € 2,193 million). Germany contributed 36% to our total revenue from the EMEA region, which is a slight increase of 0.6 percentage points compared to 2008. Most of the rest of our EMEA revenue in 2009 originated from the United Kingdom, France, Switzerland, the Netherlands, Italy, and Spain.
The Americas Region
Of our 2009 total revenue, 34% (2008: 34%) was recognized in the Americas region. Total revenue in the region decreased 7% to € 3,620 million in 2009. Total revenue from the United States declined 7% in 2009, which represents a decrease of 10% from changes in volumes and prices and a 3% increase from currency effects. The United States contributed 74% (2008: 74%) of our total revenue from the Americas region. The rest of the Americas region saw a 7% decrease in total revenue to € 925 million, which represents a decrease of 3% from changes in volumes and prices and a 4% decrease from currency effects. This revenue was principally generated in Canada, Brazil, and Mexico.
The APJ Region
In 2009, the APJ region contributed 13% (2008: 13%) to our total revenue, with most of this revenue being derived from Japan. In the APJ region, total revenue declined by 5% to € 1,409 million in 2009. Revenue from Japan decreased 8% to € 476 million, which represents 34% (2008: 35%) of our total revenue from the APJ region. The revenue decline in Japan reflects a 19% decrease due to changes in volumes and prices and an 11% increase from currency effects. The rest of the APJ region saw a decrease in total revenue of 4%, which was all caused by changes in volumes and prices. Revenue from the APJ region was principally generated in Australia, China, and India.
Revenue by Industry
We have identified six industry sectors on which to focus our development efforts in the key industries of our existing and potential customers. We provide best business practices and specific integrated business solutions to those industries. We allocate our customers to an industry at the outset of an initial arrangement. All subsequent revenues from a particular customer are recorded under that industry sector.
In comparison with total revenue change in 2009, we outperformed in the financial services industry sector with revenue of € 909 million, which represents a growth rate of 17%, and in public services, where our total revenue amounted to € 1,136 million, representing an increase of 7% compared to 2008. In financial services, we performed particularly well due to our increased industry focus in banking and insurance.
In our mature industry sectors, notably in the process and discrete manufacturing industries, the market was difficult as a result of the financial crisis. Customers reduced their spending, especially on new software and professional services. Compared to 2008, our total revenue from the process manufacturing industries declined 15%, and from the discrete manufacturing industries it declined 13%.
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Operating Profit and Margin
Operating Expenses Breakdown
Operating Profit
Operating Margin
Cost-Containment Measures in 2009
We announced in January that to enable our Company to adapt its size to market conditions and the broader impact of the global recession, we were implementing a global reduction of our workforce to 48,500 by year-end 2009, taking full advantage of attrition as a factor in reaching this goal. We confirmed the announcement in July and October. We expected in January that the reduction of our work-force would trigger one-time restructuring expenses of between € 200 million and € 300 million for 2009. In July, we clarified this expectation, announcing total restructuring expenses for 2009 of approximately € 200 million. In 2009, we actually incurred a restructuring charge of € 198 million,which was recorded in total operating expenses. To counter these additional costs and to react to the global financial crisis, throughout 2009 we continued the cost-containment measures we initially implemented in the fourth quarter of 2008.
Total Operating Expenses
Our total operating expenses for 2009 decreased to € 8,084 million compared to € 8,874 million in 2008 representing a decrease of € 790 million or 9%. The main driver for this decrease was the cost-containment measures implemented in the fourth quarter of 2008 and continued through 2009. These cost savings realized through the cost-containment measures were partially offset by the restructuring charges mentioned above and an increase in variable compensation, especially in Germany, in comparison to 2008.
Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of various customer support costs, cost of developing custom solutions that address customers’ unique business requirements and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.
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The cost of software and software-related services decreased 2% from € 1,743 million in 2008 to € 1,714 million in 2009. As a percentage of software and software- related service revenue, cost of software and software- related services remained stable at 21% in 2009.
Throughout 2009 the support organization continued its efforts to improve the efficiency of our processes by continuing the focus of moving into low-cost locations (Bulgaria, China, and India). Approximately 23% of our global support resources were based in the low-cost locations at the end of 2009, which is an increase of 1.5 percentage points compared to 2008.
Cost of Professional Services and Other Services

Cost of professional services and other services consist primarily of consulting and training personnel expenses as well as expenses for third-party consulting and training resources. This item also includes sales and marketing expenses related to our professional services and other services resulting from sales and marketing efforts that cannot be clearly distinguished from providing the services.
Cost of professional services and other services declined 19% from € 2,285 million in 2008 to € 1,851 million in 2009 as a result of strict cost controls. As a percentage of professional services and other services revenue, cost of professional services increased slightly from 75% in 2008 to 76% in 2009. Despite the strict cost controls on our professional services and other services, our decreased revenue in 2009 resulted in a contraction of our professional services and other services margin.
Research and Development
Our R&D expenses consist primarily of personnel expenses for our R&D employees, costs incurred for independent contractors retained by us to assist in our R&D activities, and amortization of computer hardware and software in our R&D activities.
R&D expenses in 2009 decreased by 2% to € 1,591 million compared to € 1,627 million in 2008. The decrease in R&D expense was mainly the result of a decline in third-party non-customer-related costs. As a percentage of total revenue, R&D expenses increased from 14% in 2008 to 15% in 2009. This increase was primarily due to a reduction in total revenue of 8%. This decline in revenue was partially offset by a R&D headcount reduction of 5%. Despite the reduction in R&D headcount, personnel expenses for the R&D employees increased due to an increase in variable compensation resulting from overachievement of our company targets in 2009.
Sales and Marketing
Sales and marketing costs consist mainly of personnel expenses and direct sales costs to support our sale and marketing lines of business in selling and marketing our products and services.
Sales and marketing expenses decreased 14% from € 2,546 million in 2008 to € 2,199 million in 2009. The decrease in sales and marketing expenses was mainly the result of lower personnel expenses due to headcount reduction and tight cost controls in all areas. As a percentage of total revenue, sales and marketing expenses decreased from 22% in 2008 to 21% in 2009.
General and Administration
Our general and administration (G&A) expenses consist mainly of personnel expenses to support our finance and administration functions.
G&A expenses decreased from € 624 million in 2008 to € 564 million in 2009. This represents a decrease of 10%. This decrease was driven by lower personnel expenses due to the reduction in headcount and cost savings in the area of non-customer-related third-party and travel expenses. As a percentage of total revenue, G&A expenses remained relatively stable compared to the 2008 at 5%.
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Operating Profit
Our 2009 operating profit decreased by 4% to € 2,588 million (2008: € 2,701 million). We were able to achieve this result despite the slowdown in revenue (8%) brought about by the global financial crisis and the additional one-time impact from the restructuring charges (€ 198 million) incurred in 2009 due to the savings realized from the cost-containment measures, which partially offset the negative impacts on our margin.
Operating Margin
Our operating margin, which is the ratio of operating profit to total revenue expressed as a percentage, was 24.3%, one percentage point higher than in the previous year (2008: 23.3%). The € 198 million in restructuring charges resulting from the reduction of positions announced in January 2009 negatively impacted our operating margin by 1.9 percentage points.
Segment Discussions
Currently we have three reportable operating segments: Product, Consulting, and Training. Total revenue and profit figures for each of our operating segments differ from the respective revenue and profit figures classified in our Consolidated Statements of Income because of several differences between our internal management reporting and our external IFRS reporting. For further details of our segment reporting and a reconciliation from our internal management reporting to our external IFRS reporting, see the Notes to the Consolidated Financial Statements section, Note 29.
Product Segment Profitability
Consulting Segment Profitability
Training Segment Profitability
Product Segment
The Product segment is primarily engaged in marketing and licensing our software products and providing support for them. Support includes technical support for our products, assistance in resolving problems, providing user documentation, unspecified software upgrades, updates, and enhancements. The Product segment also performs certain custom development projects. The Product segment includes the sales, marketing, and service and support lines of business.
Product segment revenue decreased 6% from € 8,366 million in 2008 to € 7,846 million in 2009. All of the decrease resulted from changes in volumes and prices. The reason for the decrease is that the decline in revenue from software solution licensing was greater than the increase in our support revenue. Software revenue as part of the total Product segment revenue decreased 29% from € 3,356 million in 2008 to € 2,373 million in 2009. The change in software revenue in the Product segment results entirely from changes in volumes and prices. Support revenue increased
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10% from € 4,596 million in 2008 to € 5,076 million in 2009. This growth results entirely from changes in volumes and prices. Subscription and other software-related service revenue increased 18% from € 257 million in 2008 to € 304 million in 2009.
Product segment expenses decreased 15% from € 3,655 million in 2008 to € 3,120 million in 2009. Expenses from the sales line of business account for roughly 55% of the entire Product segment expenses, while expenses from the marketing line of business account for roughly 20% and expenses from the service and support line of business account for roughly 25% of overall Product segment expenses. The decrease in Product segment expenses was the result of our cost-containment measures.
Product segment contribution increased from € 4,711 million in 2008 to € 4,726 million in 2009, or 60% of total segment revenue compared to 56% of total segment revenue in 2008.
Consulting Segment
The Consulting segment is primarily engaged in the implementation of our software products.
Consulting segment revenue decreased 12% from € 2,824 million in 2008 to € 2,499 million in 2009. This decrease was all caused by changes in volumes and prices. Geographically the EMEA region, North America, and the APJ region have all contributed to the segment revenue decline. In Latin America revenue also declined, but at a lower rate. We reacted to a decrease in demand for our consulting services by decreasing our Consulting segment resources by 11%. Our headcount reduction was highest in North America and the APJ region at 17% and 16%, respectively. We were able to mitigate this revenue decrease with cost savings realized from the reduction in third-party non-customer-related costs.
Consulting segment expenses decreased 15% from € 2,040 million in 2008 to € 1,724 million in 2009. This expense decrease is primarily the result of the reduction of our workforce, decreased purchase of third party services, and other savings realized from our cost-containment measures.
Consulting segment contribution decreased 1% from € 784 million in 2008 to € 775 million in 2009. Consulting segment profitability increased three percentage points to 31%.
Training Segment
The Training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training and end-user training, as well as e-learning.
Training segment revenue was € 332 million in 2009, which represents a decrease of 37% from € 525 million in 2008. This revenue decrease was due entirely to changes in volumes and prices. Our training revenue shortfall was especially high in the Americas region with a 47% decrease. Revenue decreased 31% in both the EMEA and APJ regions. The primary drivers for this revenue decline were in the area of traditional classroom training (40%) and in education consulting (53%).
Our Training segment expenses decreased 28%, from € 300 million in 2008 to € 217 million in 2009, mainly due to the decline in demand for our training services and to our cost-containment measures.
The Training segment contribution decreased 49% from € 225 million in 2008 to € 115 million in 2009. Training segment profitability decreased eight percentage points to 35%.
Financial Income, Net
Financial income, net, decreased to – € 80 million (2008: – € 50 million). Our finance income in 2009 was € 32 million (2008: € 72 million) and our finance costs were € 101 million (2008: € 123 million). Our finance income substantially comprised income from cash and cash equivalents and from other financial assets. Our 2009 finance costs arose principally in connection with the financing for our acquisition of Business Objects and with our issuance of private placement transactions (“schuldschein”) in 2009.
The decrease in finance costs in 2009 was mainly due to the repayment of our outstanding credit facility in connection with the Business Objects acquisition. Finance costs associated with our schuldschein transactions offset part of that effect. The decrease in finance income in 2009 resulted mainly from significant interest-rate reductions, which were only partly offset by an increase in average liquidity since 2008.
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Income Tax
Our effective tax rate decreased to 28.1% in 2009 from 29.6% in the previous year. The decrease in our effective tax rate and in our income tax expense in 2009 mainly resulted from nonrecurring acquisition-related items. For more information, see the Notes to the Consolidated Financial Statements section, Note 11.
Profit after Tax and Earnings per Share
Profit after tax decreased by 5.3% to € 1,750 million (2008: € 1,848 million). The primary reason for this change was the decline in our revenue, which was not completely compensated by a decrease in operating expenses and income tax expense.
Profit after Tax (IFRS) / Net Income (U.S. GAAP)
Our earnings per share was € 1.47, which was a decrease in comparison to the previous year (2008: € 1.55). This decrease resulted from the decline in profit after tax in comparison to the previous year, the number of shares outstanding having changed only slightly, to 1,188 million in 2009 from 1,190 million in 2008.
Earnings per Share
Dividend
Dividend per Share
We plan to continue our dividend policy of recent years and believe our shareholders should benefit appropriately from the profit the Company made in 2009. The Executive Board and Supervisory Board will recommend to the Annual General Meeting of Shareholders that a dividend of € 0.50 per share be paid (2008 dividend: € 0.50). The dividend payout ratio (which here means total distributed dividend as a percentage of profit) would be 34%, which represents a slight increase compared to the previous year (2008 dividend payout ratio: 32%).
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If the shareholders approve this recommendation and treasury stock remains at the 2009 closing level, the provisional total amount distributed in dividends would be € 594 million. The actual amount distributed might differ from the provisional total because of changes before the Annual General Meeting of Shareholders in the number of repurchased shares held in treasury. Transactions related to share-based compensation could also change the amount of common stock. We distributed € 594 million in dividends from our 2008 earnings. Aside from the distributed dividend, in 2008 we also returned € 487 million to the shareholders by repurchasing SAP shares for treasury. In 2009 we did not repurchase further SAP shares for treasury due to the uncertain economic conditions.
Finances (IFRS)
Cash Flow and Liquidity
Net Cash Flows from Operating Activities Grows 40%

Net cash flows from operating activities increased 40% to € 3,015 million (2008: € 2,158 million), primarily as a result of effective working capital management. On the other hand, the average collection period, measured in days’ sales outstanding (DSO) on a rolling 12-month basis, rose in 2009 to 79 (2008: 71) as the difficult economic environment in 2009 led to an extension of payment terms and more late payments.
We used net cash of € 299 million in investing activities, significantly less than in the previous year (2008: € 3,766 million). The amount was high in the previous year mainly because of our payment of the purchase price for Business Objects.
There was a net cash outflow from financing activities of € 2,166 million in 2009, whereas in the previous year financing activities provided € 1,281 million net cash inflow. The financing of the acquisition of Business Objects gave rise to an increase in financial liabilities in 2008, and also represented the primary source of € 2,288 million net cash inflow in 2008. In 2009, we repaid all amounts still outstanding under the credit facility with which we financed our acquisition of Business Objects, and we issued private placementtransactions (“schuldschein”) totaling € 697 million. The dividend distributed in 2009 was € 594 million, unchanged from the previous year (2008: € 594 million). We did not buy back any shares for treasury in 2009 (2008: € 487 million).
Group Liquidity Grows 37%
Cash and cash equivalents increased 47% to € 1,884 million at the end of the fiscal year (2008: € 1,280 million).
Group Liquidity Development
Group liquidity stood at € 2,284 million on December 31, 2009 (December 31, 2008: € 1,662 million). Group liquidity comprised cash and cash equivalents totaling € 1,884 mil-lion (December 31, 2008: € 1.280 million) and short-term investments totaling € 400 million (December 31, 2008: € 382 million). The increase compared to December 31, 2008, was mainly due to positive net cash flows from operating activities. Net liquidity, defined as Group liquidity less bank loans, was € 1,581 million (2008: – € 659 million).
We have various sources of loan capital:
▪	To finance the acquisition of Business Objects, we entered into an agreement for a credit facility that was originally for € 5 billion and was repayable by December 31, 2009. In total, we borrowed approximately € 3 billion against the credit facility. In October 2009, we repaid all amounts outstanding under this facility.

▪	We issued “schuldschein“ transactions totaling € 697 million in 2009.

▪	We arranged in September 2009 to have a € 1 billion syndicated credit facility, which was due to end in November 2009, extended for three years. The refinancing offer was oversubscribed, so we took the opportunity to enhance our future financial flexibility by increasing the size of the
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facility to € 1.5 billion. This syndicated facility is available for general corporate purposes in addition to the bilateral facilities that we have in place. We had not drawn on the original facility and currently have no plans to draw on the new facility.

▪	At the end of 2009, the other, bilateral lines of credit available to SAP AG totaled approximately € 545 million (2008: € 597 million). We did not draw on these facilities during 2009 or 2008. Several subsidiaries in the SAP Group had cash credit facilities in their local currency, for which SAP AG acted as guarantor. These totaled € 51 million (2008: € 52 million). Our subsidiaries’ bank loans totaled € 6 million (2008: € 21 million) at the end of 2009.
We do not currently have a credit rating with any external rating agency. Our debt-to-equity ratio (total liabilities as a portion of total equity) is low, at 58% (2008: 94%), and we do not believe any change in credit conditions that might be obtained with a rating (such as a narrower credit spread on financing transactions) would have a substantial effect on our financial situation. Our total liabilities of € 4,883 million comprised 70% current liabilities (2008: 87%) and 30% non-current liabilities (2008: 13%).
At the end of 2009, our current liabilities were classified as (among others) 46% other nonfinancial liabilities (2008: 25%), 18% deferred income (2008: 11%), 19% trade and other payables (2008: 10%), and 4% financial liabilities (2008: 44%).
Of the non-current liabilities, approximately 50% were classified as financial liabilities (2008: 4%). The increase resulted from the “schuldschein” transactions during the year.
Financial Management
Centralization
We use global centralized financial management to control liquid assets, interest, and currencies.
The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most SAP companies have their liquidity managed by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets and marketable securities provide a strategic reserve, helping to keep SAP flexible, sound, and independent. The € 1.5 billion syndicated credit facility and other, bilateral lines of credit are available for additional liquidity if required.
In October 2009, we repaid the credit facility with which we had financed the acquisition of Business Objects. Our finance costs decreased to € 101 million in 2009 (2008: € 123 million) as a result of the lower average amount outstanding on this facility.
Our central interest management policy is guided by liquidity and risk considerations, and our investment strategy is conservative. We assign a rating-based counterparty limit to each of our business partners. It is the maximum total of our investments and other relevant business with that counterparty. The minimum rating of our counterparties is A –. Aside from ratings, we regularly monitor credit default swap spreads and the price of our business partners’ stock to identify negative effects as early as possible. We spread our investments very widely, and they are generally short-term to enable us to redistribute them quickly. To further reduce our counterparty risk, we invest a significant portion of our liquidity in assets that are backed by government bonds.
Most of the liquidity reserve is available at short notice. Our net interest income is thus affected by both long-term and short-term interest rate fluctuations on the financial markets.
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Financial Instruments Minimize Risks
Every month, the SAP sales companies in each country pay to SAP AG, the parent company and licensor, a license fee related to their software, support, and subscription revenue. To compensate for the currency fluctuations to which these payments, being mostly in local currency, are subject, our global currency management office determines our currency exposures based on balance-sheet items and cash flows expected in different currencies. If necessary, we hedge them with the appropriate derivatives that generally run for up to 15 months. Without exception, all of our currency futures transactions relate to actual underlying business that we are conducting.
The loan we took in connection with the acquisition of Business Objects was subject to a variable interest rate. To hedge the risk to our income and cash flow from exposure to interest-rate fluctuation, we entered into several interest-rate swap contracts. We have also used interest-rate swap contracts to hedge the variable-interest financial liabilities arising out of the “schuldschein” transactions we issued in April and May 2009.
Along with fixed salary, employee compensation may include components that vary with stock performance. Our STAR Performance Plan (a stock appreciation right plan) and the SOP Performance Plan (a virtual stock option plan) are such components, passing on to our employees the absolute or relative appreciation of value we achieve over a defined term. We use derivative instruments from independent banks to manage some of the associated share-price risk. Each of these contracts is subject to our internal directives concerning the creditworthiness of each bank concerned. For details about the use of hedging contracts, see the Notes to the Consolidated Financial Statements section.
The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document, which applies globally to all companies in the SAP Group. We do not speculate in derivatives.
Low Debt Ratio
We reduced our debt ratio (total liabilities as a portion of total assets) in 2009 from 48% to 37%. That we are strongly equity-financed is evident from the fact that bank loans and overdrafts represented only 5% of total assets (2008: 17%) at the end of 2009. Cost of equity decreased slightly in 2009. This is mainly due to a decrease in our beta coefficient, which measures the variation of SAP stock against the comparator index. The decrease was not completely offset by a slight increase in the risk-free interest rate compared to the prior year. The market risk premium was unchanged.
The average rate of annual interest on December 31, 2009, for our fixed-interest bank loans and overdrafts was 4.32% on total bank loans and overdrafts of € 703 million (2008: 4.30% on total bank loans and overdrafts of € 2,321 million). The chief element in our bank loans and overdrafts at the end of 2009 was the ”schuldschein” transactions we issued in April and May 2009, whereas at the end of 2008 it was the loan we had taken in connection with the acquisition of Business Objects.
Assets (IFRS)
Analysis of Consolidated Statements of Financial Position
Investments
Our total assets and total liabilities and equity declined 4% in 2009 to € 13,374 million from € 13,900 million in the previous year. This decline was mainly due to a decrease in current assets as explained below. The sharp decrease in
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investments, aside from the steep rise in 2008 from the acquisition of Business Objects, was primarily the result of the tightening of our budgets in response to the economic crisis.
Breakdown of Consolidated Statements of Financial Position
Total current assets declined 6% to € 5,255 million (2008: € 5,571 million). A 47% increase in cash and cash equivalents to € 1,884 million (2008: € 1,280 million) that arose out of a strong increase in cash flows from operating activities was more than offset by the decline in revenue in 2009, which resulted in a decrease in trade and other receivables of 20% to € 2,546 million (2008: € 3,178 million).
Our rolling 12-month average collection period, which is measured in days’ sales outstanding (DSO), increased eight days to 79 (2008: 71). The rise was the result of the tight economic situation in 2009, which led to an extension of payment terms and delayed payments.
Total non-current assets decreased slightly to € 8,119 million in 2009 (2008: € 8,329 million). The € 210 million decrease was mainly a result of depreciation and amortization.
Total current liabilities declined from € 5,824 million in 2008 to € 3,416 million, mainly because in 2009 we completely repaid a € 2,303 million credit facility that we had arranged in connection with the acquisition of Business Objects. On the other hand, non-current liabilities rose to € 1,467 million (2008: € 905 million). The chief reason was the ”schuldschein” transactions totaling € 697 million that we issued in 2009.
Profit after tax added € 1,308 million to equity in 2009. This had a positive effect on our equity ratio (that is, the ratio of total equity to equity and liabilities), which rose to 63% (2008: 52%). Another contributor to the rise in the equity ratio was the 27% decrease in total liabilities to € 4,883 million (2008: € 6,729 million), which was chiefly the result of repayment of the credit facility, partly offset by the issuance of the schuldschein transactions noted above.
Equity Ratio
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Competitive Intangibles
Market Value of Equity Remains Significantly Higher Than Book Value
The assets that are the basis for our current as well as future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was € 40.5 billion at the end of the year (2008: € 30.9 billion), with the equity on the Consolidated Statements of Financial Position, which was € 8.5 billion (2008: € 7.2 billion). The difference is mainly due to certain intangible assets that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the Consolidated Statements of Financial Position. They include customer capital (our customer base and customer relations), employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up – in particular, the SAP brand itself – and our organization. Although we decreased our spending on marketing activities as part of the cost-reduction measures we implemented in 2008 and continued in 2009, the SAP brand suffered little loss in value. In 2009, the SAP brand ranked 27th on the Interbrand and BusinessWeek scoreboard of 100 Top Global Brands, compared to 31st in the previous year. Our brand’s ranking is now at an all-time high. Against other German brands, the SAP brand ranked third behind Mercedes-Benz and BMW, and globally against other IT brands ours ranked 10th. In 2009, Interbrand determined a value of US$12.1 billion (2008: US$12.2 billion) for the SAP brand.
Customer, Human, and Organizational Capital Grows
In spite of a challenging environment, our customer capital continued to grow – although this is not reflected in our 2009 revenues due to smaller order sizes. We gained approximately 13,000 new customers in various market segments and strengthened our existing customer relationships. With the help of an independent service provider, TNS Infratest, we regularly measure the satisfaction and loyalty of our customers. Having increased in each of the four previous years, overall customer satisfaction declined slightly in 2009. For more information about our new customers, see the Customers section.
Employee-related and R&D activities increased the value of our employee base and our own software. For more information, see the Employees and Research and Development sections. We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships.
End-of-Year Situation
SAP was in good health at the end of 2009. Despite the unfavorable economic climate and the effects of the financial crisis, we can point to our broad, innovative range of solutions, highly qualified and highly motivated work-force, strong market position, efficient processes, sound profitability, and liquidity.
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Corporate Governance
Corporate Governance Statement
The German Commercial Code, section 289a, which entered into force on May 29, 2009, requires listed stock corporations to publish a corporate governance statement either as part of their review of operations or on their Web site. The Executive Board filed SAP’s corporate governance statement on March 10, 2010, and published it on the SAP Web site at http://www.sap.com/about/governance/statement/index.epx.
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Information Concerning Takeovers Required by the German Commercial Code, Section 315 (4), with Explanatory Material
As a group parent company using an organized market in the meaning of the German Securities Acquisition and Takeover Act, section 2 (7), for voting shares that we have issued, we are required by the German Commercial Code, section 315 (4) (1 to 9), to provide the following details in our Review of Group Operations. We also include explanatory material along with the compulsory disclosures:
▪	SAP AG’s capital stock on December 31, 2009, was € 1,226,039,608, issued as 1,226,039,608 common no-par bearer shares. Each share has an attributable value of € 1. One common share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the New York Stock Exchange (NYSE) in the United States. ADRs are deposit certificates of non-U.S. shares that are traded on U.S. stock exchanges instead of the underlying shares. One SAP ADR corresponds to one SAP share.

▪	The SAP shares are not subject to transfer restrictions. We are not aware of any other restrictions affecting voting rights or the transfer of SAP shares.

▪	SAP held 37,262,465 treasury shares on December 31, 2009. These treasury shares do not entitle us to any rights, and hence to any voting rights or dividend. The Executive Board is entitled to resell or cancel treasury stock. In accordance with the German Stock Corporation Act, section 71 (1) (8), in certain situations the Executive Board is also authorized, with the permission of the Supervisory Board, to alienate treasury shares and to exclude the preemptive rights of the shareholders.

▪	Founding shareholder and Supervisory Board chairperson Hasso Plattner had direct SAP AG holdings and indirect holdings in SAP AG through companies and trusts under his control totaling 10.374% of the capital stock on December 31, 2009. Except as reported above, we are not aware of any direct or indirect capital holdings that exceed 10% of the voting rights. Deutsche Bank Trust Company Americas holds approximately 7.35% of the SAP AG capital stock in trust to facilitate ADR trading on the NYSE.

▪	The SAP AG Articles of Incorporation do not entitle any individual SAP shareholder to appoint members to the Supervisory Board, nor do shareholders have special rights conferring supervisory powers on them in any other respect.

▪	In votes on the formal approval of their acts at the Annual General Meeting of Shareholders, employee representatives on the Supervisory Board – like all other members of the Supervisory Board – are prohibited from exercising the voting rights associated with shares. Beyond this, there are no voting right restrictions for SAP shares held by employees.

▪	Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. Under the SAP Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the SAP Supervisory Board in accordance with the German Stock Corporation Act, section 84. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Articles of Incorporation also stipulate that the Supervisory Board can appoint deputy Executive Board members, who have the same rights as the full members regarding the external representation of SAP AG. The Supervisory Board can revoke appointments to the Executive Board in accordance with the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the German Stock Corporation Act, section 85.

▪	In accordance with the German Stock Corporation Act, sections 179, 133, amendment of the Articles of Incorporation is by resolution of the Annual General Meeting of Shareholders with a majority of at least three- quarters of the common stock represented in the vote. Our Articles of Incorporation do not contain any provision that conflicts with this stipulation.

▪	Under our Articles of Incorporation, the Executive Board is authorized to increase the common stock within the limits of existing authorized capital amounts and subject to Supervisory Board consent. On December 31, 2009, there were four authorized capital amounts totaling € 480 million. For more details on the individual authorized capital amounts, see the Notes to the Consolidated Financial Statements section, Note 21.

The Annual General Meeting of Shareholders on May 19, 2009, authorized the Executive Board to buy back for treasury on or before October 31, 2010, SAP AG shares representing in total not more than € 120 million of the
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capital stock. The shares repurchased under this authorization, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not exceed 10% of SAP’s capital stock. The law also provides that SAP can buy back shares in certain other cases. These include, for example, buyback to prevent imminent serious harm to SAP and buyback to offer the shares to employees. For more details, see the German Stock Corporation Act, section 71 (1) (1 to 5). The Executive Board is also authorized to issue convertible bonds and stock options with conversion or subscription rights in respect of shares of SAP with a total attributable value, in relation to the common stock, of not more than € 100 million secured by a corresponding amount of contingent capital. Executive Board powers, such as those described, to issue and buy back stock and to grant conversion and subscription rights are widely followed common practice among German companies like SAP. They give the Executive Board the flexibility it needs, in particular the options to use SAP shares as consideration in equity investments, raise funds on the financial markets at short notice on favorable terms, or return value to shareholders during the course of the year. Additionally, the shareholders have approved contingent capital amounts to satisfy conversion and subscription rights granted under share-based compensation plans. The approved but unissued contingent capital for these purposes totaled € 107,576,348 on December 31, 2009. On December 31, 2009, there were 9,505,804 conversion and subscription rights outstanding that we had granted to beneficiaries of share-based compensation plans, each of which, since the increase in common stock from corporate funds in December 2006, entitled its holder to four new shares issued from contingent capital. SAP is also entitled to satisfy these rights with treasury shares. Stock options were issued only up to 2006 with subscription rights to SAP AG shares issued from contingent capital created for that purpose. Subsequent plans in 2007 and thereafter have been virtual stock option plans, under which only stock appreciation rights are issued. We are therefore now no longer empowered to issue options on SAP shares to our Executive Board members or employees.
▪	The Articles of Incorporation do not contain any provisions that grant the Executive Board special powers in a takeover situation.

▪	We are party to material contracts that are subject to change-of-control provisions in the event of a takeover bid, as follows:
▪	To increase its financial flexibility, in September 2009 SAP AG negotiated a three-year € 1.5 billion syndicated credit facility with a group of international banks. This facility replaced a € 1 billion facility that had been available to SAP AG until that time. Neither the previous facility, which was established in 2004, nor the new facility has yet been drawn on. The credit facility agreement contains a change-of-control clause. This clause obliges SAP AG to notify the banks if it learns that in the meaning of the German Securities Acquisition and Takeover Act any person or any group of persons acting together has acquired direct or indirect control of more than 50% of the voting shares. If, on receiving the notification, banks that represent at least two-thirds of the credit volume so require, the banks have the right to cancel the credit facility and demand complete repayment of the outstanding debt. If no continuation agreement is reached, the credit facility would end and the obligation to repay would become effective at an ascertainable time.

▪	In April and May 2009, SAP AG issued several tranches of a private placement transaction (“schuldschein”). The total schuldschein is for € 697 million, with three-year and five-year tranches. The underlying agreements contain change-of-control clauses. These clauses give the lenders special termination rights if in the meaning of the German Securities Acquisition and Takeover Act any person or any group of persons acting together acquires direct or indirect control of more than 50% of the voting shares of SAP. If no continuation agreement is reached within 30 days after a change of control, the lenders would be entitled to declare the loan due and demand repayment of the outstanding debt without delay.

▪	In agreements between SAP AG and various banks for bilateral credit facilities that totaled € 545 million on December 31, 2009, we have agreed material adverse change clauses permitting the banks to terminate if events occur that are materially adverse to the economic standing of SAP AG. The possibility cannot be ruled out that a change of control would be materially
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adverse for those purposes. These clauses are customary. In the past, we have utilized these bilateral credit facilities only infrequently for a few days. We believe that in view of our current liquidity situation, termination of these credit facilities would not have a materially adverse effect, at least in the near term.

▪	We have entered into relationships with various companies to jointly develop and market new software products. These relationships are governed by development and marketing agreements with the respective companies. Some of the agreements include provisions that, in the event of a change of control over one of the parties, give the other party a right to consent to the assignment of the agreement or to terminate it.

▪	Agreements have been concluded with the members of the Executive Board concerning compensation in the event of a change of control. These agreements, which are encountered with increasing frequency in Germany and elsewhere, are described in the Compensation Report section, which is an integral part of this review of operations. We have no analogous compensation agreements with employees.
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Risk Management and Risk Factors
Internal Structure of Control and Risk Management
As a global enterprise, we are exposed to a wide variety of risks across our entire range of business operations. In the broadest sense, we define risk as the danger of not achieving our financial, operative, or strategic goals as planned. We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. This system is implemented as an integral part of our business processes across the entire SAP Group; it comprises multiple control mechanisms and constitutes an important element of the corporate decision-making processes. These mechanisms include recording, monitoring, and controlling internal enterprise processes and business risks, a number of management and controlling systems, a planning process that is uniform throughout the Group, and a comprehensive risk-reporting system. Seeking to ensure our corporate risk-management efforts are effective and to enable us to aggregate risks and report on them transparently, we have opted for an integrated approach that is uniformly implemented throughout the Group by a global governance, risk, and compliance (GRC) organization with a direct reporting line to the chief financial officer of SAP AG. The GRC organization has the following mandate:
▪	To continuously identify and assess the risks incurred within all important business operations using a uniform, methodical approach

▪	To monitor the implementation and effectiveness of the measures chosen to counteract risks

▪	To regularly report on risks to management and the Executive Board

▪	To review risks in the light of SAP’s global insurance strategy

▪	To issue and implement security policies

▪	To ensure compliance with regulations requiring the establishment and monitoring of effective internal control over financial reporting under the U.S. Sarbanes-Oxley Act, section 404
As a stock corporation domiciled in Germany that issues securities listed on a U.S. stock exchange, we are subject to both German and U.S. governance-related regulatory requirements. The Executive Board has established a monitoring system for the timely identification of developments that may endanger SAP AG as a going concern, as required by the German Stock Corporation Act, section 91 (2). In U.S. law, the requirements in the U.S. Sarbanes-Oxley Act, section 404, apply to us, and in accordance with those requirements we conduct an assessment of the effectiveness of our internal control over financial reporting.
The Executive Board has established risk-management structures and is responsible for their formulation and effectiveness. Our risk-management structures are monitored by the Audit Committee of the Supervisory Board, as is our internal structure of control. In addition, every year our auditor also determines whether or not our early identification system for risks is adequate to identify risks that may endanger SAP AG as a going concern early enough.
Our risk-management structures were developed and implemented to reflect internationally recognized frameworks such as COSO. They have five key elements:
▪	The risk-management organization

▪	A Group-wide risk-management policy approved by the Executive Board

▪	A uniform Group-wide process model involving the essential elements of risk management – risk planning, identification, analysis, control, and monitoring

▪	Software implemented throughout the Group to support the risk-management processes

▪	Group-wide cascading risk reporting
An officer from the GRC organization, typically a risk manager, is assigned to each of our important business units and local subsidiaries, seeking to ensure that risk management everywhere is conducted uniformly and in close cooperation with the GRC organization. Regional and global management supports the GRC organization’s officers in this work. In this way, the organization underpins implementation of and compliance with our risk-management policy.
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The risk-management policy issued by our Executive Board governs how we handle risk within SAP and defines a methodology that applies uniformly across all parts of the Group. It stipulates who is responsible for conducting risk-management activities and defines reporting and monitoring structures. The policy is under continuous review and is amended if necessary. Our global internal audit service conducts targeted reviews to test implementation of and compliance with our risk-management policy. The following sections describe the key content elements of the policy: our risk planning, identification, analysis, control, and monitoring.
Risk planning and risk identification are conducted in cooperation between the risk manager and the business unit or subsidiary. We use various techniques to identify risks. The GRC organization and the various business units apply the results of risk planning and identification in their risk analyses, which estimate the probability of occurrence of a risk and the quantum of potential loss or damage associated with it using the same methods across the entire Company. Depending on the estimated probability of occurrence and potential loss, we classify a risk as “high,” “medium,” or “low.” In addition, we apply other risk analysis methods such as sensitivity analyses and simulation techniques.
After risk analysis come risk control and risk monitoring. The business units are responsible for controlling their risks. The GRC organization works in close cooperation with the people responsible for controlling the risks, seeking to ensure that effective strategies are implemented to minimize risks. Risks may be reduced by taking active steps to counteract them, or in some cases risks are accepted. Continuously monitoring risks puts the GRC organization in a position to identify and direct effective risk mitigation measures. Risk-monitoring work may also identify new risks. We only use insurance for risk control where the economic benefit appears worthwhile to us.
We have developed our own risk-management software solution to create transparency across all risks that exist within our Group as well as to facilitate risk management and the associated reporting system. We record and address identified risks in our solution. Risk-management information held in the solution is consolidated and aggregated for the quarterly report. The solution also supports the risk-based approach of our internal control and risk-management structure for financial reporting (ICRMSFR).
All identified and relevant risks are reported at the local, regional, and global levels in accordance with our risk-management policy. At the regional and global levels, we have executive risk councils that regularly discuss risks and countermeasures. Risks are reported to the Executive Board according to defined criteria, and if necessary the Executive Board itself monitors them. Important risks are also reported to the chairperson of the Supervisory Board and to the chairperson of the Audit Committee. We analyze any risks that jeopardize the Group’s ability to continue as a going concern, and if necessary notify the Executive Board and Supervisory Board ad hoc.
Internal Control and Risk-Management Structure for Financial Reporting
Our internal control and risk-management structure for financial reporting (ICRMSFR) is embedded in our Group-wide risk-management structures and includes organizational structures and control and monitoring structures designed to ensure that data and information concerning our business are collected, compiled, and appraised in accordance with the law and properly reflected in the consolidated IFRS Consolidated Financial Statements and the Review of Operations.
Our ICRMSFR includes policies, procedures, and measures designed to secure compliance of our financial reports with the applicable law and standards. We analyze new statutes, standards, and other pronouncements, because failure to implement them would present a substantial risk to the compliance of our financial reporting. We codify all of the rules that are globally relevant to us in our internal policy documents, such as our Group Accounting Guideline and Global Revenue Recognition Guideline. These policies and our corporate closing date schedule together define the closing process in which all affiliates report to our corporate financial reporting office. The corporate financial
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reporting office helps our local subsidiaries comply with Group accounting policy in their financial statements and supervises their work. Our internal audit service and corporate financial reporting office conduct audits of our affiliates’ financial reports and test the effectiveness of our internal control over financial reporting. The corporate financial reporting department does all of our consolidation. We outsource some work, such as valuating projected benefit obligations. The employees who work on our financial reporting receive training in our policies and processes. Our ICRMSFR has both preventive and detective controls, including, for example, automated and nonautomated reconciliations, segregated duties with double control, authorization concepts in the SAP software system, and monitoring. In addition to the components mentioned above, the analyses that our risk-management function conducts, for example regular reviews of process documentation and effectiveness testing, contribute to the identification of risks that affect financial reporting and to the introduction of measures to mitigate those risks.
Our GRC organization and our independent global internal audit service test the effectiveness of our ICRMSFR. Based on the results, our management assesses the effectiveness on December 31 each year of the ICRMSFR and publishes the outcome of its assessment. A committee chaired by SAP AG’s chief financial officer meets regularly to set the scope for our test of ICRMSFR effectiveness, to discuss any possible weaknesses in the controls, and to determine measures to address them. At its meetings, the Audit Committee of the Supervisory Board regularly deliberates on the management’s assessments of the effectiveness of our ICRMSFR with regard to the IFRS Consolidated Financial Statements.
The assessment of the effectiveness of our internal control over financial reporting in accordance with the requirements in the U.S. Sarbanes-Oxley Act, section 404, was that our internal control over financial reporting was effective on December 31, 2008. We have also conducted the assessment of effectiveness as it was on December 31, 2009, and we did not find any indication by March 10, 2010, that our internal control over financial reporting was not effective on December 31, 2009.
However, neither the ICRMSFR nor the risk-management structures can provide absolute certainty with regard to the achievement of their purposes. Notably, the ICRMSFR offers relative – but not absolute – certainty that statements in our financial reports are not materially misleading.
Risk Factors
Key risks identified and tracked using the enterprise risk-management program are summarized below, broken down by the same risk categories as we use in our internal risk-management reporting structure.
Economic, Political, and Regulatory Risk
The widespread uncertainty in the global economy and in political conditions has negatively impacted our business, financial position, income, and cash flows, and may continue to do so in the future.
Our customers’ willingness to invest in acquiring and implementing SAP products generally varies with economic and other business conditions. In the regions in which we do business and the industries in which our customers operate, persistent economic uncertainty may continue to have negative effects, including:
▪	Generally declining IT investment

▪	Decreased customer demand for our software and services, including delayed, cancelled and smaller orders

▪	Customers’ inability to obtain credit on acceptable terms, or at all, to finance purchases of our software and services

▪	Increased incidence of default and insolvency of customers, business partners, and key suppliers

▪	Increased default risk, which may lead to significant write-downs in the future

▪	Greater pressure on the prices of our products and services

▪	Pressure on our operating margin
In 2009, the economic crisis negatively impacted our business. If current economic conditions persist or further worsen, we expect a sustained negative impact on our revenue growth, more defaults, and a consequent negative impact on our income. Moreover, continued or further economic deterioration could exacerbate the other risks we describe in this report.
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We have implemented a range of strategies to address these risks. We will continue to apply cost discipline and a conservative financial planning policy. Moreover, we are continuously adapting our organization and processes as the economic environment changes. As shown in 2009, despite a range of measures and regular monitoring of the risk situation, we cannot exclude the possibility that our business, financial position, income, or cash flows may be negatively impacted.
Our global business activities subject us to regulatory requirements and economic and other risks that could harm our business, financial position, income, or cash flows.
We currently market our products and services in over 120 countries in the Americas, APJ, and EMEA regions. Sales in these countries are subject to risks inherent in international business operations. Among others, these risks include:
▪	Regional and local economic decline or instability and resulting market uncertainty

▪	General economic or political conditions in each country or region

▪	Conflict and overlap among different tax regimes

▪	Possible tax constraints impeding business operations in certain countries

▪	The management of an organization spread over various jurisdictions

▪	Exchange rate fluctuations

▪	Longer payment cycles

▪	Regulatory constraints such as import and export restrictions, competition law regimes, legislation governing the use of the Internet, additional requirements for the development, certification, and distribution of software and services, trade restrictions, changes in tariff and freight rates and travel and communication costs

▪	Expenses associated with the customization of our products on a local level and transacting business in the local currency

▪	Differing demands from works councils and labor unions in the different countries

▪	The higher cost of doing business internationally
As we expand further into new regions and markets, these risks could intensify. One or more of these factors could negatively impact our operations globally or in one or more countries or regions. As a result, our business, financial position and reputation, income, or cash flows could be impacted.
We address these risks with various measures depending on the circumstances, including, for example, making local organizational changes, taking advice from economics consultants, law firms, tax advisors, and authorities in the countries concerned, and bringing court actions.
Social and political instability caused, for example, by terrorist attacks, war or international hostilities, pandemic disease outbreaks, or natural disasters could negatively impact our business.
Terrorist attacks and other acts of violence or war, pandemic disease outbreaks, or natural disasters could have a negative impact on the world economy. The resultant social and political instability could contribute further to the current economic decline and economic and political uncertainty in many regions in which we do business. That could negatively impact our revenue and investment decisions, and those of our customers. Our corporate headquarters, which includes our main research and development departments and certain other critical business functions, is located in the German state of Baden-Württemberg. A catastrophic event affecting the northern part of Baden-Württemberg could have a highly material impact on our operations. Catastrophic events at other SAP centers, notably Buenos Aires (Argentina), São Paulo (Brazil), Shanghai (China), Prague (Czech Republic), Bangalore (India), Dublin (Ireland), Paris, Ra’anana (Israel), Tokyo, Mexico City, London, Vancouver (Canada), or Singapore, or at our U.S. locations in New York, Palo Alto (California), or Newtown Square (Pennsylvania), could also impact our operations. A catastrophic event that results in the loss of significant percentages of personnel or the destruction or disruption of operations at our headquarters or other key locations could affect our ability to provide normal business services and to generate the expected income.
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The area in which our headquarters is situated is generally free of catastrophic natural disasters. Our data redundancies and daily information backup worldwide are designed to ensure that our key IT infrastructure and critical business systems should not suffer a material negative impact from such a natural disaster. To minimize possible losses and enable a coordinated and effective corporate response, we have already organized local crisis response teams at each of the places mentioned above and developed plans to keep critical business processes working. Our regional response team for the Americas, APJ, or EMEA sales regions, and our global response team, coordinate the work necessitated by a crisis, depending on the magnitude of the crisis. By continuing to organize more local crisis response teams, including at our smaller locations, and by developing business continuity plans for global aspects of our activity, we are implementing a worldwide business continuity management system. The successful audit of our IT organization to the internationally recognized British standard BS 25999 (Business Continuity Management) in August 2009 was an important milestone in the implementation of our business continuity management system. Although this risk could materialize, we believe that in view of these measures and the way SAP is organized, the likelihood of a long-term impact on our assets, financial position, and income is low.
Market Risks
If our established customers do not buy additional software products, renew maintenance agreements, or purchase additional professional services, our business, financial position, income, or cash flows could be negatively impacted.
Our large installed customer base traditionally generates additional new software, maintenance, consulting, and training revenue. In 2009, we continued to roll out SAP Enterprise Support, a wide-ranging set of value-adding support services that helps our customers operate their IT systems more effectively. To achieve our business goals, we depend materially on the success of our support portfolio and on our own ability to deliver high-quality services. If existing customers cancel or do not renew their maintenance contracts, or if they seek alternative offerings from other vendors or decide not to buy additional products and services, this will have a material negative impact on our business, financial position, income, or cash flows.
We continuously monitor the performance of our support organization in delivering its services as promised, and we continuously monitor the satisfaction of our customers, working closely with SAP user groups, so that we can take steps to mitigate these risks if necessary.
Our market share and income may decline due to the intense competition and consolidation in the software industry.
The software industry continues to evolve rapidly, due to consolidation and technological innovation. As a result, the market for our products and services remains intensely competitive. Over the last ten years, we have expanded from our traditional large ERP offerings to new products and services, which expose us to competitors varying in size, geographic location, and specialty. Competitors may gain market share because of acquisitions, or because the growing popularity of new development models, such as service-oriented architecture (SOA), and new delivery and licensing models, such as software as a service (SaaS), business process outsourcing (BPO), and cloud computing, enables them to also offer integrated package solutions that compete with ours. For example, IBM, Oracle, and Microsoft have acquired companies to extend their solutions
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portfolios or market share, which has increased competitive pressure on SAP. SaaS providers such as Salesforce.com, part of a growing SaaS ecosystem for applications, also compete with SAP for segment share. Current and potential competitors are establishing or may in the future establish or extend cooperative relationships among themselves or with third parties to better address their customers’ needs. This increased competition could result in increased price pressure, cost increases, and loss of market share for SAP.
However, we believe that our strategy of organic growth complemented by focused acquisitions and our adoption of the SaaS model remain valid and relevant for this environment and that we can protect our leadership in core markets.
Business Strategy Risks
Demand for our new products may not develop as planned and our midmarket strategy may not be successful.
Especially in the current economic climate, the demand for the products and services we have recently introduced, and customers’ acceptance of them, are subject to a high level of uncertainty. Gaining new midsize customers with the aim of building on our leading position in the midmarket is a key part of our strategy. In that context, introducing a new business model, expanding our partner ecosystem, and creating the infrastructure for volume business are all of great importance. Despite our efforts, demand for our products and services in the midmarket may fail to develop as planned, and this could have a material negative impact on our business, financial position, income, or cash flows. In addition, entering new market segments exposes us to the risks associated with developing and launching new products. For more information, see the Product Risks section.
We are continuing our strategy of targeted and monitored product deliveries to meet our customers’ requirements for products that offer shorter time-to-value at minimum risk and predictable cost to both SAP and the customer. Therefore, we believe it is unlikely that planned innovations or new business models will significantly impair our planned results.
If we fail to develop new relationships and enhance existing relationships with channel partners, software suppliers, system integrators, value-added resellers, and independent software vendors (ISVs) that contribute to the sale of our products and services, our business, financial position, income, or cash flows may be adversely impacted.
We have entered into cooperation agreements with channel partners and leading software and hardware vendors. Most of these agreements are of relatively short duration and are nonexclusive. The parties concerned typically maintain similar arrangements with our competitors, and some compete with us themselves. Additionally, we maintain a network of ISVs that develop their own business applications for the SAP NetWeaver technology platform. These third-party relationships carry numerous risks. For example:
▪	The relevant counterparties may not renew their agreements with us at all or on terms acceptable to us

▪	The relevant counterparties may fail to provide high-quality products and services

▪	The relevant counterparties may not devote sufficient resources to promote, sell, support, and integrate their products within our portfolio
If one or more of these risks materialize, the marketing of and demand for our products and services may be negatively impacted and we may not be able to compete successfully with other software vendors, which could harm our reputation or negatively impact our business, financial position, income, or cash flows.
We assess the likelihood of such a risk event having a significant impact on our expected business performance to be low, because, for leading system integrators and for IT infrastructure providers such as IBM and Microsoft, even where they are in competition with us, cooperation agreements are an efficient and attractive opportunity to raise their own business performance in the enterprise sector. In our view, this also holds true for our agreement with Oracle governing SAP’s resale of Oracle database licenses, since we are Oracle’s largest database reseller worldwide. Moreover, we have established a thorough certification process for all third-party solutions, designed to ensure that they are of consistently high quality. To date, we have certified more than 2,000 third-party solutions for SAP NetWeaver.
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Human Capital Risks
If we do not effectively manage our geographically dispersed workforce, our business may not operate efficiently, and this could have a negative impact on our income.
Our success is dependent on appropriate alignment of our workforce planning process and location strategy with our mid-term strategy. Changes in headcount and infrastructure needs could result in a mismatch between our costs and revenue. Additionally, it is critical that we manage our geographically dispersed employee base well. If we do not manage our headcount and our geographically dispersed employee base effectively, our business may not operate efficiently and this could have a negative impact on our financial position, income, or cash flows.
We are focusing on mitigating this risk through a range of activities including, but not limited to, succession management, employer branding, career management (offering opportunities to improve skills, competencies, and qualifications), and extended benefit programs – for example, a performance-oriented remuneration system, an employer- financed pension plan, and long-term incentive plans.
If we are unable to attract and retain management and employees with specialized knowledge and technology skills, we may not be able to manage our operations effectively or develop successful new products and services.
Our highly qualified employees and managers provide the foundation for our continued success. Competition in our industry for highly skilled and specialized personnel and leaders is intense. If we are unable to attract well qualified personnel or if our highly skilled and specialized personnel leave SAP and qualified replacements are not available, we may not be able to manage our operations effectively or develop successful new products and services. This is particularly true as we continue to introduce new and innovative technology offerings. Hiring such personnel may also expose us to claims by other companies seeking to prevent their employees from working for a competitor.
Despite these risks, we believe our leading market position will enable us to hire international top talents with the potential to contribute to SAP’s growing business success in the future. In addition, we seek to build employee and management strengths through a range of targeted education and training, mentoring and coaching programs, and special top-talent programs. We therefore currently assess the risk of a tangible adverse impact on our business operations from failure to recruit the employees we need, and from the loss of managers and employees, as low.
Organizational and Governance-Related Risks
Both in Germany and in the United States, corporate governance laws have become much more onerous.
As a stock corporation domiciled in Germany with securities listed in Germany and the United States, we are subject to German, European, and U.S. governance-related regulatory requirements. The standards have become significantly more onerous in recent years, notably with the implementation of the Sarbanes-Oxley Act and more rigorous application of the Foreign Corrupt Practices Act in the United States, and the increasing degree of regulation in Germany. The rules are highly complex, and there can be no assurance that we will not be held in breach of regulatory requirements if, for example, individual employees behave fraudulently or negligently, or if we fail to comply with certain formal documentation requirements. Any related allegations of wrongdoing against us, whether merited or not, could have a material negative impact on our reputation as well as on the trading price of our common stock and ADRs.
It is difficult to assess the risk involved exactly due to the large variety of potential noncompliance scenarios. We continually monitor new regulatory requirements and ensure employee awareness of required standards and our Code of Business Conduct. We have a global compliance office that manages all of our policy-related compliance measures. A chief global compliance officer coordinates policy implementation, training, and enforcement efforts throughout SAP. Enforcement activities are monitored and tracked to allow trending and risk management analysis and to ensure consistent policy application throughout the Group.
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SAP’s sustainability strategy may be difficult to maintain, and a failure by us to meet customer or partner expectations or generally accepted sustainability standards could have an adverse impact on our results of operations, our business, and our reputation.
For SAP, sustainability is a standard that guides our engagement in new business opportunities – holistically encompassing profitable growth, environmental value, and societal benefit. Therefore, we address sustainability risks, especially relating to climate change, corporate integrity, human resources management, the ethical behavior of suppliers, the accessibility, user-friendliness, and safety of our products, privacy and data protection in connection with the use of SAP products. If our sustainability strategy is not sufficient to meet the expectations of our customers and partners or generally accepted sustainability standards, this could harm our reputation and have an adverse impact on our business, income, financial position, or cash flows. We address the risks in these respects with suitable measures aimed at avoiding negative effects for our customers, employees, and investors, all of whom expect a reliable sustainability strategy from SAP. In our assessment, therefore, this risk is low.
Communication and Information Risks
We may not be able to prevent unauthorized disclosure of our future strategies, technologies, and products, or of information that is subject to data protection or privacy law, and such disclosure may harm our business.
We have taken a range of measures in recent years to mitigate the risk that internal confidential communications and information about sensitive subjects, such as our future strategies, technologies, and products, or information that is subject to data protection or privacy law, are improperly or prematurely disclosed to the public. However, there is no guarantee that the protective mechanisms we have established will work in every case. Our competitive position could sustain serious damage if, for example, confidential information about the future direction of our product development became public knowledge, resulting in reduced revenue in the future. Any such premature disclosure could have a negative impact on our business, assets, income, or cash flows.
The measures described above include Group-wide mandatory security standards and guidelines relating to internal and external communications, technical precautions to prevent the transmission of confidential internal communications over external communication networks, and the provision of encryption-protected equipment to employees who frequently handle confidential information. Because of the wide range of measures in place, which we regularly review, we consider the likelihood that this risk may negatively impact our assets, financial position, or income to be low.
Financial Risks
Our revenue mix may vary and may negatively impact our profit margins.
Variances or slowdowns in our software license sales may negatively impact current or future revenue from maintenance and services, since such revenue typically follows and is dependent on software sales. Any decrease in the percentage of our total revenue derived from software licensing could have a material negative impact on our business, financial position, income, or cash flows. We have introduced new licensing models such as on-demand and subscription models which typically result in revenue being recognized over an extended period. A significant portion of the related cost of developing, marketing, and providing our solutions to customers under such new models could be incurred prior to the recognition of revenue, thus impacting our profit margin in the short term.
The economic crisis has led to an increased risk of default on receivables and financial assets and may negatively impact our financial assets. A continuation or deepening of the economic crisis may lead to more such losses.
If we experience a higher risk of default on our receivables and financial assets, our business, financial position, income, or cash flows may be negatively impacted. SAP’s policy with regard to investment in financial assets is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it requires that we invest only in assets from issuers or funds with a rating of A- or better. The weighted average rating of our financial assets is in the range of AA- to A+. We pursue a policy of cautious investment characterized by wide portfolio
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diversification with a variety of counterparties, predominantly short-term investments, and the use of standard investment instruments. However, there can be no guarantee that those measures will prove successful.
Because of our investment policy, we do not currently foresee the problems on the financial markets having any significant negative effect on our financial assets. We have taken measures and implemented global projects to monitor and reduce defaults and losses on receivables.
Our future liquidity may be impacted by a negative development in the global economy.
We use global centralized financial management to control liquid assets, interest, and currencies. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Our net liquidity on December 31, 2009, was € 1.6 billion. In September 2009, we replaced our existing € 1 billion syndicated credit facility, which was due to expire in November 2009. The new syndicated credit facility totals € 1.5 billion and has a maturity of three years (September 2012). We also have other bilateral credit facilities on which we can draw if necessary. However, we cannot exclude the possibility that uncertainties in the credit market may lead to increased financing expenses and negatively affect our financial position, income, or cash flows.
Management’s use of estimates may affect our income and financial position.
To comply with IFRS, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment of the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with a negative impact on our assets or income.
We address these risks with a range of measures, such as suitable management training and double verification of estimates.
Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may adversely affect the financial information we present.
We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies, especially but not only concerning revenue recognition, to alter our operational policy so that it reflects new or amended financial reporting standards, or to restate our published financial accounts. We cannot exclude the possibility that this may have a material impact on our assets, income, or cash flows. For a summary of significant accounting policies, see the Notes to the Consolidated Financial Statements section, Note 3.
Because we conduct operations throughout the world, our assets, income, or cash flows may be affected by currency and interest-rate fluctuations.
Our management and external accounting is in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 64% of our consolidated revenue in 2009 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro has a positive effect. Variable-interest balance-sheet items are also subject to changes in interest rates, so there is the risk that these balance-sheet items may result in a negative impact on our income or cash flows. For more information about our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Note 26.
We continuously monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows and pursue a Group-wide foreign exchange risk management strategy using, for example, derivative financial instruments as appropriate. To hedge the risk from exposure to interest-rate fluctuations, we have entered into several interest-rate swap contracts, with which we convert the variable interest into fixed interest.
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The cost of using derivative instruments to hedge share-based compensation plans may exceed the benefits of hedging them.
To reduce the impact of our STAR and SAP SOP share-based compensation plans on our income statement, we use derivative instruments to reduce risks resulting from future expenses associated with those plans. We decide on an individual basis if and to what extent we hedge this risk. However, we cannot exclude the possibility that the expense of hedging the STAR and SOP plans may exceed the benefit achieved by hedging them or that a decision not to hedge may prove disadvantageous. Nonetheless, we consider the likelihood that this risk may impact our assets or income to be low.
Project Risks
Implementation of SAP software often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we often have no control.
These risks include, for example:
▪	Our SAP trained consultants may not be immediately available to assist customers in the implementation of our products.

▪	The features of the implemented software may not meet the expectations or the software may not fit the business model of the customer.

▪	Third-party consultants may not have the expertise or resources to successfully implement the software.

▪	Customer-specific factors may destabilize the implementation of the software.

▪	Customers and partners may not implement the measures offered by SAP to safeguard against technical risks.
As a result of these and other risks, some of our customers have incurred significant third-party consulting costs in connection with the purchase and installation of SAP software products. Also, some customers’ implementation projects have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that shortages of our trained consultants will not occur, or that our costs will not exceed the agreed fees on fixed-price contracts. Unsuccessful customer implementation projects could result in claims from customers, harm SAP’s reputation, and cause a loss of future revenues.
Our customers now increasingly follow modular project approaches to optimize their IT environment. Also, our projects use risk management processes that are seamlessly integrated into SAP project management methods and are intended to safeguard successful implementation with coordinated risk-management and quality-management programs. In our opinion, we make adequate financial planning provision for the remaining individual risks. In addition, we have adequate insurance coverage against a range of typical liability scenarios defined on the basis of known project risks. In view of these measures, we consider the project risk resulting from software sales, implementations, and upgrades to be low overall. However, we cannot exclude the possibility that this risk could materially affect our assets, finances, or profit.
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Product Risks
Undetected security flaws in our software may be exploited by other persons, damaging SAP or our customers.
Our products include security features that are intended to protect the privacy and integrity of our customers’ data. Despite these security features, our products may be vulnerable to attacks by unauthorized individuals or organizations succeeding, for example, in bypassing firewalls and misappropriating confidential information. Such attacks or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers or business partners and lead to significant claims for damages against us. Resolving problems and claims associated with actual or alleged defects may be costly and may have a material impact on our reputation or operations.
We counter this risk with a multilevel approach. First, our development process includes measures for preventing security problems, which are subject to multiple control checks prior to product delivery. Secondly, our applications are supplied with security documentation intended to enable their optimum integration into the customer’s existing security architecture using the security functions we deliver with products. However, in the unlikely event that a security problem is identified in SAP software, we help customers rectify the situation as quickly as possible. Despite the fact that we perform extensive security tests and our products have not been significantly exposed to major security attacks so far, we cannot exclude the possibility that this risk could adversely impact our assets, financial position, or income.
We use technologies under license from third parties. Losing these technologies could delay implementation of our products or force us to pay higher license fees.
We have taken numerous third-party technologies under license and incorporated them into our products. We may be highly dependent on those technologies in the aggregate. There can be no assurance that the licenses for these third-party technologies will not be terminated, that the licenses will be available in the future on terms acceptable to us, or that we will be able to license third-party software for future products. Changes in or the loss of third-party licenses could lead to a material increase in the cost of licensing, or SAP software products may become unusable or materially reduced in their functionality. As a result, we may need to incur additional development or licensing costs to ensure the continued functionality of our products. The risk increases if we acquire a company or a company’s intellectual property assets that have been subject to third-party technology licensing and product standards less rigorous than our own. We address this risk by conducting generally thorough due diligence before taking licenses, exercising comprehensive contract management, systematically monitoring our development processes, and regularly reviewing our investments.
If we are unable to keep up with rapid technological innovations, we may not be able to compete effectively.
Our future success depends in part on our ability to:
▪	Continue to enhance and expand our existing products and services; and

▪	Develop and introduce new products and provide new services that satisfy increasingly sophisticated customer requirements, keep pace with technological developments, and are accepted in the market.
There can be no assurance that the product enhancements, new solutions, and services we develop will successfully anticipate and adequately reflect changing technologies and customer requirements. Nor can there be any assurance that we will bring new solutions, solution enhancements, and services to market before our competitors, or that we will be able to generate enough revenue to offset the significant research and development costs we incur in bringing the products and services to market. We may not anticipate and develop technological improvements. In addition, we may not succeed in adapting our products to technological change, changing regulatory requirements, emerging industry standards, and changing customer requirements. Finally, we may not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with applications and other technologies offered by our competitors.
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We continuously align our organization and processes, as well as our products and services, to the changing market and we work with state-of-the-art technologies. In addition, we conduct wide-ranging market and technology analyses and research projects, seeking to ensure that we remain competitive in the future. In view of these measures, we consider the likelihood that this risk may negatively impact our assets, financial position, or income to be low.
Undetected defects or delays in new products and product enhancements may result in increased costs to us and reduced demand for our products.
To achieve customer acceptance, our new products and product enhancements often require long development and testing periods. Development work is subject to various risks. For example, scheduled market launches could be delayed, or products may not completely satisfy our stringent quality standards, meet market needs or the expectations of customers, or comply with local standards and requirements. New products may contain undetected defects or they may not be mature enough to process large volumes of data. In some circumstances, we may not be in a position to rectify such defects or entirely meet the expectations of customers. As a result, we may be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences may increase as we seek to introduce a variety of new software products simultaneously. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products, and could have a material negative impact on our business and reputation.
The use of SAP software products by customers in business-critical applications and processes and the relative complexity of our software products entail a risk that customers or third parties may pursue warranty, performance, or other claims against us for actual or alleged defects in SAP software products, in our provision of services, or in our application hosting services. We have in the past been, and may in the future be, subject to warranty, performance, or other similar claims.
Although our contracts generally contain provisions designed to limit our exposure arising out of actual or alleged defects in SAP software products or in our provision of services, these provisions may not cover every eventuality or be effective under the applicable law. Regardless of its merits, any claim could entail substantial expense and require the devotion of significant time and attention by key management personnel. Publicity surrounding such claims could affect our reputation and the demand for our software. We counter these risks with thorough project management, project monitoring, rigid and regular quality assurance measures certified to ISO 9001, and program risk assessments during product development. The generally high quality of our products is confirmed by our constantly high customer satisfaction ratings as measured by regular customer surveys. In our assessment, therefore, the risk that our planned results may be significantly impaired by product defect claims from SAP customers is low.
Our SAP NetWeaver technology platform strategy may not succeed or may make some of our products less desirable.
The continued success of the SAP NetWeaver technology platform depends on our maintaining a dynamic network of independent software vendors developing their own business applications for SAP NetWeaver. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. If SAP NetWeaver is not well received by customers, if competitors develop superior technology, or if the solution has significant defects, there may be a material adverse impact on our business, financial position, income, or cash flows.
To counter this risk, we have established a thorough certification process for all third-party solutions, designed to ensure that they are of consistently high quality. Up to now, more than 2,000 third-party solutions have attained SAP NetWeaver certification, so we assess the likelihood that this risk will materialize as low.
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Other Operational Risks
Third parties may claim we infringe their intellectual property rights; that could result in damages being awarded against us and limit our ability to utilize certain technologies in the future.
Third parties have claimed, and may claim in the future, that we have infringed their intellectual property rights. We believe our software products will increasingly be subject to such claims as the number of products in our industry segment grows, and as we expand into new industry segments with our products, resulting in greater overlap in the functional scope of products. Any claims, with or without merit, and negotiations or litigation relating to such claims, could preclude us from utilizing certain technologies in our products, be time-consuming, result in costly litigation, or require us to pay damages to third parties and, under certain circumstances, pay fines. They could also require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of key products, result in delays to our customers’ investment decisions, and damage our reputation.
Software in general includes many components or modules that provide different features and perform different functions. Some of these features or functions may be subject to intellectual property rights. It can happen that rights of another party refer to technical aspects that are similar to one or more technologies in one or more of our products. SAP respects the intellectual property rights of third parties. We cannot exclude the possibility that intellectual property rights of third parties may preclude us from utilizing certain technologies in our products or require us to enter into royalty and licensing arrangements on unfavorable or expensive terms.
The software industry is making increasing use of open source software in its development work on solutions. We also integrate certain open source software components from third parties into our software. The open source license may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. While we take precautions to protect open source software, we cannot exclude the possibility that third-party claims may require us to make freely accessible under open source terms a product of ours or non-SAP software upon which we depend. We cannot exclude the possibility of a resultant material impact on our assets, financial position, or income.
Claims and lawsuits against us may have adverse outcomes.
A variety of claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes in some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could negatively impact our ability to conduct our business. We currently believe that resolving these pending claims and suits, individually or in the aggregate, will not have a material adverse effect on our business, financial position, income, or cash flows. However, the outcome of litigation and other claims is intrinsically subject to considerable uncertainty. Management’s view of the cases may also change in the future. Actual outcomes of litigation and other claims may differ from the assessments made by management in prior periods, which could result in a material negative impact on our business, financial position, income, cash flows, or reputation.
We might not integrate acquired companies effectively or successfully and our strategic alliances might not be successful.
To complement or expand our business, we have in the past made acquisitions of businesses, products, and technologies. We expect to continue to make such acquisitions in the future. Management’s negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of its workforce. Acquisitions carry many additional risks. These include, among others:
▪	It may not be possible to successfully integrate the acquired business, and its different business and licensing models.

▪	It may not be possible to integrate the acquired technologies or products with current products and technologies.
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▪	It may not be possible to retain key personnel of the acquired business.

▪	We may assume material unknown liabilities of acquired companies, including legal or intellectual property contingencies or other significant risks that may not be detected by the due diligence process.

▪	We may incur debt or significant cash expenditures.

▪	We may have difficulty implementing, restoring, or maintaining internal controls, procedures, and policies.

▪	There may be a negative impact on relationships with customers, partners, or third-party providers of technology or products.

▪	We may have difficulty integrating the acquired company’s accounting, human resource, and other administrative systems.

▪	There may be regulatory constraints.

▪	The acquired business may have practices or policies that are incompatible with our compliance requirements.
In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets. Such charges may have a significant negative impact on operating margins and income. Furthermore, we have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances. We cannot exclude the possibility that our business, financial position, income, or cash flows will be negatively impacted.
We counter these acquisition-related risks by means of many different methodological and organizational measures. These range from generally thorough technical, operational, financial, and legal due diligence checks on the company or assets to be acquired and a holistic evaluation of material transaction and integration risks before conclusion of any transaction, to detailed, standardized integration planning and its execution by a dedicated integration team. We therefore believe we have minimized this risk. However, we cannot exclude the possibility that our assets, finances, or income will be negatively affected.
Our IT security measures may be breached or compromised and we may sustain unplanned IT system unavailability.
Our core processes, such as software development, sales and marketing, customer service, and financial transactions, rely on our IT infrastructure and IT applications. Outage of our infrastructure may be caused by malware or virus attacks, sabotage by hackers, natural disasters, or the failure of an underlying technology (such as the Internet). Such events could lead to a substantial denial of service or alteration or compromise of data from SAP, our customers, or our partners, giving rise to production downtime, recovery costs, and customer claims. A breach of our IT security measures and the resources we expend attempting to avoid such breaches could have a negative impact on our financial position or income. However, a variety of defense mechanisms are in place to safeguard our IT infrastructure. Examples are firewalls, antivirus software, intrusion detection systems, and high-availability IT landscapes – including our development and quality infrastructures. We assume the measures discussed in this section are adequate to prevent serious impairment of our business operations. In addition, our IT processes are regularly monitored and certified to ISO 9001 (Quality System), ISO 27001 (Information Security Management System), and BS 25999-2 (Business Continuity Management).
We may not be able to obtain adequate title to or licenses in, or to enforce, intellectual property.
We use a variety of different means to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyright and rights of authorship, taking appropriate action to stop copyright and trademark infringement, entering into licensing, confidentiality, and nondisclosure agreements, and deploying protection technology. Despite our efforts, there can be no assurance that we can prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property may be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. There can also be no assurance that third parties will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary.
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Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could negatively impact our competitive position and result in reduced sales. Any legal action we bring to enforce our proprietary rights could be costly, distract management from day-to-day operations, and lead to claims against us, which could negatively impact our income. Such actions by us could also involve enforcement against a partner or other third party, thereby adversely affecting our ability, and our customers’ ability, to use that partner or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights.
We may not be able to protect our critical information or assets or safeguard our business operations against disruption.
As a global software business, we are to a substantial extent dependent on the exchange of a wide range of information and on the availability of our communications and IT networks. We have implemented a number of barriers designed to ensure the security of our information, IT resources, and other assets. Nonetheless, there is a danger of industrial espionage and of misuse or theft of information or assets by trespassers in our facilities or by people who have gained authorized access to our facilities, systems, or information. Any misuse, theft, or breach of security could have a negative impact on our business, financial position, income, or cash flows.
The barriers we have adopted to minimize this risk include, for example, physical access control systems at all of our facilities, and multilevel access controls, closed-circuit television surveillance, and security personnel in all critical areas. Access to information and information systems is controlled using authorization concepts. Managers and employees are regularly sensitized to the issues and given appropriate training. We keep these measures under continuous review to meet current threats.
Our insurance coverage may not be sufficient to prevent claim settlements from negatively impacting our financial position, income, or cash flows.
We maintain insurance coverage against a diverse portfolio of risks. Our objective is to ensure that financial effects of occurrences are excluded or minimized to the extent practicable at reasonable cost. Despite these measures, certain categories of risks are not currently insurable at reasonable cost. Even if we obtain insurance, our coverage may be subject to exclusions that limit or prevent our indemnification under the policies. Further, we cannot guarantee the ability of the insurance companies to meet their liabilities from claims. If this risk materializes, it may have a significant negative impact on our business, financial position, income, or cash flows.
In view of the scope of our insurance coverage and our selection of insurers, and because we keep our insurance program under constant review, we consider the likelihood that this risk may negatively impact our assets, financial position, or income to be low.
We may incur losses in connection with venture capital investments.
We plan to continue investing in technology businesses. Many of these enterprises currently generate net losses and require additional capital outlay from their investors. Changes to planned business operations have in the past, and also may in the future, affect the performance of companies in which SAP holds investments, and that could negatively affect the value of our investments. Moreover, for tax purposes, the use of capital losses and impairments of equity securities is often restricted, which may negatively affect our effective tax rate.
However, this risk is low because of the limited scope of our venture-capital activities, making a significant impact on our assets, financial position, income, or cash flows unlikely. We address this risk by diversifying our portfolio and actively managing our investments.
Review of SAP Group Operations      143

Consolidated Risk Profile
In 2009, the categories with the highest percentage scores in our overall risk distribution profile were market risks, followed by product risks, project risks, and other operational risks. All of those categories together account for 67% as a portion of all risks in the consolidated profile. All of the other categories of risk are currently relatively insignificant to us.
None of the quantifiable individual risks identified by our risk-management system exceeded the threshold we set to define a risk to our ability to continue as a going concern. In 2009, the “high” and “medium” risks decreased as a percentage of the total number of risks in the risk-level matrix we use. At the end of the fourth quarter, the risks categorized as “high” accounted for 3% (2008: 4%; 2007: 2%), while the proportion of “medium” level risks decreased over the course of the year to 13% (2008: 22%; 2007: 13%). As a result, the proportion of risks categorized as “low” increased to 84% (2008: 74%; 2007: 85%). In our view, the risks described above do not individually or cumulatively threaten our ability to continue as a going concern. We believe our business opportunities, also described in this review, will be of much greater significance. Because of our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification, we are confident that we can continue in 2010 to successfully counter the challenges arising from the risks in our risk profile.
144      SAP Annual Report 2009

Business in the New Year: Early News
In January 2010, we announced that we are offering a comprehensive tiered support model to customers worldwide. This offering includes SAP Enterprise Support services and the SAP Standard Support option and will enable customers to choose the option that best meets their requirements.
In February 2010, we announced various changes in the Executive Board. For more information, see the Organization section.
Review of SAP Group Operations      145

Outlook
Future Trends in the Global Economy
Many analysts agree that the nascent global upturn will continue in 2010. The reasons they give are the recovery on the financial markets and the return of consumer confidence in response, for example, to measures by governments in many countries to support and stimulate the economy.
However, they say the recovery is weak in the advanced economies and will not gain substantial momentum even in 2011. Output in the advanced economies at the end of 2011 will still be below pre-crisis levels. This recovery will therefore be slower than those of the past, they conclude. Nonetheless, the International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) have revised their projections upward in their latest reports, as compared with their forecasts at the beginning of the fourth quarter of 2009.
In comparison, the emerging and developing economies are moving ahead strongly, they say. In these countries, the IMF predicts mid-range single-digit percentage growth in 2010 and even greater progress in 2011, driven chiefly by high levels of domestic demand. Major Swiss bank Credit Suisse sees particularly good prospects for Brazil, China, Korea, and India.
In sum, global economic growth in 2010 will not match previous periods of recovery, according to the European Central Bank (ECB). In the view of the ECB, sustained global growth will come not from temporary measures such as government stimulus packages but from a continued improvement in funding conditions.
Some growth is expected in the economies of the Europe, Middle East, and Africa (EMEA) region, but it is thought it will remain in the lower single-digit range until 2011 and output will stay below pre-crisis levels until then. The ECB says investment activity will continue to decline during this period, though at a progressively slower rate.
In the euro area, the situation remains problematic, because high unemployment is holding back consumer spending and compromising confidence in economic recovery, companies are struggling with underutilization of capacity, and government stimulus packages are only temporary. Nonetheless, growing overseas demand, notably in the emerging economies of Asia, is reviving export sales. What is true for the euro area is true for Germany in particular: The German economy is expanding appreciably in 2010, but not as strongly as in previous times of recovery.
The countries of Central and Eastern Europe, the Middle East, and Africa are said to be faring better. Credit Suisse, for example, is more optimistic than it was: It projects low single-digit percentage growth for 2010, and expects a stronger recovery in 2011. Petroleum-exporting countries may even benefit substantially from rising oil prices in 2010, it believes.
The signs are that the economy is also recovering in the Americas region in 2010. Whereas Latin America can expect growth in the middle of the single-digit range, the upturn in North America will prove to be modest, according to Credit Suisse. The U.S. economy is making progress, thanks primarily to the growth of demand in Asia. The steps taken to stimulate the economy are also proving successful, because according to the OECD the financial sector is recuperating and the housing market is stabilizing. The United Nations (UN) believes the United States will see growth near the bottom of the single-digit percentage range in 2010, and Credit Suisse also expects economic growth to be unusually slow for the beginning of a recovery.
The Asia Pacific region is an example of the difference in performance between emerging and developing economies on the one hand and advanced economies on the other. The IMF notes that emerging economies, most notably India and China, are in the vanguard of the global recovery, even though growth is slower than it was before the crisis. Credit Suisse expects high single-digit growth rates, reflecting another increase in domestic demand and double-digit percentage export growth.
On the other hand, the OECD and the UN report that the upturn in the advanced economies, such as Japan, is not expected to be strong. Japan is benefiting from an increase
146      SAP Annual Report 2009

in demand from emerging economies in Asia, but domestic demand remains weak despite government stimulus measures. The prospects for 2011 are no better, according to Credit Suisse.
Whether these predictions turn out to be right depends chiefly on whether governments continue to take stimulative measures, the analysts say. Ending such measures too soon would jeopardize the recovery. Only the OECD urges that the stimulus packages should not be continued much longer because it believes withdrawing them would signal the end of the crisis.
The predictions are also subject to changes and trends in levels of unemployment and consumer spending, oil and other commodity prices, the health of the financial sector, and the strength of the euro. Recovery may be quicker or slower, depending on which way these factors affect confidence in the economy. Taken together, analysts see these risks as balancing one another.
IT Market Outlook for 2010
The IT market will be distinctly more positive in 2010 than in 2009, say analysts. They only differ in their views on the extent of the recovery. UBS, a major Swiss bank, foresees growth in the high single-digit percentage range in 2010. This is a downward revision from its earlier projections: Because the market was better than expected in 2009, it believes there is now less potential for 2010. IT market analysis firm International Data Corporation (IDC) is more circumspect, and expects market growth to be in the low single-digit range. Investment bank Goldman Sachs expects a slow improvement in the advanced economies – but not enough to make up the ground lost in 2009. It believes there may be double-digit growth in the emerging economies.
In any event, the IT industry will profit this year from the internal cost-saving measures implemented during the crisis and enter the economic recovery with lower internal costs. This is based on the assumption that the IT industry will be able to avoid significant cost increases resulting, for example, from new hirings or rehirings, during recovery. These companies will then be able to improve their liquidity for greater resilience against any renewed deterioration in the economic climate.
The driver of recovery in 2010 is expected to be the hardware sector, because many companies are replacing or upgrading their hardware. But many will also invest in new software, so the analysts are also optimistic about the software market in 2010. Goldman Sachs considers that software companies which launched new solutions or versions in 2009 have the best prospects.
The most important software trend in 2010, and the one with the most robust chances for the future, is software as a service (SaaS), according to Goldman Sachs. SaaS is a delivery model in which customers access the software they use from an Internet server, committing only very limited investments of their own. Goldman Sachs expects companies that offer SaaS to grow twice as quickly as others. It also believes mergers and acquisitions will consolidate the suppliers in the SaaS market over the next two to three years.
As hardware companies seek to add service offerings to their portfolio in 2010, the software services segment will also see more mergers and acquisitions, according to UBS. In consequence, it believes competition will stiffen in the services market, and that this will hold back growth in that segment. Current contracts in the services segment still include low-budget contracts from the crisis year, 2009.
IDC expects a recovery in small steps in the EMEA region in 2010 and 2011. This area can benefit from its existing technological landscape as a launch pad for expansion. However, recovery is expected to progress slowly in Western Europe: Prices are still under great pressure, and customers are reluctant to invest. IDC forecasts that in Germany, for example, spending growth in all segments of the IT market will be in the low single-digit percentage range. In Central and Eastern Europe and the Middle East, however, it expects that once the economic climate improves, there will be a much faster recovery in 2010.
IDC predicts that in 2010 the IT market in the Americas region will also recuperate from the crisis. In view of the unexpectedly positive economic trend at the end of 2009, IDC is even more optimistic now than it was last year, and expects single-digit expansion of all segments in the IT market.
Review of SAP Group Operations      147

Goldman Sachs believes prospects are especially good in the United States. It expects IT spending to grow more quickly than previously forecast, although companies will remain cautious about investing. IDC shares this view and forecasts modest single-digit expansion. In the software segment, cloud computing and SaaS are expected to provide vigorous revenue and profit growth. The software segment is also expected to benefit from the anticipated replacement of old hardware at many companies.
A slight expansion of the IT market has been apparent in the Asia Pacific region since the end of 2009, and is expected to gain momentum in 2010. The emerging and advanced economies are expected still to show very different rates of recovery. IDC believes the IT markets in the emerging economies, especially in China and India, will expand by high single-digit or possibly double-digit percentages in 2010. IDC notes that advanced economies – most notably Japan, which depends heavily on exports – are still laboring through the crisis. It expects only a limited recovery in the software services segment, and possibly further contraction in the software and hardware segments. This is because although industrial production is beginning to grow again there, unemployment remains high and consumer confidence low, impeding vigorous economic recovery.
All analysis of the IT market is based on the assumption that it will develop in a similar way as the economy as a whole. Whether matters develop as described depends on whether the underlying predictions about the progress of the economy are right. In particular, for the IT sector it depends on whether government stimulus packages continue and whether they are effective in increasing consumer demand.
Forecast for SAP
Strategic Perspectives
SAP strives to enable growth – across businesses, across industries, across entire economies – and an enhanced level of optimization for value chains. Our ambition is to make businesses and institutions around the world more efficient and effective, thus allowing them to take on the challenge of achieving clarity within the enterprise. To do that, we strive to deliver performance optimization – not only for our customers, but for their entire business network.
Our strategy is to deliver superior software applications, services, and a global ecosystem that enable closed-loop performance optimization for companies of all sizes, thereby helping them to drive sustainable, profitable growth. We intend to help our customers achieve performance optimization by delivering solution and technology excellence, creating a more holistic customer experience, and enhancing our ecosystem to deliver whole solutions.
Delivering Solution and Technology Excellence
SAP plans to evolve its tightly integrated packaged applications to ease adoption through increased modularity. Specifically, we intend to augment our extensible business process platform with point solutions that address specific industry or line of business needs, create a complementary information platform and performance optimization capabilities, deliver business process modeling capabilities to enable customers to develop their own solutions, and provide a scalable on-demand platform to ease deployment and consumption of new solutions.
Creating a More Holistic Customer Experience
SAP intends to develop the business model to more effectively support the end-to-end requirements of our customers, which includes delivering solutions focused on the needs of the lines of business and business users, providing new software purchasing models which align to the budgetary concerns of our customers, and continuing to cultivate and protect our relationship with our existing customers.
148      SAP Annual Report 2009

SAP intends to increase the level of engagement with the ecosystem to deliver end-to-end customer value with “whole solutions.” We believe that these whole solutions will bring together SAP solutions with partner offerings and broader community resources. In doing so, we will enable our ecosystem to effectively leverage the SAP platforms and hence create joint monetization and revenue opportunities.
Organic Growth and Targeted Acquisitions
Our strategy remains primarily focused on organic growth. As a result, we will continue to invest in product development work of our own, along with our investment in infrastructure, sales, and marketing. Our platform strategy also enables us to leverage the innovative potential of our partners for the use of our customers. In addition we expect to continue to make targeted acquisitions to improve our coverage in key strategic fields.
Operational Targets for 2010 (Non-IFRS)
We are providing the following outlook for 2010:
▪	We expect non-IFRS software and software-related service revenue to increase in the range 4% to 8% at constant currencies in 2010 (2009: € 8.2 billion).

▪	We expect the non-IFRS operating margin to be in the range 30% to 31% at constant currencies in 2010 (2009: 27.4%).

▪	We project a corresponding increase in our operating profit.

▪	We project an effective tax rate of 27.5% to 28.5% (based on IFRS) for 2010 (2009: 28.1%).

▪	If the Annual General Meeting of Shareholders so resolves, in 2010 we will pay a dividend that provides a payout ratio of approximately 34%.

▪	Excepting acquisitions, our planned capital expenditures for 2010 will be covered in full by operating cash flow and will chiefly be spent on completing new office buildings at various locations as well as on IT equipment.
Among the premises on which this outlook is based are those presented concerning economic conditions and our expectation that we will not benefit from any positive effects in 2010 from a major acquisition.
Medium-Term Perspectives
We expect our business, our revenue, and our profit to grow, assuming there is a sustained recovery in the financial markets and assuming the current financial crisis does not result in longer-term consequences. Our strategy is to increase software and software-related service revenue, which comprises software and maintenance revenue and subscriptions and other software-related services, while also increasing our operating margin through greater efficiency across all sales channels, services, the sup- port infrastructure, and research and development. We intend to achieve a non-IFRS operating margin of 35% in the mid-term.
We are seeing significant structural changes in the enterprise software space, and with anticipated change comes opportunity. Our objective is to bring to our customers the best business solutions, leveraging all relevant technology innovations and do this so that they are as reliable and easy to consume as possible.
We understand our customers want stability from the core business suite and lower cost to operate. As a result, we will continue our focus on innovation, and making our solutions more affordable and easier to use. We will continue innovating on multiple fronts, providing capabilities that are modular, which can be deployed side by side with the solutions that customers can already run. We intend to meet our promise of true value delivery to our customers.
Review of SAP Group Operations      149

STREAMING PAST
THE COMPETITION
AN AUDIO HEADSET AND LIFESTYLE VENDOR TURNS UP THE VOLUME ON ITS SUCCESS WITH SAP BUSINESS BYDESIGN.
More information at www.sapannualreport.com/2009/en

In 2007, Skullcandy, the number-two headphone manufacturer and developer of core audio products for the surf, skate, and snow markets in the United States, was looking for a major retail partner to take it to the next level. Little did the company know that three of the country’s largest retail chains would all want to jump in with Skullcandy at once. To take advantage of the huge growth opportunity afforded by partnering with these retailers, Skullcandy needed to improve the control of its supply chain and develop a comprehensive partner management system. Being a small, young company with employees who regularly skateboard around the office, Skullcandy was initially reticent about collaborating with a technology provider as large as SAP. But the scalability and out-of-the-box functionality offered by SAP helped the niche manufacturer to achieve its ambitions. Now, Skullcandy is quickly moving ahead to becoming a process-driven business.

With a clear view, you can understand better how things relate, you can work more effectively, and you can steer toward a better future. At SAP, we have been working with companies of all sizes and of all kinds for 35 years. That experience is priceless. It drives development across the entire spectrum of our offerings.
The result: solutions and services that bring maximum clarity to the work and workings of a company. That’s what we do best, and it’s what we do ourselves: Our financial statements and the notes present a complete picture of SAP in business in 2009.
152     SAP Annual Report 2009

154	Consolidated Income Statements

155	Consolidated Statements of Comprehensive Income

156	Consolidated Statements of Financial Position

158	Consolidated Statements of Changes in Equity

159	Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

160	General Information about Consolidated Financial Statements (1)

160	Scope of Consolidation (2)

161	Summary of Significant Accounting Policies (3)

181	Business Combinations (4)

187	Revenue (5)

187	Expenses by Nature and Headcount (6)

188	Restructuring (7)

189	Other Operating Income/Expense, Net (8)

189	Other Non-operating Income/Expense, Net (9)

190	Financial Income, Net (10)

190	Income Tax (11)

192	Earnings per Share (12)

193	Other Financial Assets (13)

195	Trade and Other Receivables (14)

196	Other Non-financial Assets (15)

197	Goodwill and Intangible Assets (16)

199	Property, Plant, and Equipment (17)

200	Trade and Other Payables, Financial Liabilities and Other Non-financial Liabilities (18)

200	Provisions (19)

208	Deferred Income (20)

208	Total Equity (21)

210	Additional Capital Disclosures (22)

210	Other Financial Commitments and Contingent Liabilities (23)

211	Litigation and Claims (24)

214	Financial Risk Factors (25)

218	Financial Risk Management (26)

223	Additional Fair Value Disclosures on Financial Instruments (27)

228	Share-Based Payment Plans (28)

238	Segment and Geographic Information (29)

242	Board of Directors (30)

247	Related Party Transactions (31)

248	Principal Accountant Fees and Services (32)

248	German Code of Corporate Governance (33)

248	Subsequent Events (34)

249	Subsidiaries, Associates, and Other Equity Investments (35)

256	Financial Statement of SAP AG (HGB) – Short Version
Consolidated Financial Statements IFRS      153

CONSOLIDATED FINANCIAL STATEMENTS IFRS
Consolidated Income Statements of SAP Group
for the years ended December 31,

€ millions, unless otherwise stated	Note	2009	2008	2007
Software revenue		2,607	3,606	3,407
Support revenue		5,285	4,602	3,852
Subscription and other software-related service revenue		306	258	182
Software and software-related service revenue		8,198	8,466	7,441
Consulting revenue		2,074	2,498	2,221
Training revenue		273	434	410
Other service revenue		85	107	113
Professional services and other service revenue		2,432	3,039	2,744
Other revenue		42	70	71
Total revenue	(5)	10,672	11,575	10,256
Cost of software and software-related services		- 1,714	- 1,743	- 1,350
Cost of professional services and other services		- 1,851	- 2,285	- 2,091
Research and development		- 1,591	- 1,627	- 1,461
Sales and marketing		- 2,199	- 2,546	- 2,173
General and administration		- 564	- 624	- 499
Restructuring	(7)	- 198	- 60	- 2
Other operating income/expense, net	(8)	33	11	18
Total operating expenses		- 8,084	- 8,874	- 7,558
Operating profit		2,588	2,701	2,698

Other non-operating income/expense, net	(9)	- 73	- 27	2
Finance income		32	72	142
Finance costs		- 101	- 123	- 7
Other financial gains/losses, net	(10)	- 11	1	- 11
Financial income, net		- 80	- 50	124
Profit before tax		2,435	2,624	2,824

Income tax expense	(11)	- 685	– 776	– 916
Profit after tax		1,750	1,848	1,908
– Profit attributable to non-controlling interests		2	1	2
– Profit attributable to owners of parent		1,748	1,847	1,906

Basic earnings per share, in €	(12)	1.47	1.55	1.58
Diluted earnings per share, in €	(12)	1.47	1.55	1.58
The accompanying Notes are an integral part of these Consolidated Financial Statements.
154      SAP Annual Report 2009

Consolidated Statements of Comprehensive Income of SAP Group
for the years ended December 31,

€ millions	Note	2009	2008	2007
Profit after tax		1,750	1,848	1,908
Gains (losses) on exchange differences on translation, before tax		76	- 63	- 196
Reclassification adjustments on exchange differences on translation, before tax		- 2	0	0
Exchange differences on translation		74	- 63	- 196
Gains (losses) on remeasuring available-for-sale financial assets, before tax	(27)	15	1	- 2
Reclassification adjustments on available-for-sale financial assets, before tax	(27)	0	- 3	- 1
Available-for-sale financial assets	(27)	15	- 2	- 3
Gains (losses) on cash flow hedges, before tax	(26)	- 41	- 15	89
Reclassification adjustments on cash flow hedges, before tax	(26)	84	- 55	- 85
Cash flow hedges	(26)	43	- 70	4
Actuarial gains (losses) on defined benefit plans, before tax	(19a )	- 6	- 54	- 4
Other comprehensive income, before tax		126	- 189	- 199
Income tax relating to components of other comprehensive income	(11)	- 12	39	4
Other comprehensive income after tax		114	- 150	- 195
Total comprehensive income		1,864	1,698	1,713
– attributable to non-controlling interests		2	1	2
– attributable to owners of parent		1,862	1,697	1,711
The accompanying Notes are an integral part of these Consolidated Financial Statements.
Consolidated Financial Statements IFRS      155

Consolidated Statements of Financial Position of SAP Group
as at December 31,
Assets

€ millions	Note	2009	2008
Cash and cash equivalents		1,884	1,280
Other financial assets	(13)	486	588
Trade and other receivables	(14)	2,546	3,178
Other non-financial assets	(15)	147	126
Tax assets	(11)	192	399
Total current assets		5,255	5,571
Goodwill	(16)	4,994	4,975
Intangible assets	(16)	894	1,140
Property, plant, and equipment	(17)	1,371	1,405
Other financial assets	(13)	284	262
Trade and other receivables	(14)	52	41
Other non-financial assets	(15)	35	32
Tax assets	(11)	91	33
Deferred tax assets	(11)	398	441
Total non-current assets		8,119	8,329
Total assets		13,374	13,900
156      SAP Annual Report 2009

Equity and Liabilities

€ millions	Note	2009	2008
Trade and other payables	(18)	638	599
Tax liabilities	(11)	125	363
Bank loans	(18)	4	2,319
Other financial liabilities	(18)	142	244
Financial liabilities	(18)	146	2,563
Other non-financial liabilities	(18)	1,577	1,428
Provisions	(19)	332	248
Deferred income	(20)	598	623
Total current liabilities		3,416	5,824
Trade and other payables	(18)	35	42
Tax liabilities	(11)	239	278
Bank loans	(18)	699	2
Other financial liabilities	(18)	30	38
Financial liabilities	(18)	729	40
Other non-financial liabilities	(18)	12	13
Provisions	(19)	198	232
Deferred tax liabilities	(11)	190	239
Deferred income	(20)	64	61
Total non-current liabilities		1,467	905
Total liabilities		4,883	6,729
Issued capital1)		1,226	1,226
Treasury shares		- 1,320	- 1,362
Share premium		317	320
Retained earnings		8,571	7,422
Other components of equity		- 317	- 437
Equity attributable to owners of parent		8,477	7,169
Non-controlling interests		14	2
Total equity	(21)	8,491	7,171
Equity and liabilities		13,374	13,900

1)	Authorized – not issued or outstanding: 480 million no-par shares at December 31, 2009 and 2008 Authorized – issued and outstanding: 1,226 million no-par shares at December 31, 2009 and 2008
The accompanying Notes are an integral part of these Consolidated Financial Statements.
Consolidated Financial Statements IFRS      157

Consolidated Statements of Changes in Equity of SAP Group
as at December 31,

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	of Parent	Interests	Equity
January 1, 2007 prior to IFRIC 13 adoption	1,268	332	6,380	- 134	4	6	- 1,742	6,114	9	6,123
Cumulated difference from the first-time adoption of IFRIC 13			- 12					- 12		- 12
January 1, 2007 after IFRIC 13 adoption	1,268	332	6,368	- 134	4	6	- 1,742	6,102	9	6,111
Profit after tax			1,906					1,906	2	1,908
Other comprehensive income				- 196	- 3	4		- 195		- 195
Share-based compensation		- 40						- 40		- 40
Dividends			- 556					- 556		- 556
Cancellation of treasury shares	- 23		- 796				819
Treasury shares transactions		12					- 811	- 799		- 799
Convertible bonds and stock options exercised	1	43						44		44
Other			1					1		1
Other changes non-controlling interests			2					2	- 10	- 8
December 31, 2007	1,246	347	6,925	- 330	1	10	- 1,734	6,465	1	6,466
Profit after tax			1,847					1,847	1	1,848
Other comprehensive income			- 32	- 63	- 2	- 53		- 150		- 150
Share-based compensation		- 34						- 34		- 34
Dividends			- 594					- 594		- 594
Cancellation of treasury shares	- 21		- 723				744
Treasury shares transactions		- 6					- 372	- 378		- 378
Convertible bonds and stock options exercised	1	13						14		14
Other			- 1					- 1		- 1
December 31, 2008	1,226	320	7,422	- 393	- 1	- 43	- 1,362	7,169	2	7,171
Profit after tax			1,748					1,748	2	1,750
Other comprehensive income			- 6	74	14	32		114		114
Share-based compensation		- 2						- 2		- 2
Dividends			- 594					- 594		- 594
Treasury shares transactions		- 6					42	36		36
Convertible bonds and stock options exercised		5						5		5
Other			1					1		1
Addition of non-controlling interests									10	10
December 31, 2009	1,226	317	8,571	- 319	13	- 11	- 1,320	8,477	14	8,491
The accompanying Notes are an integral part of these Consolidated Financial Statements.
158      SAP Annual Report 2009

Consolidated Statements of Cash Flows of SAP Group
as at December 31,

€ millions	2009	2008	2007
Profit after tax	1,750	1,848	1,908
Adjustments to reconcile profit after tax to net cash provided by operating activities:
Depreciation and amortization	499	539	262
Gains/losses on disposals of non-current assets	- 11	11	1
Gains/losses on disposals of financial assets	- 2	- 16	- 1
Impairment loss on financial assets recognized in profit	10	15	8
Decrease/increase in sales and bad debt allowances on trade receivables	64	76	0
Other adjustments for non-cash items	14	52	45
Deferred income taxes	- 39	- 91	8
Decrease/increase in trade receivables	593	- 48	- 521
Decrease/increase in other assets	205	- 12	- 277
Decrease/increase in trade payables, provisions and other liabilities	- 116	- 277	375
Decrease/increase in deferred income	48	61	124
Net cash flows from operating activities	3,015	2,158	1,932
Purchase of non-controlling interests	0	0	- 48
Business combinations, net of cash and cash equivalents acquired	- 73	- 3,773	- 672
Repayment of acquirees’ debt in business combinations	0	- 450	0
Purchase of intangible assets and property, plant, and equipment	- 225	- 339	- 400
Proceeds from sales of intangible assets or property, plant, and equipment	45	44	27
Cash transferred to restricted cash	0	- 448	- 550
Use of restricted cash	0	1,001	0
Purchase of equity or debt instruments of other entities	- 1,073	- 396	- 788
Proceeds from sales of equity or debt instruments of other entities	1,027	595	1,040
Net cash flows from investing activities	- 299	- 3,766	- 1,391
Dividends paid	- 594	- 594	- 556
Purchase of treasury shares	0	- 487	- 1,005
Proceeds from reissuance of treasury shares	24	85	156
Proceeds from issuing shares (share-based compensation)	6	20	44
Proceeds from borrowings	697	3,859	47
Repayments of borrowings	- 2,303	- 1,571	- 48
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	- 55	0
Proceeds from the exercise of equity-based derivative financial instruments	4	24	75
Net cash flows from financing activities	- 2,166	1,281	- 1,287
Effect of foreign exchange rates on cash and cash equivalents	54	- 1	- 45
Net increase (decrease) in cash and cash equivalents	604	- 328	- 791
Cash and cash equivalents at the beginning of the period	1,280	1,608	2,399
Cash and cash equivalents at the end of the period	1,884	1,280	1,608
Interest paid in 2009, 2008, and 2007 amounted to € 69 million, € 105 million, and € 6 million, respectively, and interest received in 2009, 2008, and 2007 amounted to € 22 million, € 72 million and € 142 million, respectively. Income taxes paid in 2009, 2008, and 2007, net of refunds, were € 722 million, € 882 million, and € 811 million, respectively.
The accompanying Notes are an integral part of these Consolidated Financial Statements.
Consolidated Financial Statements IFRS      159

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(1) General Information about Consolidated Financial Statements
The accompanying Consolidated Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS). The designation “IFRS” includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).
We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2009. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2009, 2008, and 2007 that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the IASB and with IFRS as endorsed by the EU.
SAP’s Executive Board approved the Consolidated Financial Statements on March 10, 2010 for submission to the Company’s Supervisory Board.
All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The Consolidated Financial Statements include SAP AG and all entities that are controlled directly or indirectly by SAP AG. We fully consolidate one entity in which we hold only 49% of the voting shares, due to an agreement with the majority shareholder which provides that SAP fully controls the entity, receives all benefits, and incurs all risks. All other consolidated entities are majority-owned.
All SAP entities prepare their financial statements as at December 31. All financial statements were prepared applying the same Group IFRS accounting and valuation principles. Intercompany transactions and balances relating to consolidated entities have been eliminated.
The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.
Overview of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2007	23	116	139
Additions	5	68	73
Disposals	- 6	- 19	- 25
December 31, 2008	22	165	187
Additions	1	11	12
Disposals	- 4	- 32	- 36
December 31, 2009	19	144	163
The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to mergers and liquidations of consolidated or acquired legal entities.
The 2009 changes in the scope of companies included in the Consolidated Financial Statements have no impact on the comparability with the 2008 Consolidated Financial Statements. In 2008, we acquired Business Objects, which was material to SAP and affected comparability with our 2007 Consolidated Financial Statements. For additional information on our business combinations and the effect on our Consolidated Financial Statements, see Note (4).
160      SAP Annual Report 2009

(3) Summary of Significant Accounting Policies
(3a) Bases of Measurement
The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:
▪	Derivative financial instruments, available-for-sale financial assets (except for investments in certain equity instruments without a quoted market price), and liabilities for cash-settled share-based payment arrangements are measured at fair value
▪	Foreign exchange receivables and payables are translated at period-end exchange rates; and
▪	Pensions are measured according to IAS 19 Employee Benefits (IAS 19) as described in Note (19a)
Where applicable, information about the methods and assumptions used in determining the respective measurement bases and fair values is disclosed in the Notes specific to that asset or liability.
(3b) Relevant Accounting Policies
Reclassifications
We have reclassified and renamed certain items in our Consolidated Financial Statements, mainly to show our restructuring expenses separately on the face of our Consolidated Income Statements, to align our financial statements to the XBRL taxonomy for IFRS, and to combine immaterial line items. We have adjusted our prior years accordingly. We do not believe that these reclassifications have a material impact on our Consolidated Financial Statements for prior periods.
Acquisitions
We adopted IFRS 3 Business Combinations (IFRS 3 (2008)) with effect from January 1, 2009. We account for all business combinations using the acquisition method. The change in accounting policy was applied prospectively and had no material impact on earnings per share. We have applied the acquisition method for business combinations disclosed in Note (4). We measure the acquired assets and liabilities at their acquisition date fair values with limited exceptions as required by IFRS 3 (2008). The results of operations of acquired entities are included in our Consolidated Income Statements beginning at the respective acquisition date. If we do not acquire all shares of an entity we determine for each business combination transaction, whether we will measure any non-controlling interest at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.
Foreign Currencies
Assets and liabilities of our foreign subsidiaries, that use a functional currency other than the euro, are translated at the exchange rate on the date of the Statement of Financial Position. Revenues and expenses are translated at average rates of exchange computed on a monthly basis. Translation adjustments resulting from this process are charged or credited to other components of equity. Exchange differences from monetary items denominated in foreign currency transactions that are part of a long-term investment are also included in other components of equity.
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities that are denominated in foreign currencies are remeasured at the period-end closing rate with resulting gains and losses reflected in other non-operating income/expense, net in the Consolidated Income Statements. When a foreign operation is disposed of, the foreign currency translation adjustments applicable to that entity are recognized in profit or loss.
Operating cash flows are translated into euros using average rates of exchange computed on a monthly basis. Investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash due to fluctuations in exchange rates are shown in a separate line in the Consolidated Statements of Cash Flows.
Consolidated Financial Statements IFRS      161

The exchange rates of key currencies affecting the Company were as follows:
Exchange Rates

		Closing Rate as at December 31,		Annual Average Exchange Rate
equivalent to € 1		2009	2008	2009	2008	2007
U.S. dollar	USD	1.4406	1.3917	1.3962	1.4662	1.3777
Pound sterling	GBP	0.8881	0.9525	0.8901	0.8016	0.6890
Japanese yen	JPY	133.16	126.14	130.66	148.88	161.43
Swiss franc	CHF	1.4836	1.4850	1.5097	1.5786	1.6446
Canadian dollar	CAD	1.5128	1.6998	1.5832	1.5486	1.4623
Australian dollar	AUD	1.6008	2.0274	1.7394	1.7724	1.6368
Revenue Recognition
We derive our revenues from the sale or license of our software products and of support, subscription, consulting, development, training, and other services. The vast majority of our software arrangements include support services and many also include professional services and other elements.
Software and software-related service revenue as shown in our Consolidated Income Statements is the sum of our software revenue, support revenue, and revenue from subscriptions and other software-related services. Professional services and other service revenue as shown in our Consolidated Income Statements is the sum of our consulting revenue, training revenue, and other service revenue. Other revenue as shown in our Consolidated Income Statements mainly consists of revenue from SAP marketing events. Revenue information by segment and geographic region is disclosed in Note (29).
Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support. We recognize support revenues ratably over the term of the support arrangement. We do not separately sell technical support services or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within software and software-related service revenue or within cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.
Subscription and other software-related service revenue represents fees earned from subscription and software rental arrangements, on-demand solutions, and other software-related services. Subscription contracts combine software and support service elements, as they provide the customer with current software products, rights to receive unspecified future software products, and rights to support services during the subscription term. Customers pay an annual fee for a defined subscription term, usually five years, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product.
Software rental contracts also combine software and support service elements. Such contracts provide the customer with current software products and support but not the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement.
Revenue from on-demand solutions relate to software hosting arrangements that provide the customer with the right to use certain software functionality but do not include the right to terminate the hosting contract and take
162      SAP Annual Report 2009

possession of the software without significant penalty. On-demand solution revenues are generally recognized ratably over the term of the arrangement. Other software-related service revenue mainly consists of software-related revenue-sharing agreements with other software vendors.
We recognize consulting, training, and other professional services revenues when the respective services are performed. Consulting revenue primarily results from implementation support contracts to install and configure our software products. Consulting contracts do not usually involve significant production, modification, or customization of software and are recognized using the percentage of completion method of accounting. Training revenue results from contracts to provide educational services to customers and partners regarding the use of our software products.
Other service revenue consists of fees from cancelable hosting contracts, application management services (AMS), and referral fees. Cancelable hosting contracts allow the customer to terminate the arrangement at any time and to take possession of the software without significant penalty. Our AMS contracts provide post-implementation application support, optimization, and improvements to a customer’s IT solution. Fees from referral services are commissions from partners to which we have referred customers. Other service revenue is recognized when the respective services are performed.
Revenue from the sale of perpetual licenses is recognized in line with the requirements for selling goods stated in IAS 18 Revenue (IAS 18) when persuasive evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. The sale is recognized net of returns and allowances, trade discounts, and volume rebates.
As authorized by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8), we follow the guidance provided by FASB ASC Subtopic 985-605, Software Revenue Recognition (formerly Statement of Position (SOP) 97-2 Software Revenue Recognition), as amended, in order to determine the recognizable amount of license revenue in multiple-element arrangements. Revenue from multiple-element arrangements is recognized using the residual method of revenue recognition when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support services, consulting services, or other services) in the arrangement, but does not exist for one or more delivered elements (generally software). We determine the fair value of and allocate revenue to each undelivered element based on its respective company-specific objective evidence of fair value, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered support services based on the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The vast majority of our customers renew their annual support service contracts at these rates. We allocate revenue to future incremental discounts whenever customers are granted the right to license additional software at a higher discount than the one given for the initial software license arrangement, or to purchase or renew support or ser- vices at rates below company-specific objective evidence of fair value of the respective service.
Consolidated Financial Statements IFRS      163

We defer revenue for all undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the revenue criteria described above have been met and company-specific objective evidence of fair value exists for the undelivered elements.
Revenue recognition for multiple-element arrangements consisting of software and consulting, training, or other professional services depends on:
▪	whether the arrangement involves significant production, modification, or customization of the software and

▪	whether the services are not available from third-party vendors and are therefore deemed essential to the software.
If none of the features above is met, revenue for the software element and the other element are recognized separately. In contrast if one or both of these features are met the elements of the arrangement are not accounted for separately but the entire arrangement fee is recognized using the percentage of completion method, based on contract costs incurred to date as a percentage of total estimated project costs required to complete the service. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which we believe recoverability to be probable. If the arrangement includes multiple elements, we exclude those elements from contract accounting (for example support services or hosting) that meet the criteria for separate recognition, provided that the elements have stand-alone value. When it becomes probable that total contract costs exceed total contract revenues in an arrangement, the expected losses are recognized immediately as an expense based on the costs attributable to the contract.
If at the outset of an arrangement we determine that the amount of revenue cannot be measured reliably, we defer revenue until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectability is not probable, we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If collectability becomes unlikely before all revenue from an arrangement is recognized, we stop recognizing revenue except to the extent of fees that have already been successfully collected.
In general, our software license agreements do not include acceptance testing provisions. If an arrangement allows for customer acceptance testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.
We usually sell or license software on a perpetual basis. Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists, in which case the amount allocated to the delivered software is recognized based on the residual approach as software revenue once the basic criteria described above have been met.
We recognize revenue from arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.
Sometimes we enter into joint development agreements with customers to leverage their industry expertise and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. We recognize software revenue in conjunction with these arrangements based on the percentage of completion method as outlined above. We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, and training revenues, depending on the nature of the service for which the out-of-pocket expenses were incurred.
If a customer is specifically identified as a bad debtor, we stop recognizing revenue except to the extent of fees that have already been collected.
164      SAP Annual Report 2009

Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue unless we obtain a separate identifiable benefit for the contribution and the fair value of the benefit is reasonably estimable.
Cost of Software and Software-Related Services
Cost of software and software related services includes the cost incurred in producing the goods and providing the services that generate software and software-related service revenue. Consequently this line item includes employee expenses relating to these services, amortization of acquired intangibles, third party licenses, shipping and ramp-up cost, etc.
Cost of Professional Services and Other Services
Cost of professional services and other services includes the cost incurred in providing the services that generate professional service and other service revenue. The item also includes sales and marketing expenses related to our professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services.
Research and Development
Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates and enhancements) including resource and hardware costs for the development systems.
Development activities involve the application of research findings or other knowledge to a plan or design of new or substantially improved software products before the start of commercial use. Development expenditures are capitalized only if all of the following criteria are met:
▪	The development cost can be measured reliably
▪	The product is technically and commercially feasible
▪	Future economic benefits are probable
▪	We intend to complete development and market the product
We have determined that these criteria are not cumulatively met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. Consequently, all research and development costs are expensed as incurred.
Sales and Marketing
Sales and marketing includes costs incurred for the selling and marketing activities related to our software solutions and software-related service portfolio.
General and Administration
General and administration includes costs related to finance and administrative functions as long as they are not directly attributable to one of the other operating expense line items.
Government Grants and Assistance
We record government grants when it is reasonably assured that we will comply with the relevant conditions and that the grant will be received. Our government grants generally represent subsidies for activities specified in the grant. As a result, government grants are recognized when earned as a reduction of the expenses recorded for the cost that the grants are intended to compensate. Government assistance that takes the form of a tax credit is recognized as a reduction of income tax.
Leases
We are a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.
Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. The incentives are amortized over the life of the lease and the rent expense is recognized on a straight-line basis over the life of the lease. The same applies to contractually-agreed future increases of rents.
Consolidated Financial Statements IFRS      165

Income Tax
Deferred taxes are accounted for under the liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the Statements of Financial Position and their respective tax bases and on the carryforwards of unused tax losses and unused tax credits. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, and unused tax credits can be utilized.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss, unless related to items directly recognized in equity, in the period that includes the respective enactment date.
The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.
Share-Based Compensation
Share-based compensation covers cash-settled and equity-settled awards issued to employees.
The fair values of both equity-settled and cash-settled awards are measured at grant date using an option-pricing model.
The fair value of equity-settled awards is not subsequently remeasured. The grant-date fair value of equity-settled awards is recognized as personnel expense in profit or loss over the period in which the employees become unconditionally entitled to the rights, with a corresponding increase in share premium. The amount recognized as an expense is adjusted to reflect the actual number of equity-settled awards options that ultimately vest.
For the share-based payment plans that are settled by paying cash rather than by issuing equity instruments, a liability is recorded for the rights granted reflecting the vested portion of the fair value of the rights at the reporting date. Personnel expense – including the effects of any changes in fair value of the awards – is accrued over the period the beneficiaries are expected to perform the related service (vesting period), with a corresponding increase in liabilities. Cash-settled awards are remeasured to fair value at each Statement of Financial Position date until the award is settled. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss. The amount of unrecognized compensation expense related to non-vested share-based payment arrangements granted under our cash-settled plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share which we cannot reasonably predict.
In the event we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.
For more information about our share-based compensation plans, see Note (28).
166      SAP Annual Report 2009

Other Components of Equity
Other components of equity include the following:
▪	Currency effects arising from the translation of the financial statements of our foreign operations as well as the currency effects from intercompany long-term monetary items for which settlement is neither planned nor likely to occur in the foreseeable future

▪	Unrealized gains and losses on available-for-sale financial assets

▪	Gains and losses on cash flow hedges comprised of the net change in fair value of the effective portion of the respective cash flow hedges that have not yet impacted profit or loss.
Earnings per Share
We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing profit after tax attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised or converted.
Financial Assets
Our financial assets comprise cash and cash equivalents (highly liquid investments with original maturities of three months or less), loans and receivables, acquired equity and debt investments, and derivative financial instruments (derivatives) with positive fair values.
These assets are recognized and measured in accordance with IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). Accordingly, financial assets are recognized in the Consolidated Statements of Financial Position if we have a contractual right to receive cash or other financial assets from another entity. Regular way purchases or sales of financial assets are recorded at the trade date. Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. Interest-free or below-market-rate loans and receivables are initially reflected at the present value of the expected future cash flows. The subsequent measurement depends on the classification of our financial assets to the following categories according to IAS 39:
▪	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are neither quoted in an active market nor intended to be sold in the near term. This category comprises trade receivables, receivables and loans included in other financial assets, and cash and cash equivalents. We carry loans and receivables at amortized cost less impairment losses. Interest income from items assigned to this category is determined using the effective interest method if the time value of money is material. For further information on trade receivables see the Trade and other Receivables section.
▪	Available-for-sale financial assets: Available-for-sale financial assets are non-derivative financial assets that are not assigned to any of the two other categories and mainly include equity investments and debt investments. If readily determinable from market data, available-for-sale financial assets are accounted for at fair value, with changes in fair value being reported net of tax in other components of equity. Fair value fluctuations are not recognized in profit or loss until the assets are sold or impaired. Available-for-sale financial assets for which no market price is available and whose fair value cannot be reliably estimated in the absence of an active market are carried at cost less impairment losses.
▪	Financial assets at fair value through profit or loss: Financial assets at fair value through profit or loss only comprise those financial assets that are held for trading as we do not designate financial assets at fair value through profit or loss on initial recognition. This category solely contains positive fair values from embedded and freestanding derivatives, except where hedge accounting is applied. All changes in the fair value of financial assets in this category are immediately recognized in profit or loss. For further information on derivatives see the Derivatives section.
Consolidated Financial Statements IFRS      167

All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment charges in the amount of the difference of the assets’ carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in finance income, net. For available-for-sale financial assets such impairment charges directly reduce the assets’ carrying amount while impairments on loans and receivables are recorded using allowance accounts. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Impairment losses are reversed if the reason for the original impairment loss no longer exists. No such reversals are made for available-for-sale equity investments.
Income/expenses and gains/losses on financial assets consist of impairment charges and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets. Dividend income is recognized when earned. Interest income is recognized based on the effective interest method. Neither dividend nor interest income are included in net gains/losses at the time of disposal. Financial assets are derecognized when contractual rights to receive cash flows from the financial assets expire or the financial assets are transferred together with all material risks and benefits.
Investments in Associates
Companies in which we do not have a controlling financial interest, but over which we can exercise significant operating and financial influence (associates) are accounted for using the equity method.
Derivatives
We account for derivatives and hedging activities in accordance with IAS 39 at fair value.
Derivatives without Designated Hedge Relationship
Many transactions constitute economic hedges and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. For the hedging of currency risks inherent in foreign currency denominated, recognized monetary assets and liabilities we do not designate our held-for-trading derivative financial instruments as accounting hedges, as the realized profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the realized profits or losses from the derivatives.
Embedded Derivatives
We occasionally have contracts that require payment streams in currencies other than the functional currency of either party to the contract. Such embedded foreign currency derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
Derivatives with Designated Cash Flow Hedge Relationship
Derivatives which are part of a hedging relationship that qualifies for hedge accounting under IAS 39 are carried at their fair value. We designate and document the hedge relationship including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the unrealized gain or loss on the derivative instrument determined to be an effective hedge is recognized in other components of equity. We subsequently
168      SAP Annual Report 2009

reclassify the portion of gains or losses in the Consolidated Statements of Comprehensive Income to the Consolidated Income Statements when the hedged transaction affects profit or loss. The ineffective portion of gains or losses is recognized in the Consolidated Income Statements immediately. For detailed information on our hedges, see Note (26).
Valuation and Testing of Effectiveness
The fair value of our derivatives is calculated by discounting the expected future cash flows using relevant interest rates, and spot rates over the remaining lifetime of the contracts.
Gains or losses on the spot price and the intrinsic values of the derivatives designated and qualifying as cash-flow hedges are recognized directly in other components of equity, while gains and losses on the interest element and on the time values excluded from the hedging relationship are recognized in profit or loss immediately.
The effectiveness of the hedging relationship is tested prospectively and retrospectively. Prospectively, we apply the critical terms match for our foreign currency hedges as currencies, maturities, and the amounts are identical for the forecasted transactions and the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, we also apply the critical terms match as the notional amounts, currencies, maturities, basis of the variable legs (EURIBOR), reset dates, and the dates of the interest and principal payments are identical for the debt instrument and the corresponding interest rate swaps. Therefore, over the life of the hedging instrument, the changes in cash flows of the hedging relationship components will offset the impact of fluctuations of the underlying forecasted transactions.
Retrospectively, effectiveness is tested on a cumulative basis applying the Dollar Offset Method by using the Hypothetical Derivative Method. Under this approach, the change in fair value of a constructed hypothetical derivative with terms reflecting the relevant terms of the hedged item is compared to the change in the fair value of the hedging instrument employing its relevant terms. The hedge is deemed highly effective if the results are within the range 80% to 125%.
Trade and Other Receivables
Trade receivables are recorded at invoiced amounts less sales allowances and an allowance for doubtful accounts. We record these allowances on a specific review of all significant outstanding invoices. When analyzing the recoverability of our trade receivables, we consider the following factors:
–	First, we consider the financial solvency of specific customers and record an allowance for specific customer balances when we believe it is probable that we will not collect the amount due according to the contractual terms of the arrangement.
–	Second, we evaluate homogenous portfolios of trade receivables according to their default risk primarily based on the age of the receivable and historical loss experience, but also taking into consideration general market factors that might impact our trade receivable portfolio, such as the current economic crisis. We record a general bad debt allowance to record impairment losses for a portfolio of trade receivables when we believe that the age of the receivables indicates that it is probable that a loss has occurred and we will not collect some or all of the amounts due.
Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.
In our Consolidated Income Statements bad debt allowances for a portfolio of trade receivables are recorded as other operating expense, whereas bad debt allowances for specific customer balances are recorded in cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.
Included in trade receivables are unbilled receivables related to fixed-fee and time-and-material consulting arrangements for contract work performed to date.
Consolidated Financial Statements IFRS      169

Other Non-financial Assets
Other non-financial assets are recorded at amortized cost, which approximates fair value due to their short-term nature.
We capitalize the discount of our loans to employees as prepaid expenses and release it ratably to personnel expenses.
Goodwill
Goodwill represents the excess of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquired business and the fair value of any previously held equity interest of the acquired business, over the fair value of the identifiable net assets acquired.
We do not amortize goodwill but test it for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash-generating unit is less than its carrying value. In respect to at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.
Intangible Assets
Purchased intangible assets with finite useful lives are recorded at acquisition cost and are amortized either based on expected usage or on a straight-line basis over their estimated useful lives ranging from two to 16 years. All of our intangible assets, with the exception of goodwill, have finite useful lives and are therefore subject to amortization.
We recognize acquired in-process research and development projects as an intangible asset separate from goodwill if a project meets the definition of an asset. Amortization for these intangible assets starts when the projects are complete and the developed software is taken to the market. We typically amortize these intangibles over five years.
Property, Plant, and Equipment
Property, plant, and equipment are carried at acquisition cost plus the fair value of related asset retirement costs, if any and if reasonably estimable, and less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.
Property, plant, and equipment are depreciated over their expected useful lives, generally using the straight-line method. Land is not depreciated.
Useful Lives of Property, Plant, and Equipment

Useful Lives of Property,
Plant, and Equipment
Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years
Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the term used reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first put into operation.
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Impairment of Goodwill and Non-current Assets
The recoverable amount of goodwill is estimated each year at the same time. Furthermore, we review non-current assets, such as property, plant, equipment, and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable.
For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or CGU). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Goodwill acquired in a business combination is allocated to segments that are expected to benefit from the synergies of the combination. This allocation represents our management approach. As a result, we measure impairment for goodwill at the segment level.
The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.
Impairment losses for non-current tangible and intangible assets recognized in the prior periods are assessed at each reporting date for indicators that the loss has decreased or no longer exists. Accordingly, if there is an indication that the reasons that caused the impairment no longer exist we would consider the need to reverse all or a portion of the impairment through profit or loss.
Contingent Assets
We carry insurance policies to offset the expenses associated with defending against litigation matters. We recognize these reimbursements in profit or loss when it is virtually certain that the reimbursement will be received and retained by us when we settle the related obligation.
Liabilities
Financial Liabilities
Financial liabilities include trade and other payables, bank loans and other financial liabilities which comprise derivative and non-derivative financial liabilities.
They are recognized and measured in accordance with IAS 39. Accordingly, financial liabilities are recognized in the Consolidated Financial Statements if we have a contractual obligation to transfer cash or another financial asset to another party. Financial liabilities are initially recognized at fair value, which in the case of financial liabilities not at fair value through profit or loss includes directly attributable transaction costs. If material, financial liabilities are discounted to present value based on prevailing market rates adjusted for credit risk, with the discount being recognized over time as interest expense. The subsequent measurement depends on the allocation of financial liabilities to the following categories according to IAS 39:
▪	Financial liabilities at fair value through profit or loss only comprise those financial liabilities that are held for trading as we do not designate financial liabilities at fair value through profit or loss on initial recognition. This category solely contains negative fair values from embedded and other derivatives, except where hedge accounting is applied. All changes in the fair value of financial liabilities in this category are immediately recognized in profit or loss. For further information on derivatives, see the Derivatives section.
▪	Financial liabilities at amortized cost include all non-derivative financial liabilities not quoted in an active market which are measured at amortized cost using the effective interest method.
Consolidated Financial Statements IFRS      171

Expenses and gains/losses on financial liabilities consist of interest expenses, and gains and losses from the disposal of such liabilities. Interest expense is recognized based on the effective interest method.
Financial liabilities are derecognized when the contractual obligation is discharged, canceled or has expired.
Non-financial Liabilities
Other non-financial liabilities with fixed or determinable payments that are not quoted in an active market are mainly the result of obligations to employees and fiscal authorities and are generally measured at amortized cost.
Provisions
Provisions are recorded when it is more likely than not that we have a legal or constructive obligation to third parties as a result of a past event, the amount can be reasonably estimated, and it is probable that there will be an outflow of future economic benefits. We regularly adjust provisions as further information develops or circumstances change. Non-current provisions are reported at the present value of their expected settlement amounts as at the date of Statement of Financial Position. Discount rates are regularly adjusted to current market interest rates.
Our software contracts usually contain general warranty provisions guaranteeing that the software will perform according to SAP’s stated specifications for six to twelve months. At the time of the sale or license of our software covered by such warranty provisions, we record a provision for warranty obligations based on the historical average cost of fulfilling our obligations, which we classify as a current obligation.
A provision for restructuring is recognized when we have approved a detailed and formal restructuring plan and the restructuring has commenced or has been announced.
Post-Employment Benefits
We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19. The assumptions used to calculate pension liabilities and costs are shown in Note (19a). As a result of the actuarial calculation for each plan we recognize an asset or liability for the overfunded or underfunded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Changes in the amount of the defined benefit obligation or plan assets resulting from demographic and financial data different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all actuarial gains and losses directly in retained earnings.
SAP’s pension benefits are classified as defined contribution plans if the payment to a separate fund relieves SAP of all obligations from the pension plan. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss when paid or due.
Deferred Income
Deferred income is recognized as software revenue, support revenue, professional service revenue, or other revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met, for example, when the related services are performed or when the discounts are used.
172      SAP Annual Report 2009

Treasury Shares
Treasury shares are recorded at acquisition cost and are presented as a deduction from total equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to share premium on an after-tax basis. On cancellation of treasury shares any excess over the calculated par value is charged to retained earnings.
Presentation in the Consolidated Statements of Cash Flows
We classify interest and taxes paid as well as interest and dividends received as cash flows from operating activities. Dividends paid are classified as financing activities.
(3c) Management Judgments and Sources of Estimation Uncertainty
The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities.
We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results could differ from original estimates.
The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, are:
▪	Revenue recognition
▪	Valuation of trade receivables
▪	Accounting for share-based compensation
▪	Accounting for income tax
▪	Accounting for business combinations
▪	Subsequent accounting for goodwill and other intangibles
▪	Accounting for legal contingencies
▪	Recognition of internally generated intangible assets from development
Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board.
Revenue Recognition
As described in the Revenue Recognition section of Note (3b), we do not recognize revenue before persuasive evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. The determination of whether the amount of revenue can be measured reliably or whether the fees are collectible is inherently judgmental as it requires estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. The timing and amount of revenue recognition can vary depending on what assessments have been made.
Consolidated Financial Statements IFRS      173

In most of our revenue-generating arrangements we sell to the customer more than one product solution or service. Additionally, we have ongoing relationships with many of our customers and often enter into several transactions with the same customer within close proximity in time. We therefore have to determine:
▪	Which arrangements with the same customer are to be accounted for as one arrangement

▪	Which deliverables under one arrangement are to be accounted for separately and

▪	How to allocate the total arrangement fee to the individual elements of one arrangement
The determination of whether different arrangements with the same customer are to be accounted for as one arrangement is highly judgmental as it requires us to evaluate whether the arrangements are negotiated together or linked in any other way. The timing and amount of revenue recognition can vary depending on whether two arrangements are accounted for separately or as one arrangement.
We do not account separately for software and other deliverables under an arrangement if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the software. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised because software revenue which may otherwise have been recognized up front is recognized over the term of providing the essential deliverable.
We also do not account separately for different deliverables under an arrangement if we have no basis for allocating the overall arrangement fee to the different elements of the arrangement. We believe that such allocation basis exists if we can demonstrate for each undelivered element of the arrangement a company-specific objective evidence of fair value as further defined in the Revenue Recognition section of Note (3b). Judgment is required in the determination of company-specific evidence of fair value which may impact the timing and amount of revenue recognized depending on:
▪	Whether company-specific evidence of fair value can be demonstrated for the undelivered elements of a software arrangement
▪	The approaches used to demonstrate company-specific evidence of fair value
Additionally, our revenues would be significantly different if we applied a revenue allocation policy other than the residual method.
Revenues from consulting, other professional service, as well as custom software development projects are determined by applying the percentage of completion method of revenue recognition. The percentage of completion method requires us to make estimates about total revenues, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenues recognized and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenues and contract costs are accounted for as cumulative catchup adjustments to the reported revenues for the applicable contract.
Valuation of Trade Receivables
As described in the Trade and Other Receivables section in Note (3b), we account for impairments of trade receivables by recording sales allowances and allowances for doubt- ful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is
174      SAP Annual Report 2009

collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental as history may not be indicative of future development, particularly in the unusual and extreme global economic circumstances resulting from the global financial crisis. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements, and our net income could be adversely affected if actual credit losses exceed our estimates.
Accounting for Share-Based Compensation
As described in Note (28), we have issued both equity-settled as well as cash-settled share-based compensation plans.
We use certain assumptions in estimating the fair values for our share-based compensation plans, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, final payout for these plans also depends on our share price at the respective exercise dates. All these assumptions may significantly impact the fair value determination and thus the amount and timing of our share-based compensation expenses. Furthermore, the fair values of the options granted under our 2009 plans (STAR PP and SOP PP) are dependent on our outperformance against the Tech Peer Group Index (TechPGI) since grant date, the volatility and the expected correlation between the market price of this index, and our share price.
For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the development of our share price will be the most relevant factor. In respect to our plans granted in 2009 (SOP PP and STAR PP), we believe that future pay-out will be significantly impacted not only by our share price but also by the requirement to outperform the TechPGI. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model respectively future payout.
Accounting for Income Tax
We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income tax we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgments are necessary in determining our worldwide income tax provisions. We have made reasonable estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Such judgments can have a material effect on our income tax expense, income tax provision, and net income.
The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires management judgments, estimates, and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including our past operating results and our forecast of future taxable profit. Our judgments regarding future taxable profit are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of our net deferred tax assets.
For further information on our income tax, see Note (11).
Consolidated Financial Statements IFRS      175

Accounting for Business Combinations
In our accounting for business combinations, judgment is required in identifying whether an intangible asset is identifiable, i.e. to be recorded separately from goodwill. Additionally, estimating the acquisition date fair values of the identifiable assets acquired and liabilities assumed involves considerable management judgment. The necessary measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our results of operations for several reasons, among which are the following:
▪	Fair values assigned to assets subject to depreciation and amortization affects the amounts of depreciation and amortization to be recorded in operating profit in the periods following the acquisition.
▪	Subsequent negative changes in the estimated fair values of assets may result in additional expense from impairment charges.
▪	Subsequent changes in the estimated fair values of liabilities and provisions may result in additional expense (if increasing the estimated fair value) or additional income (if decreasing the estimated fair value).
Subsequent Accounting for Goodwill and Other Intangibles As described in the Intangible Assets section in Note (3b), all our intangible assets other than goodwill have finite useful lives. Consequently, the depreciable amount of the intangible assets is allocated on a systematic basis over their useful lives. Judgment is required in:
▪	The determination of the useful life of an intangible asset as this determination is based on our estimates regarding the period over which the intangible asset is expected to produce economic benefits to us.
▪	The determination of the amortization method as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us.
Both, the amortization period and the amortization method have an impact on the amortization expenses that are recorded in each period.
In making impairment assessments for our intangible assets and goodwill, we use certain assumptions and estimates about future cash flows, which are complex and require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts and estimation of our weighted-average cost of capital. Due to these factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using the discounted cash flow method. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our reported financial results.
Additionally, the results of goodwill impairment tests may depend on the allocation of goodwill to cash-generating units. This allocation is judgmental as it is based on our estimates regarding which cash-generating units are expected to benefit from the synergies of the respective business combination.
We did not record any significant impairment charges on our goodwill or intangible assets during fiscal year 2009. Although we do not currently have an indication of any significant impairment, there can be no assurance that impairment charges will not occur in the future. For more information, see Note (16).
176      SAP Annual Report 2009

Accounting for Legal Contingencies
As described in Note (24), currently we are involved in various claims and legal proceedings. We review the status of each significant matter on at least a quarterly basis and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. This judgment is particularly required in:
▪	The determination whether an obligation exists,
▪	The determination of the probability of outflow of economic benefits,
▪	The determination whether the amount of obligation is estimable, and
▪	The estimate of the obligation.
Due to uncertainties relating to these matters, provisions are based on the best information available at the time.
At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our results of operations and financial position. The effects of changes in estimates of potential liabilities related to our legal contingencies had no material impact on 2009, 2008, or 2007 results.
Recognition of Internally Generated Intangible Assets from Development
Under IFRS, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development and the demonstration how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.
We believe that the determination whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in the following areas:
▪	The determination whether activities should be considered research activities or development activities;
▪	The determination whether the conditions for recognizing an intangible asset are met requires assumptions about future market conditions, customer demand and other developments;
▪	The term ‘technical feasibility’ is not defined in IFRS, and therefore the determination whether completing an asset is technically feasible requires a company-specific and necessarily judgmental approach;
▪	The determination of the future ability to use or sell the intangible asset arising from the development and the determination of probability of future benefits from sale or use, and
▪	The determination whether a cost is directly or indirectly attributable to an intangible asset and whether a cost is necessary for completing a development.
(3d) New Accounting Standards Adopted/Early Adopted in the Current Period
In March 2007, the IASB issued an amendment to IAS 23 Borrowing Costs (IAS 23). The amendment mainly relates to the elimination of the option to immediately recognize borrowing costs as an expense attributable to the acquisition, construction, or production of a qualifying asset. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such qualifying assets defined as assets that take a substantial period of time to get ready for use or sale. IAS 23 does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. IAS 23 applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. We have historically capitalized borrowing costs for qualifying assets. Therefore, the adoption of IAS 23 had no impact on our Consolidated Financial Statements.
Consolidated Financial Statements IFRS      177

In June 2007, the IFRIC issued IFRIC Interpretation 13 Customer Loyalty Programmes (IFRIC 13), which addresses accounting by entities that grant loyalty award credits (such as points or travel miles) to customers who buy goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. IFRIC 13 is effective for fiscal years beginning on or after January 1, 2009 and required to be applied retrospectively. As a result of the retrospective first-time application, we adjusted the January 1, 2007 retained earnings balance by € 12 million. The effect on the Consolidated Income Statements as well as earnings per share was immaterial for the years ended December 31, 2009, 2008, and 2007.
In September 2007, the IASB issued a revision to IAS 1 Presentation of Financial Statements (IAS 1). The standard separates owner and non-owner changes in equity. Therefore, the statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented in a reconciliation of each component of equity. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed to statement of financial position, the cash flow statement is renamed to the statement of cash flows and the statement of comprehensive income has been introduced). The statement of comprehensive income presents all items of recognized income and expense, either in one single statement, or in two linked statements. The revision of IAS 1 is effective for fiscal years beginning on or after January 1, 2009. The adoption of IAS 1 did not significantly change the current presentation of our Consolidated Financial Statements.
In January 2008, the IASB issued IFRS 2 (revised 2008) Vesting Conditions and Cancellations (IFRS 2). IFRS 2 amends IFRS 2 Share-Based Payment to clarify the terms “vesting condition” and “cancellations.” IFRS 2 is effective for fiscal years beginning on or after January 1, 2009. The adoption of IFRS 2 did not have a significant impact on our Consolidated Financial Statements.
In January 2008, the IASB issued the revised standards IFRS 3 Business Combinations (IFRS 3 (2008)) and IAS 27 Consolidated and Separate Financial Statements (IAS 27). The revisions result in several changes in the accounting for business combinations. One of those changes requires us to expense acquisition-related charges immediately, whereas the previous version of IFRS 3 required capitalization of these charges. IFRS 3 (2008) and IAS 27 are effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. SAP has decided to adopt these revisions as of January 1, 2009. The adoption of these revisions did not have a significant impact on our Consolidated Financial Statements.
In February 2008, the IASB issued an amendment to IAS 32 Financial Instruments: Disclosure and Presentation – Puttable Instruments and Obligations Arising on Liquidation (IAS 32). The purpose of the amendment is to provide detailed guidance on the presentation of puttable financial instruments and obligations arising only on liquidation in the Statement of Financial Position. The amendment of IAS 32 is effective for fiscal years beginning on or after January 1, 2009. The adoption of IAS 32 did not have an impact on our Consolidated Financial Statements.
178      SAP Annual Report 2009

In May 2008, the IASB issued Improvements to IFRSs – a collection of amendments to several International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard are mainly effective for annual periods beginning on or after January 1, 2009. The adoption of these amendments did not have a significant impact on our Consolidated Financial Statements.
In July 2008, the IFRIC issued IFRIC Interpretation 16 Hedges of a Net Investment in a Foreign Operation (IFRIC 16), which provides interpretative guidance on several aspects of hedge accounting. IFRIC 16 is effective for fiscal years beginning on or after October 1, 2008. The adoption of IFRIC 16 did not have an impact on our Consolidated Financial Statements.
In October 2008, the IASB issued an amendment to IAS 39 Financial Instruments: Recognition and Measurement: Reclassification of Financial Assets (IAS 39). The amendment permits reclassification of some financial instruments out of the fair-value-through-profit-or-loss category (FVTPL) and out of the available-for-sale category. In the event of reclassification, additional disclosures are required under IFRS 7. IAS 39 is effective for fiscal years beginning on or after July 1, 2008. We did not reclassify any financial instruments based on the application of the amendment; therefore the adoption of the amendment to IAS 39 did not have an impact on our Consolidated Financial Statements.
In January 2009, the IFRIC issued IFRIC Interpretation 18 Transfers of Assets from Customers (IFRIC 18), which clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. IFRIC 18 must be applied prospectively to transfers of assets from customers received on or after July 1, 2009. The adoption of IFRIC 18 did not have an impact on our Consolidated Financial Statements.
In March 2009, the IASB issued an amendment to IFRS 7 Improving Disclosures about Financial Instruments (IFRS 7). The amendments require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the new disclosure requirements:
▪	Clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument

▪	Add disclosure for any change in the method of determining fair value and the reasons for the change

▪	Establish a three-level hierarchy for making fair value measurements:
1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

2.	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2)

3.	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3)
▪	Add disclosure, for each fair value measurement in the statement of financial position, of which level in the hierarchy was used and any transfers between levels, with additional disclosures whenever level 3 is used including a measure of sensitivity to a change in input data

▪	Clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts

▪	Add disclosure of a maturity analysis for derivative financial liabilities
Consolidated Financial Statements IFRS     179

The amendment is effective for fiscal years beginning on or after January 1, 2009. Earlier application is permitted. The adoption resulted in additional disclosures but did not have an effect on any assets, liabilities, revenues, expenses, or cash flows.
In March 2009, the IASB issued Embedded Derivatives: Amendments to IFRIC 9 and IAS 39 (IFRIC 9). IFRIC 9 amends IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement to clarify the accounting treatment of embedded derivatives for entities that make use of the reclassification amendment issued by the IASB in October 2008 Financial Instruments: Recognition and Measurement: Reclassification of Financial Assets, which is described above. IFRIC 9 also clarifies that, on reclassification of a financial asset out of the fair value through profit or loss category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments apply retrospectively and are required to be applied for annual periods ending on or after June 30, 2009. The adoption of these amendments did not have an impact on our Consolidated Financial Statements since we have not made use of the reclassification amendment.
(3e) New Accounting Standards Not Yet Adopted
In July 2008, the IASB issued an amendment to IAS 39 Financial Instruments: Recognition and Measurement: Eligible Hedged Items (IAS 39). The amendment addresses the designation of a one-sided risk in a hedged item and the designation of inflation in particular situations. The amendment applies to hedging relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. We do not expect that the amendment of IAS 39 will have a significant impact on our Consolidated Financial Statements.
In April 2009, the IASB issued Improvements to IFRSs – a collection of amendments to several International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The European Union has not yet endorsed these improvements. We do not expect these amendments to have a significant impact on our Consolidated Financial Statements.
In October 2009, the IASB issued amendments to IAS 32 Financial Instruments: Presentation (IAS 32), which addresses the accounting for rights issues (rights, options, or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of currencies) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment issued requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The amendments are effective for annual periods beginning on or after February 1, 2010, with earlier application permitted. We do not expect this amendment to have an impact on our Consolidated Financial Statements.
In November 2009, the IASB issued an amendment to IAS 24 (revised 2009) Related Party Disclosures (IAS 24). The purpose of the revision is to simplify the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. In addition, IAS 24 provides a partial exemption from the disclosure requirements for government-related entities by focusing disclosure on significant transactions. The revision is effective for fiscal years beginning on or after January 1, 2011. Earlier application is permitted. IAS 24 has not yet been adopted by the European Union. We do not expect the revision of IAS 24 to have a significant impact on our Consolidated Financial Statements.
180     SAP Annual Report 2009

In November 2009, the IASB issued IFRS 9 Financial Instruments on the classification and measurement of financial assets. The new standard represents the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) with IFRS 9 Financial Instruments (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. IFRS 9 has not yet been adopted by the European Union. We are currently determining what impact the adoption of IFRS 9 will have on our Consolidated Financial Statements.
In November 2009, the IASB issued an amendment to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (IFRIC 14). The amendments apply when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements.
The amendments require such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011, with early adoption permitted. The amendments must be applied retrospectively. The European Union has not yet endorsed IFRIC 14. We do not expect this amendment to have an impact on our Consolidated Financial Statements.
In November 2009, the IFRIC issued Extinguishing Financial Liabilities with Equity Instruments (IFRIC 19), which provides guidance on how to account for the extinguishment of a financial liability by the issuance of equity instruments. IFRIC 19 is effective for annual periods beginning on or after July 1, 2010, with early adoption permitted. The European Union has not yet endorsed these amendments. We do not expect this amendment to have an impact on our Consolidated Financial Statements.
(4) Business Combinations
In 2009, we concluded the following business combinations which are immaterial individually and in the aggregate to SAP:
Acquired Businesses

			Acquired
Business Acquired	Sector	Acquisition Type	Voting Interest	Acquisition Date
Sky Data Systems Inc., San Mateo, CA, USA	Privately held company specialized in mobile CRM software solutions	Asset purchase	—	May 28, 2009

Clear Standards Inc., Sterling, VA, USA	Privately held company specialized in software solutions for the management of carbon emissions	Share purchase	100%	June 2, 2009

Highdeal S.A., Caen, France	Privately held company specialized in pricing, charging, and rating software solutions for the telecommunications industry	Share purchase	100%	June 2, 2009

SAF AG, Tägerwilen, Switzerland	Publicly listed company specialized in ordering and forecasting software solutions for the retail, logistics, and industrial sectors	Share purchase	71%	Sept. 4, 2009

SOALogix Inc., Reston, VA, USA	Privately held company specialized in software solutions which manage the flow of information among people, business processes, and applications and which integrate industry specific project management solutions with SAP’s Portfolio and Project Management solutions	Asset purchase	—	Dec. 1, 2009
The results of these acquired businesses have been included in our Consolidated Income Statements since the respective acquisition dates. All of the acquired businesses develop and/or sell software in specific areas of strategic
Consolidated Financial Statements IFRS     181

interest to us. The aggregate consideration transferred of all acquisitions amounted to € 68 million net of cash received, and was paid in cash. The acquisition-related cost recognized in general and administration expense is € 2 million.
The amounts recognized as of the acquisition dates for each major class of assets acquired and liabilities assumed were as follows:
Purchase Price Allocation

			Fair Value
	Pre-		of Assets
	Acquisition		Acquired and
	Carrying	Fair Value	Liabilities
€ millions	Amount	Adjustment	Assumed
Cash and cash equivalents	27	0	27
Other financial assets	1	0	1
Trade and other receivables (net of €240,000 reserves)	5	0	5
Other non-financial assets	2	2	4
Property, plant, and equipment	1	0	1
Intangible assets	0	32	32
Goodwill	0	42	42
Current and deferred tax assets	0	9	9
Total assets	36	85	121
Trade accounts payable	1	2	3
Current and deferred tax liabilities	3	4	7
Provisions and other non-financial liabilities	3	2	5
Deferred revenues	2	- 1	1
Total liabilities	9	7	16
Net assets	27	78	105
thereof attributable to owners of parent			95
thereof attributable to non-controlling interest			10
Acquisition cost			95
Cash acquired			27
Acquisition cost net of cash			68
Total changes to goodwill amount to € 41 million, of which € 42 million are attributable to 2009 acquisitions. Due to a lower than expected contingent consideration payment the goodwill for an acquisition in previous years was reduced by € 1 million.
The non-controlling interest related to our acquisition of SAF AG has been recognized at the proportionate share of the identifiable assets and liabilities. We have therefore elected not to recognize goodwill for the non-controlling interests of SAF AG.
Due to the fact that we integrate our acquired businesses into our overall operations very quickly and that some business combinations were concluded in the form of asset deals, the additional revenue and net operating result attributable to these entities since the acquisition date and included in the Consolidated Income Statements is not representative of the benefit these entities provide to SAP. Our revenue and profit after tax would not have been materially different from the numbers presented in our Consolidated Income Statements had January 1, 2009, been the acquisition date for all business combinations that occurred in 2009.
We have not yet finalized the purchase price allocation of our business combinations concluded during the second half of 2009, because we acquired intangible assets and contingent liabilities for which we are still evaluating our acquisition date fair value assumptions.
We assigned the following amounts to identifiable intangible assets:
Identifiable Intangible Assets Acquired as Part of Business Combinations in 2009

	Total
	Intangible	Estimated
	Assets	Useful Lives
€ millions	Acquired	(in Years)
Customer contracts	3	6 to 7
Intellectual property	28	5 to 6
Trade name	0	2
In-process research and development	1	5 years after completion
Identifiable intangible assets acquired	32
182     SAP Annual Report 2009

There were no identifiable intangible assets that have not been separately recorded.
Goodwill recognized for our 2009 business combinations were assigned to our Product, Consulting, and Training segment as follows:
Assignment of Acquired Goodwill to Segments

€ millions
Product	38
Consulting	2
Training	1
Sum	41
Factors that make up the goodwill recognized include synergies from combining the acquirees’ operations with our operations and the workforce of the acquirees, which do not qualify for separate recognition as intangible assets. We expect € 3 million of the goodwill recognized in 2009 to be deductible for tax purposes.
Prior Year Business Combinations
In 2008, we acquired the outstanding shares of two unrelated companies and the net assets of two other unrelated businesses. The results of these acquired businesses have been included in our Consolidated Income Statements since the respective acquisition dates. Business combinations in 2008 were as follows:
Prior Year Business Combinations

Business Acquired	Sector	Acquisition Type	Acquisition Date
Business Objects S.A., Levallois-Perret, France	Public entity (NASDAQ: BOBJ; Euronext Paris ISIN: FR0004026250), specialized in business intelligence software solutions	Share purchase	Jan. 21, 2008

Analytics Inc., New Haven, CT, USA	Privately held entity specialized in e-procurement and procurement-related analysis software	Asset purchase	June 13, 2008

Visiprise Inc., Alpharetta, GA, USA	Privately held entity specialized in manufacturing execution software solutions	Share purchase	July 22, 2008

Ness Technologies, Tel Aviv, Israel	Public entity (NASDAQ: NSTC) which is a global provider of IT services and solutions. Ness sold its Israel sales and distribution division to SAP	Asset purchase	Aug. 14, 2008
All transactions, except the acquisition of Business Objects, were immaterial to SAP individually and in the aggregate. All of the acquired businesses developed and/or sold software in specific areas of strategic interest to us. The aggregate purchase price of all business combinations, excluding Business Objects, amounted to € 91 million net of cash received. This was paid in cash except for earn-out conditions which were recognized as liabilities. The purchase price was allocated as follows:
Consolidated Financial Statements IFRS     183

Purchase Price Allocation Prior Year (excl. Business Objects)

			Fair Value
	Pre-		of Assets
	Acquisition		Acquired and
	Carrying	Fair Value	Liabilities
€ millions	Amount	Adjustment	Assumed
Cash and cash equivalents	9	0	9
Other financial assets	0	0	0
Trade accounts receivable	3	0	3
Other non-financial assets	1	1	2
Property, plant, and equipment	1	0	1
Intangible assets	8	27	35
Goodwill	6	53	59
Current and deferred tax assets	0	12	12
Total assets	28	93	121
Accounts payable	1	0	1
Financial liabilities	0	0	0
Tax, deferred tax and related liabilities	0	9	9
Other non-financial liabilities and provisions	8	0	8
Deferred revenues	6	- 3	3
Total liabilities	15	6	21
Net assets	13	87	100
Acquisition cost			100
Cash acquired			9
Acquisition cost net of cash			91
Due to the fact that we integrate our acquired businesses into our overall operations very quickly and that some business combinations were concluded in the form of asset deals, we cannot determine the additional revenue and net operating profit attributable to these entities since the acquisition date or for the full year.
Acquisition of Business Objects
Business Objects is a provider of business intelligence solutions. Through a combination of technology, consulting, education services, and its partner network, Business Objects provides information and business decision-making resources to small and large companies. Business Objects had dual headquarters in San José, California, and Levallois-Perret, France. Before our acquisition, its stock was traded on both the NASDAQ (in the form of American depositary receipts - ADRs) and the Euronext Paris stock exchanges. We acquired substantially all of the outstanding shares of Business Objects during the first two months of 2008, except a very small number of shares (0.02% of the share capital) that were held by employees and were restricted under local law. Our acquisition took the form of a tender offer under French and U.S. law for all Business Objects’ common stock, all ADRs representing Business Objects’ common stock, and all convertible bonds and warrants issued by Business Objects.
Under the terms of the tender offer agreement, we made a cash offer of € 42.00 per share of common stock and the U.S. dollar equivalent of € 42.00 per Business Objects ADR, determined using the euro to U.S. dollar exchange rate on settlement of the tender offers, of € 50.65 per convertible bond, and a range of € 12.01 to € 24.96 per warrant, depending on the warrant grant date. After reaching the initial minimum tender condition of more than 50% on January 21, 2008, the tender offer period was reopened under the same conditions until January 29, resulting in an ownership level of more than 95%. This allowed SAP to commence an immediate squeeze-out acquisition of the outstanding shares of the remaining shareholders. The acquisition cost of € 4.2 billion net of cash acquired was partly financed by a syndicated bank loan.
The following table shows the components of our acquisition cost for Business Objects:
Business Objects Acquisition Cost

€ millions	2008
Cost of shares outstanding	4,241
Cost of warrants outstanding	11
Cost of convertible bonds outstanding	541
Fair value of converted stock options	86
Acquisition-related transaction cost	22
Total	4,901

Cash acquired	716
Acquisition cost net of cash acquired	4,185
184     SAP Annual Report 2009

As part of the business combination, we purchased substantially all shares outstanding, all warrants, and all convertible bonds. The convertible bonds have been converted and the face value of the bond (€ 450 million) has been paid to SAP since the acquisition. In addition, we assumed Business Objects’ employee share-based payment programs without changing the parameters of these programs. The fair value of employee stock options assumed and awards exchanged was determined using a binomial based valuation model with the following assumptions: A risk-free interest rate of 3.42% to 3.74%, an expected volatility of 29%, and a dividend yield of 1.3%. For the purposes of purchase accounting, we used the cash offer price of € 42 to determine the fair value of the exchanged Business Objects stock option awards. The fair value of unvested Business Objects options and restricted stock awards related to future service is being amortized based on the accelerated attribution method over the remaining service period, while the value of vested options is included in the total purchase price. Acquisition-related transaction costs include investment banking fees, legal fees, and other fees for external advisors directly related to the acquisition.
The assets acquired and liabilities assumed were recorded in the accompanying Consolidated Statement of Financial position at their estimated fair values as of the acquisition date, January 21, 2008. The excess of the acquisition cost of the business combination over the estimated fair values of the identifiable net assets acquired were recognized in goodwill. Factors that contributed to the recognition of goodwill of € 3.5 billion were expected synergies from combining the activities of SAP and Business Objects, as well as assets, which cannot be recognized separately apart from goodwill because they are not identifiable (such as the quality and level of education of the workforce).
The following table shows the allocation of the acquisition costs to the fair values of the assets acquired and liabilities assumed as of the acquisition date and the respective carrying amounts determined in accordance with IFRS immediately before the acquisition date:
Purchase Price Allocation of Business Objects

			Fair Value
	Pre-		of Assets
	Acquisition		Acquired and
	Carrying	Fair Value	Liabilities
€ millions	Amount	Adjustment	Assumed
Cash and cash equivalents	716	0	716
Financial assets	8	0	8
Trade receivables	341	- 4	337
Other assets	46	24	70
Property, plant, and equipment	24	29	53
Intangible assets	218	740	958
Goodwill	1,123	2,364	3,487
Deferred tax assets	88	1	89
Total assets	2,564	3,154	5,718
Trade payables	27	- 5	22
Loans and borrowings	362	- 362	0
Deferred tax liabilities	15	210	225
Other accrued liabilities and provisions	550	- 66	484
Deferred revenues	264	- 178	86
Total liabilities	1,218	- 401	817
Net assets	1,346	3,555	4,901
Acquisition cost			4,901
Cash acquired			716
Acquisition cost net of cash			4,185
In 2009, new facts and circumstances arose that led us to change estimates underlying our original determination of the fair values of certain liabilities assumed in 2008. We consequently adjusted the carrying amounts of these liabilities to reflect the updated estimates. These adjustments resulted in the recognition of tax gains from reducing provisions relating to tax uncertainties (€ 48 million excluding accrued interest) which we recorded as a reduction in tax expense and operating gains from reducing employee-related liabilities (€ 18 million excluding accrued interest) which we recorded as a reduction in operating expenses. The release of related accrued interest of € 13 million reduced our interest expense.
Consolidated Financial Statements IFRS     185

In connection with the acquisition we incurred restructuring costs resulting from severance and workforce relocation costs (€ 18 million), elimination of duplicate facilities (€ 35 million), and settlements with vendors to end service contracts (€ 2 million). Those costs were recognized in operating profit in 2008.
The following pro-forma financial information presents SAP’s results as if the acquisition had occurred at the beginning of 2008. These pro-forma results have been prepared for comparative purposes only. The pro-forma results are not necessarily indicative either of the results of operations that actually would have occurred had the acquisition been in effect at the beginning of the respective periods or of future results.
Business Objects Pro-Forma Information

	Fiscal 2008
€ millions	as Reported	Pro-Forma
Revenue	11,575	11,624
Profit after tax	1,848	1,847
A loss after tax of the Business Objects group included in our profit after tax for 2008 amounted to € 32 million. This amount does not include any revenue and results that SAP entities have generated with Business Objects products. The loss after tax contained the amortization of all acquired Business Objects intangibles, deferred revenue write-downs, and other impacts resulting from the acquisition.
This amount does not include the results of Business Objects entities that have been legally merged into SAP entities since the acquisition date.
In connection with the 2008 transactions discussed above, we assigned the following amounts to identifiable intangible assets:
Identifiable Intangible Assets Acquired as Part of Business Combinations in 2008

		thereof	Estimated
€ millions, unless		Business	Useful Lives
otherwise stated	Total	Objects	(in Years)
Customer contracts	580	573	7 to 16
Intellectual property	332	308	6 to 7
Distribution right	3	0	2
Trade name	36	36	1 to 7
Other intangible assets	28	28	4 to 7
In-process research and development	14	13	amortized over useful life after completion
Identifiable intangible assets acquired	993	958
There were no identifiable intangible assets that have not been separately recorded. All in-process research and development assets were completed in 2008 and are now subject to amortization.
186     SAP Annual Report 2009

Goodwill additions in 2008 (including € – 35 million adjustments for acquisitions of prior years) were assigned to our Product, Consulting, and Training segment as follows:
Assignment of Acquired Goodwill to Segments

		Thereof
		Business
€ millions		Objects
Product	3,126	3,103
Consulting	280	279
Training	105	105
Sum	3,511	3,487
Factors that made up the goodwill recognized included synergies from combining the acquirees’ operations with our operations and the workforce of the acquirees, which does not qualify for separate recognition as intangible assets.
(5) Revenue
Detailed information on our revenue recognition policies is disclosed in Note (3).
Revenue information by segment and geographic region is disclosed in Note (29).
Revenues from construction-type contracts (contract revenues) are included in software revenue and consulting revenue depending on the type of project. During fiscal years 2009, 2008, and 2007 we recognized € 635 million, € 634 million, and € 559 million of contract revenue, respectively. The status of our construction projects in progress at the end of the reporting period was as follows:
Construction Projects in Progress

€ millions	2009	2008	2007
Aggregate cost incurred (multi-year)	551	497	540
Recognized result (+profit/-loss)	92	83	3
Advance payments received	8	0	0
Gross amounts due from customers	124	94	90
Gross amounts due to customers	66	101	81
Recognized losses/loss provisions	5	7	18
Retentions	2	2	1
(6) Expenses by Nature and Headcount
Employee Compensation
Employee compensation comprises the following:
Employee Compensation

€ millions	2009	2008	2007
Salaries	4,007	4,168	3,480
Social security expense	554	509	447
Pension expense	147	127	123
Share-based payment expense	54	63	106
Termination benefits	14	27	35
Personnel expenses	4,776	4,894	4,191
Employee-related restructuring expenses	187	23	1
Employee compensation	4,963	4,917	4,192
Consolidated Financial Statements IFRS     187

Number of Employees
The average number of employees, measured in full-time equivalents and presented according to their function in SAP, was as follows:
Number of Employees (in Full-Time Equivalents)

	2009				2008				2007
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Software and software-related services	3,228	1,264	1,868	6,360	3,284	1,405	1,912	6,601	3,006	999	1,759	5,764
Professional services and other services	6,857	3,574	2,346	12,777	7,236	4,304	2,538	14,078	6,476	3,724	2,125	12,325
Research and development	8,606	2,566	3,869	15,041	8,542	2,710	4,034	15,286	7,624	1,700	3,113	12,437
Sales & marketing	4,315	3,600	1,800	9,715	4,649	4,143	2,014	10,806	3,578	3,040	1,320	7,938
General & administration	1,950	743	421	3,114	2,006	834	478	3,318	1,738	554	380	2,672
Infrastructure	877	409	178	1,464	914	455	180	1,549	758	279	129	1,166
SAP Group	25,833	12,156	10,482	48,471	26,631	13,851	11,156	51,638	23,180	10,296	8,826	42,302
Depreciation and Amortization
Total depreciation and amortization expense for 2009, 2008, and 2007 was € 499 million, € 539 million, and € 262 million, respectively.
Government Grants
During fiscal year 2009 we received € 38 million (2008: € 32 million; 2007: € 16 million) of government grants and similar assistance, which we have offset against the related expenses. All conditions required to obtain these grants have either been met or are reasonably assured of being met.
In addition, we received conditional promises of a further € 36 million, relating mostly to research and development expenses, that we have not recorded on December 31, 2009, because the conditions required to obtain them are not yet reasonably assured of being achieved.
(7) Restructuring
In January 2009, we announced that we would continue with our cost-saving measures initiated in October 2008 and would reduce the workforce from 51,544 positions to 48,500 by year-end 2009.
As a result, we started to implement the restructuring plan in the first quarter of 2009 and continued with it throughout the year. Although part of the workforce reduction was achieved through attrition we eliminated 2,983 positions in 2009 by terminations and early retirement plans. Due to the reduced number of employees, we also consolidated certain facilities.
Employee- and facility-related restructuring expenses of € 55 million that were recognized in 2008 related to restructuring activities incurred as a result of the acquisition of Business Objects. The remaining € 5 million related to employee-related restructuring activities in connection with discontinuing our TomorrowNow activities.
For additional information on the roll-forward of our restructuring provision, see Note (19b).
188     SAP Annual Report 2009

Restructuring Expenses

€ millions	2009	2008	2007
Employee-related restructuring expenses	187	23	1
Facility-related restructuring expenses	11	37	1
Total	198	60	2
As restructuring expenses were material to our operations in 2009, we have presented those expenses separately in our Consolidated Income Statements in accordance with IAS 1.97. If not presented separately, these expenses would break down as follows:
Restructuring Expenses

€ millions	2009	2008	2007
Cost of software and software-related services	17	11	0
Cost of professional services and other services	60	9	2
Research and development	48	15	0
Sales and marketing	59	20	0
General and administration	14	5	0
Total	198	60	2
(8) Other Operating Income/Expense, Net
Other operating income/expense for the years ended December 31, was as follows:
Other Operating Income/Expenses

€ millions	2009	2008	2007
General bad debt income/expenses	7	- 9	3
Miscellaneous other operating expenses	- 3	- 2	0
Rental income	7	7	5
Receipt of insurance proceeds	3	4	3
Gain on disposals of non-current assets	11	0	0
Miscellaneous other operating income	8	11	7
Other operating income/ expense, net	33	11	18
(9) Other Non-Operating Income/Expense, Net
Other non-operating income/expense for the years ended December 31, was as follows:
Other Non-Operating Income/Expense, Net

€ millions	2009	2008	2007
Foreign currency gain/loss, net	- 73	2	6
thereof realized gain/loss	89	- 32	76
thereof unrealized gain/loss	- 168	66	- 71
thereof embedded derivatives	6	- 32	1
Other non-operating income	8	5	12
Other non-operating expenses	- 8	- 34	- 16
Other non-operating income/ expense	- 73	- 27	2
Consolidated Financial Statements IFRS     189

(10) Financial Income, Net
Finance income and finance costs in 2009 amounted to € 32 million (€ 72 million in 2008; € 142 million in 2007) and € 101 million (€ 123 million in 2008; € 7 million in 2007), respectively. We derive finance income primarily from cash and cash equivalents and other financial assets. The increase in finance costs in 2008 was mainly due to the credit facility we entered into in connection with the acquisition of Business Objects.
Other financial gains/losses, net for the years ended December 31 were as follows:
Other Financial Gains/Losses, Net

€ millions	2009	2008	2007
Income/expense from securities	0	- 2	240
Income/expense from loans and other financial assets	- 1	0	- 244
Gains/losses from equity investments	- 11	2	- 6
Share of results of associates	1	1	- 1
Other financial gains/losses, net	- 11	1	- 11
The line items income/expense from securities and income/ expense from loans and other financial assets relate to € 241 million of collateral held to secure financing investments in 2007.
For additional information about gains and losses from financial assets and financial liabilities recognized in profit or loss and other components of equity, see Note (27). For information about our hedging activities, see Note (26).
(11) Income Tax
Income tax expense for the years ended December 31 comprised the following components:
Income Tax Expense

€ millions	2009	2008	2007
Current tax expense – Germany	344	404	498
Current tax expense – foreign	380	463	410

	724	867	908

Deferred tax expense/income – Germany	- 16	11	36
Deferred tax income – foreign	- 23	- 102	- 28

	- 39	- 91	8

Income tax expense	685	776	916
Current tax expense includes €– 59 million for prior years (2008: € 14 million; 2007: € 36 million).
Of the deferred tax expense (income) in 2009, 2008 and 2007, respectively, €– 48 million, €– 109 million and € 9 million relate to the origination and reversal of temporary differences and € 9 million, € 18 million and €– 1 million relate to unused tax losses.
In 2009, 2008, and 2007, the German government enacted several new tax laws. For us, the most significant effect resulted from the 2008 Business Tax Reform which was enacted in 2007 and led to a reduction of the German corporate income tax rate from 25% to 15%, effective January 1, 2008. The impact of the remaining tax law changes enacted in 2007, and of the tax laws enacted in 2008 and 2009, was not material to our Consolidated Financial Statements for the years ended December 31, 2009, 2008, and 2007.
190     SAP Annual Report 2009

Profit before tax consisted of the following:
Profit Before Tax

€ millions	2009	2008	2007
Germany	1,324	1,636	1,641
Foreign	1,111	988	1,183

	2,435	2,624	2,824
The effective income tax rate for the years ended December 31, 2009, 2008, and 2007, was 28.1%, 29.6% and 32.4%, respectively. The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 26.21% (2008: 26.33%; 2007: 35.49%) to the actual income tax expense. Our 2009 combined German corporate tax rate includes a corporate income tax rate of 15.00% (2008: 15.00%; 2007: 21.91%; 2007 after the benefit of trade tax deductibility which ceased in 2008), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 10.38% (2008: 10.50%; 2007: 12.38%).
Reconciliation of Tax Expense

€ millions	2009	2008	2007
Profit before tax	2,435	2,624	2,824
Tax expense at applicable tax rate	638	691	1,002
Tax effect of foreign tax rates	57	49	- 44
Tax effect on non-deductible expenses	94	56	49
Prior-year taxes	- 45	14	- 18
Tax effect on tax exempt income	- 52	- 49	- 77
Other	- 7	15	4

Total tax expense	685	776	916
Deferred tax assets and liabilities on a gross basis as at December 31, 2009 and 2008, are summarized (referring to the underlying items) as follows:
Deferred Tax Assets and Liabilities

€ millions	2009	2008
Deferred tax assets
Intangible assets	69	49
Property, plant, and equipment	15	19
Other financial assets	13	33
Trade and other receivables	120	111
Net operating loss carryforwards	29	44
Pension provisions	37	37
Share-based compensation	23	20
Other provisions and obligations	171	187
Deferred income	30	35
Other	78	60

Deferred tax assets	585	595

Deferred tax liabilities
Intangible assets	178	191
Property, plant, and equipment	34	37
Other financial assets	36	63
Trade and other receivables	38	22
Pension provisions	59	57
Share-based compensation	0	1
Other provisions and obligations	5	6
Deferred income	0	4
Other	27	12

Deferred tax liabilities	377	393

Deferred tax assets, net	208	202
Consolidated Financial Statements IFRS     191

In assessing the realizability of deferred tax assets, we consider whether it is probable that some portion or all of the deferred tax assets will not be utilized. The ultimate utilization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, we believe it is probable that we will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if our estimates of future taxable income during the carryforward period are reduced.
At December 31, 2009, we had net operating loss carry-forwards amounting to € 301 million (2008: € 395 million; 2007: € 138 million). Deferred tax assets have not been recognized for tax loss carryforwards in the amount of € 147 million (2008: € 188 million; 2007: € 51 million). As at December 31, 2009, € 1 million (2008: € 4 million; 2007: € 1 million) of the unrecognized tax loss carryforwards expire in the following period and € 138 million (2008: € 176 million; 2007: € 45 million) expire after one up to twenty years. The remaining unrecognized tax loss carryforwards in the amount of € 8 million (2008: € 8 million; 2007: € 5 million) do not expire.
We recognized deferred tax liabilities of € 6 million (2008: € 14 million) for income tax on future dividend distributions from foreign subsidiaries, which is based on € 368 million (2008: € 696 million) of cumulative undistributed profits of those foreign subsidiaries because such profits are intended to be repatriated. We have not recognized a deferred tax liability on approximately € 3.60 billion (2008: € 2.76 billion) for undistributed profits of our foreign subsidiaries that arose in 2009 and prior years because we plan to indefinitely reinvest those undistributed profits. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign profits.
The proposed dividend payment of € 0.50 per share for the year ended December 31, 2009, will not have any effects on the income tax of SAP AG.
Total income tax including the items charged or credited directly to related components of equity for the years ended December 31, 2009, 2008, and 2007, consists of the following:
Total Income Tax

€ millions	2009	2008	2007
Income tax recorded in profit	685	776	916
Income tax recorded in share premium	0	- 13	0
Income tax recorded in other components of equity:
– unrealized gains/losses on marketable securities	1	0	0
– gains/losses on hedges	11	- 18	- 1
Income tax recorded to retained earnings:
– unrecognized pension costs	0	- 21	- 3

	697	724	912
The income tax recorded in share premium is related to our equity-settled share-based compensation.
(12) Earnings per Share
Convertible bonds and stock options granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury share method. The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the SAP AG 2000 Long Term Incentive Plan (LTI 2000 Plan) and the SAP Stock Option Plan 2002 (SAP SOP 2002) because their effect is antidilutive. Such convertible bonds and stock options, if converted or exercised, represented 35.8 million SAP common shares in 2009 (2008: 43.6 million SAP common shares; 2007: 37.3 million SAP common shares). The number of outstanding stock options and convertible bonds is presented in Note (28).
192     SAP Annual Report 2009

Earnings per Share

€ millions, unless otherwise stated	2009	2008	2007
Profit attributable to owners of parent	1,748	1,847	1,906
Weighted average shares – basic (number of shares in millions)	1,188	1,190	1,207
Dilutive effect of stock options/convertible bonds (number of shares in millions)	1	1	3
Weighted average shares – diluted (number of shares in millions)	1,189	1,191	1,210
Basic earnings per share, in €	1.47	1.55	1.58
Diluted earnings per share, in €	1.47	1.55	1.58
(13) Other Financial Assets
Other Financial Assets

	2009			2008
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	422	168	590	23	159	182
Debt investments	0	0	0	382	0	382
Equity investments	0	87	87	0	74	74
Available-for-sale financial assets	0	87	87	382	74	456
Derivatives	64	2	66	183	8	191
Investments in associates	0	27	27	0	21	21
Total	486	284	770	588	262	850
Consolidated Financial Statements IFRS     193

Loans and Other Financial Receivables
Loans and other financial receivables mainly consist of time deposits (2009: € 405 million; 2008: € 0 million), investments in insurance policies relating to pension assets (2009: € 91 million; 2008: € 81 million), loans to employees (2009: € 50 million; 2008: € 53 million) and other receivables (2009: € 39 million; 2008: € 44 million). These spread over the geographic areas as follows:

€ millions	2009	2008
Germany	542	135
Rest of EMEA	17	16
United States	1	2
Rest of Americas	7	2
Japan	14	16
Rest of Asia Pacific Japan	9	11
Total	590	182
Most of our time deposits have a maturity of less than six months.
Investments in insurance policies relate to semiretirement and time accounts for which the corresponding liability is included in employee-related obligations (see Note 19b).
Loans to third parties are presented net of allowances for credit losses. Changes in the allowance for credit losses of third-party loans were not significant in any period presented.
As at December 31, 2009, there were no loans and other financial receivables past due but not impaired. We have no indications as at the reporting date of impairments of loans and other financial receivables that are not past due and not impaired. For general information on financial risk and the nature of risk, see Note (25).
Available-for-Sale Financial Assets
The decline in debt investments, which at December 31, 2008 consisted mainly of investments in money market funds of € 193 million and investment grade bonds of € 189 million, is due to these investments reaching their maturity and being paid back in full.
Our equity investments consist of securities with and without quoted market prices. Our equity investments without quoted market prices primarily consist of venture capital investments with a carrying value of € 62 million and € 63 million as at December 31, 2009 and 2008, respectively.
Available-for-sale financial assets are denominated in the following currencies:

€ millions	2009	2008
Euros	34	303
U.S. dollars	52	134
Other	1	19
	87	456
Sales of equity investments accounted for at cost were immaterial in all periods presented. As of December 31, 2009, we do not intend to dispose of any equity investments at cost in the near future. For information on fair value measurement with regard to our equity investments at cost, see Note (27).
In all periods presented, impairment charges relating to equity securities at fair value were immaterial. For our equity investments at cost, we recorded € 11 million, € 12 million, and € 6 million, respectively, in losses related to impairments during 2009, 2008, and 2007.
Derivatives
Detailed information about our derivative financial instruments is presented in Note (26).
194     SAP Annual Report 2009

(14) Trade and Other Receivables
Trade and Other Receivables

	2009			2008
€ millions	Current	Non-current	Total	Current	Non-current	Total
Trade receivables, net	2,507	1	2,508	3,128	2	3,130
Other receivables	39	51	90	50	39	89
Total trade and other receivables	2,546	52	2,598	3,178	41	3,219
Trade receivables, net include unbilled receivables related to fixed-fee and time-and-material consulting services of € 211 million and € 221 million as at December 31, 2009, and 2008, respectively.
The carrying amounts of our trade receivables as at December 31 are as follows:
Carrying Amounts of Trade Receivables

€ millions	2009	2008
Gross carrying amount	2,698	3,263
Sales allowances charged to revenue	- 142	- 82
Allowance for doubtful accounts charged to expense	- 48	- 51
Carrying amount trade receivables, net	2,508	3,130
Changes in the allowance for doubtful accounts were as follows:
Increase (Decrease) in Allowance for Doubtful Accounts

€ millions	2009	2008	2007
Beginning balance	51	21	25
Utilization	- 5	- 3	- 8
Addition	11	30	11
Release	- 11	- 1	- 5
Exchange rate effects and other changes	2	4	- 2
Ending balance	48	51	21
Concentrations of credit risks are limited due to our large customer base and its distribution across many different industries and countries worldwide. No single customer accounted for 10% or more of total revenue or total trade receivables, net in 2009, 2008, or 2007. The aging of trade receivables as at December 31 was:
Aging of Trade Receivables

€ millions	2009	2008
Not past due and not individually impaired	1,861	2,276
Past due but not individually impaired
Past due 1 – 30 days	264	363
Past due 31 – 120 days	156	292
Past due 121 – 365 days	67	124
Past due over 365 days	60	33
Total past due and not individually impaired	547	812
Individually impaired, net of allowances	100	42
Carrying amount of trade receivables, net	2,508	3,130
Consolidated Financial Statements IFRS     195

Total past due and not individually impaired trade receivables of € 547 million and € 812 million as at December 31, 2009, and 2008, respectively, consist of past due trade receivables which are not impaired on an individual receivable basis as outlined under Note (3b). Individually impaired trade receivables, net of allowances of € 100 million and € 42 million as at December 31, 2009, and 2008, respectively, consist of past due and not past due trade receivables that are fully or partly impaired on an individual receivables basis.
We believe that the recorded sales and bad debt allowances adequately provide for the credit risk inherent in trade receivables.
For more information about financial risk and how we manage it, see Note (25) and (26).
(15) Other Non-financial Assets
Other Non-financial Assets

	2009			2008
€ millions	Current	Non-current	Total	Current	Non-current	Total
Prepaid expenses	91	35	126	84	32	116
Other tax assets	35	0	35	27	0	27
Advance payments	8	0	8	8	0	8
Inventories	11	0	11	5	0	5
Miscellaneous other assets	2	0	2	2	0	2
Total other non-financial assets	147	35	182	126	32	158
Prepaid expenses primarily consist of prepayments for operating leases, support services and software royalties that will be charged to expense in future periods.
196     SAP Annual Report 2009

(16) Goodwill and Intangible Assets
Goodwill and Intangible Assets

		Software and	Acquired	Other
€ millions	Goodwill	Database Licenses	Technology	Intangibles	Total
Purchase cost
Dec. 1, 2009	5,070	323	646	763	6,802
Exchange rate differences	- 23	1	- 6	- 4	- 32
Additions from business combinations	41	0	29	3	73
Other additions	0	19	0	0	19
Retirements/disposals	0	- 9	- 6	- 4	- 19
Dec. 31, 2009	5,088	334	663	758	6,843

Accumulated amortization
Dec. 1, 2009	95	191	250	151	687
Exchange rate differences	- 1	1	- 3	- 2	- 5
Additions depreciation	0	36	135	121	292
Retirements/disposals	0	- 9	- 6	- 4	- 19
Dec. 31, 2009	94	219	376	266	955
Carrying value Dec. 31, 2009	4,994	115	287	492	5,888

Purchase cost
Dec. 1, 2008	1,521	264	286	121	2,192
Exchange rate differences	38	- 1	13	12	62
Additions from business combinations	3,511	16	347	630	4,504
Other additions	0	50	0	0	50
Retirements/disposals	0	- 6	0	0	- 6
Dec. 31, 2008	5,070	323	646	763	6,802

Accumulated amortization
Dec. 1, 2008	95	151	96	19	361
Exchange rate differences	0	0	1	4	5
Additions depreciation	0	44	153	128	325
Retirements/disposals	0	- 4	0	0	- 4
Dec. 31, 2008	95	191	250	151	687
Carrying value Dec. 31, 2008	4,975	132	396	612	6,115
The additions to goodwill result from our acquisitions (€ 42 million) and adjustments to goodwill of previous acquisitions
(€ – 1 million). For more information about acquisitions, see Note (4). We do not have contractual commitments for the acquisition of intangibles.
Software and database licenses consist primarily of technology for internal use whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development. The additions to software and database licenses in 2009 and 2008 were individually acquired from third parties and include cross license agreements
Consolidated Financial Statements IFRS     197

and patents, whereas the additions to acquired technology and other intangibles primarily result from our business combinations discussed in Note (4).
Other intangibles consist primarily of acquired trademark licenses and customer contracts.

We carry the following significant intangible assets:
Significant Intangible Assets

	Carrying	Remaining
	amount in	useful life
Description	€ millions	in years
Business objects maintenance related customer relationship	270	14
Other Business Objects customer relationship	95	6 – 9
Total customer relationship value Business Objects	365
Amortization expenses of intangible assets are included in cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing as well as general and administration based on usage. Impairment charges are recognized in other operating income.
For the purpose of impairment testing, goodwill is allocated to our reportable segments Product, Consulting and Training which represent the lowest level of cash-generating units within the Group at which the goodwill is monitored for internal management purposes.
The carrying amount of goodwill by reportable segment at December 31, 2009, and 2008, was as follows:
Goodwill by Segments

		Thereof		Thereof
€ millions		Additions		Additions
Segment	12/31/2009	in 2009	12/31/2008	in 2008
Product	4,160	38	4,136	3,126
Consulting	687	2	692	280
Training	147	1	147	105
Total	4,994	41	4,975	3,511
For more information about our segments see Note (29).
The recoverable amount of our cash-generating units, which equal our segments, has been determined based on the value in use calculation. The segments are in complementary businesses and consequently the recoverable amounts are based to a certain extent on the same key assumptions.
The key assumptions that we have used for purposes of goodwill impairment testing in 2009 are as follows:

	Product	Consulting	Training
Discount rates	11%	11.15%	10.75%
Growth rate assumed for the business plan	10 –15%	8 – 9%	8 – 9%
The calculations use cash flow projections based on actual operating results and a five-year business plan (2008: two-year business plan) approved by management. Cash flows for periods beyond this five-year business plan were extrapolated using a segment-specific growth rate. This growth rate does not exceed the long-term average growth rate for the market in which our cash-generating units operate. Our estimated cash flow projections are discounted to present value by means of a pre-tax discount rate between 10.75% and 11.15% (2008: 10.78% and 10.86%). The discount rate is based on a weighted average cost of capital approach (WACC).
Management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to exceed its recoverable amount. Even if we applied a growth rate of only 0% for extrapolating cash flow projections beyond the years covered by our 2009 business plan (2008: value in use based on growth rates of 0%) for calculating the value-in-use for all cash-generating units, the calculated amounts would still exceed the carrying amounts.
198     SAP Annual Report 2009

(17) Property, Plant, and Equipment
Property, Plant, and Equipment

			Advance
		Other Property,	Payments and
	Land and	Plant, and	Construction
€ millions	Buildings	Equipment	in Progress	Total
Purchase cost
Dec. 1, 2009	1,165	1,260	76	2,501
Exchange rate differences	- 2	2	0	0
Additions from business combinations	0	1	0	1
Other additions	91	150	- 35	206
Retirements/disposals	- 10	- 136	0	- 146
Transfers	8	0	- 8	0
Dec. 31, 2009	1,252	1,277	33	2,562

Accumulated depreciation
Dec. 1, 2009	348	748	0	1,096
Exchange rate differences	0	1	0	1
Additions depreciation	41	162	0	203
Impairments	1	2	0	3
Retirements/disposals	- 8	- 104	0	- 112
Dec. 31, 2009	382	809	0	1,191
Carrying value Dec. 31, 2009	870	468	33	1,371

Purchase cost
Dec. 1, 2008	1,108	1,213	32	2,353
Exchange rate differences	7	- 7	0	0
Additions from business combinations	25	29	0	54
Other additions	45	186	59	290
Retirements/disposals	- 18	- 178	0	- 196
Transfers	- 2	17	- 15	0
Dec. 31, 2008	1,165	1,260	76	2,501

Accumulated depreciation
Dec. 1, 2008	311	726	0	1,037
Exchange rate differences	2	- 5	0	- 3
Additions depreciation	42	172	0	214
Impairments	0	0	0	0
Retirements/disposals	- 7	- 145	0	- 152
Dec. 31, 2008	348	748	0	1,096
Carrying value Dec. 31, 2008	817	512	76	1,405
The additions and disposals in other property, plant, and equipment relate primarily to the replacement and purchase of computer hardware and cars acquired in the normal course of business.
Interest capitalized was not material to any period presented.
Consolidated Financial Statements IFRS     199

(18) Trade and Other Payables, Financial Liabilities and Other Non-financial Liabilities
Trade and other payables, financial liabilities and other non-financial liabilities classified based on due dates as at December 31 were as follows:
Trade and Other Payables, Financial Liabilities and Other Non-Financial Liabilities

	2009				2008
	Term				Term
	Less Than	Between 1	More Than	Balance on	Less Than	Between 1	More Than	Balance on
€ millions	1 Year	and 5 Years	5 Years	12/31/2009	1 Year	and 5 Years	5 Years	12/31/2008
Trade payables	479	0	0	479	507	3	0	510
Advance payments received	88	0	0	88	32	2	0	34
Miscellaneous other liabilities	71	30	5	106	60	22	15	97
Trade and other payables	638	30	5	673	599	27	15	641

Bank loans	4	699	0	703	2,319	1	1	2,321
Other financial liabilities	142	17	13	172	244	38	0	282
Financial liabilities	146	716	13	875	2,563	39	1	2,603

Other employee-related liabilities	1,343	8	4	1,355	1,161	7	6	1,174
Other taxes	234	0	0	234	267	0	0	267
Other non-financial liabilities	1,577	8	4	1,589	1,428	7	6	1,441
	2,361	754	22	3,137	4,590	73	22	4,685
Liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on bank loans were 4.32% in 2009, 4.30% in 2008 and 8.03% in 2007.
(19) Provisions
Provisions based on due dates as at December 31 were as follows:
Provisions

	2009			2008
€ millions	Current	Non-current	Total	Current	Non-current	Total
Pension plans and similar obligations (see Note (19a))	2	49	51	2	60	62
Other provisions (see Note (19b))	330	149	479	246	172	418
	332	198	530	248	232	480
200     SAP Annual Report 2009

(19a) Pension Plans and Similar Obligations
We maintain several defined benefit and defined contribution plans for our employees in Germany and at foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of our Executive Board. Furthermore, in certain countries we provide termination indemnity benefits to employees regardless of the cause for termination. These types of benefits are typically defined by law in these foreign countries.
The liabilities accrued for pensions and other similar obligations on December 31 consist of the following:
Liabilities Accrued for Pensions and Other Similar Obligations

€ millions	2009	2008
Domestic benefit pension plans	1	0
Foreign benefit pension plans	34	47
Other post-employment benefit plans	16	15
Total defined benefit plans	51	62
Defined Benefit Pension Plans and Similar Obligations
The Consolidated Statements of Financial Position include the following significant components related to defined benefit pension plans as at December 31, 2009 and 2008, respectively:
Significant Components Related to Defined Benefit Pension Plans

€ millions	2009	2008
Present value of funded benefit obligations	671	599
Present value of unfunded benefit obligations	38	39
Total present value of benefit obligations	709	638
Fair value of plan assets	660	578
Net amount recognized	- 49	- 60
Pension liability (un-/underfunded)	- 51	- 62
Prepaid pension asset (overfunded)	2	2
Our domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.
There is also a domestic employee-financed pension plan for which SAP guarantees a minimum return on investment which is equivalent to the return guaranteed by the insurer. Even though the risk that SAP would be liable for a return that cannot be met by the insurance company is very remote, these employee-financed plans do not qualify as defined contribution plans under IFRS and are included in domestic plan assets and plan liabilities.
Foreign defined benefit plans provide participants with pension benefits that are based on compensation levels, age, and length of service.
Certain of our foreign subsidiaries are required to provide to their employees termination indemnity benefits regardless of the reason for termination (retirement, voluntary, or if the substance of the post-employment plan is a pension-type arrangement. Most of these arrangements provide the employee with a one-time payout based on compensation levels, age, and years of service on termination independent of the reason (retirement, voluntary, or involuntary).
Our subsidiaries in the United States decided in 2008 to freeze their defined benefit plan effective December 31, 2008, and instead offered additional and improved benefits under their defined contribution plan (401k-Plan regulations). As a result, we recognized a curtailment gain in the amount of € 9 million related to the reduction of the defined benefit obligation in 2008.
The following table shows the development of the present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:
Consolidated Financial Statements IFRS     201

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

					Other Post-Employment
	Domestic Plans		Foreign Plans		Plans		Total
€ millions	2009	2008	2009	2008	2009	2008	2009	2008
Change in benefit obligation
Benefit obligation at beginning of year	314	274	306	287	18	13	638	574
Service cost	- 6	1	15	38	2	2	11	41
Interest cost	18	15	15	14	1	1	34	30
Employee contributions	35	36	4	4	0	0	39	40
Actuarial loss (+)/gain (-)	- 13	- 10	31	- 45	0	0	18	- 55
Benefits paid	- 2	- 2	- 21	- 9	- 1	- 1	- 24	- 12
Business combinations	0	0	2	0	0	4	2	4
Curtailments/settlements	0	0	- 1	- 9	0	- 2	- 1	- 11
Other changes	0	0	0	0	0	2	0	2
Foreign currency exchange rate changes	0	0	- 8	26	0	- 1	- 8	25
Benefit obligation at year-end	346	314	343	306	20	18	709	638
Thereof fully or partially funded plans	346	314	317	277	8	8	671	599
Thereof unfunded plans	0	0	26	29	12	10	38	39

Change in plan assets
Fair value of plan assets at beginning of year	314	272	261	311	3	0	578	583
Expected return on plan assets	15	14	14	21	0	0	29	35
Employer contributions	1	2	29	14	2	1	32	17
Employee contributions	35	36	4	4	0	0	39	40
Benefits paid	- 2	- 2	- 21	- 9	- 1	- 1	- 24	- 12
Business combinations	0	0	2	0	0	1	2	1
Settlements	0	0	0	0	0	0	0	0
Other changes	0	0	0	0	0	2	0	2
Actuarial loss (-)/gain (+)	- 18	- 8	28	- 99	0	0	10	- 107
Foreign currency exchange rate changes	0	0	- 6	19	0	0	- 6	19
Fair value of plan assets at year-end	345	314	311	261	4	3	660	578

Funded status at year-end	- 1	0	- 32	- 45	- 16	- 15	- 49	- 60

Amounts recognized in the Consolidated Statement of Financial Position:
Noncurrent pension assets	0	0	2	2	0	0	2	2
Accrued benefit liability (current)	0	0	- 2	- 2	0	0	- 2	- 2
Accrued benefit liability (non-current)	- 1	0	- 32	- 45	- 16	- 15	- 49	- 60
	- 1	0	- 32	- 45	- 16	- 15	- 49	- 60
The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:
202     SAP Annual Report 2009

Actuarial Assumptions for Defined Benefit Liabilities

							Other Post-
	Domestic Plans			Foreign Plans			Employment Plans
€ millions	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	5.1	5.8	5.5	4.7	4.8	4.9	5.7	6.4	5.9
Rate of compensation increase	2.5	2.1	2.1	2.3	2.4	4.6	6.9	5.6	5.1
The assumed discount rates are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.
The components of total expense of defined benefit plans for the years 2009, 2008, and 2007 recognized in operating expense were as follows:
Total Expense of Defined Benefit Plans

							Other Post-
	Domestic Plans			Foreign Plans			Employment Plans			Total
€ millions	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Service cost	6	1	5	15	38	37	2	2	1	11	41	43
Interest cost	18	15	11	15	14	11	1	1	1	34	30	23
Expected return on plan assets	15	14	12	14	21	21	0	0	0	29	35	33
Curtailment	0	0	0	1	9	0	0	0	0	1	9	0
Other	0	0	0	0	0	0	0	0	1	0	0	1
Total expense	- 3	2	4	15	22	27	3	3	1	15	27	32
Actual return on plan assets	3	6	18	42	78	11	0	0	0	39	72	7
Due to the fact that our domestic defined benefit plans primarily consist of an employee financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may turn into a credit. This results from the fact that initially the plan assets and benefit liability are independently calculated based on actuarial assumptions, but then IAS 19.104 is applied and adjusts the defined benefit liability to the fair value of the qualifying plan assets. This adjustment is reflected as service cost.
Consolidated Financial Statements IFRS     203

We have recognized the following amounts of actuarial gains and losses for our defined benefit plans as other comprehensive income directly in retained earnings:
Actuarial Gains (Losses) on Defined Benefit Plans

							Other Post-
	Domestic Plans			Foreign Plans			Employment Plans			Total
€ millions	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Beginning balance of actuarial gains (-) and losses (+) on defined benefit plans	- 18	- 16	- 9	57	0	- 10	- 2	- 2	- 1	37	- 18	- 20
Actuarial gains (-) and losses (+) on defined benefit plans recognized during the period	5	- 2	- 7	3	54	10	0	0	- 1	8	52	2
Other changes	3	0	0	- 5	0	0	0	0	0	- 2	0	0
Foreign currency exchange rate changes	0	0	0	- 2	3	0	0	0	0	- 2	3	0
Ending balance of actuarial gains (-) and losses (+) on defined benefit plans	- 10	- 18	- 16	53	57	0	- 2	- 2	- 2	41	37	- 18
For the calculation of the total expense for the years 2009, 2008, and 2007, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2009, 2008, and 2007, our actuary has used the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans):
Actuarial Assumptions for Total Expense

							Other Post-Employment
	Domestic Plans			Foreign Plans			Plans
%	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	5.8	5.5	4.5	5.0	4.8	4.4	6.5	6.1	4.8
Expected return on plan assets	4.5	4.9	4.3	5.3	6.5	6.9	6.5	6.2	4.5
Rate of compensation increase	2.1	2.1	2.1	2.3	4.5	4.6	6.3	4.0	4.9
204     SAP Annual Report 2009

Pension Assets
Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.
The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class, estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. Our foreign benefit plan asset allocation at December 31, 2009, and our target asset allocation for the year 2010 are as follows:
Plan Asset Allocation for Foreign Plans and Other Post-Employment Obligations

	Target Asset	Actual %	Target Asset	Actual %
	Allocation	of 2009	Allocation	of 2008
%	2010	Plan Assets	2009	Plan Assets
Asset Category
Equity	43	44	31	45
Fixed income	49	45	64	47
Real estate	3	4	4	3
Other	5	7	1	5
Total	100	100	100	100
The investment strategies for foreign benefit plans vary according to the respective conditions in the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.
Expected Future Contributions and Benefits
Our expected contribution in 2010 is € 1 million for domestic defined benefit plans and € 31 million for foreign defined benefit plans, all of which is expected to be paid in cash.
The estimated future pension benefit payments to be made over the next 10 years by our domestic and foreign benefit plans for the years ended December 31 are as follows:
Consolidated Financial Statements IFRS     205

Estimated Future Pension Benefit Payments

			Other Post-
	Domestic	Foreign	Employment
€ millions	Plans	Plans	Plans	Total
2010	5	16	1	22
2011	13	16	1	30
2012	14	16	1	31
2013	21	17	1	39
2014	21	16	1	38
2015-2019	106	89	7	202
The amounts for the current year and three preceding years of pension obligation, plan assets, funded status, and experience adjustments are as follows:
Pension Obligation, Plan Assets, Funded Status and Experience Adjustments

									Other
	Domestic Plans				Foreign Plans				Post-Employment Plans				Total
€ millions	2009	2008	2007	2006	2009	2008	2007	2006	2009	2008	2007	2006	2009	2008	2007	2006
Defined benefit obligation	346	314	274	261	343	306	287	275	20	18	13	16	709	638	574	552
Liability experience adjustments	- 13	- 10	- 37	- 17	31	- 45	0	- 5	0	0	- 1	1	18	- 55	- 38	- 21
Plan assets	345	314	272	255	311	261	311	288	4	3	0	1	660	578	583	544
Asset experience adjustments	- 18	- 8	- 30	- 10	28	- 99	- 10	10	0	0	0	0	10	- 107	- 40	0
Funded status	- 1	0	- 2	– 6	– 32	– 45	24	13	– 16	– 15	– 13	– 15	– 49	– 60	9	– 8
Defined Contribution Pensions Plans
We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. The expenses associated with defined contribution plans were € 132 million in 2009, € 100 million in 2008, and € 91 million in 2007.
State Plans
In Germany, as well as some other countries, the legislator has established pension benefit arrangements that are operated by national or local government or a similar institution. The expenses associated with these plans were € 120 million in 2009, € 118 million in 2008, and € 96 million in 2007.
206     SAP Annual Report 2009

(19b) Other Provisions
Other provisions developed in the reporting year as follows:
Other Provisions

	Balance					Currency	Balance
€ millions	1/1/2009	Addition	Accretion	Utilization	Release	Impact	12/31/2009
Employee-related provisions
Provisions share-based compensations	90	73	0	- 16	- 33	0	114
Other employee-related provisions	157	73	0	- 40	- 52	0	138
Customer-related provisions	37	88	0	- 60	- 30	0	35
Restructuring provisions
Employee termination benefits	13	205	0	- 184	- 19	1	16
Facility-related exit liabilities	38	18	1	- 23	- 7	1	28
Warranty provisions	3	2	0	- 2	- 1	0	2
Litigation-related provisions	67	80	0	- 23	0	- 1	123
Other provisions	13	14	0	- 1	- 3	0	23
Total	418	553	1	- 349	- 145	1	479
Thereof current	246						330
Thereof non-current	172						149
Additions to our provisions also include interest components which are not material individually and in the aggregate.
Provisions related to share-based compensation programs comprise the obligations for our cash-settled share-based compensation which are described in detail in Note (28).
Other employee-related provisions primarily comprise obligations for time credits, severance payments, jubilee expenses, and semiretirement. While most of these employee-related provisions could be claimed within the next 12 months, we do not expect the related cash flows within this time period.
Customer-related provisions include performance obligations as well as expected contract losses. The associated cash outflows are substantially short-term in nature.
Restructuring provisions primarily include personnel costs, which result from severance payments for employee terminations, and contract termination costs, including those relating to the termination of lease contracts. For more details, see Note (7). Prior year restructuring balances relate to restructuring activities incurred in connection with our acquisition of Business Objects (see Notes (4) and (7)) and the abandoning of TomorrowNow. The cash outflows associated with employee-related restructuring costs are substantially short-term in nature. The timing of the cash flows associated with facility-related provisions is dependent on the remaining term of the associated lease.
Warranty provisions represent the estimated future cost of fulfilling our contractual obligations associated with sales of our software. We determine the warranty accrual based on the historical average cost of fulfilling our obligations under these commitments. The related outflow of economic benefits is of short-term nature.
Consolidated Financial Statements IFRS     207

Litigation-related provisions relate primarily to litigation matters described in Note (24). After taking legal advice, we have established provisions taking into account the facts of each case. The timing of the cash outflows associated with legal claims cannot be reasonably determined in all cases. We anticipate that part of the litigation-related expenses will be recovered through insurance. As of December 31, 2009, we have received € 14 million from insurance policies (December 31, 2008: € 6 million) which will be recognized when it is virtually certain that these amounts do not have to be repaid.
Other provisions relate mainly to asset retirement obligations associated with leased facilities and onerous contracts. For asset retirement obligations we record the present value of these obligations in the period in which the obligation is incurred. The associated cash outflows are generally expected to occur at the dates of exit of the facilities to which they relate, which are typically long-term in nature.
(20) Deferred Income
Deferred income consists mainly of prepayments made by our customers for support services and professional services, fees from multiple element arrangements allocated to undelivered elements, and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.
(21) Total Equity
Issued Capital
The following table shows the changes in the number and the value of issued shares and treasury shares. Each share of no-par issued capital has a nominal value of € 1 per share.
Number of Shares

	Number of Shares (000)		Value in € millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2007	1,267,537	- 49,251	1,268	- 1,742
Shares issued to service convertible bonds and stock options exercised	1,721	0	1	0
Acquisition of treasury shares	0	- 27,266	0	- 1,005
Cancellation of treasury shares	- 23,000	23,000	- 23	819
Transfer of shares to employees	0	5,452	0	194
December 31, 2007	1,246,258	- 48,065	1,246	- 1,734
Shares issued to service convertible bonds and stock options exercised	505	0	1	0
Acquisition of treasury shares	0	- 14,602	0	- 487
Cancellation of treasury shares	- 21,000	21,000	- 21	744
Transfer of shares to employees	0	3,210	0	115
December 31, 2008	1,225,763	- 38,457	1,226	- 1,362
Shares issued to service convertible bonds and stock options exercised	277	0	0	0
Transfer of shares to employees	0	1,195	0	42
December 31, 2009	1,226,040	-37,262	1,226	- 1,320
208     SAP Annual Report 2009

The change in issued capital due to convertible bonds and stock options exercised relates to the exercise of awards granted to employees under certain share-based payment plans.
Authorized Shares
The Articles of Incorporation authorize the Executive Board of SAP AG (the Executive Board) to increase the issued capital:
▪	Up to a total amount of € 60 million through the issuance of new common shares in return for contributions in cash until May 11, 2010 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

▪	Up to a total amount of € 180 million through the issuance of new common shares in return for contributions in cash until May 8, 2011 (Authorized Capital Ia). The issuance is subject to the statutory subscription rights of existing shareholders.
▪	Up to a total amount of € 60 million through the issuance of new common shares in return for contributions in cash or in kind until May 11, 2010 (Authorized Capital II). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.
▪	Up to a total amount of € 180 million through the issuance of new common shares in return for contributions in cash or in kind until May 8, 2011 (Authorized Capital IIa). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.
Contingent Shares
SAP AG’s issued capital is subject to a contingent increase of common shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payment plans (see Note 28) exercise their conversion or subscription rights. Contingent shares amounted to € 208 million as at December 31, 2009, which is unchanged compared to the prior year.
Share Premium
Share premium represents all capital contributed to SAP with the proceeds resulting from the issuance of issued capital in excess of their calculated par value. Share premium arises mainly from issuance of issued capital, treasury shares transactions and share-based compensation transactions.
Retained Earnings
Retained earnings contain prior years’ undistributed profit after tax and unrecognized pension costs. Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.
Treasury Shares
By resolution of SAP AG’s Annual General Meeting of Shareholders held on May 19, 2009, the Executive Board of SAP AG was authorized to acquire, on or before October 31, 2010, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s issued capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or may use treasury shares for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payment plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.
The Company purchased no SAP ADRs in 2009, 2008, or 2007 (each ADR represents one common share of SAP AG). The Company held no SAP ADRs as at December 31, 2009, 2008, and 2007 respectively.
Miscellaneous
Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the earnings of SAP AG as reported in its statutory financial statements which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2009, the Executive Board and the Supervisory Board of SAP AG intend to propose a dividend of € 0.50 per share (estimated to be 594 million € ).
Dividends per share for both 2008 and 2007 were € 0.50 and were paid in the succeeding year.
Consolidated Financial Statements IFRS     209

(22) Additional Capital Disclosures
The primary objective of our capital management is to ensure that we maintain a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of our business. We are focused on keeping our total equity base solid to ensure independence, security, as well as a high financial flexibility through a favorable impact on the conditions of potential future borrowings, if required.
We currently do not have a credit rating with any rating agency. Our debt ratio is at 37% (2008: 48%), and we do not believe that a rating would have a substantial effect on our current or future borrowing conditions and financing options.
Our goal is to continue to be able to return excess liquidity to our shareholders by distributing annual dividends as well as repurchasing treasury shares in future periods. The amount of future dividends and the extent of future purchases of treasury shares will be balanced with our effort to continue to maintain an adequate liquidity status.
Furthermore, we manage our financial liabilities, for example by entering into interest rate swaps on our borrowings.
The capital structure at the statement of financial position date was as follows:
Capital Structure

	2009		2008
		% of		% of
		Equity		Equity
		and Lia-		and Lia-
	€ millions	bilities	€ millions	bilities	% change
Total equity	8,491	63	7,171	52	18
Total current liabilities	3,416	26	5,824	42	- 41
Total noncurrent liabilities	1,467	11	905	7	62
Total liabilities	4,883	37	6,729	48	- 27
Equity and liabilities	13,374	100	13,900	100	- 4
In 2009, repayment of the loan we entered into to finance the acquisition of Business Objects decreased our total liabilities. In the contrary, a “Schuldscheindarlehen” (SSD — a private placement transaction) totaling € 697 million was placed on the euro-denominated capital markets in the first half of 2009.
We are predominantly equity-financed. This is also evident from the fact that bank loans and overdrafts represented only 5% of total assets as of December 31, 2009 (2008: 17%).
In 2009 and 2008, respectively, we were able to distribute € 594 million in dividends from our 2008 and 2007 profit compared to € 556 million distributed in 2007. Aside from the distributed dividend, in 2008 we also returned € 487 million to our shareholders by repurchasing our own shares, compared to € 1,005 million in 2007.
Commitments exist to reissue treasury shares or issue common shares in connection with our equity-settled share-based payment plans as described in Note (28). In all years presented we have satisfied and we expect to continue to satisfy commitments resulting from our equity-settled share-based payment plans through both reissuance of treasury shares and capital increases.
(23) Other Financial Commitments and Contingent Liabilities
Other Financial Commitments
Operating Leases
Other financial commitments were € 974 million, € 1,112 million, and € 850 million as at December 31, 2009, 2008 and 2007, respectively, and primarily comprise commitments under rental contracts and operating leases of € 727 million, € 863 million and € 649 million as at December 31, 2009, 2008 and 2007, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment.
210     SAP Annual Report 2009

Purchase Commitments
In addition, contractual commitments for acquisition of property, plant, and equipment totaling € 24 million in 2009 (€ 79 million in 2008; € 97 million in 2007) exist. These commitments relate primarily to construction on new and existing facilities, office equipment and car purchase commitments. The remaining commitments totaling € 223 million in 2009 (€ 170 million in 2008; € 104 million in 2007) relate to marketing, consulting, maintenance, license agreements and other third-party agreements. Historically, the majority of such purchase commitments have been realized.
Commitments under operating leasing contracts and purchase obligations as at December 31, 2009, were as follows:
Other Financial Commitments

	Operating	Purchase
€ millions	Leases	Commitments
Due 2010	221	192
Due from 2011 to 2014	374	53
Due thereafter	132	2
As at December 31, 2009, the future minimum sublease payments were € 13 million, € 16 million, and € 16 million for the years 2009, 2008, and 2007, respectively. Our sublease payments received were immaterial for all years reported.
Our rental and operating lease expense was € 264 million, € 274 million, and € 210 million for the years 2009, 2008 and 2007, respectively.
Contingent Liabilities
In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. In addition, we occasionally grant function or performance guarantees in routine consulting contracts or development arrangements.
Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in other obligations (see Note (19b)).
For contingent liabilities related to litigation matters, see Note (24).
(24) Litigation and Claims
We are subject to a variety of other claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For further information regarding the development of the provisions recorded for litigations please refer to note (19b). We currently believe that resolving all claims and lawsuits against us, individually or in aggregate, did not and will not have a material adverse effect on our business, financial position, income, or cash flows.
However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, income or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
Consolidated Financial Statements IFRS     211

Intellectual Property Litigation
In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. The legal proceedings have been re-activated and trial is scheduled for October 2010.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at € 1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German Court determined that the patent is invalid. The cancellation hearing for the utility model was held in May 2009 and the Court determined that the utility model was invalid. CSB is appealing, however, the infringement hearing has been stayed pending the appeals.
In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed an amended complaint in June 2007, a second amended complaint in July 2008 and a third amended complaint in October 2008 and a fourth amended complaint in August 2009. SAP and TomorrowNow have answered the fourth amended complaint, subject to and as revised by the Court’s ruling on motion to dismiss the preceding third amended complaint. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages including punitive damages in the billions of U.S. dollars. The trial has been re-scheduled for November 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice. In November 2009 a settlement conference was held. No settlement was reached. The next settlement conference is scheduled for June 2010. SAP has recorded a provision for these legal proceedings in the amount of US$100 million plus legal expenses as of December 31, 2009.
In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6M for past damages. With prejudgment interest, approximately 167 Mio. USD is in dispute. The parties have filed post-trial motions and a hearing has been scheduled for March 2010.
In August 2007, U.S.-based elcommerce.com, Inc.(elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctiverelief. The Court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. The trial in Pennsylvania has not yet been scheduled.
212     SAP Annual Report 2009

In August 2007, Canadian-based JuxtaComm, Inc. (JuxtaComm) instituted legal proceedings in the United States against Business Objects and several other defendants. JuxtaComm alleges that Business Objects’ products infringe one or more of the claims in one patent held by JuxtaComm. In its complaint, JuxtaComm seeks unspecified monetary damages and permanent injunctive relief. SAP and JuxtaComm have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In November 2007, U.S.-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. Among the defendants is Business Objects, which was sued by DSC prior to it being acquired by SAP. DSC alleges that SAP’s products infringe one or more of the claims in one patent held by DSC. In its complaint against SAP, DSC seeks unspecified monetary damages and permanent injunctive relief. In its complaint against Business Objects, which also alleges infringement of one or more claims in one DSC patent, DSC seeks unspecified monetary damages and permanent injunctive relief. The trial was scheduled for February 2010. SAP and DSC have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In May 2008, U.S.-based InfoMentis, Inc. (InfoMentis) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. The March 2010 trial date has been taken off the calendar and no new trial date has been set.
In July 2008, U.S.-based Implicit Networks (Implicit) instituted legal proceedings in the United States against SAP and several other defendants. Implicit alleges that SAP’s products infringe one or more of the claims of two patents held by Implicit. In its complaint, Implicit seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in November 2008. The legal proceedings have been transferred from Seattle, Washington to San Francisco, California. SAP and Implicit have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In July 2008 and July 2009, U.S.-based Aloft Media (Aloft) instituted legal proceedings in the United States against SAP and several other defendants. In the proceedings instituted in July 2008 Aloft alleges that SAP’s products infringe one or more of the claims of two patents held by Aloft. In its complaint, Aloft seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in October 2008. The trial was scheduled for June 2010. In the proceedings instituted in July 2009, Aloft alleges that SAP’s products infringe one or more of the claims of one patent held by Aloft. In its complaint, Aloft seeks unspecified monetary damages. SAP and Aloft have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In February 2010, U.S.-based TecSec, Inc. instituted legal proceedings in the United States against SAP. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately € 610 million euro plus interest. In September 2009, SAP filed a motion to dismiss. A trial date has not yet been set.
Consolidated Financial Statements IFRS     213

In April 2008, U.S.-based Wellogix, Inc. (Wellogix) instituted legal proceedings in the United States against SAP as well as several other defendants. Wellogix alleges several causes of action including, but not limited to, breach of joint venture/partnership agreement, breach of fiduciary duty, fraud, negligent misrepresentation, and misappropriation of confidential information. The lawsuit seeks unspecified monetary damages. SAP filed its responds in May 2008. In December 2008, the Court granted SAP’s motion to dismiss indicating the legal proceedings were improperly initiated in Texas. Wellogix has appealed. Wellogix has dropped its appeal.
In March 2008, U.S.-based Waste Management, Inc. and USA Waste Management Resources, LLC. (Waste Management) instituted legal proceedings in the United States against SAP alleging several causes of action, including but not limited to, fraud, negligent misrepresentation, and breach of contract. SAP filed an answer denying plaintiffs’ allegations and filed a counterclaim alleging breach of contract. In December 2009 the Court dismissed plaintiffs’ claim for negligent misrepresentation. In February 2010, SAP filed two motions for partial summary judgment. In response, Waste Management filed an amended petition re-writing their fraud allegations, asserting new claims, including but not limited to, civil conspiracy and joint enterprise, re-filed its claim for negligent misrepresentation to preserve its appeal rights, and filed various motions for partial summary judgment. In its amended petition, plain-tiffs allege actual damages exceeding US$400 million and seeks an award of exemplary damages exceeding US$800 million. In March 2010, SAP filed special exceptions under Texas Rules of Civil Procedure to the amended petition. The parties continue to engage in motion practice and the trial is currently schedule for May 2010.
(25) Financial Risk Factors
We are exposed to various financial risks, such as market risks, including changes in foreign currency exchange rates, interest rates, and equity prices, as well as credit risk and liquidity risk.
Foreign Currency Exchange Rate Risk
Foreign currency exchange rate risk is the risk of loss due to adverse changes in foreign currency exchange rates. Under IFRS, foreign currency exchange rate risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the non-functional currency is the respective risk variable; translation risks are not taken into consideration.
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. Since the Group’s entities mainly conduct their operating business in their respective functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign currency-denominated receivables, payables, and other monetary statement of financial position items by transacting in a currency other than the functional currency with the majority then being hedged as described in Note (26).
In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.
In addition, SAP AG is exposed to risk associated with forecasted intercompany cash flows in foreign currencies resulting from intercompany royalty payments by the SAP Group’s entities linked to their external revenue. This leads to a centralization of the foreign currency exchange rate risk with SAP AG in Germany, as the royalties are mostly denominated in the respective subsidiary’s local currency while the functional currency of SAP AG is the euro. Here, the highest foreign currency exchange rate exposure relates to currencies of subsidiaries with significant operations for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Canadian dollar, and the Australian dollar.
With regard to our investing and financing activities we are not exposed to any significant foreign currency exchange rate risk, as all such activities are conducted in the respective functional currency.
214     SAP Annual Report 2009

Interest-Rate Risk
Interest-rate risks result from changes in market interest rates which can cause changes in the fair values of fixed-rate instruments and in the interest to be paid or received for variable-rate instruments. This interest-rate risk arises for our investing and financing activities.
As at December 31, 2009, our liquidity was mainly invested in current time deposits with fixed yields and money market funds with variable yields, held as cash equivalents and other financial assets. Since we do not account for the fixed-yield investments held at year-end at fair value, we are only exposed to a cash flow interest-rate risk with regard to our variable-rate investments, namely money market funds, in the euro zone and in the United States of America.
In 2009, financing activities focused on an interest-bearing private placement transaction (Schuldscheindarlehen, SSD), which closed in the second quarter of 2009, totaling € 697 million with maturities of three and five years. The SSD has a € 149.5 million fixed-rate tranche exposing us to a fair value risk of the liability and a € 547.5 million variable-rate tranche, which gives rise to a cash-flow risk, as the interest payments are based on the prevailing EURIBOR rates. Hence, on the financing side, we are exposed to interest-rate risks mainly in the euro zone.
Equity-Price Risk
Equity-price risk is the risk of loss due to adverse changes in equity markets which we are exposed to with regard to our investments in equity securities and our share-based compensation plans.
Our investments consist of equity securities with and without quoted market prices in active markets classified as available-for-sale. Our investments in equity instruments with quoted market prices in active markets are monitored based on the current market value that is affected by the fluctuation in the volatile stock markets worldwide.
Also, we are exposed to risks resulting from future cash flows associated with share-based compensation granted to employees, which is described in detail in Note (28).
Credit Risk
Credit risk is the risk of economic loss of principal or financial rewards stemming from counterparty’s failure to repay or service debt according to the contractual obligations. In 2009, we entered into an agreement to insure part of our trade receivables against credit losses. Except for this, we have not concluded significant agreements reducing the overall credit risk exposure, such as master netting arrangements. Therefore, the total amounts recognized as cash and cash equivalents, short-term investments, loans and other financial receivables and derivative financial assets represent our maximum exposure to credit risks.
Liquidity Risk
Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2009, is shown in the table below. The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (23). Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed before December 31, 2009. As we settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the respective forward rate.
Consolidated Financial Statements IFRS     215

Contractual Maturities of Financial Liabilities

	Carrying
	Amount	Contractual cash flows
€ millions	12/31/2009	2010	2011	2012	2013	2014	Thereafter
Non-derivative financial liabilities
- Trade payables	- 479	- 479	0	0	0	0	0
- Financial liabilities
Bank loans and overdrafts	- 703	- 4	- 2	- 423	0	- 274	0
Other financial liabilities	- 46	- 56	- 24	- 18	- 11	- 7	0
Derivative financial liabilities and assets
- Derivative financial liabilities
Currency derivatives without designated hedge relationship	- 109
- cash outflows		- 2,136	- 3	- 3	- 3	- 2	- 13
- cash inflows		2,053	0	0	0	0	0
Currency derivatives with designated hedge relationship	- 12
- cash outflows		- 384	0	0	0	0	0
- cash inflows		371	0	0	0	0	0
Interest rate derivatives without designated hedge relationship	0
- cash outflows		0	0	0	0	0	0
- cash inflows		0	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	- 5
- cash outflows		- 12	- 12	- 9	- 5	- 3	0
- cash inflows		4	4	3	1	1	0
- Derivative financial assets
Currency derivatives without designated hedge relationship	41
- cash outflows		- 1,853	0	0	0	0	0
- cash inflows		1,890	0	0	0	0	0
Currency derivatives with designated hedge relationship	3
- cash outflows		- 160	0	0	0	0	0
- cash inflows		163	0	0	0	0	0
216     SAP Annual Report 2009

Contractual Maturities of Financial Liabilities

	Carrying
	Amount	Contractual cash flows
€ millions	12/31/2008	2009	2010	2011	2012	2013	Thereafter
Non-derivative financial liabilities
- Trade payables	- 544	- 539	- 5	0	0	0	0
- Financial liabilities
Bank loans and overdrafts	- 2,321	- 2,319	- 1	0	0	0	- 1
Other financial liabilities	- 71	- 142	- 5	- 1	0	0	0
Derivative financial liabilities and assets
- Derivative financial liabilities
Currency derivatives without designated hedge relationship	- 124
- cash outflows		- 1,203	- 1	- 1	- 1	- 1	- 17
- cash inflows		1,104	0	0	0	0	0
Currency derivatives with designated hedge relationship	- 64
- cash outflows		- 440	0	0	0	0	0
- cash inflows		377	0	0	0	0	0
Interest rate derivatives without designated hedge relationship	- 7
- cash outflows		- 21	0	0	0	0	0
- cash inflows		15	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	- 16
- cash outflows		- 70	0	0	0	0	0
- cash inflows		56	0	0	0	0	0
- Derivative financial assets
Currency derivatives without designated hedge relationship	132
- cash outflows		- 1,658	0	0	0	0	0
- cash inflows		1,803	0	0	0	0	0
Currency derivatives with designated hedge relationship	29
- cash outflows		- 216	0	0	0	0	0
- cash inflows		245	0	0	0	0	0
The overall decrease of cash outflows for our non-derivative financial liabilities compared to year-end 2008 is due to the full repayment of a syndicated term loan in 2009.
The overall increase of cash outflows and inflows for our derivative financial liabilities is due to hedging an intercompany short-term loan in U.S. dollars.
Consolidated Financial Statements IFRS     217

(26) Financial Risk Management
We manage credit, liquidity, interest rate, equity price, and foreign currency exchange rate risks on a Group-wide basis. Selected derivatives are exclusively used for this purpose and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction. Financial risk management is done centrally. The risk management and hedging strategy is set by our Treasury guideline and other internal guidelines and is subject to continuous internal risk analysis.
In the following sections we provide details on the management of each respective financial risk and our risk exposure. For the presentation of market risk exposure, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or other components of equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.
Foreign Currency Exchange Rate Risk Management
We continually monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide foreign currency exchange rate risk-management strategy using derivative financial instruments, primarily foreign exchange forward contracts, as appropriate, with the primary aim of reducing profit or loss volatility.
Currency Hedges without Designated Hedge Relationship
Foreign exchange forward contracts entered into by us to offset exposure relating to foreign currency-denominated monetary assets and liabilities from our operating activities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying transactions are recognized in profit in the same periods as the gains and losses from the derivatives.
In addition, currency hedges without a designated hedge relationship also contain foreign currency derivatives embedded in non-derivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.
Currency Hedges with Designated Hedge Relationship (Cash-Flow Hedges)
We enter into derivative instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies, generally within a 40% to 80% range of the forecasted exposure out to 15 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.
In 2009, net losses totaling € 18 million (2008: net losses of € 32 million; 2007: net gains of € 48 million) resulting from the change in the component of the derivatives designated as hedging instruments were taken directly to other components of equity.
For the years ended December 31, 2009, and 2008, no highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable of occurring. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we only identified immaterial ineffectiveness for these hedges in 2009 and no ineffectiveness in 2008 and 2007. In 2009, we reclassified net losses of € 37 million (2008: net losses of € 16 million; 2007: net losses of € 38 million) out of other components of equity to profit or loss due to the hedged items affecting income. Generally, the cash flows of the forecasted transactions are expected to occur and affect profit or loss monthly within a time frame of 15 months from the statement of financial position date. It is estimated that € 7 million of the net losses recognized directly in other components of equity at December 31, 2009, will be reclassified into profit during fiscal year 2010.
218     SAP Annual Report 2009

Foreign Currency Exchange Rate Exposure
In line with our internal risk reporting process, we use the value-at-risk method to quantify our risk positions and to manage foreign currency exchange rate risk. Our calculation of the value-at-risk not only includes all foreign currency-denominated financial instruments but also forecasted intercompany transactions that are scoped out of IFRS 7. As our internal calculation of value-at-risk is not in line with the requirements of IFRS 7, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:
▪	Since the SAP Group’s entities generally operate in their functional currencies, the majority of our non-derivative monetary financial instruments such as cash, trade receivables, trade payables, loans to employees and third parties, bank liabilities, and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign currency exchange rate risk in these transactions is non-existent. In exceptional cases and limited economic environments, operating transactions are denominated in currencies other than the functional currency, leading to a currency risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other components of equity with regard to our non-derivative monetary financial instruments.
▪	Income or expenses on the non-derivative monetary financial instruments discussed above are always recognized in the relevant entity’s functional currency. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other components of equity in this regard.
▪	Our free-standing derivatives designed for hedging currency risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the consolidated income statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to currency risks with an effect on profit or other components of equity.
Consequently, we are only exposed to foreign currency exchange rate fluctuations with regard to:
▪	Derivatives held within a designated cash-flow hedging relationship, and
▪	Foreign currency embedded derivatives.
With respect to the nominal amounts, the data at year-end is not representative of the year as a whole. On average, our exposure to foreign currency exchange rate risk in 2009 was based on nominal amounts of € 898 million, with a range of exposure on nominal amounts from a low of € 819 million to a high of € 960 million, which was also the year-end exposure.
The interest element which is not part of the assigned cash flow hedging relationship and is posted to profit is not affected by currency fluctuations. As we do not have a significant exposure to a single currency, we disclose our exposure to our major currencies (as described in Note (25)) in total. If, at December 31, 2009, the euro had gained (lost) 10% against all our major currencies, the effective portion of the foreign currency cash-flow hedge in other components of equity would have been € 55 million higher (lower) (December 31, 2008: € 68 million higher (lower); December 31, 2007: € 64 million higher (lower)) than presented.
Any change in the value of our foreign-currency embedded derivatives is recorded in profit or loss. If, at December 31, 2009, the euro had gained (lost) 10% against the Swiss franc (which is the currency accounting for the majority of our respective exposure), the effect on other non-operating income would have been € 38 million higher (lower) (December 31, 2008: € 40 million higher (lower); December 31, 2007: € 37 million higher (lower)) than presented.
Consolidated Financial Statements IFRS     219

Our sensitivity to foreign currency exchange rate fluctuations has decreased during the current period, mainly due to the reduction of the nominal amounts hedged in a cash-flow hedging relationship and the reduction of the volume of the underlying executory contracts of foreign-currency embedded derivatives.
Interest-Rate Risk Management
The primary aim of our interest-rate risk management is to reduce profit or loss volatility.
In order to hedge the cash-flow risk resulting from fluctuations in future interest payments related to the variable-rate SSD, we entered into interest rate payer swaps, thus economically converting the underlying floating rate of the SSD into a fixed rate, as the changes in the cash flows of the hedged items resulting from changes in EURIBOR are offset against the changes in the cash flows of the interest rate swaps. At December 31, 2009, the nominal volume of the interest rate derivatives covered the total volume of the variable-rate SSD. Hence, virtually all of our interest rate sensitive liabilities denominated in euros and of the total of our interest rate sensitive liabilities had a fixed interest rate.
Derivatives with Designated Hedge Relationship (Cash-Flow Hedges)
At December 31, 2009, we held interest rate derivatives with a designated hedge relationship that had a negative fair value of € 5 million (2008: € 16 million) for which net losses of € 14 million of the 2009 financial year (2008: € 15 million net losses of the 2008 financial year; 2007: € 0 million) were recorded in other components of equity due to the designation as cash-flow hedging instruments. In 2009, we reclassified net losses of € 26 million (2008: € 0 million; 2007: € 0 million) out of other components of equity to interest expense due to the hedged items affecting income. We did not record any ineffectiveness for these hedges for the fiscal years 2009, 2008, and 2007.
The following table shows the contractual maturities of the cash flows for the SSD interest payments:

Start Date	End Date	Nominal Volume	Reference Rate
April 9, 2009	April 9, 2012	€359.5 million	3-month-EURIBOR
April 9, 2009	April 9, 2014	€158 million	3-month-EURIBOR
June 2, 2009	June 2, 2014	€30 million	3-month-EURIBOR
Interest Rate Exposure
In order to reduce profit or loss volatility, we manage interest-rate risk by adding interest-rate-related derivative instruments to a given portfolio of debt financing.
Due to the short maturities of our investments, we do not have a significant interest-rate risk-related to financial assets (see Note (13)).
As noted above, we entered into derivative financial instruments to hedge the interest rate risk resulting from the variable interest-rate SSD.
A sensitivity analysis is provided to show our interest rate risk exposure at the statement of financial position date considering the following:
▪	Changes in interest rates only affect non-derivative fixed-rate financial instruments if they are recognized at fair value. As at December 31, 2009 we did not have non-derivative fixed-rate financial assets classified as available-for-sale or non-derivative fixed-rate financial liabilities designated as at fair value through profit or loss, an equity-related sensitivity calculation is not necessary. As our investment portfolio also contained fixed-rate financial assets from the euro zone during 2009, the data at year-end is not representative of the entire year of 2009. On average, our exposure to fair value risk in 2009 with regards to investing activities was based on investments of € 77 million, with a range of exposure on investments from a high of € 199 million to a low of € 0 million, which was also the year-end exposure.
220     SAP Annual Report 2009

▪	Income or expenses for non-derivative financial instruments with variable interest are subject to interest rate risk if they are not hedged items in an effective hedging relationship. We therefore have no significant interest-rate risk arising from our financial liabilities and consider interest rate changes for our variable interest-rate investments in the profit-related sensitivity calculation. With respect to the invested amounts, the data at year-end is not representative of the year as a whole. On average, our exposure to cash flow interest rate risk in 2009 was based on investments of € 847 million, with a range of exposure on investments from a high of € 1.0 billion to a low of € 330 million, which was also the year-end exposure.
▪	Due to the aforementioned designation of interest rate derivatives to a cash flow-hedge relationship, the respective interest rate changes affect the respective amounts recorded in other components of equity. The movements related to the interest rate swaps’ variable leg are not reflected in the sensitivity calculation as they offset the variable interest-rate payments for the credit facility. We therefore only consider interest rate sensitivity in discounting the interest rate swaps’ fixed leg cash flows in the equity-related sensitivity calculation for the interest swaps in a hedge relationship. With respect to the borrowing and therefore hedged amounts, the data at year-end is not representative for the year as a whole, as signifi-cant debt amounts from a syndicated term loan raised in connection with the acquisition of Business Objects were paid back in 2009. On average, our exposure to interest rate risk in 2009 with regard to financing activities was based on borrowings of € 2.03 billion, with a range of exposure on borrowings from a high of € 3.0 billion to a low of € 697 million, which was also the year-end exposure.
While in the previous years we used a yield curve shift of + 100/— 100 basis points, the 2009 sensitivity analysis is — due to the current low interest level — based on a yield curve shift of + 100/— 20 basis points to avoid negative interest rates. If, on December 31, 2009, interest rates had been 100 basis points higher (20 basis points lower) (2008/2007: 100 basis points higher (lower)), this would not have had a material effect on:
▪	The gains/losses on available-for-sale financial assets positions in other components of equity.
▪	The financial income, net for our variable interest-rate investments.
▪	The effective portion of the interest rate cash-flow hedge in other components of equity.
Only the sensitivity analysis for the available-for-sale financial assets is not representative for the year as a whole, as during 2009 we held fixed interest-rate financial assets.
Our sensitivity to interest rate fluctuations has decreased during the current period mainly due to the reduction of variable-rate debt instruments and liabilities.
Equity-Price Risk Management
Our equity investments in listed securities are affected by the fluctuation in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2009, would only have an insignificant impact on the value of our investments in marketable securities and the corresponding entries in other components of equity.
The equity investments in non-listed securities are monitored individually. Those securities are recognized at cost, because market values are generally not observable. They are subject to an annual impairment test.
Consolidated Financial Statements IFRS     221

In order to reduce profit or loss volatility, we hedge certain cash flow exposures associated with share-based compensation through the purchase of derivative instruments, but do not establish a designated hedge relationship. Based on the valuation of the share-based compensation hedges, share-based compensation expense increased € 5 million (2008: increase of € 41 million; 2007: increase of € 31 million).
Credit Risk Management
To mitigate the credit risk for our investing activities, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least A-. The weighted average rating of our financial assets is in the range AA- to A+. We pursue a policy of cautious investments characterized by predominantly short-term investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties. This approach is assured by detailed guidelines for the management of financial risks, stipulating that the business volume with individual counterparties is restricted to a defined limit which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, or participation in the German Depositors’ Guarantee Fund or any other protection scheme. We continuously monitor strict compliance with these counterparty limits.
The default risk of trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers, and it is partially covered by merchandise credit insurance. Outstanding receivables are continuously monitored locally. Credit risks are accounted for through individual and portfolio impairments (described in detail in Note (3)). The impact of trade receivables from single customers is mitigated by our large customer base and its distribution across many different industries and countries worldwide. For information about the credit quality of trade receivables, see Note (14). For information on the maximum exposure to credit risk, see Note (25).
To mitigate the credit risk for our derivative financial assets, we only purchase such instruments from approved major financial institutions that carry high external credit ratings as laid out in our internal treasury guideline. In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty stipulating that the business volume with individual counterparties is restricted to a defined limit which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, or participation in the German Depositors’ Guarantee Fund or any other protection scheme. The limit utilization is continuously monitored. As the premium for credit default swaps mainly depends on the market participants’ assessment of the creditworthiness of a debtor, we also closely observe the development of CDS spreads in the market to evaluate probable risk developments to timely react to changes if these should manifest.
222     SAP Annual Report 2009

Liquidity Risk Management
Our Group-wide liquidity is generally managed by our global treasury department with the primary aim of maintaining liquidity in the Group at a level that is adequate to meet our financial obligations.
Our primary source of liquidity is funds generated from our business operations, which have historically mainly provided the liquid funds needed to maintain our investing and financing strategy. Unless restricted by local regulations, subsidiaries pool their cash surplus to our global treasury department, which then arranges to fund other subsidiaries’ requirements or invest any net surplus in the market, seeking to optimize yields, while ensuring liquidity, by investing only with counterparties and issuers of high credit quality, as explained above. Hence, high levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent.
Apart from effective working capital and cash management, SAP has reduced its liquidity risk by arranging an adequate volume of available credit facilities with various financial institutions on which we can draw if necessary.
As at October 1, 2007, SAP AG entered into a € 5 billion credit facility with Deutsche Bank AG in connection with our acquisition of Business Objects S.A. As at December 31, 2008, there were borrowings of € 2.3 billion outstanding under the facility. The credit facility was fully repaid in October 2009 before maturity date December 31, 2009.
As mentioned above, in the second quarter of 2009 SAP AG placed an SSD in the total volume of € 697 million. In addition, in order to retain high financial flexibility, as at September 15, 2009, SAP AG entered into a € 1.5 billion three-year revolving credit facility, effectively replacing the € 1 billion syndicated revolving credit facility signed in November 2004. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 110 basis points to 160 basis points, depending on the amount drawn. We are also required to pay a commitment fee of 44 basis points per annum on the unused available credit. As at December 31, 2009, there were no borrowings outstanding under the facility.
Additionally, as at December 31, 2009 and 2008, SAP AG had available lines of credit totaling € 545 million and € 597 million, respectively. As at December 31, 2009 and 2008, there were no borrowings outstanding under these lines of credit. As at December 31, 2009 and 2008, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to € 51 million and € 52 million, respectively. Total aggregate borrowings under these lines of credit amounted to 6 million and € 21 million as at December 31, 2009 and 2008, respectively.
(27) Additional Fair Value Disclosures on Financial Instruments
Fair Value of Financial Instruments
We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held for trading (HFT) and amortized cost (AC).
The carrying amounts and fair values of our financial instruments as at December 31 were as follows:
Consolidated Financial Statements IFRS     223

Fair Values of Financial Instruments

		2009						2008
		Book Value	Measurement categories			Fair Value	Not in	Book Value	Measurement categories			Fair Value	Not in
		31-Dec	At	At Cost	At	31-Dec	Scope of	31-Dec	At	At Cost	At	31-Dec	Scope of
			Amortized		Fair Value		IFRS 7		Amortized		Fair Value		IFRS 7
€ millions	Category		Cost						Cost
Assets
Cash and cash equivalents	L&R	1,884	1,884			1,884		1,280	1,280			1,280
Trade receivables	L&R	2,598	2,508			2,508	90	3,219	3,130			3,130	89
Other financial assets		770						850				0
debt	L&R/AFS										382	382
equity	AFS/-			62	25	25	27			63	11	11	21
Other nonderivative financial assets	L&R		499			499	91		101			101	81
Derivatives
- with hedging relationship	—				3	3					30	30
- without hedging relationship	HFT				63	63					161	161
Liabilities
Trade payables	AC	- 673	- 479			- 479	- 194	- 641	- 510			- 510	- 131
Bank liabilities	AC	- 703	- 703			- 705		- 2,321	- 2,321			- 2,321
Other financial liabilities	AC	- 172						- 282
Other nonderivative financial liabilities	AC		- 45			- 45	- 1		- 69			- 69	- 2
Derivatives
- with hedging relationship	—				- 17	- 17					- 80	- 80
- without hedging relationship	HFT				- 109	- 109					- 131	- 131
Aggregation according to IAS 39
Financial assets
at fair value through profit or loss held for trading	HFT	63			63	63		161			161	161
available-for-sale	AFS	87		62	25	25		456		63	393	393
loans and receivables	L&R	4,981	4,891			4,891	90	4,600	4,511			4,511	89
Financial liabilities
at fair value through profit or loss held for trading	HFT	- 109			- 109	- 109		- 131			- 131	- 131
at amortized cost	AC	- 1,421	- 1,227			- 1,229	- 194	- 3,031	- 2,900			- 2,900	- 131
Out of IAS 39
financial instruments related to employee benefit plans		91					91	81					81
associates		27					27	21					21
derivatives with hedging relationship		- 14			- 14	- 14		- 50			- 50	- 50
liabilities in connection with IAS 17		- 1					- 1	- 2			0	0	- 2
224     SAP Annual Report 2009

Determination of Fair Values
IAS 39 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Accordingly, best evidence of fair value is quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value. We have classified our financial instruments into those that are subsequently measured at fair value and those which are measured at cost or amortized cost.
Financial Instruments Measured at Fair Value
Depending on the inputs used for determining fair value, we have categorized our financial instruments at fair value into a three-level fair value hierarchy as mandated by IFRS 7.
The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value for one single instrument may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The levels of the fair value hierarchy, its application to our financial assets and liabilities and the respective determination of fair value are described below:
▪	Level 1: Quoted prices in active markets for identical assets or liabilities.
–	Available-for-sale debt and equity investments: The fair values of these marketable securities are based on quoted market prices as at December 31.
Consolidated Financial Statements IFRS     225

▪	Level 2: Inputs other than observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
–	Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts using the respective deposit interest rates and spot rates. The fair value of the derivatives entered into to hedge our share-based compensation programs are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price and the volatility of our share. Fair values of our derivative interest-rate contracts are calculated by discounting the expected future cash flows by taking the prevailing market and future rates for the remaining term of the contracts as a basis.
–	Available-for-sale equity investments in public companies: Certain of our equity investments in public companies are restricted from being sold for a limited period. Therefore, fair value is determined based on quoted market prices as at December 31, deducting a discount for the disposal restriction based on the premium for a respective put option.
▪	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
–	Available-for-sale equity investments in private companies: For these investments in equity instruments primarily consisting of venture capital investments fair values could not readily be observed as they do not have a quoted market price in an active market. Also, calculating fair value by discounting estimated future cash flows is not possible as a determination of cash flows is not reliable. Therefore, for equity instruments in private companies, a Level 3 valuation technique is not applicable; such investments are accounted for at cost approximating fair value with impairment being assessed based on revenue multiples of similar companies and review of each investment’s cash position, financing needs, earnings and revenue outlook, operational performance, management and ownership changes, and competition.
The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other components of equity as of December 31, 2009 to the three levels of the fair value hierarchy according to IFRS 7.
Classification of Financial Instruments

	2009				2008
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Debt investments	0	0	0	0	382	0	0	382
Equity investments	1	24	0	25	1	10	0	11
Available-for-sale financial assets	1	24	0	25	383	10	0	393
Derivative financial assets	0	66	0	66	0	191	0	191
Total	1	90	0	91	383	201	0	584
Financial liabilities
Derivative financial liabilities	0	126	0	126	0	211	0	211
Total	0	126	0	126	0	211	0	211
226     SAP Annual Report 2009

Financial Instruments Measured at Cost/at Amortized Cost The fair values of these financial instruments are determined as follows:
▪	Cash and cash equivalents, trade receivables, other non-derivative financial assets:

Because the financial assets are primarily short-term it is assumed that their carrying values approximate their fair values. Non-interest-bearing or below market-rate loans to third parties or employees are discounted to the present value of estimated future cash flows using the original effective interest rate the respective borrower would have to pay to a bank for a similar loan.
▪	Bank liabilities: As the majority of our bank liabilities are variable interest debts, their carrying values in general approximate their fair values.
▪	Accounts payable, and other non-derivative financial liabilities: Because these financial liabilities are mainly short-term, their fair values approximate their carrying values.
Income and Expenses, Gains and Losses on Financial Instruments
Income and expenses, gains and losses on financial instruments presented in the categories defined in IAS 39 are as follows:
Net Gains/Losses on Financial Instruments

	2009			2008			2007
		Available-	Financial		Available-	Financial		Available-	Financial
		for-Sale	Liabilities at		for-Sale	Liabilities at		for-Sale	Liabilities at
	Loans &	Financial	Amortized	Loans &	Financial	Amortized	Loans &	Financial	Amortized
€ millions	Receivables	Assets	Cost	Receivables	Assets	Cost	Receivables	Assets	Cost
Interest and similar income	4	30	0	4	71	0	4	141	0
Interest and similar expenses	0	0	- 101	0	0	- 123	0	0	- 7
Impairment charges	11	- 11	0	- 31	- 13	0	- 14	- 7	0
Reversals of impairments	- 11	0	0	1	0	0	5	0	0
Gains/losses from disposals	0	0	0	0	13	0	0	1	0
Fee expense and other	0	0	- 4	0	0	- 1	0	- 4	0
Net gain/loss	4	19	- 105	- 26	71	- 124	- 5	131	- 7
The difference between the net gains/losses on financial instruments and the financial income, net of the respective year is due to:
▪	The financial income, net also contains a share of the result of associates while associates are not financial instruments and
▪	The net gains/losses on financial instruments containing income/expenses from the changes in the allowance for accounts receivables which are not included in financial income, net.
Consolidated Financial Statements IFRS     227

For the unrealized gains/losses with regard to our available-for-sale financial assets recognized in other components of equity and reclassified out of other components of equity, respectively, see our Consolidated Statements of Comprehensive Income.
(28) Share-Based Payment Plans
SAP has granted awards under various equity-settled and cash-settled share-based compensation plans to its employees. In addition, the Company offers its employees in various countries the opportunity to buy its shares at a discount. All of these programs are described in the following sections.
a) Employee Discounted Stock Purchase Programs (EDSP)
The Company offers its employees the opportunity to purchase its shares on a monthly basis at a discount of 15%. Employees may invest up to 10% of their gross salary in this plan. The compensation expense recognized in 2009 for this plan amounted to € 2.8 million (2008: € 3.3 million; 2007: € 3.4 million). In addition, employees in Germany are granted the opportunity to receive a € 260 discount on the purchase of SAP shares once a year under the Stock Award Program (Vermögensbeteiligung). The total expense recorded under this program in 2009 was € 3.8 million (2008: € 3.6 million; 2007: € 3.3 million).
b) Cash-Settled Share-Based Payment Plans
SAP’s stock appreciation rights are cash-settled share-based payment plans and include the following programs, which are described in detail below: Stock Appreciation Rights (STAR) program, STAR PP STAR Performance Plan 2009 (STAR PP), Incentive 2010, Virtual Stock Option Plan (SOP) program, SOP Performance Plan 2009 (SOP PP), and BO Rights (former Business Objects awards assumed in connection with Business Objects acquisition in 2008).
The following parameters and assumptions were used for the computation of the fair value at grant date:
Fair Value and Parameters at Grant Date by Plan

		2009				2008			2007
				Incentive				Incentive
	STAR PP	SOP PP	STAR	2010	SOP	BO Rights	STAR	2010	SOP
Weighted average fair value	3.53	€5.62	€3.26	4.93	€7.11	€20.98	€2.87	€10.12	€8.00	€
Expected life (in years)	2.3	4.6	2.5	2.9	4.8	3.3	2.4	3.7	4.8
Risk-free interest rate	1.55%	2.39%	3.21%	3.54%	3.43%	3.42% to 3.74%	3.93%	3.88%	3.89%
Grant price of SAP share	28.00	€28.00	€32.69	€36.15	€32.69 €	N/A	35.71	€36.15	€35.71	€
Share price of SAP share	28.23	€28.23	€31.61	€31.45	€31.61	€32.28	33.92	€34.27	€33.92	€
Expected volatility of SAP shares	39.9%	35.0%	31.8%	29.6%	30.0%	29.0%	26.9%	28.6%	30.2%
Expected dividend yield of SAP shares	1.76%	1.76%	1.74%	1.56%	1.74%	1.30%	1.41%	1.40%	1.41%
Grant price of reference index	97.54	€97.54 €	N/A	165.59 €	N/A	N/A	N/A	165.59 €	N/A
Share price of reference index	108.82	€108.82 €	N/A	191.12 €	N/A	N/A	N/A	189.32 €	N/A
Expected volatility reference index	35.8%	25.2%	N/A	15.9%	N/A	N/A	N/A	18.2%	N/A
Expected dividend yield of reference index	1.10%	1.06%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expected correlation SAP share/reference index	38.1%	36.5%	N/A	33.0%	N/A	N/A	N/A	44.0%	N/A
228      SAP Annual Report 2009

As of December 31, 2009, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:
Fair Value and Parameters Used at Dec 31, 2009

	STAR	STAR PP	Incentive	SOP	SOP PP	BO Rights
			2010
Option pricing model used	Monte-Carlo	Monte-Carlo	Monte-Carlo	Binomial	Binomial	Binomial
Range of grant dates	03/2007	05/2009	03/2006	03/2007	05/2009	02/1998
	04/2008		01/2008	04/2008		01/2008
Quantity of awards issued in thousands	37,202	16,029	1,487	15,664	10,321	5,162
Weighted average fair value as of Dec 31, 2009	0.66	€1.25	€0.15	€4.27	€4.89	€14.79 €
Weighted average intrinsic value as of Dec 31, 2009	0.43	€0.00	€0.00	€0.00	€0.00	€14.14 €
Expected life as of Dec 31, 2009 (in years)	0.7	1.7	1.0	2.2 to 2.9	4.1	2.4
Risk-free interest rate (depending on maturity)	0.56%	1.15%	0.77%	1.42% to 1,77%	2.21%	1.50%
Expected volatility SAP shares	30.8%	30.9%	30.7%	28.3% to 29.6%	29.4%	30.0%
Expected dividend yield SAP shares	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Share price of reference index	N/A	143.05	€193.71 €	N/A	143.05 €	N/A
Expected volatility reference index	N/A	32.7%	27.5%	N/A	26.4%	N/A
Expected dividend yield reference index	N/A	1.36%	N/A	N/A	1.09%	N/A
Expected correlation SAP share/reference index	N/A	31.4%	41.9%	N/A	35.4%	N/A
Expected volatilities of the SAP share price are based on implied volatilities from traded options with corresponding lifetimes and exercise prices. For the STAR PP and the SOP PP valuation, the expected volatility of the Tech Peer Group Index (ISIN DE000A0YKR94) (TechPGI) is based on the historical volatility derived from the index price history.
Expected life of the investments reflects both the contractual term and the expected, or historical, exercise behavior. Risk-free interest rate has a range that depends on the term and is derived from German government bonds. Dividend yield is based on expectations of future dividends.
In total, we recognized compensation expense of € 49 million, € 59 million, and € 77 million for the years ended December 31, 2009, 2008, and 2007, respectively for our cash-settled programs.
Consolidated Financial Statements IFRS      229

Changes in our plans for the years ended December 31, 2009, 2008, and 2007 were as follows:
Changes in Numbers of Outstanding Awards

(000)	STAR	STAR PP	Incentive 2010	SOP	SOP PP	BO Rights
Outstanding as of 12/31/2006	10,481	N/A	690	0	N/A	N/A
Granted in 2007	18,831	N/A	663	7,014	N/A	N/A
Exercised/paid in 2007	-2,941	N/A	0	0	N/A	N/A
Expired in 2007	0	N/A	0	0	N/A	N/A
Forfeited in 2007	-1,492	N/A	-196	-316	N/A	N/A
Outstanding as of 12/31/2007	24,879	N/A	1,157	6,698	N/A	N/A
Granted in 2008	18,517	N/A	134	8,650	N/A	5,162
Exercised/paid in 2008	-4,037	N/A	0	0	N/A	-1,720
Expired in 2008	0	N/A	0	0	N/A	0
Forfeited in 2008	-2,125	N/A	-124	-862	N/A	-479
Outstanding as of 12/31/2008	37,234	N/A	1,167	14,486	N/A	2,963
Granted in 2009	0	16,029	0	0	10,321	0
Exercised/paid in 2009	-2,943	0	0	0	0	-704
Expired in 2009	0	0	0	0	0	0
Forfeited in 2009	-2,620	-518	-66	-998	-243	-372
Outstanding as of 12/31/2009	31,671	15,511	1,101	13,488	10,078	1,887

Additional information
Awards exercisable as of 12/31/2007	N/A	N/A	0	0	N/A	N/A
Awards exercisable as of 12/31/2008	N/A	N/A	0	0	N/A	1,528
Awards exercisable as of 12/31/2009	N/A	0	0	5,965	0	1,390
Aggregate intrinsic value of vested awards in € million, as of 12/31/2007	N/A	N/A	0	0	N/A	N/A
Aggregate intrinsic value of vested awards in € million, as of 12/31/2008	N/A	N/A	0	0	N/A	9.6
Aggregate intrinsic value of vested awards in € million, as of 12/31/2009	N/A	0	0	0	0	18.5
Weighted average exercise price in €	N/A	N/A	N/A	37.43	41.06	23.62
Provision as of 12/31/2007 in € millions	74.3	N/A	2.9	21.3	N/A	N/A
Provision as of 12/31/2008 in € millions	14.8	N/A	2.1	35.8	N/A	37.1
Provision as of 12/31/2009 in € millions	12.1	5.0	0.1	53.3	14.3	28.9
Expense recognized in 2007 in € millions	53.7	N/A	1.3	21.8	N/A	N/A
Expense recognized in 2008 in € millions	27.9	N/A	- 0.9	23.6	N/A	8.3
Expense recognized in 2009 in € millions	5.9	14.3	- 1.9	19.6	5.0	5.9
230      SAP Annual Report 2009

     b.1) STAR Plans (STAR)
Under the STAR Plans we granted stock appreciation rights, the value of which was dependent on the quarterly performance of the SAP share.
The 2008, 2007, and 2006 STAR grant-base values of € 32.69, € 35.71, and € 42.12, respectively, were based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly over a period of two years. Each of the eight quarterly valuations is weighted as follows in determining the final STAR value:

Weighting Factor for Valuation Calculation of STAR Awards Quarter Ended
March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
5%	5%	10%	20%	10%	10%	10%	30%
The valuations for quarters ended December 31, are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one common share, as quoted on the Frankfurt Stock Exchange, over the 20 consecutive business days following the announcement date of the Company’s preliminary annual results. The other quarterly valuations are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one common share over the five consecutive business days following the announcement of the Company’s quarterly results. Because each quarterly valuation is conducted independently, it is unaffected by any other quarterly valuation.
The cash payout value of each STAR is calculated quarterly as follows: (i) 100% of the first € 12.50 value appreciation for such quarter; (ii) 50% of the next € 12.50 value appreciation; and (iii) 25% of any additional value appreciation. Beneficiaries will receive payments with respect to the 2008 STARs as follows: 50% on both March 31, 2010 and January 31, 2011. Under the terms of the 2007 STAR program, beneficiaries are scheduled to receive an initial payment of 50% on March 31, 2009, and a second installment on January 31, 2010. Beneficiaries will receive STAR payments provided that they are still employees of the Company on the payment dates, subject to certain exceptions.
The fair values of the STARs granted in 2007 are the same as the fair values of the derivatives that are entered into to hedge the compensation expense because the terms of the STAR awards and the derivatives are the same.
     b.2) STAR Performance Plan 2009 (STAR PP)
Under the STAR Performance Plan we granted stock appreciation rights, the value of which depends on the quarterly performance of the SAP share relative to an industry-specific share price index.
The STAR PP grant value of € 28.00 is based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. As for the STAR plans, the valuation of the STAR PP is calculated quarterly, over a period of two years, with a similar weighting allocated to each of the eight quarters.
The quarterly valuation under the STAR PP is based on the outperformance of the SAP stock price compared to the TechPGI, which includes 10 publicly traded companies in the software and hardware industry. For that purposes, the STAR PP agreement sets the initial value of the index (€ 97.54) as well as the SAP grant value (€ 28.00 per share). The quarterly valuation will be performed on eight defined target dates from June 10, 2009 to March 10, 2011. The outperformance of SAP stock price over the TechPGI price is measured over the last 10 trading days prior to the target date. The final STAR PP value will be the sum of the eight quarterly appreciations. The maximum total payout per STAR PP is capped at 110% of the STAR grant value.
Beneficiaries will receive payments with respect to the STARs as follows: 50% on both March 31, 2011 and January 31, 2012, provided that they are still employees of the Company on the payment dates, subject to certain exceptions.
     b.3) Incentive Plan 2010
Under the Incentive Plan 2010 we granted stock appreciation rights, the value of which was dependent on the multi-year performance of the SAP share relative to an industry-specific share price index.
Consolidated Financial Statements IFRS      231

These stock appreciation rights were granted to top performers and top executives under the Incentive Plan 2010. The plan provides for a maximum payout of € 144.60 per right if the market capitalization of SAP AG doubles by December 31, 2010.
The rights will only be exercisable if SAP’s common share outperforms the S&P North Software-Software Index™ (formerly GSTI Software Index) during the period between the issue of the rights and December 31, 2010. If the increase between the grant value and the relevant actual market capitalization is below 200% of the base market capitalization, the payout per award will be based on the following scale:
Payout per Award

	Calculation	Incremental
	of Payout	Maximum Payout	Incremental
Increase in Market	per Percentage Point	as % of	Maximum Payout
Capitalization	Increase	Grant Value	per Right in €
0 to 50%	0.00	0%	0.00
> 50 to 80%	0.67	20%	28.92
> 80 to 90%	3.00	30%	43.38
> 90 to 99,99%	5.00	50%	72.30

100% or more		100%	144.60
     b.4) SAP Stock Option Plan 2007 (SOP)
Under the SAP Stock Option Plan we granted virtual stock options, the value of which was dependent on the multi-year performance of the SAP share. The awards were granted to top executives and top performers.
The plan provides for cash settlement only and is available to top executives and top performers. The awards granted in 2008 and 2007 have a grant-base value of € 32.69 and € 35.71, respectively, which is based on the average fair market value of one common share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year.
Under the SOP Plan, beneficiaries receive stock appreciation rights based on the SAP share price, which give them the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. The plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse.
Rights granted under this plan may be exercised after a vesting period of two years starting on the grant date. The contractual term of the virtual stock options is five years, that is, the rights will expire five years after the grant date if not exercised by the holder before that date.
The exercise price is 110% of the base value. Thus, the right can only be exercised if the share price at exercise exceeds the grant price by at least 10%. Monetary benefits will be capped at a share price of 200% of the exercise price (€ 78.56 for options granted in 2007, and € 71.92 for options granted in 2008).
     b.5) SOP Performance Plan 2009 (SOP PP)
Under the SOP Performance Plan 2009 we grant virtual stock options, the value of which depends on the multi-year performance of the SAP share relative to an industry-specific share price index.
These rights were granted to top executives and top performers. The rights granted under this plan may be exercised after a vesting period of two years starting on the grant date and their contractual term is five years.
The future payout at exercise date will be based on the outperformance of the SAP share price since the grant date, which is compared with the TechPGI. For that purpose, the SOP PP 2009 agreement defines the initial value of the TechPGI (€ 97.54) as well as the SAP exercise price (€ 28.00 per share). As a consequence, exercise is only possible if the performance of the SAP share price since grant date has been better than the TechPGI performance. The plan provides for 12 predetermined exercise dates every calendar year (one date per month) until the rights lapse.
The employee benefit is capped at 110% of the exercise price, that is, € 30.80.
     b.6) Business Objects Cash-Settled Awards Replacing Pre-Acquisition Business Objects Awards (BO Rights)
Prior to being acquired by SAP, the employees of Business Objects companies were granted equity-settled awards giving rights to Business Objects shares. Following the Business Objects acquisition in 2008, the Business Objects shares were no longer publicly traded and mechanisms were implemented to allow the employees to cash out their awards either by receiving cash instead of Business Objects shares (cash payment mechanism or CPM) or by receiving Business Objects shares that they subsequently sell to SAP France (liquidity agreement mechanism or LAM). In
232      SAP Annual Report 2009

substance, the implementation of CPM and LAM resulted in a conversion of the equity-settled awards to cash-settled share-based payment awards (replacing awards) which replaced the stock options and Restricted Stock Units (RSUs) originally granted (replaced awards).
The replaced awards had vesting periods in the range two to five years and contractual terms in the range two to ten years.
The replacing awards closely mirror the terms of the replaced awards (including conditions such as exercise price and vesting) except that
▪	The replaced awards were planned to be settled by issuing equity instruments whereas the replacing awards are settled in cash either via the CPM or via the LAM.

▪	The replaced awards were indexed to Business Objects’ share price whereas the replacing awards are indexed to SAP’s share price as follows: SAP’s offering price for Business Objects shares during the tender offer (€ 42) is divided by SAP AG’s share price at the tender offer closing date (€ 32.28) and the result is multiplied by the weighted average closing price of the SAP share during the 20 trading days preceding the exercise or disposition date.
The benefit resulting from the stock option exercise or the RSU vesting is either paid directly to the employees (in countries where the CPM applies) or the employees continue to receive shares of Business Objects on stock options exercise or RSU vesting (in countries where the LAM applies). In these cases, the employees have a put option to resell the shares to SAP within 3 months from exercise, while SAP has a call option on these shares.
In both cases, these awards are accounted for as a cash-settled award because the obligation to the employee is ultimately settled in cash, both under the CPM and the LAM mechanism.
c) Equity-Settled Share-Based Payment Plans
Equity-settled plans include the Stock Option Plan 2002 (Note (28) c.1) and the Long Term Incentive Plan 2000 (Note (28) c.2).
As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on exercise each stock option issued under the Stock Option Plan 2002 or under the LTI 2000 Plan now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since December 21, 2006, the following tables have been adjusted to show the number of shares to which the options or bonds entitle the holder rather than the number of rights. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the price per share shown in the table.
     c.1) Stock Option Plan 2002
Under the Stock Option Plan 2002 we granted stock options, the value of which was dependent on the multi-year performance of the SAP share. The last grants under the Stock Option Plan 2002 occurred in 2006. The awards were granted to top executives and top performers.
Each stock option granted under the SAP SOP 2002 plan entitles its holder to subscribe to four shares of the Company’s common stock by tendering payment of an exercise price per option equal to a base price and a premium of 10% of the base price. The base price is calculated as the average market price of SAP AG’s common share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the stock. The options cannot be exercised at an exercise price that is less than the closing auction stock price on the day before the issue date. The contractual term of the stock options is five years. The fair value of such options was assessed using the Black-Scholes Merton option pricing model.
Consolidated Financial Statements IFRS      233

For options granted to members of the Executive Board during and after February 2004, the SAP SOP 2002 terms cap the subscription rights if the Supervisory Board determines that an option holder would make a windfall profit on exercising the rights. A windfall profit is defined for this purpose as a profit that, when combined with the profit from earlier exercises of awards issued to the option holder at the same issuing date, exceeds twice the product of (i) the number of awards received by the option holder and (ii) the exercise price.
Activities in 2008 and 2009 under SAP SOP 2002 were as follows:
Activities Under SAP SOP 2002

	Number of		Weighted
	Options	Weighted	Average
	Outstanding and	Average Exercise	Remaining	Aggregate
	Exercisable	Price per Option	Contractual Term	Intrinsic Value
	(000)	€	(Years)	€ millions
12/31/2007	23,252	37.39	2.0	41
Exercised	-2,511	25.93	0.0	0
Forfeited or expired	-895	37.44	0.0	0
12/31/2008	19,846	38.83	1.1	0
Exercised	-15	33.55	0.0	0
Forfeited or expired	-6,575	37.83	0.0	0
12/31/2009	13,256	39.34	0.6	0
As all the options issued under SAP SOP 2002 were fully vested in prior years, we incurred no regularly scheduled compensation expense for this plan in 2009 (2008: € 0.8 million; 2007: € 26.0 million). The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007 was less than € 1 million, € 21 million, and € 59 million, respectively.
In December 2009, we modified the exercise conditions of SAP SOP 2002 of all of the remaining outstanding options (5,382,780) granted in March 2005. The final exercise date for this tranche was February 1, 2010. At the time the modification was implemented, we anticipated that the last exercise notice had to be submitted by December 15 due to the quiet period before publication of the fourth-quarter interim results. The terms of the original plan required that in cases where exercise notice had been given, the options had to be exercised even if the stock price fell below the exercise price subsequent to providing such notice. Participants risked taking a loss as a result of the long wait between the point when the notice was required to be provided and the actual exercise date. To prevent such losses, the procedure for exercising the options was amended for the final exercise date. Based on the amendment, these options will only be exercised if the resulting SAP shares can be sold for a price not lower than € 33.66 (strike price of € 33.55 plus 0.3% administration fees at the exercise date). Based on the provisions of IFRS 2, this plan amendment was measured at fair value at the modification date resulting in recording an incremental expense of € 2.1 million in 2009.
234      SAP Annual Report 2009

The following table summarizes information about stock options outstanding as at December 31, 2009 and 2008, under SAP SOP 2002:
Stock Options Outstanding Under SAP SOP 2002 as at December 31, 2009, and 2008

	Outstanding and Exercisable at Dec, 31, 2009			Outstanding and Exercisable at Dec 31, 2008
		Weighted Average	Intrinsic		Weighted Average	Intrinsic
	Number of	Remaining	Value of	Number of	Remaining	Value of
Exercise Price	Stock Options	Contractual Life	Vested Awards	Stock Options	Contractual Life	Vested Awards
	€(000)	years	€ millions	(000)	years	€ millions
33.55	7,326	0.11	0.0	7,776	1.11	0.0
37.50	0	N/A	N/A	5,705	0.13	0.0
46.48	5,930	1.10	0.0	6,365	2.10	0.0
33.55–46.48	13,256	0.55	0.0	19,846	1.14	0.0
The weighted average share price of SAP AG common shares on the SAP SOP 2002 exercise dates in 2009, 2008, and 2007 was € 34.19, € 34.32 and € 37.87, respectively.
     c.2) Long Term Incentive 2000 Plan (LTI 2000 Plan)
Under the LTI 2000 Plan we granted convertible bonds, the value of which were dependent on the multi-year performance of the SAP share and stock options, the value of which were dependent on the multi-year performance of the SAP share relative to an industry-specific share price index. The last grants under the LTI 2000 Plan occurred in 2002. The awards were granted to top executives and top performers.
The LTI 2000 Plan offered a choice between convertible bonds, stock options, or a 50% mixture of each. Beneficiaries were offered 25% more units if they chose stock options than if they chose convertible bonds. Under the LTI 2000 Plan, each convertible bond having a € 1 nominal value is convertible into four common shares over a maximum of 10 years, subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system on the day immediately preceding the grant. Each stock option may be exercised in exchange for four common shares over a maximum of 10 years, subject to the same vesting require- ments. The exercise price varies with the outperformance of the common share price appreciation against the appreciation of the S&P North Software-Software IndexTM (formerly GSTI Software Index) from the day immediately preceding grant to the day on which the exercise price is determined. Both the convertible bonds and stock options vested as follows: 33% after two years from date of grant, 33% after three years, and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.
In total, 49.2 million conversion and subscription rights were issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Meeting of Shareholders, the Company’s shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.
Consolidated Financial Statements IFRS      235

A summary of the LTI 2000 Plan activity for both convertible bonds and stock options was as follows in 2008 and 2009:
Activities under the LTI Plan 2000

	Number of	Weighted Average	Weighted Average
	Options	Exercise Price	Remaining Contractual	Aggregate
	Outstanding	per Option	Term	Intrinsic Value
	(000)	€	(Years)	€ millions
Stock options
12/31/2007	3,514	27.48	3.6	28
Exercised	-454	17.55	0.0	0
Forfeited	-38	19.67	0.0	0
12/31/2008	3,022	17.95	2.7	22
Exercised	-763	24.04	0.0	0
Forfeited	-24	26.45	0.0	0
12/31/2009	2,235	26.07	1.8	15

Convertible bonds
12/31/2007	24,597	50.65	3.2	0
Exercised	-56	37.88	0.0	0
Forfeited	-811	53.35	0.0	0
12/31/2008	23,730	50.59	2.2	0
Exercised	0	0.00	0.0	0
Forfeited	-1,197	53.10	0.0	0
12/31/2009	22,533	50.46	1.2	0
All convertible bonds and stock options outstanding as at December, 31, 2009 are exercisable.
236      SAP Annual Report 2009

The following tables summarize information about stock options and convertible bonds outstanding as at December 31, 2009:
LTI 2000 Plan Awards Outstanding as at December 31, 2009

	Outstanding Stock Options			Exercisable Stock Options
		Weighted Average
	Number of	Remaining	Weighted Average	Number of	Weighted Average
Range of Exercise Prices	Stock Options	Contractual Life	Exercise Price	Stock Options	Exercise Price
	€(000)	Years		€(000)	€
17.51—18.65	136	0.14	18.59	136	18.59
22.67	558	1.14	22.67	558	22.67
25.30	19	1.56	25.30	19	25.30
28.00	1,522	2.14	28.00	1,522	28.00
17.51—28.00	2,235	1.76	26.07	2,235	26.07

	Outstanding Convertible Bonds			Exercisable Convertible Bonds
		Weighted Average
	Number of	Remaining	Weighted Average	Number of	Weighted Average
Range of Exercise Prices	Bonds	Contractual Life	Exercise Price	Bonds	Exercise Price
	€(000)	Years		€(000)	€
32.95—40.00	8,072	2.13	37.90	8,072	37.90
45.92—47.81	8,862	1.14	47.81	8,862	47.81
58.70—61.75	47	0.75	61.22	47	61.22
72,58	5,414	0.13	72.58	5,414	72.58
83,67	137	0.18	83.67	137	83.67
32.95—83.67	22,533	1.24	50.46	22,533	50.46
The weighted average share price of SAP AG common shares on the LTI 2000 Plan option exercise dates in 2009, 2008, and 2007 was € 31.30, € 35.59 and € 37.97, respectively. The weighted average price of SAP AG common shares on the LTI 2000 Plan convertible bond exercise dates in 2008 and 2007 was € 37.44 and € 39.14, respectively (no exercise in 2009).
Due to the fact that all LTI 2000 Plans were fully vested during 2006, we recorded no compensation expense in 2007 and thereafter. The fair value of the options and convertible bonds granted under that plan was assessed using the Black-Scholes Merton option pricing model. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008, and 2007 was € 8.9 million, € 5.1 million, and € 4.9 million, respectively. The total intrinsic value of convertible bonds exercised during the years ended December 31, 2008 and 2007 was € 0 million and € 0.5 million, respectively (no exercise in 2009).
Consolidated Financial Statements IFRS      237

(29) Segment and Geographic Information
Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography and areas of responsibility of the individual Executive Board members (Board areas). Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways. We have determined that our lines of business constitute operating segments. We have three reportable operating segments which are organized based on products and services: Product, Consulting, and Training.
The Product segment is primarily engaged in marketing and licensing our software products, performing custom software development services for customers, and providing support services for our software products. The Consulting segment performs various professional services, mainly implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners.
Our management reporting system reports our inter-segment services as cost reductions and does not track them as internal revenue. Inter-segment services mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment services are charged based on internal cost rates including certain indirect overhead costs but without profit margin.
The accounting policies applied in the internal reporting to our CODM are based on accounting principles generally accepted in the United States, U.S. GAAP (continuing operations) and differ from IFRS accounting principles described in Note (3) as follows:
▪	The internal reporting to our CODM generally attributes revenue to the segment that is responsible for the related transaction regardless of revenue classification in our income statement. Thus, for example, the Training segment’s revenue includes certain amounts classified as software revenue in our Consolidated Income Statements.

▪	The internal reporting to our CODM excludes share-based compensation expenses and – since 2009 – restructuring costs on segment level. These expenses are managed and reviewed at Group level only.

▪	Differences in foreign currency translations result in deviations between the amounts reported internally to our CODM and the amounts reported in the Consolidated Financial Statements.

▪	The revenue numbers in the internal reporting to our CODM include the support revenue that would have been reflected by acquired entities had it remained a stand-alone entity but which are not reflected as revenue under IFRS as a result of purchase accounting for support contracts in effect at the time of an acquisition.

▪	The income measures in the internal reporting to our CODM include the full amount of support revenue and exclude the following acquisition-related charges:
-	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property.

-	Expenses from purchased in-process research and development.

-	Restructuring expenses and settlements of pre-existing relationships.

-	Acquisition-related third-party costs that are required to be expensed.
▪	In 2009 we have modified the disclosure of the allocation of depreciation and amortization expense to our segments. For comparison purposes, the 2008 and 2007 figures in the tables presented have been adjusted accordingly.
238      SAP Annual Report 2009

Segment Revenue and Results

€ millions	Product	Consulting	Training	Total
2009
External revenue from reportable segment	7,846	2,498	332	10,676
Segment result	4,726	775	115	5,616
Depreciation and amortization directly attributable to each segment	-53	-7	-2	-62

2008
External revenue from reportable segment	8,366	2,824	525	11,715
Segment result	4,711	784	225	5,720
Depreciation and amortization directly attributable to each segment	-64	-9	-2	-75

2007
External revenue from reportable segment	7,369	2,369	493	10,231
Segment result	4,307	631	209	5,147
Depreciation and amortization directly attributable to each segment	-59	-7	-2	-68
Reconciliation of Revenues and Segment Results

€ millions	2009	2008	2007
External revenue from reportable segments	10,676	11,715	10,231
External revenue from activities outside of the reportable segments	7	16	11
Adjustment support revenue	-11	-166	0
IFRS reconciliation difference	0	10	14
Total revenue	10,672	11,575	10,256

Segment result from reportable segments	5,616	5,720	5,147
External revenue from activities outside of the reportable segments	7	16	11
Development expense — management view	-1,803	-1,634	-1,717
Administration and other corporate expenses – management view	-656	-736	-553
Restructuring	-196	0	0
Share-based payment expense	-54	-63	-95
Adjustment support revenue	-11	-166	0
Acquisition-related charges	-264	-297	-61
Loss from discontinued operations	-57	-96	-31
Other IFRS reconciliation difference	6	-43	-3
Operating profit	2,588	2,701	2,698
Other non-operating income/ expense, net	-73	-27	2
Financial income, net	-80	-50	124
Profit before tax	2,435	2,624	2,824
Segment Revenues
Since our segments are organized on the basis of products and services, the amounts of external revenue for the Product, Consulting, and Training segments are materially consistent with the amounts of Software and software-related service revenue, Consulting revenue, and Training revenue, respectively, as reported in the Consolidated Income Statements, except for the differences in accounting policies discussed above.
External revenue from activities outside of the reportable segments (2009: € 7 million; 2008: € 16 million; 2007: € 11 million) mainly represents revenue incidental to our main business activities and minor currency translation differences.
Consolidated Financial Statements IFRS      239

Segment Result
Segment result reflects operating expenses directly attributable or reasonably allocable to the segments, including costs of revenue, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our CODM reviews segment performance without taking development expense into account.
Depreciation and amortization expenses reflected in the segment result include the amounts directly attributable to each segment.
Development expense and administration and other corporate expense disclosed in the reconciliation above are based on a management view and do not equal the amounts under the corresponding caption in the Consolidated Income Statements. The differences are mainly due to the fact that the management view focuses on organizational structures and cost centers rather than cost classification to functional areas.
Segment Assets/Liabilities
Segment asset/liability information is not provided to our CODM. Goodwill by reportable segment is disclosed in Note (16).
Geographic Information
The following tables present revenue by location of customers and by location of SAP entities, which reflects the location of our subsidiary responsible for the sale, and information about certain long-lived assets detailed by geographic region.
Total Revenue by Location

	Total Revenue by Location of Customers			Total Revenue by Location of SAP Entities
€ millions	2009	2008	2007	2009	2008	2007
Germany	2,029	2,193	2,005	2,149	2,376	2,146
Rest of EMEA1)	3,614	4,013	3,387	3,652	3,966	3,328

Total EMEA	5,643	6,206	5,392	5,801	6,342	5,474
United States	2,695	2,890	2,717	2,627	2,854	2,702
Rest of Americas	925	990	872	898	964	865

Total Americas	3,620	3,880	3,589	3,525	3,818	3,567
Japan	476	515	447	467	509	443
Rest of Asia Pacific	933	974	828	879	906	772
Japan

Total Asia Pacific Japan	1,409	1,489	1,275	1,346	1,415	1,215

SAP Group	10,672	11,575	10,256	10,672	11,575	10,256

1)	Europe, Middle East, Africa
Software and Software-Related Service Revenue by Location

	Software and Software-Related			Software and Software-Related
	Service Revenue			Service Revenue
	by Location of Customers			by Location of SAP Entities
€ millions	2009	2008	2007	2009	2008	2007
Germany	1,439	1,515	1,433	1,526	1,639	1,526
Rest of EMEA1)	2,897	3,062	2,542	2,964	3,065	2,524

Total EMEA	4,336	4,577	3,975	4,490	4,704	4,050
United States	2,018	1,983	1,849	1,949	1,950	1,837
Rest of Americas	700	748	658	677	725	650

Total Americas	2,718	2,731	2,507	2,626	2,675	2,487
Japan	404	410	340	396	406	336
Rest of Asia Pacific	740	748	619	686	681	568
Japan

Total Asia Pacific Japan	1,144	1,158	959	1,082	1,087	904

SAP Group	8,198	8,466	7,441	8,198	8,466	7,441

1)	Europe, Middle East, Africa
240      SAP Annual Report 2009

Software Revenue by Location

	Software Revenue			Software Revenue
	by Location of Customers			by Location of SAP Entities
€ millions	2009	2008	2007	2009	2008	2007
Total EMEA1)	1,304	1,844	1,697	1,369	1,905	1,721
Total Americas	855	1,184	1,228	816	1,165	1,234
Total Asia Pacific Japan	449	578	482	422	536	452
SAP Group	2,607	3,606	3,407	2,607	3,606	3,407

1)	Europe, Middle East, Africa
Property, Plant, and Equipment and Intangible Assets

	Property, Plant, and Equipment, Net			Intangible Assets, Net
€ millions	2009	2008	2007	2009	2008	2007
Germany	904	916	923	187	222	217
Rest of EMEA1)	133	147	135	521	661	36

Total EMEA	1,037	1,063	1,058	708	883	253
United States	228	229	167	178	240	138
Rest of Americas	43	36	13	8	17	14

Total Americas	271	265	180	186	257	152
Japan	3	5	4	0	0	0
Rest of Asia Pacific	60	72	74	0	0	0
Japan

Total Asia Pacific Japan	63	77	78	0	0	0

SAP Group	1,371	1,405	1,316	894	1,140	405

1)	Europe, Middle East, Africa
Consolidated Financial Statements IFRS      241

(30) Board of Directors

Executive Board

Bill McDermott (from February 7, 2010)
Co-Chief Executive Officer
Jim Hagemann Snabe (from February 7, 2010)
Co-Chief Executive Officer

Dr. Werner Brandt
Chief Financial Officer
Labor Relations Director (acting)
Gerhard Oswald
Chief Operating Officer
Vishal Sikka (from February 7, 2010)
Chief Technology Officer
Prof. Dr. Claus E. Heinrich (until May 31, 2009)
Labor Relations Director (until December 31, 2008)
Global Human Resources (until December 31, 2008)
Internal SAP IT Organisation (until December 31,
2008) SAP Labs Network (until December 31, 2008)
Membership on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2009
Board of Directors, ANSYS, Inc., Canonsburg, PA, USA
Board of Directors, Under Armour, Inc., Baltimore,
MD, USA
Board of Directors, PAETEC Communications, Inc.,
Fairport, NY, USA
Board of Directors, Linkage A/S, Copenhagen, Denmark
Board of Directors, Mannaz A/S, Horsholm, Denmark (until
September 23, 2009)
Board of Directors, Thrane & Thrane A/S, Lyngby, Denmark Supervisory Board, Crossgate AG, Munich, Germany
Supervisory Board, Deutsche Lufthansa AG,
Frankfurt am Main, Germany
Supervisory Board, QIAGEN N.V., Venlo, the Netherlands
Supervisory Board, Heidelberger Druckmaschinen AG,
Heidelberg, Germany

242      SAP Annual Report 2009

Prof. Dr. Henning Kagermann (until May 31, 2009)
Co-Chief Executive Officer
Overall responsibility for SAP’s strategy and
business development,
Internal Audit, Top Talent Management

Erwin Gunst (until January 31, 2010)
Chief Operating Officer
Labor Relations Director
Company Operations and Processes,
Global Human Resources, Internal SAP IT,
SAP Labs Network
Léo Apotheker (until February 7, 2010)
Chief Executive Officer
Overall responsibility for SAP’s strategy,
Marketing, Industry Solutions, Internal
Audit, Global Communications
John Schwarz (until February 11, 2010)
SAP BusinessObjects business unit,
Global Ecosystem & Partner Group,
Corporate Development

Supervisory Board, Deutsche Bank AG,
Frankfurt am Main, Germany
Supervisory Board, Münchener Rückversicherungs-
Gesellschaft AG, Munich, Germany
Board of Directors, Nokia Corporation, Espoo, Finland Supervisory Board, Deutsche Post AG, Bonn, Germany (from March 10, 2009)
Board of Directors, Wipro Ltd., Bangalore, India (from October 27, 2009)

Supervisory Board, AXA, Paris, France
Supervisory Board, Schneider Electric, Rueil-Malmaison,
France

Board of Directors, Synopsys, Inc.,
Mountain View, CA, USA

Consolidated Financial Statements IFRS      243

Supervisory Board

Prof. Dr. h.c. mult. Hasso Plattner (2), (4), (5), (7), (8), (9)
Chairman
Lars Lamadé (1), (4), (7)
Deputy Chairman
Project Manager Service & Support
Pekka Ala-Pietilä (5), (8), (9)
Co-founder and CEO Blyk Ltd. London, UK

Thomas Bamberger (1), (3)
COO Global Service & Support
Panagiotis Bissiritsas (1), (2), (6)
Support Expert
Willi Burbach (1), (5), (7)
Developer
Membership on other supervisory boards and comparable governing bodies of enterprises other than SAP on December 31, 2009

Board of Directors, Pöyry Plc, Vantaa, Finland
Board of Directors, CVON Group Limited, London, UK
Board of Directors, CVON Limited, London, UK
Board of Directors, CVON Innovations Limited, London, UK
Board of Directors, Blyk Services Oy, Helsinki, Finland
Board of Directors, CVON Innovation Services Oy, Turku, Finland
Board of Directors, CVON Future Limited, London, UK
Board of Directors, HelloSoft Inc., San José, USA
Board of Directors, Blyk (NL) Ltd., London, UK
Board of Directors, Blyk (DE) Ltd., London, UK
Board of Directors, Blyk (ES) Ltd., London, UK
Board of Directors, Blyk (BE) Ltd., London, UK
Board of Directors, Blyk.nl NV, Amsterdam, Netherlands
Board of Directors, Blyk.be SA, Hoeilaart, Belgium
Board of Directors, Blyk International Ltd., London, UK
(from December 10, 2009)

244      SAP Annual Report 2009

Prof. Dr. Wilhelm Haarmann (2), (6), (7)
Attorney-at-law, certified public auditor, certified tax advisor HAARMANN Partnerschaftsgesellschaft,
Rechtsanwälte, Steuerberater, Wirtschaftsprüfer,
Frankfurt am Main, Germany
Peter Koop (1), (5), (7)
Industry Business Development Expert
Christiane Kuntz-Mayr (1), (5)
Deputy Chairperson of the Works Council of SAP AG
Bernard Liautaud (5)
General Partner
Balderton Capital, London, UK
Dr. Gerhard Maier (1), (2), (3)
Development Project Manager
Dr. h. c. Hartmut Mehdorn (4), (6)
Independent Consultant

Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg (2), (3), (5), (7), (8)
Chairman of the Supervisory Board BMW AG,
Munich, Germany
Supervisory Board, Aareon AG, Mainz, Germany
(until July 1, 2009)
Supervisory Board, Vodafone Holding GmbH,
Düsseldorf, Germany

Board of Directors, Clinical Solutions Holdings Ltd., Basingstoke, Hampshire, UK
Board of Directors, nlyte Software Ltd.,
London, UK
Board of Directors, Talend SA, Suresnes, France
Board of Directors der Cap Gemini, Paris, France
(from April 30, 2009)
Board of Directors, Quickbridge (UK) Ltd., London, UK
Board of Directors, Scansafe, Inc., Delaware, USA
(from July 6, 2009 until December 4, 2009)
Supervisory Board, DB Netz AG, Frankfurt
am Main, Germany (until April 30, 2009)
Supervisory Board,
DEVK Deutsche Eisenbahn Versicherung
Lebensversicherungsverein a.G., and
DEVK Deutsche Eisenbahn Versicherung
Sach- und HUK-Versicherungsverein a.G.,
Cologne, Germany (until June 5, 2009)
Supervisory Board, Dresdner Bank AG,
Frankfurt am Main, Germany (until May 11, 2009)
Board of Directors, Air Berlin PLC, Rickmansworth, UK
(from July 1, 2009)
Advisory Board, Fiege-Gruppe, Greven, Germany
(from August 1, 2009)
Supervisory Board, Bertelsmann AG, Gütersloh, Germany
Supervisory Board, Festo AG, Esslingen, Germany
Board of Directors, Deere & Company, Moline, Illinois, USA
Supervisory Board, ZF Friedrichshafen AG, Friedrichshafen,
Germany

Consolidated Financial Statements IFRS     245

Dr. Erhard Schipporeit (3), (9)
Management Consultant

Stefan Schulz (1), (4), (5), (6)
Development Project Manager
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (5)
Managing Director of Dr. Klaus Wucherer
Innovations- und Technologieberatung
GmbH, Erlangen, Germany
Information as at December 31, 2009

Supervisory Board, Talanx AG, Hanover, Germany
Supervisory Board, Deutsche Börse AG,
Frankfurt am Main, Germany
Supervisory Board, HDI V.a.G., Hanover, Germany
Supervisory Board, Hannover Rückversicherung AG,
Hanover, Germany
Supervisory Board, Career Concept AG, Munich, Germany
(until June 9, 209)
Supervisory Board, TUI Travel PLC, London, UK
Supervisory Board, Fuchs Petrolub AG, Mannheim
Board of Directors, Fidelity Advisor World Funds,
Bermuda (from October 1, 2009)
Board of Directors, Fidelity Funds SICAV,
Luxemburg (from October 1, 2009)
Supervisory Board, BSH Bosch und
Siemens Hausgeräte GmbH, Munich, Germany
Supervisory Board, Dürr AG, Bietigheim-Bissingen,
Germany (from November 3, 2009)
Supervisory Board, Infineon Technologies AG,
Munich, Germany
Supervisory Board, LEONI AG, Nürnberg, Germany

(1)	Elected by the employees

(2)	Member of the Company’s Compensation Committee

(3)	Member of the Company’s Audit Committee

(4)	Member of the Company’s Mediation Committee

(5)	Member of the Company’s Technology and Strategy Committee

(6)	Member of the Company’s Finance and Investment Committee

(7)	Member of the Company’s General Committee

(8)	Member of the Company’s Nomination Committee

(9)	Member of the Company’s Special Committee
246      SAP Annual Report 2009

The total compensation of the Executive Board members for the years 2009, 2008, and 2007 is as follows:
Executive Board Compensation

€ thousands	2009	2008	2007
Short-term employee benefits	30,470.4	20,605.4	21,085.0
Share-based payment	4,412.0	4,467.2	3,892.6
Subtotal	34,882.4	25,072.6	24,977.6
Post-employment benefits	1,479.0	998.8	575.2
– thereof defined benefit	1,171.0	432.2	575.2
– thereof defined contribution	308.0	566.6	0.0
Termination benefits	2,326.8	4,763.5	4,221.9
Other long-term benefits	0.0	0.0	0.0
Total	38,688.2	30,834.9	29,774.7
The share-based compensation is based on the grant date fair value of the 785,060 virtual stock options (2008: 628,329; 2007: 486,594), issued to Executive Board members during the year. The expense in accordance with IFRS 2 for instruments held by Executive Board members in connection with share-based compensation was € 3 million in 2009 (2008: € 1 million; 2007: € 4 million). In 2009, the projected benefit obligation for pensions to Executive Board members increased € 1 million to € 15 million (2008: € 14 million; 2007: € 17 million). The annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans amounted to € 1 million as at December 31, 2009 (€ 1 million as at December 31, 2008; € 1 million as at December 31, 2007).
Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on June 8, 2010, the total annual compensation of the Supervisory Board members amounted to € 2 million (2008: € 2 million; 2007: € 2 million). This amount includes € 1 million (2008: € 1 million; 2007: € 1 million) fixed, € 1 million (2008: € 1 million; 2007: € 1 million) variable compensation, and € 0.09 million (2008: € 0.1 million; 2007: € 0.08 million) committee remuneration. The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation: such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.
During fiscal year 2009, payments to former Executive Board members were € 1 million (2008: € 1 million; 2007: € 1 million). The projected benefit obligation of pensions as at December 31, 2009, for former Executive Board members was € 16 million (2008: € 12 million; 2007: € 12 million).
SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of any member of the Executive Board or Supervisory Board in fiscal year 2009, 2008, or 2007 other than the agreements described above.
On December 31, 2009, members of the Executive Board held a total of 15,336 SAP shares (December 31, 2008: 88,527; December 31, 2007: 86,515), and members of the Supervisory Board held a total of 127,193,136 SAP shares (December 31, 2008: 128,995,306; December 31, 2007: 128,993,710).
Detailed information on the different elements of the compensation as well as on the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in SAP’s Compensation Report which is part of the Review of SAP Group Operations and of SAP’s Annual Report on Form 20-F, both available on SAP’s Web site.
(31) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities as presented in Note (30). We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only which were immaterial to SAP in all periods presented.
Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, United States. Bramasol is an SAP partner with which we generated revenues which were immaterial to SAP in all periods presented. The amounts charged to SAP for the services of Bramasol were immaterial to SAP in all periods presented.
Consolidated Financial Statements IFRS     247

Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.
(32) Principal Accountant Fees and Services
At SAP AG’s Annual General Meeting of Shareholders held on May 19, 2009, SAP’s shareholders mandated KPMG AG Wirtschaftsprüfungsgesellschaft to serve as SAP AG’s independent auditor for 2009. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services related to 2009 and the previous years:
Fees for Audit and Other Professional Services

€ millions	2009	2008	2007
Audit fees	8.0	8.4	8.3
Audit-related fees	0.3	0.6	0.2
Tax fees	0.1	0.6	0.0
All other fees	0.0	0.7	0.3
	8.4	10.3	8.8
Audit fees are the aggregate fees billed by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed procedures. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring and tax compliance on current, past or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.
For services provided by KPMG AG Wirtschaftsprüfungsgesellschaft and its affiliates we recorded expenses of € 3.1 million in 2009 (2008: € 4.1 million; 2007: € 2.7 million) of which € 2.8 million (2008: € 3.3 million; 2007: €2.5 million) relate to audit services, € 0.2 million (2008: €0.4 million; 2007: €0.0 million) relate to audit related services, €0.1 million (2008: €0.2 million; 2007: €0.0 million) relate to tax services, and €0.0 million (2008: €0.1 million; 2007: €0.2 million) relate to other services.
(33) German Code of Corporate Governance
The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that every year listed companies publicly state the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.
In 2009 and 2008, the Executive Board and Supervisory Board of SAP AG issued the required declarations of implementation. These statements are available on our Web site: www.sap.com/about/governance
(34) Subsequent Events
After December 31, 2009, the following changes took place on our Executive Board:
▪	On February 7, 2010, we announced that the Supervisory Board had reached a mutual agreement with CEO Léo Apotheker not to extend his contract as a member of the Executive Board. Léo Apotheker resigned as CEO and from the Executive Board with immediate effect.

▪	On the same day, Bill McDermott (head of our global field organization) and Jim Hagemann Snabe (head of business solutions and technology) were appointed as Co-CEOs.

▪	At the same time, Vishal Sikka, our chief technology officer, was appointed to the Executive Board.

▪	Shortly thereafter, on February 11, 2010, SAP announced that Gerhard Oswald, Executive Board member responsible for our global service and support, had also been appointed chief operating officer, replacing Erwin Gunst, who stepped down for health reasons.

▪	At the same time, the Supervisory Board accepted the resignation of John Schwarz, the member of the Executive Board responsible for SAP BusinessObjects, our ecosystem, and corporate development, with immediate effect.
248      SAP Annual Report 2009

(35) Subsidiaries, Associates, and Other Equity Investments
as of December 31, 2009

			Profit/		Number of
		Total	Loss (–)	Total Equity	employees
		revenue	after tax	as of	as of
	Ownership	in 20091)	for 20091)	12/31/20091)	12/31/20092)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
I. Subsidiaries
GERMANY
SAP Deutschland AG & Co. KG, Walldorf9)	100.0	2,438,214	553,229	1,185,136	4,628
Steeb Anwendungssysteme GmbH, Abstatt8), 9)	100.0	62,584	2,660	11,984	202
SAP Puerto Rico GmbH, Walldorf7)	100.0	12,694	- 1,612	822	31
SAP Passau GmbH & Co. KG, Passau9)	100.0	2,679	93	93	0
SAF Germany GmbH, Konstanz3), 4)	70.9	1,003	80	- 421	0
SAP Beteiligungs GmbH, Walldorf	100.0	3	2	44	0
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4), 5), 9)	100.0	0	48,588	527,070	0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf4), 5), 9)	100.0	0	19,775	329,179	0
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	0	559	12,915	0
SAP Portals Europe GmbH, Walldorf4)	100.0	0	479	123,234	0
SAP Foreign Holdings GmbH, Walldorf	100.0	0	156	183	0
OutlookSoft Deutschland GmbH, Walldorf4)	100.0	0	38	- 128	0
Wicommunications GmbH, Munich4)	100.0	0	0	50	0
SAP Investment- und Beteiligungs GmbH, Walldorf	100.0	0	0	33	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	0	0	26	0
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5), 9)	100.0	0	0	25	0
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100.0	0	0	25	0
SAP Portals Holding Beteiligungs GmbH, Walldorf4)	100.0	0	- 3,761	925,295	0
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5), 9)	100.0	0	- 29,549	804,562	0
REST OF EUROPE, MIDDLE EAST, AFRICA
Business Objects Software Limited, Dublin, Ireland4)	100.0	595,179	40,365	689,553	165
SAP (UK) Limited, Feltham, United Kingdom	100.0	511,257	169,698	53,892	1,040
SAP France Holding S.A., Paris, France	100.0	430,200	61,954	4,793,481	0
SAP (Schweiz) AG, Biel, Switzerland	100.0	422,569	61,558	95,729	546
S.A.P. Nederland B.V., s-Hertogenbosch, the Netherlands	100.0	314,003	45,440	285,142	407
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy4)	100.0	305,545	24,628	213,148	514
SAP France S.A., Paris, France	100.0	248,598	123,188	1,709,117	1,482
SAP España — Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain4)	100.0	225,282	28,221	150,445	362
Limited Liability Company SAP CIS, Moscow, Russia	100.0	197,626	19,773	109,594	467
SAP Belgium — Systems Applications and Products NV/SA, Brussels, Belgium4)	100.0	172,912	13,235	85,300	254
SAP Österreich GmbH, Vienna, Austria	100.0	171,946	20,087	25,046	369
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa4), 8)	89.5	147,018	15,804	23,781	318
SAP Danmark A/S, Copenhagen, Denmark	100.0	136,501	18,036	42,051	159
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	99,866	6,005	23,513	123
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	93,644	12,784	35,192	221
SAP Finland Oy, Espoo, Finland	100.0	91,828	11,689	54,110	104
SAP Norge AS, Lysaker, Norway	100.0	59,398	3,071	27,278	93
SAP Service and Support (Ireland) Limited, Dublin, Ireland	100.0	54,731	1,639	25,692	639
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	53,798	5,660	22,317	130
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates7)	49.0	52,596	-9,148	37,041	102
Consolidated Financial Statements IFRS     249

as of December 31, 2009

			Profit/		Number of
		Total	Loss (–)	Total Equity	employees
		revenue	after tax	as of	as of
	Ownership	in 20091)	for 20091)	12/31/20091)	12/31/20092)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
SAP Portugal — Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Paço de Arcos, Portugal	100.0	50,632	3,883	22,436	95
Business Objects (UK) Limited, London, United Kingdom4)	100.0	50,330	31,455	30,600	0
SAP Portals Israel Ltd., Ra’anana, Israel4)	100.0	47,084	12,529	60,994	288
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	45,634	3,374	17,785	361
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	42,109	2,129	9,015	350
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	36,044	2,225	13,711	54
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	35,524	2,289	16,865	133
SAP HELLAS SYSTEMS APPLICATIONS AND DATA PROCESSING S.A, Athens, Greece	100.0	32,566	2,159	5,522	56
SAP LABS France S.A.S., Mougins, France	100.0	25,269	1,597	10,911	181
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa4), 8)	100.0	19,276	- 187	11,740	11
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	17,804	811	3,568	432
SAP Business Services Center Europe, s.r.o., Prague, Czech Republic	100.0	17,043	1,165	5,547	289
SAP Saudi Arabia Software Trading Limited, Riyadh, Kingdom of Saudi Arabia	51.0	15,621	810	8,541	11
SAF Simulation, Analysis and Forecasting AG, Tägerwilen, Switzerland3)	70.9	15,342	526	30,070	68
SAP Romania SRL, Bucharest, Romania	100.0	15,022	1,943	2,501	77
SAP Saudi Arabia Software Services Limited, Riyadh, Kingdom of Saudi Arabia	100.0	12,662	966	25,531	7
SAP Israel Ltd., Ra’anana, Israel	100.0	12,489	- 778	- 3,188	71
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	11,667	1,054	5,238	19
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	8,851	- 2,369	- 1,080	111
Highdeal S.A., Caen, France3)	100.0	8,784	- 1,367	24,416	66
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	8,582	442	1,201	70
SAP d.o.o., Zagreb, Croatia	100.0	8,438	- 822	607	18
SAP Labs Finland Oy, Espoo, Finland4), 8)	100.0	7,379	860	45,320	48
Merlin Systems Oy, Espoo, Finland4)	100.0	7,246	161	1,401	22
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	7,152	271	1,102	9
Systems Applications Products Nigeria Limited, Abuja, Nigeria4)	100.0	6,171	984	822	10
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	6,071	38	989	30
SAP Ireland Limited, Dublin, Ireland	100.0	5,719	- 262	- 1,958	8
SAP CYPRUS Ltd, Nicosia, Cyprus4)	100.0	2,893	- 14	- 1,821	2
SAP BULGARIA EOOD, Sofia, Bulgaria4)	100.0	2,798	369	980	12
Crystal Decisions France S.A.S., Levallois-Perret, France4)	100.0	2,575	- 56	7,324	0
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	1,701	- 378	219	4
SAF Simulation, Analysis and Forecasting Slovakia s.r.o., Bratislava, Slovakia3), 4)	70.9	1,199	223	730	20
SAP Estonia OÜ, Tallinn, Estonia	100.0	1,140	- 6	- 1	1
SAP Latvia SIA, Riga, Latvia	100.0	838	- 363	- 646	1
SAP Public Serv. Hungary, Budapest, Hungary3)	100.0	101	22	133	5
Systems Applications Products (Africa) (Proprietary) Limited, Johannesburg, South Africa	100.0	0	3,592	83,945	0
Armstrong Laing Limited, London, United Kingdom4)	100.0	0	2,128	2,885	0
Crystal Decisions UK Limited, London, United Kingdom4)	100.0	0	1,608	671	0
Crystal Decisions Holding Limited, Dublin, Ireland4)	100.0	0	276	77,495	0
TomorrowNow (UK) Limited, Feltham, United Kingdom4)	100.0	0	261	- 392	0
Business Objects Holding B.V., s-Hertogenbosch, the Netherlands4)	100.0	0	254	35,973	0
Crystal Decisions (Ireland) Limited, Dublin, Ireland4)	100.0	0	250	44,408	0
250     SAP Annual Report 2009

as of December 31, 2009

			Profit/		Number of
		Total	Loss (–)	Total Equity	employees
		revenue	after tax	as of	as of
	Ownership	in 20091)	for 20091)	12/31/20091)	12/31/20092)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
OutlookSoft EURL, Paris, France4)	100.0	0	103	- 1,337	0
Set Analyzer UK Limited, London, United Kingdom4)	100.0	0	78	978	0
Blue-Edge Software Limited, London, United Kingdom4)	100.0	0	77	0	0
Edgewing Limited, London, United Kingdom4)	100.0	0	9	- 378	0
SAP Nederland Holding B.V., s-Hertogenbosch, the Netherlands3)	100.0	0	5	517,988	0
Maxware AS, Trondheim, Norway4)	100.0	0	0	7,638	0
Wicom Communications AB, Enebyberg, Sweden4)	100.0	0	0	9	0
Armstrong Laing (North America) Limited, London, United Kingdom4)	100.0	0	- 1	1	0
Cartesis UK Limited, London, United Kingdom4)	100.0	0	- 3	1,081	0
Visiprise UK Limited, Aberdeenshire, United Kingdom4)	100.0	0	- 8	0	0
SAP Commercial Services Ltd., Valetta, Malta	100.0	0	- 14	- 5	0
SAP Malta Investments Ltd., Valetta, Malta	100.0	0	- 14	- 5	0
Inxight Software UK Limited, London, United Kingdom4)	100.0	0	- 22	138	0
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa4)	100.0	0	- 50	- 412	0
Maxware UK Limited, Feltham, United Kingdom4)	100.0	0	- 85	22	0
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	0	- 434	- 2,901	2
OutlookSoft Italia S.r.l., Milan, Italy4)	100.0	- 4	- 14	621	0
Millsgate Holding B.V., Amsterdam, the Netherlands4)	100.0	—	—	—	—
AMERICAS
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	2,757,437	253,588	- 169,097	5,097
SAP Canada Inc., Toronto, Canada	100.0	484,649	32,494	339,651	1,966
SAP LABS, LLC, Palo Alto, California, USA4)	100.0	356,171	12,799	88,112	1,742
SAP Brasil Ltda, São Paulo, Brazil	100.0	272,156	16,507	90,085	816
SAP Public Services, Inc., Washington, D.C., USA4)	100.0	269,441	26,918	215,015	218
SAP Global Marketing, Inc., New York, USA	100.0	180,515	3,320	15,713	429
SAP México S.A. de C.V., Mexico City, Mexico	100.0	170,809	- 11,786	28,385	353
SAP Industries, Inc., Scottsdale, Arizona, USA4), 7)	100.0	130,072	11,398	330,651	251
SAP ARGENTINA S.A., Buenos Aires, Argentina	100.0	88,080	2,450	15,172	432
SAP Governance Risk & Compliance, Inc., Palo Alto, California, USA4)	100.0	54,750	17,192	351,595	95
Visiprise, LLC, Alpharetta, Georgia, USA4)	100.0	44,633	9,496	94,055	151
SAP International, Inc., Miami, Florida, USA4)	100.0	43,687	1,782	10,267	42
SAP Colombia S.A.S., Bogota, Colombia3)	100.0	40,841	4,408	- 14,840	148
SAP Andina y del Caribe C.A., Caracas, Venezuela7)	100.0	40,300	- 43,232	- 18,014	84
Business Objects Data Integration, Inc., Wilmington, Delaware, USA4)	100.0	34,037	12,519	77,582	0
OutlookSoft Corporation, Stamford, Connecticut, USA4)	100.0	33,097	8,396	262,273	0
SAP PERU S.A.C., Inc., Lima, Peru3)	100.0	16,798	- 655	- 2,930	43
SAP Government Support & Services, Inc., Newtown Square, Pennsylvania, USA4)	100.0	12,862	2,512	2,247	31
Frictionless Commerce, Inc., Newtown Square, Pennsylvania, USA4)	100.0	4,176	1,135	33,675	0
SAF Simulation, Analysis and Forecasting U.S.A., Inc., Grapevine, Texas, USA3), 4)	70.9	3,804	76	116	13
Highdeal, Inc., New York, USA3), 4)	100.0	2,188	433	- 211	14
Clear Standards, Inc., Sterling, Virginia, USA3), 4)	100.0	51	- 1,317	16,018	15
HMS Software, LLC, Alpharetta, Georgia, USA4)	100.0	541	- 275	42,330	0
Maxware, Inc., Newtown Square, Pennsylvania, USA4)	100.0	229	145	- 72	0
SAP Georgia, LLC, Newtown Square, Pennsylvania, USA4)	100.0	91	- 107	8,927	0
Consolidated Financial Statements IFRS     251

as of December 31, 2009

			Profit/		Number of
		Total	Loss (–)	Total Equity	employees
		revenue	after tax	as of	as of
	Ownership	in 20091)	for 20091)	12/31/20091)	12/31/20092)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
SAP Financial Inc., Toronto, Canada4)	100.0	0	22,989	6,522	0
SAP Investments, Inc., Wilmington, Delaware, USA4)	100.0	0	6,890	561,101	0
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	0	5	14,503	0
Cartesis Canada, Inc., Toronto, Canada	100.0	0	2	0	0
Business Objects Argentina S.R.L., Buenos Aires, Argentina4)	100.0	0	0	81	0
Advance Info Systems, Inc., Thornhill, Canada4)	100.0	0	0	0	0
Business Objects Option, LLC, Wilmington, Delaware, USA4)	100.0	0	- 20	57,006	0
Enterprise Performance Improvement Organizational Software Consultants, Inc., Toronto, Canada4)	100.0	0	- 36	33	0
INEA Corporation USA, Wilmington, Delaware, USA4)	100.0	0	- 415	- 5,519	0
TomorrowNow, Inc., Bryan, Texas, USA4)	100.0	0	- 20,022	- 18,899	4
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA4)	100.0	- 44	- 285	91	0
Khimetrics Canada, Inc., Montreal, Canada4)	100.0	—	—	—	—
Liberia LLC, Wilmington, Delaware, USA3), 4)	100.0	—	—	—	—

ASIA PACIFIC JAPAN
SAP JAPAN Co., Ltd., Tokyo, Japan	100.0	494,540	29,251	326,856	1,140
SAP Australia Pty Limited, Sydney, Australia	100.0	341,950	34,758	136,889	524
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0	195,273	8,563	59,953	1,889
SAP INDIA PRIVATE LIMITED, Bangalore, India4)	100.0	180,514	14,212	129,002	1,163
SAP Asia Pte Limited, Singapore	100.0	170,001	10,242	14,136	607
SAP Labs India Private Limited, Bangalore, India	100.0	111,079	- 6,668	17,358	4,082
SAP Korea Limited, Seoul, South Korea	100.0	74,395	4,422	17,283	181
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	44,485	3,829	14,766	129
SAP TAIWAN CO., LTD., Taipei, Taiwan	100.0	32,696	2,104	12,280	67
SAP HONG KONG CO. LIMITED, Hong Kong, China	100.0	25,148	- 277	4,494	62
SAP New Zealand Limited, Auckland, New Zealand	100.0	23,085	1,894	19,667	36
Business Objects Software (Shanghai) Co., Ltd., Shanghai, China	100.0	16,019	4,071	3,396	197
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand10)	49.0	15,872	- 215	24,415	39
PT SAP Indonesia, Jakarta, Indonesia	100.0	14,812	4,473	16,881	45
SAP PHILIPPINES, INC., Makati, Philippines	100.0	13,543	1,584	5,630	33
Business Objects Australia Pty Limited, Sydney, Australia4)	100.0	5,365	- 927	13,080	0
SAP R&D Center Korea, Inc., Seoul, South Korea4)	100.0	4,697	192	13,710	55
TomorrowNow Australia Pty Limited, Sydney, Australia4)	100.0	0	280	311	0
Business Objects Asia Pacific Pte Limited, Singapore4)	100.0	0	91	33,584	0
Business Objects Greater China Limited, Hong Kong, China	100.0	0	75	368	0
SAP INDIA (HOLDING) PTE LTD, Singapore	100.0	0	3	259	0
Crystal Decisions (Hong Kong) Limited, Hong Kong, China4)	100.0	0	0	68	0
Edgewing Australia Pty Limited, Sydney, Australia4)	100.0	0	- 15	0	0
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia4)	100.0	0	- 16	217	0
TomorrowNow Singapore Pte Limited, Singapore4)	100.0	0	- 107	79	0
252     SAP Annual Report 2009

as of December 31, 2009

			Profit/		Number of
		Total	Loss (-)	Total Equity	employees
		revenue	after tax	as of	as of
	Ownership	in 20091)	for 20091)	12/31/20091)	12/31/20092)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
II. Investments in Associates
RIB Software AG, Stuttgart, Germany	7.15	29,900	5,900	42,300	220
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA4)	16.00	28,193	2,190	4,373	659
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil4)	17.00	9,693	550	13,101	0
Original1 GmbH in Gründung, Frankfurt am Main, Germany	40.00	0	0	25	0
Greater Pacific Capital (Cayman), L.P., Grand Cayman, Cayman Islands	5.35	–	–	–	0

1)	These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2009, including managing directors, in FTE.

3)	Consolidated for the first time in 2009.

4)	Wholly or majority-owned entity of a subsidiary.

5)	Entity with profit and loss transfer agreement.

6)	The remaining shares are held by a trustee.

7)	Restructured and/or renamed in 2009.

8)	Entity with profit and loss transfer agreement: Statement before the posting of profit/loss transfer for previous year.

9)	Pursuant to HGB, section 264 (3) or section 264b, the subsidiaries are exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

10)	The remaining shares are the preference shares without the right to vote.
Consolidated Financial Statements IFRS     253

as of December 31, 2009

Name and Location of Company
III. Other Equity Investments (ownership 5 or more percent)
ABACO Mobile, Inc., Atlanta, Georgia, USA
Apriso Corporation, Long Beach, California, USA
Connectiva Systems, Inc., New York, USA
Crossgate AG, Munich, Germany
Dacos Software GmbH, Saarbrücken, Germany
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
Ignite Technologies, Inc., Frisco, Texas, USA
InnovationLab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
Onventis GmbH, Stuttgart, Germany
Orbian Corporation Limited, Hamilton, Bermuda, United Kingdom
Particle Computer GmbH i.L., Karlsruhe, Germany
Post for Systems, Cairo, Egypt
Powersim Corporation, Herndon, Virginia, USA
QCLS Corporation, San Jose, California, USA
Qumu, Inc., San Bruno, California, USA
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Sunnyvale, California, USA
Return Path, Inc., New York, USA
Smart City Planning, Inc., Tokyo, Japan
SupplyOn AG, Hallbergmoos, Germany
Venture-Capital Beteiligung GbR mbH (in Liquidation), Stuttgart, Germany
Zend Technologies Ltd., Ramat Gan, Israel
254     SAP Annual Report 2009

Walldorf, March 10, 2010
SAP AG Walldorf,
Baden
The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Gerhard Oswald

Vishal Sikka
Consolidated Financial Statements IFRS     255

FINANCIAL STATEMENT OF SAP AG (HGB)
SHORT VERSION
Income Statement
for the years ended December 31,

€(000)	2009	2008
Total revenue	4,925,864	5,064,808
Other operating income	941,741	524,549
Cost of services and materials	- 1,779,503	- 1,603,225
Personnel expenses	- 1,129,242	- 1,004,388
Depreciation and amortization	- 217,585	- 206,937
Other operating expenses	- 1,607,985	- 1,933,172
Finance income	1,395,103	1,299,899
Income from ordinary activities	2,528,393	2,141,534
Extra ordinary results	- 6,751	0
Income taxes	- 388,884	- 366,457
Net income	2,132,758	1,775,077
256     SAP Annual Report 2009

Balance sheet
as at December 31,

€(000)	2009	2008
Intangible assets	392,572	414,285
Property, plant and equipment	784,872	796,117
Financial assets	8,407,206	7,342,270
Fixed assets	9,584,650	8,552,672
Inventories	3,571	3,758
Accounts receivable	2,619,578	2,343,241
Marketable securities	270,000	1,249,986
Liquid assets	1,083,894	261,760
Short-term assets	3,977,043	3,858,745
Prepaid expenses and deferred charges	49,063	44,714
Deferred taxes	44,621	64,480
Surplus arising from offsetting	1,221	0
Total assets	13,656,598	12,520,611

Shareholders’ equity	6,270,014	5,658,304
Reserves and accrued liabilities	720,278	933,209
Other liabilities	6,661,821	5,923,311
Deferred Income	4,485	5,787
Total shareholders’ equity and liabilities	13,656,598	12,520,611
The complete financial statements and unqualified auditor’s report for SAP AG are filed with the operator of the electronic version of the Bundesanzeiger (German Federal Gazette), which publishes them and forwards them to the Unternehmensregister (German Companies Register). They can be obtained from SAP AG on request.
Financial Statement of SAP AG     257

SLICK INTERGRATION
LARGEST NORTH AMERICAN OIL REFINER USES THE SAP NETWEAVER
TECHNOLOGY PLATFORM TO QUICKLY INTEGRATE THE DISPARATE
IT SYSTEMS FORM ITS ACQUISITIONS.
MORE information at www.sapannualreport.com/2009/en

Over the last decade, Valero Energy Corporation has risen to become the largest independent oil refiner in North America by pursuing an aggressive growth-through-acquisitions strategy that targets distressed companies. Valero has expanded from one refinery and US$5 billion in revenue in 1997 to 15 refineries, 10 ethanol plants, 5,800 retail and wholesale sites and US$68.2 billion in revenues today. Incorporating the IT systems of newly acquired assets has been challenging. Some systems had difficulties collaborating with the SAP software running Valero’s core business. Because it was essential for Valero to maintain visibility of both its inventory and financial data to prevent gridlock, the systems had to be integrated in just three months — a process that most companies complete in a year. The only solution was to build a central hub to connect all systems. The organization reached out to SAP for help. SAP NetWeaver now serves as the unified platform for nearly all of Valero’s business. The new infrastructure enables Valero to continue to grow without IT gridlock, expands access to Web and enterprise services, and provides real-time visibility of orders, shipments, and inventories.

FIVE-YEAR SUMMARY 1)
SAP Group

€ millions, unless otherwise stated	2005	2006	2007	2008	2009
Revenue and income
Software revenue	2,743	3,003	3,407	3,606	2,607
thereof EMEA	1,368	1,492	1,697	1,844	1,304
thereof Americas	1,024	1,133	1,228	1,184	855
thereof Asia Pacific Japan	351	378	482	578	449
Software and software related service revenue	5,955	6,605	7,441	8,466	8,198
Total revenue	8,509	9,402	10,256	11,575	10,672
% product revenue	70%	70%	73%	73%	77%
Operating profit	2,337	2,503	2,698	2,701	2,588
Operating margin in %	27%	27%	26%	23%	24%
Stock-based compensation charges	45	129	106	63	54
Acquisition-related charges2)	34	43	61	297	264
Finance income/Finance costs, net	90	120	135	- 51	- 69
Financial income, net	10	122	124	- 50	- 80
Profit before tax	2,323	2,614	2,824	2,624	2,435
Profit sales ratio (profit before tax as a percentage of total revenue)	27%	28%	28%	23%	23%
Return on equity (net income as a percentage of average equity)	29%	31%	30%	27%	22%
Income tax expense	- 818	- 778	- 916	- 776	- 685
Profit after tax	1,496	1,836	1,908	1,848	1,750

Liquidity and Cash flow
Net cash flows from operating activities	1,612	1,847	1,932	2,158	3,015
Net cash flows from investing activities	- 574	- 134	- 1,391	- 3,766	- 299
Net cash flows from financing activities	- 555	- 1,375	- 1,287	1,281	- 2,166
Cash and cash equivalents	2,064	2,399	1,608	1,280	1,884
Restricted cash	n/a	n/a	550	n/a	n/a
Short-term investments	1,782	483	498	382	400
Group liquidity (cash and cash equivalents/short-term investments/restricted cash)	3,846	2,882	2,656	1,662	2,284
Days of sales outstanding (DSO)	68	68	66	71	79
260     SAP Annual Report 2009

SAP Group

€ millions, unless otherwise stated	2005	2006	2007	2008	2009
Assets and Equity
Trade and other receivables7)	2,251	2,443	2,898	3,219	2,598
Total current assets	6,520	5,769	6,184	5,571	5,255
Total non-current assets	2,520	3,563	3,977	8,329	8,119
Total current liabilities (including deferred income)	2,743	2,762	3,184	5,824	3,416
Total non-current liabilities (including deferred income and non-controlling interests)	515	447	499	905	1,467
Total equity (incl. temporary equity)8)	5,782	6,123	6,478	7,171	8,491
Total assets	9,040	9,332	10,161	13,900	13,374
Equity ratio (Total equity as a percentage of the total assets)	64%	66%	64%	52%	63%
Debt ratio (Total liabilities as a percentage of total assets)	36%	34%	36%	48%	37%
Investments	504	902	1,097	4,898	299
Depreciation and amortization	204	214	262	539	499
Depreciation and amortization as a percentage of investment	40%	24%	24%	11%	167%

Employees3) and personnel expenses
Number of employees, year-end	35,873	39,355	44,023	51,544	47,584
Number of employees, annual average	34,483	38,053	42,302	51,638	48,471
Personnel expenses	3,365	3,882	4,191	4,894	4,776
Personnel expenses – excluding stock-based compensation	3,320	3,753	4,085	4,831	4,722
Personnel expenses per employee – excluding stock-based compensation in thousands of €	96	99	97	94	97

Research and development expenses
Research and development expenses	1,089	1,344	1,461	1,627	1,591
as a percentage of total revenue	13%	14%	14%	14%	15%
Number of employees in R&D, year-end3)	10,215	11,801	12,951	15,547	14,813

Financial performance measures
Shares outstanding as of year-end in million4)	1,266	1,268	1,246	1,226	1,226
Weighted average shares – basic in million4)	1,239	1,226	1,207	1,190	1,188
Earnings per share from continuing operations in € 4)	1.21	1.50	1.58	1.55	1.47
Weighted average shares – diluted in million4)	1,243	1,231	1,210	1,191	1,189
Earnings per share from continuing operations – diluted in €3)	1.21	1.49	1.58	1.55	1.47
Dividend per common share in €4), 5)	0.36	0.46	0.50	0.50	0.50
Dividend distributions5)	447	556	594	594	594
Dividend distributions as a percentage of net income5)	30%	30%	31%	32%	34%
Stock prices at year-end – common share in €4)	38.29	40.26	35.53	25.24	33.00
Stock prices – common share – peak in €4)	39.11	46.86	42.27	39.93	35.26
Stock prices – common share – lowest in €4)	27.66	34.56	33.37	23.45	25.01
Market capitalization in billions of €	48.5	51.0	44.3	30.9	40.5
Return on SAP common shares 1 year investment period in %6)	17.75	6.00	- 10.60	- 27.90	32.90
Return on SAP common shares 5 years investment period in %6)	4.96	2.60	14.50	- 4.40	1.30
Return on SAP common shares 10 years investment period in %6)	15.60	16.90	5.20	- 1.10	- 1.20

1)	Amounts for 2009, 2008, 2007 and 2006 according to IFRS; amounts for 2005 according to U.S. GAAP, unless otherwise stated.

2)	Amounts for 2009, 2008 and 2007 according to IFRS; amounts for 2006 and 2005 according to U.S. GAAP.

3)	Based on full-time equivalents

4)	All amounts shown reflect the issuance of bonus shares at a 1-to-3 ratio under the capital increase in 2006. Prior period amounts have been adjusted accordingly.

5)	2009 numbers are based on the proposed dividend for 2009 and on 2009 closing level of treasury stock.

6)	Assuming all dividends are reinvested

7)	Includes Other receivables in 2008 and later

8)	2008 numbers are adjusted for IFRIC 13 Customer Loyalty Programmes
Five-Year Summary     261

Addresses	For more information about the matters discussed in this Annual Report, please contact:

Group Headquarters	Investor Relations
Europe and Asia:
SAP AG	Tel. +49 6227 74 15 51
Dietmar-Hopp-Allee 16	Fax +49 6227 74 08 05
69190 Walldorf	EMail investor@sap.com
Germany	Internet www.sap.de/investor

Tel. +49 6227 74 74 74	Americas:
Fax +49 6227 75 75 75	Tel. +1 877 727 78 62
EMail info@sap.com	Fax +1 212 653 96 02
Internet www.sap.com	EMail investor@sap.com
Internet www.sap.com/investor

The addresses of all our international subsidiaries and sales partners are on the Internet at
www.sap.com/contactsap/directory.	Press
Tel. +49 6227 74 63 15
Fax +49 6227 74 63 31
EMail press@sap.com
Internet www.sap.de/press
262     SAP Annual Report 2009

PUBLICATIONS FOR SHAREHOLDERS
The following publications are available from SAP Investor Relations:
▪	SAP Group Annual Report (IFRS, in English or German)

▪	Annual Report on Form 20-F (US GAAP, in English)

▪	SAP AG Statutory Financial Statements and Review of Operations (HGB, in German)

▪	SAP Quarterly Reports (in English or German)

▪	SAP INVESTOR magazine (in English or German)
All of these documents, plus financial data spreadsheets and other shareholder services, are also available on the Internet at www.sap.com/investor, or in German at www.sap.de/investor.
The SAP Sustainability Report is available on the Internet at www.sapsustainabilityreport.com.
Full information on the governance of SAP is available at www.sap.com/corpgovernance. Materials include:
▪	SAP’s Articles of Incorporation

▪	German Stock Corporation Act, Section 161, Declaration Concerning SAP AG’s Implementation of the German Corporate Governance Code

▪	SAP’s Corporate Governance Statement

▪	SAP’s Code of Business Conduct

▪	Information about the management of the company, including the directors on the governing bodies

▪	Details of the directors’ dealings in SAP shares

▪	Shareholder meeting papers and ballot results
Publications for Shareholders     263

FINANCIAL CALENDAR
2010
April 28
Preliminary results for the first quarter of 2010
June 8
Annual General Meeting of Shareholders, Mannheim,
Germany
June 9
Dividend payment
July 27
Preliminary results for the second quarter of 2010
October 27
Preliminary results for the third quarter of 2010
2011
January 26
Preliminary results for fiscal year 2010, press and analyst
conference and teleconference
May 25
Annual General Meeting of Shareholders, Mannheim,
Germany
May 26
Dividend payment
264     SAP Annual Report 2009

PUBLICATION DETAILS
Publisher
SAP AG
Global Communications
Design and Production
Kuhn, Kammann & Kuhn AG, Cologne, Germany
Photography
Wolfram Scheible, Stuttgart, Germany
Andreas Fechner, Dusseldorf, Germany
Photography Reference Customers
Adidas
Direct Relief International
Hansgrohe
Skullcandy Valero
Printing
ColorDruck GmbH, Leimen, Germany
Copyright
© 2010 SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Trademarks
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, Clear Enterprise, SAP BusinessObjects Explorer and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.
Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP France in the United States and in other countries.
All other product and service names mentioned are the trademarks of their respective company.

Publication Details     265

GROUP HEADQUARTERS
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf Germany
www.sap.com
50097967